Form 20-F
period 2024-12-31
JIADE Ltd
filed 2025-04-25
CIK 1976908

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from             to

Commission file number: 001-42098

JIADE LIMITED

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

18/F, Block D, Huirong Plaza, No. 88, Section 3, Jinhua Road

Jinjiang District, Chengdu City, Sichuan Province

The People’s Republic of China, 610000

(Address of principal executive offices)

Yuan Li, Co-Chief Executive Officer

Telephone: (+86) 400-028-0776

Email: kevin@sckbkj.com

At the address of the Company set forth above

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares	JDZG	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 24,535,471 ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐   No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

*	If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

i

ii

INTRODUCTION

In this annual report on Form 20-F (“Annual Report”), unless the context otherwise requires, references to:

●	“adult education institutions” are to training schools, institutions, or other organizations that offer a variety of educational programs or courses specifically tailored to meet the learning needs of individuals who are beyond traditional school age, including programs and courses related to Self-taught Higher Education Examinations (defined below), the National Unified Examination for College Admissions for Adults (defined below), and the Open University of China (defined below).
●	“China” or the “PRC” are to the People’s Republic of China;
●	“Jiadezhigao HK” are to JIADEZHIGAO LIMITED, a Hong Kong corporation and a wholly owned subsidiary of Jiade Cayman (defined below);
●	“Jiade Zhigao” are to Sichuan Jiade Zhigao Technology Co., Ltd., a limited liability company organized under the laws of the PRC, which is 82% owned by Shenzhen Kebiao (defined below) and 18% owned by WISMASS HK (defined below);
●	“Kebiao Technology” are to Sichuan Kebiao Technology Co., Ltd., a PRC limited liability company, which is wholly owned by Jiade Zhigao;
●	“Ordinary Shares” are to the ordinary shares of JIADE LIMITED, par value US$0.01 per share;
●	“Renminbi” or “RMB” are to the legal currency of China;
●	“Self-taught Higher Education Examinations,” “self-study exams,” or “self-enrollment exams” are to a Chinese education system that allows individuals to study and take exams to earn higher education qualifications without attending formal college or university courses, whereby those who pass the Self-taught Higher Education Examinations are granted qualifications equivalent to those earned through traditional college or university courses, and these qualifications are recognized by the Chinese government and many employers in China;
●	“Shenzhen Kebiao” are to Shenzhen Kebiao Technology Co., Ltd., a limited liability company organized under the laws of the PRC, which is 99% owned by Jiadezhigao HK;
●	“The National Unified Examination for College Admissions for Adults” or “NUE” are to a standardized test in China for adults seeking admission to undergraduate programs in universities, where the NUE provides individuals who have not had the opportunity to pursue higher education with a chance to gain admission to universities and pursue further education, and the test covers a range of subjects, including Chinese language, mathematics, and English, and is administered annually by the PRC Ministry of Education (the “MOE”);

●	“The Open University of China” or “OUC” are to a distance education institution in China that provides education to people who are unable to attend traditional universities, where the OUC offers undergraduate and graduate programs, as well as non-degree continuing education courses, by utilizing a variety of media, including television, radio, and the Internet, for program delivery;
●	“the PRC subsidiaries” or “our PRC subsidiaries” are to Shenzhen Kebiao, Jiade Zhigao, and Kebiao Technology;
●	“U.S. dollars,” “US$,” and “dollars” are to the legal currency of the United States;
●	“we,” “us,” “our,” “Jiade Cayman,” “our Company,” or the “Company” are to JIADE LIMITED, a Cayman Islands exempted company; and
●	“WISMASS HK” are to WISMASS INTERNATIONAL HOLDINGS LIMITED, a Hong Kong corporation and a wholly owned subsidiary of Jiade Cayman.

This Annual Report includes our audited consolidated financial statements for the years ended December 31, 2022, 2023, and 2024. In this Annual Report, we refer to assets, obligations, commitments, and liabilities in our consolidated financial statements in United States dollars. These dollar references are based on the exchange rate of RMB to United States dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of United States dollars which may result in an increase or decrease in the amount of our obligations and the value of our assets.

This Annual Report contains translations of RMB amounts into U.S. dollars at specified rates. Unless otherwise stated, the following exchange rates are used in this Annual Report:

	December 31,
US$Exchange Rate	2022	2023	2024
At the end of the year – RMB	RMB6.8972 to $1.00	RMB7.0999 to $1.00	RMB7.2993 to $1.00
Average rate for the year – RMB	RMB6.7518 to $1.00	RMB7.0896 to $1.00	RMB7.1933 to $1.00

Part I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

A.	[Reserved]
B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Business and Industry

Our PRC subsidiaries may be unable to maintain or raise the quality of their software platform and auxiliary solutions.

Our PRC subsidiaries provide one-stop comprehensive education supporting services to adult education institutions, through a wide range of software platform and auxiliary solutions. As of the date of this Annual Report, our PRC subsidiaries’ services are primarily offered through their self-developed Kebiao Technology Educational Administration Platform (the “KB Platform”), which facilitates streamlined information and data management throughout the teaching cycle of adult education services. Our PRC subsidiaries also expect to promote and utilize their other self-developed software systems among their current and future customers, along with the KB Platform. Our PRC subsidiaries’ ability to retain existing customers and attract new customers depends on the consistency and quality of their software platform and auxiliary solutions. If our PRC subsidiaries are unable to maintain or raise the quality of their software platform and auxiliary offerings, hire or train qualified technical support personnel, gather or allocate sufficient technical support resources, or respond quickly to accommodate the increases in demand for product functionality, customer services, and technical support, it could adversely affect our business, results of operations, and financial condition.

Our PRC subsidiaries may be unable to adequately respond to students’ expectations and help students achieve their learning objectives.

Our PRC subsidiaries generate revenue from providing one-stop comprehensive education supporting services to adult education institutions, and they receive service fees primarily based on the number of students serviced and the types of services they provide. Our PRC subsidiaries are responsible for maintaining the software systems provided by them and ensuring their reliability and functionality, including timely addressing any technical issues, raised by customers or their students, related to various aspects, such as live streaming, video replay, and document downloads. As such, the success of our PRC subsidiaries’ business largely depends on their ability to respond to students’ expectations and help students achieve their learning objectives. The adult education supporting service industry is characterized by rapid changes in the students’ requirements and preferences, frequent introductions of new technologies, and the emergence of new standards and practices for standardized tests. Our PRC subsidiaries may be unable to (i) respond to changes in the students’ requirements and preferences in a cost-effective and timely way; (ii) identify, develop, or acquire leading technologies useful to their business; or (iii) adapt to emerging standards and practices for standardized tests. If our PRC subsidiaries fail to adequately respond to students’ expectations or help students achieve their learning objectives, it may lead to reduced student engagement or increased challenges in attracting prospective customers, which in turn may materially and adversely affect our business, financial condition, and results of operations.

Our business, financial condition, and results of operations could be materially and adversely affected if our PRC subsidiaries face interruptions associated with their technology platforms.

The successful development and maintenance of our PRC subsidiaries’ systems, software, applications, and other platforms are crucial to the attractiveness of our PRC subsidiaries’ services to their customers. In order to achieve our PRC subsidiaries’ strategic objectives and remain competitive, our PRC subsidiaries must continue to develop and enhance their technology. However, our PRC subsidiaries’ efforts may prove to be unsuccessful. Our PRC subsidiaries’ software, systems, platforms, or applications may become inaccessible in the event of system errors, significant traffic increases, power outages, disruption or failure in the national backbone network, or damage from fire, flood, power loss, or telecommunications failure. In addition, our PRC subsidiaries’ technology platforms upon which the management systems and online programs operate, and our PRC subsidiaries’ other databases, products, systems, and source codes, could contain undetected errors or “bugs” that could adversely affect their performance. Our PRC subsidiaries’ computer networks may also be vulnerable to unauthorized access, hacking, computer viruses, and other security breaches. A user who circumvents our PRC subsidiaries’ security measures could misappropriate proprietary information or cause interruptions or malfunctions in operations. Moreover, our PRC subsidiaries may be required to expend significant resources to protect against the threat of security breaches or to alleviate problems caused by these breaches. We have taken several measures to assess, identify, and manage material risks from cybersecurity threats. Specifically, the information technology (“IT”) department of Kebiao Technology, one of our PRC subsidiaries, is responsible for the daily operation and maintenance of network equipment and infrastructure. The IT department identifies and responds to risk incidents based on the technical standards and workflows established by the department. Additionally, if the IT department cannot make independent decisions regarding a risk incident, it will report the incident to our board of directors for discussion and resolution. Our board of directors, which currently consists of Yuan Li, Xiaohui Li, Shuang Qiu, Shaoping Lu, and Shang Wu, is responsible for reviewing reports from personnel with reporting obligations, such as the head of the IT department, regarding any significant risks impacting the software operation and data security of our PRC subsidiaries that they cannot independently assess or manage. See “Item 6. Directors, Senior Management and Employees.” Our board of directors is also responsible for inquiring about the status and progress of significant matters related to such cybersecurity threats, and consulting with relevant departments and personnel in order to conduct timely, accurate, and thorough analyses, discussions, and actions pertaining to such cybersecurity threats, if any. If there are risks that may threaten national security, public interests, or the students’ lives and property, the board of directors proactively report to relevant authorities and cooperate with them in addressing the related risks. Both the IT department and the general administrative department of Kebiao Technology are responsible for overseeing, managing, and documenting data acquired during routine software operations. While the IT department is in charge of maintaining and managing basic data logs and reports related to the daily operation of the software network system, as well as the storage of personal information of students, the general administrative department is responsible for overall record management, particularly concerning the storage and management of documents related to corporate strategic development, production and operation, corporate management, and company secrets, if applicable.

As of the date of this Annual Report, our PRC subsidiaries’ technology has not encountered any material error or technical issue that could have adversely affected or disrupted our PRC subsidiaries’ operations. However, any network interruption or inadequacy in the future that causes interruptions in the availability of our PRC subsidiaries’ software, systems, applications, or other platforms could reduce customer satisfaction. If sustained or repeated, these performance issues could reduce the attractiveness of our PRC subsidiaries’ service offerings to their customers, which in turn may materially and adversely affect our business, financial condition, and results of operations.

Our PRC subsidiaries may face disruptions in technology infrastructure.

The business of our PRC subsidiaries relies on the uninterrupted functioning of their technology infrastructure. For example, our PRC subsidiaries maintain a server in Beijing, which form the backbone of their operations, facilitating the storage, processing, and delivery of data and information. Any disruption or failure of the server could result in a significant impact on the availability and performance of their software platform and service offerings, potentially affecting their reputation and financial performance.

The implementation, support, development, and upgrades of our PRC subsidiaries’ technology infrastructure may incur significant costs. In addition, such technology infrastructure is potentially vulnerable to damages or interruptions as a result of a variety of events beyond control, such as natural disasters, power or telecommunications failures, air quality issues, environmental conditions, computer viruses, malicious cyberattacks, criminal acts, and similar events. See “— Our business, financial condition, and results of operations could be materially and adversely affected if our PRC subsidiaries face interruptions associated with their technology platforms.” These and other events may lead to the disruption of our PRC subsidiaries’ technology infrastructure, the interruption of online course delivery, and the unavailability of our PRC subsidiaries’ tools and services. Any material interruption or failure in the technology infrastructure could cause disruptions in business operations and may require a significant investment to update, remediate or replace with alternatives, which may have a material adverse effect on our business, financial condition, and results of operations.

Our PRC subsidiaries may fail to protect confidential information of their users.

Our PRC subsidiaries’ business involves the collection, storage, processing, and transmission of significant amounts of data. Our PRC subsidiaries’ encryption of data and other protective measures may not prevent unauthorized access or use of sensitive data. Any failure or perceived failure by our PRC subsidiaries to prevent information security breaches or to comply with privacy policies or privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other user data, could reduce customer satisfaction, harm our PRC subsidiaries’ reputation, expose our PRC subsidiaries to legal claims and liabilities, increase their risk of regulatory scrutiny, and result in the imposition of material penalties and fines under applicable laws or regulations.

Our PRC subsidiaries may fail to comply with the regulations that govern their business operations.

Our PRC subsidiaries are required under PRC laws and regulations to obtain and maintain permits and licenses to conduct their business, including business licenses. Our PRC subsidiaries are also subject to certain supervision from the PRC government authorities, such as the SAMR. The PRC regulatory authorities have broad powers to adopt regulations and other requirements affecting or restricting our PRC subsidiaries’ operations. Moreover, these regulatory authorities possess significant powers to enforce applicable regulatory requirements in case of non-compliance by our PRC subsidiaries, including the imposition of fines, sanctions, or the revocation of licenses or permits to operate our PRC subsidiaries’ business. As of the date of this Annual Report, our PRC subsidiaries have maintained all the permits, approval, licenses, or other qualifications required for their operations and have not been subject to any review, investigation, fine, or penalty from any PRC regulatory authority. However, there can be no assurance that our PRC subsidiaries will not face administrative fines or penalties concerning their operations in the future, which, if imposed, may materially and adversely affect our business, financial condition, and results of operations.

Our PRC subsidiaries face competition in the market for adult education supporting services, and we expect competition from existing competitors and other companies that may enter the market or introduce new solutions in the future, which could result in pricing pressures and a decline in both our market share and revenue.

The adult education supporting service industry in the PRC is competitive and rapidly evolving, with new companies increasingly joining the competition in recent years. We compete with other companies that offer software and technical support services to adult education institutions. Competition may result in pricing pressures, declining revenue and profitability, or a loss of market share. Our PRC subsidiaries face competitors who are constantly seeking appealing ideas and introducing competitive products and services. Many of the existing competitors may have strong competitive advantages, including longer operating histories, larger and broader customer bases, lower operating costs, more established relationships with a broader set of suppliers and customers, greater brand recognition, and greater financial, research and development, marketing, distribution, and other resources than our PRC subsidiaries do. In addition, new companies may enter the market with innovative business models or more appealing service offerings, and disrupt the competitive landscape, making it even more challenging for us to maintain our market position. We may lose customers if our PRC subsidiaries fail to compete successfully, which could adversely affect our financial performance and business prospects. We cannot guarantee that our PRC subsidiaries’ strategies will remain competitive or successful in the future. Increasing competition may result in pricing pressures and loss of our PRC subsidiaries’ market share, either of which could have a material adverse effect on our financial condition and results of operation.

Our business, financial condition, and results of operations could be materially and adversely affected if our PRC subsidiaries are unable to enhance existing software platform and auxiliary solutions or develop new systems or platforms in order to keep pace with rapid changes in technology.

Since April 2020, our PRC subsidiaries have successfully developed and acquired software copyrights for 36 software systems or platforms, including the KB Platform, the Enrollment Information Automation Management System, the Backend Management System for Academic Administration, and the Education Service Management System. However, the adult education supporting service industry is subject to rapid technological changes, evolving industry standards, and new product and service introductions, which may render our PRC subsidiaries’ technologies insufficient or obsolete. There can be no assurance that our PRC subsidiaries will be able to anticipate technological developments, develop new enhancements for existing software platforms and services, improve existing functionality to meet rapidly evolving demands, or offer new software, systems, applications, and related services that garner market acceptance. New software products and services require significant upfront investments and there can be no assurance that our PRC subsidiaries will be able to recover such investments in new products and services. If our PRC subsidiaries fail to adapt to the rapidly changing technologies or develop suitable products and services to meet the evolving requirements, it may materially and adversely affect our business, financial condition, and results of operations.

Our PRC subsidiaries’ business may rely on a few customers that account for more than 10% of their total revenue, and interruption in their operations may have an adverse effect on our business, financial condition, and results of operations.

During the years ended December 31, 2022, 2023, and 2024, our PRC subsidiaries derived most of their revenue from a few adult education institution customers. Specifically, for the year ended December 31, 2022, the top three customers of our PRC subsidiaries, Chengdu Jinjiang New Vision Training School, New Vision Huoda (Chengdu) Educational Technology Co., Ltd., and Shenzhen Jiawen Management Consulting Co., Ltd., accounted for 50%, 19%, and 8% of our total revenue, respectively. For the year ended December 31, 2023, the top three customers of our PRC subsidiaries, Chengdu Jinjiang New Vision Training School, New Vision Huoda (Chengdu) Educational Technology Co., Ltd., and Sichuan Action Education & Technology Co., Ltd., accounted for 40%, 29%, and 18% of our total revenue, respectively. For the year ended December 31, 2024, the top three customers of our PRC subsidiaries, Chengdu Jinjiang New Vision Training School, New Vision Huoda (Chengdu) Educational Technology Co., Ltd., and Sichuan Cultural Investment Digital Culture Industry Co., Ltd accounted for 34%, 30%, and 21% of our total revenue, respectively. Pursuant to a typical service agreement entered into between Kebiao Technology, one of our PRC subsidiaries, and a major customer, Kebiao Technology is required to (i) provide a range of auxiliary solutions to the customer’s students, including enrollment, question and answer (“Q&A”) support, and tutoring services related to their courses and studies, (ii) timely respond to any question and request raised by the customer’s students regarding the enrollment, courses, and examinations; (iii) maintain the software platforms provided by Kebiao Technology and ensure their reliability and functionality, including timely responding to various technical issues raised by the customer’s students regarding live streaming, video replay, and document downloads; and (iv) keep and handle with care all information, data, and materials provided by the customer, and are prohibited from using such information outside the scope of the service agreement or disclose it to any third party. Pursuant to the service agreement, the customer is required to pay service fees, within three months after settlement confirmation by both parties, based on the actual number of students served and the type of services provided. The service agreement typically has a term of one year and may be terminated by Kebiao Technology if the customer fails to make payments or a bankruptcy, liquidation, or other similar procedure occurs with respect to the customer, or by the customer if Kebiao Technology fails to the provide the services specified by the agreement and does not rectify the issues after receiving written notice from the customer, or fails to maintain the confidentiality of the customer’s information. See “Item 4. Information of the Company — B. Business Overview — Customers.”

We believe that, in the foreseeable future, our PRC subsidiaries will continue to derive a significant portion of their revenue from a limited number of major customers. If one or more of such major customers fail to make payments, do not honor their contractual commitments, or experience a downturn in their business, our revenue and results of operations may be materially and adversely affected. Our PRC subsidiaries may lose a major customer due to a variety of factors, including their capacity to deliver reliable and stable software platforms, the quality of their customer service, as well as their competitiveness in pricing strategies. Even though our PRC subsidiaries have a strong record of performance, we cannot guarantee that they will continue to maintain their business cooperation with these major customers at the same level, or at all. If any significant customer terminates its relationship with our PRC subsidiaries, we cannot assure you that our PRC subsidiaries will be able to secure an alternative arrangement with a comparable customer in a timely manner, or at all. Losing one or more of these major customers could adversely affect our revenue and profitability.

Our PRC subsidiaries derive a majority of revenue from a limited number of cities and any event negatively affecting the adult education market in these cities could have a material adverse effect on our business and results of operations.

For the years ended December 31, 2022, 2023, and 2024, our PRC subsidiaries derived approximately 91.7%, 100.0%, and 100.0% of the total revenue from Sichuan Province, respectively, while 90.7%, 98.1%, and 98.2% was derived specifically from Chengdu City, respectively. These cities are expected to continue to be important sources of our PRC subsidiaries’ revenue. If any of these cities experience any event that would negatively affect the adult education market, including (i) the occurrence of a significant economic downturn, global recession, natural disaster, or widespread outbreak of contagious diseases, (ii) the implementation of regulations by local governments that affect the adult education market and impose additional restrictions on our PRC subsidiaries, and (iii) intensified competition due to increasing numbers of companies offering similar software and technology services in these cities, our business and results of operations may be materially and adversely affected.

If our PRC subsidiaries fail to manage their growth or execute their strategies and future plans effectively, they may not be able to take advantage of market opportunities or meet the demand of their customers.

Our PRC subsidiaries’ business has grown substantially since their inception, and they expect to continue to grow in terms of the scale and diversity of operations. For example, our PRC subsidiaries endeavor to further diversify their product and service offerings to include production safety training and related examination services, by developing software for production safety training and relevant exams, providing training and examination support services, and venturing into the vocational skills training and examination market. These endeavors increase the complexity of their operations and may cause strain on their managerial, operational, and financial resources. Our PRC subsidiaries must continue to hire, train, and effectively manage new employees. In the event that their new hires fail to perform as expected, or if our PRC subsidiaries fail to hire, train, manage, and integrate new employees, their business, financial condition, and results of operations may be materially adversely affected. Their expansion will also require them to maintain consistency in the quality of their existing adult education supporting services so that their reputation is not damaged by any deviations in quality, whether actual or perceived.

Our PRC subsidiaries’ future results of operations also depend largely on their ability to execute their future plans successfully. In particular, their continued growth may subject them to the following additional challenges and constraints:

●	our PRC subsidiaries face challenges in ensuring the productivity of a large employee base and recruiting, training, and retaining highly skilled personnel, including areas of sales and marketing and information technology for their growing operations;
●	our PRC subsidiaries face challenges in responding to evolving industry standards and government regulations that impact their business and the adult education supporting service industry in general;
●	technological or operational challenges may arise from the expansion of business operations;
●	the execution of their future plans will be subject to the availability of funds to support the relevant capital investment and expenditures; and
●	the successful execution of our PRC subsidiaries’ strategies is subject to factors beyond their control, such as general market conditions, and economic and political developments in China and globally.

All of these endeavors involve risks and will require significant management, financial, and human resources. We cannot assure you that our PRC subsidiaries will be able to effectively manage their growth or implement their strategies successfully. There is no assurance that the investment to be made by our PRC subsidiaries as contemplated under their future plans will be successful and generate the expected return. If our PRC subsidiaries are not able to manage their growth or execute their strategies effectively, or at all, their business, results of operations, and prospects may be materially and adversely affected.

Our PRC subsidiaries’ brand image and reputations may be adversely impacted by the misuse of our PRC subsidiaries’ platforms.

Our PRC subsidiaries’ current or future service offering may include software platforms, systems, and applications that facilitate communication between the teaching staff and students. Because our PRC subsidiaries do not have full control over how the teaching staff and students will use these platforms, systems, and applications to communicate, our PRC subsidiaries’ platforms, systems, and applications may from time to time be misused to engage in immoral, disrespectful, fraudulent or illegal activities, such as intentionally failing to comply with government regulations and improper disclosure of sensitive or classified information. Although our PRC subsidiaries are not aware of any material incidents on their platforms and such incidents have not been covered by media reports or Internet forums, any such exposure or coverage could generate negative publicity about our PRC subsidiaries’ brands and platforms. There is no guarantee that the control procedures implemented, or to be implemented, by our PRC subsidiaries will prove sufficient to prevent all such content or activities from being posted or carried out. Moreover, because our PRC subsidiaries have limited control over the real-time and offline behavior of the students and teaching staff, to the extent such behavior is associated with our PRC subsidiaries’ software platforms, systems, or applications, our PRC subsidiaries’ ability to protect their brand image and reputation may be limited. Our PRC subsidiaries’ business and the public perception of their brands may be materially and adversely affected by the misuse of their platforms. In addition, in the event that any students or teaching staff of the customers of our PRC subsidiaries experience or claim to have experienced financial, emotional, or other types of harm resulting from commutation or interaction initiated on our PRC subsidiaries’ platforms, our PRC subsidiaries may face civil lawsuits or other liabilities initiated by the affected student or teaching staff, or governmental or regulatory actions against our PRC subsidiaries.

Our PRC subsidiaries may be the subject of detrimental conducts by third parties, which could have a negative impact on their reputation.

Our PRC subsidiaries may be the target of anti-competitive, harassing, or other detrimental conduct by third parties including their competitors. Such conduct may include complaints, anonymous or otherwise, to regulatory agencies regarding our PRC subsidiaries’ operations, accounting, business relationships, business prospects, and business ethics. Additionally, anyone may post false allegations online against our PRC subsidiaries on an anonymous basis. Our PRC subsidiaries may be subject to government or regulatory investigation as a result of such third-party conduct and may be required to expend significant time and incur substantial costs to address such third-party conduct, and there can be no assurance that each of the allegations will be refuted conclusively within a reasonable period of time, or at all. Our business may also be materially negatively affected as a result of such public dissemination of anonymous allegations or malicious statements.

Any negative publicity about our PRC subsidiaries, their services, and their management may materially and adversely affect their reputation and business.

Our PRC subsidiaries may from time to time receive negative publicity about them, or their management or business. Certain of such negative publicity may be the result of malicious harassment or unfair competition acts by third parties. Our PRC subsidiaries may even be subject to government or regulatory investigation as a result of such third-party conduct and may be required to spend significant time and incur substantial costs to defend themselves against such third-party conduct, and our PRC subsidiaries may not be able to conclusively refute each of the allegations within a reasonable period of time, or at all. Harm to their reputation can also arise for other reasons, including misconduct of their employees or any third-party business partners with whom they conduct business. Our PRC subsidiaries may be materially and adversely affected as a result of any negative publicity, which in turn may cause them to lose market share, marketing customers, industry partners, and other business partnerships.

Our PRC subsidiaries may fail to protect their intellectual property.

Our PRC subsidiaries consider their copyrights, trademarks, trade names, domain names, and other intellectual property rights invaluable to their ability to continue to develop and enhance their brand recognition. In particular, as of the date of this Annual Report, our PRC subsidiaries have already acquired 36 software copyrights and 8 copyright registration certificates since their incorporation in April 2020. See “Item 4. Information of the Company — B. Business Overview — Technology.” Our PRC subsidiaries rely on a combination of copyright, trademark, and trade secret laws to protect their intellectual property rights. Nevertheless, the measures our PRC subsidiaries take to protect their intellectual property rights may be inadequate to prevent improper or unauthorized uses. The improper or unauthorized uses of our PRC subsidiaries’ intellectual property rights may decrease the brand value and cause a decline in sales. Our PRC subsidiaries could, even if by omission, fail to renew an intellectual property right in a timely manner, or third parties may challenge, and succeed in obtaining the invalidation of, any existing or future intellectual property issued to, or licensed to our PRC subsidiaries. Monitoring and preventing the improper or unauthorized uses of intellectual property rights requires significant effort, and could result in substantial costs and diversion of our PRC subsidiaries’ management’s attention and resources. There can be no assurance that the steps that have been, or will be, taken to protect intellectual property rights will be sufficient or that third parties will not infringe upon or misappropriate our PRC subsidiaries’ proprietary rights. Failure to adequately protect our PRC subsidiaries’ intellectual property could materially and adversely affect our business, financial condition, and results of operations.

Litigation may also be necessary to defend against claims of infringement or invalidity by others as our PRC subsidiaries actively pursue innovation and enhance the value of their intellectual property portfolio. An adverse outcome in litigation or any similar proceedings could adversely affect our business, financial condition, and results of operation. In addition, the diversion of management’s attention and resources while addressing any intellectual property litigation claim, regardless of whether the claim is valid, could significantly affect our business, financial condition, and results of operation.

Our PRC subsidiaries may be subject to intellectual property infringement disputes from time to time based on their alleged use of third-party intellectual property.

There can be no assurance that the software, technology systems, platforms, applications or other intellectual property developed or utilized by our PRC subsidiaries do not or will not infringe upon valid intellectual property rights held by third parties. Our PRC subsidiaries may encounter disputes from time to time over rights and obligations concerning intellectual property rights held by third parties, and our PRC subsidiaries may not prevail in those disputes. There could also be existing intellectual property of which we are not aware that our products and services may inadvertently infringe. There can be no assurance that our PRC subsidiaries’ personnel or other affiliates will not use third-party copyrighted materials or intellectual property without proper authorization, on our PRC subsidiaries’ websites, platforms, or applications, and users may also post unauthorized third-party content on our PRC subsidiaries’ platforms, systems, or applications without authorization. As a result, our PRC subsidiaries may incur liability for unauthorized duplication or distribution of the materials posted. As of the date of this Annual Report, our PRC subsidiaries have not been involved in claims against them alleging infringement of third-party intellectual property rights. However, our PRC subsidiaries may be subject to such claims in the future. Any such intellectual property infringement claim could result in costly litigation, harm our PRC subsidiaries’ reputation, divert their management attention and resources, and subject them to substantial financial harm. As a result, our business and financial performance may be materially and adversely affected.

Our PRC subsidiaries may face increased labor costs, inability to retain suitable employees, or unfavorable labor relations.

Our PRC subsidiaries devote significant resources to recruiting and training employees. Their ability to manage and control labor costs is subject to numerous external factors beyond control, including market pressures with respect to prevailing wage rates, unemployment levels, health and insurance expenses, as well as the impact of wage and employee benefits legislation and regulations. Any changes in these external factors could significantly increase labor costs, which would reduce our PRC subsidiaries’ net income and cash flows.

Our PRC subsidiaries aim to motivate and retain qualified employees. If the employees are unsatisfied with what our PRC subsidiaries offer, such as remuneration packages or working environment, our PRC subsidiaries may not be able to retain qualified employees or replace them with personnel of appropriate skill sets and personal attributes at comparable costs. If such an event, our PRC subsidiaries may need to expend additional resources to retain or replace suitable employees.

As of the date of this Annual Report, our PRC subsidiaries have not been subject to any employment- related claims. However, from time to time, our PRC subsidiaries may be subject to various employment- related claims, such as individual actions or government enforcement actions relating to wage-hour, labor standards, or healthcare and benefits issues. Such actions, if brought against our PRC subsidiaries and successful in whole or in part, may materially and adversely affect our business, financial condition, and results of operations.

If we fail to attract, recruit, or retain our key personnel, including our executive officers, senior management, and key employees, our ongoing operations and growth could be affected.

Our success depends, to a large extent, on the efforts of our key personnel, including Yuan Li, our founder and Chief Executive Officer, our other executive officers, senior management, and other key employees who have valuable experience, knowledge, and connections in the adult education supporting service industry. There is no assurance that these key personnel will not voluntarily terminate their employment with us. We do not carry, and do not intend to procure, key person insurance on any of our senior management team. The loss of any of our key personnel could be detrimental to our ongoing operations.

Our success will also depend on our ability to attract and retain qualified personnel to manage our existing operations as well as our future growth. We may not be able to successfully attract, recruit, or retain key personnel, and this could adversely impact our financial condition, operating results, and business prospects.

Our PRC subsidiaries face risks related to natural disasters, health epidemics, and other outbreaks, which could significantly disrupt their operations.

Our PRC subsidiaries’ business may be negatively impacted by the fear of, exposure to, or actual effects of, a disease outbreak, epidemic, pandemic, or similar widespread public health concern, including travel restrictions or recommendations or mandates from governmental authorities as a result of the COVID-19 pandemic, the threat of the virus, or the emergence of any variants. These impacts include, but are not limited to, (i) significant reductions in demand or significant volatility in demand for our PRC subsidiaries’ one- stop comprehensive education supporting services, (ii) failure of third parties on which our PRC subsidiaries rely, which may include suppliers and external business partners, (iii) periods of disruption that limit the ability to access the financial markets or which increase the cost of liquidity, and (iv) significant changes in the political conditions in regions in which our PRC subsidiaries operate.

During the years ended December 31, 2021 and 2022, our PRC subsidiaries’ business was moderately impacted by the COVID-19 pandemic. For example, the COVID-19 pandemic caused an economic downturn in the PRC, prompting adult education institutions to curtail their budgets for information technology related services, including those from our PRC subsidiaries. Furthermore, the preventive measures implemented by the PRC government discouraged many prospective students from enrolling in adult education institutions, due to the risk of not being able to attend classes. The reduced demand for adult education services, in turn, adversely affect our PRC subsidiaries’ business, as their service fees depend largely on the number of students served. Additionally, the impact of the COVID-19 pandemic on logistics and supply chains also posed challenges for the daily operations of our PRC subsidiaries. Overall, the combination of budgetary constraints among customers, reduced demand for adult education training and examinations, and disrupted logistics, moderately affected our PRC subsidiaries’ business, financial condition, and results of operations. As a result of the combined effect of the foregoing, the demand for our PRC subsidiaries’ auxiliary services, such as in-person courses, decreased, resulting in a decrease in the average service price per student from RMB811 for the year ended December 31, 2021 to RMB364 for the year ended December 31, 2022. Nevertheless, the COVID-19 pandemic had a less significant impact on the overall number of students served, which is less dependent on offline activities. The number of students served increased from 6,200 for the year ended December 31, 2021 to 28,122 for the year ended December 31, 2022, mainly due to the increased enrollment scale of each adult education institution. As a result, our total revenue increased by approximately RMB5,213,000, or 103.7%, from approximately RMB5,026,000 for the year ended December 31, 2021 to approximately RMB10,239,000 (US$1,484,000) for the year ended December 31, 2022. Since the end of 2022, the Chinese government has eased the COVID-19 restrictions.

As a result, our PRC subsidiaries gradually recovered from the negative impact of the COVID-19 pandemic on their results of operations. For the years ended December 31, 2023 and 2024, the COVID-19 pandemic did not have a material net impact on our PRC subsidiaries’ financial position and operating results. However, the emergence of regional recurrences of the COVID-19 pandemic and the corresponding restrictive measures are beyond our control. The extent to which the COVID-19 pandemic, or similar natural disasters and health epidemics and outbreaks, may impact our PRC subsidiaries will depend on future developments, which are highly uncertain and cannot be predicted, including the duration, severity, and recurrence of any such outbreak, the effectiveness of mitigation strategies, and third-party actions taken to contain its spread and mitigate its public health effects. Any of these factors may materially and adversely affect our business, financial condition, and results of operations.

Uncertain economic or social conditions may adversely impact our PRC subsidiaries’ business.

Our PRC subsidiaries’ business could be negatively impacted by reduced demand for their one-stop comprehensive education supporting services related to one or more significant local, regional, or global economic or social disruptions. These disruptions may include: a slow-down, recession or inflationary pressures in the general economy; reduced market growth rates; tighter credit markets for our PRC subsidiaries’ suppliers, vendors, or customers; a significant shift in government policies; significant social unrest; escalating trade tensions or trade wars, including between the United States and China, or the deterioration of economic relations between countries or regions. Additionally, these and other economic conditions may cause our PRC subsidiaries’ suppliers, distributors, contractors or other third-party partners to suffer financial or operational difficulties that they cannot overcome, resulting in their inability to provide our PRC subsidiaries with the needed materials and services, in which case our business and results of operations could be adversely affected.

Fluctuations in interest rates could negatively affect our reported results of operations.

Our business and financial performance could be negatively impacted by the fluctuations in interest rates. Elevated interest rates may result in increased borrowing costs, potentially diminishing our PRC subsidiaries’ profitability. While we strive to maintain competitive pricing for our PRC subsidiaries’ one-stop comprehensive adult education supporting services, an increase in interest rates may necessitate price adjustments. However, the competitive landscape within our industry may limit our ability to pass on these increased costs to customers. Our customers, primarily educational institutions and organizations, often operate within budget constraints, and any price increases may result in reduced demand or a shift towards more cost-effective alternatives. As of the date of this Annual Report, interest rates have historically shown fluctuations. While our PRC subsidiaries actively manage interest rate risks through various financial strategies, such as diversifying their debt portfolio and closely monitoring market trends, there is no guarantee that these measures will fully mitigate the potential adverse effects of interest rate fluctuations. If our PRC subsidiaries are unable to do so, our financial condition and profitability could also be materially and adversely affected.

Our PRC subsidiaries may be involved in legal and other disputes and claims arising out of their operations.

Our PRC subsidiaries may, from time to time, be involved in disputes with and subject to claims by users, customers, and students, or other parties involved in their business. There can be no assurance that when legal actions arise in the ordinary course of our PRC subsidiaries’ business, any of the legal actions will be resolved in their favor. Our PRC subsidiaries are subject to uncertainties as to the outcome of such legal proceedings and our PRC subsidiaries’ business operations may be disrupted. Legal or other proceedings involving our PRC subsidiaries may, among others, result in our PRC subsidiaries incurring significant costs, divert management’s attention and other resources, negatively affect our PRC subsidiaries’ operations, cause negative publicity against our PRC subsidiaries, or damage their reputation, regardless of whether they are successful in defending such claims or proceedings. As a result, our business, financial condition, and results of operations may be materially and adversely affected.

Our historical financial and operating results are not indicative of our future performance and our financial and operating results may fluctuate.

During the years ended December 31, 2022, 2023, and 2024, our revenue was approximately RMB10,239,000, RMB15,571,000, and RMB18,742,000 (US$2,568,000), respectively. For the same years, our net income was approximately RMB5,360,000, RMB9,562,000, and RMB5,607,000 (US$768,000), respectively. While we have achieved strong financial results in the past, these results may not be sustainable or indicative of future results, and we cannot assure you that we will achieve or maintain profitability on a consistent basis. The results of operations may vary from period to period in response to a variety of factors beyond control, including the general economic conditions, regulatory actions, changes in demand for adult education supporting services, increased competition, constantly changing industry trend, or our failure to capitalize on growth opportunities. Due to these and other factors, our historical financial performance, growth rates, profitability and operating results may not indicate future performance and you should not rely on them to predict our future performance.

Our PRC subsidiaries may not maintain adequate insurance, which could expose them to significant costs and business disruption.

We believe our PRC subsidiaries maintain insurance coverage that is customary for businesses of their sizes and types. See “Item 4. Information of the Company — B. Business Overview — Insurance.” However, there can be no assurance that such insurance coverage will always be available or will always be sufficient to cover any damages resulting from any kind of claims. In addition, there are certain types of risks that may not be covered by our PRC subsidiaries’ insurance policies, such as war, force majeure events, or certain business interruptions. In addition, there can be no assurance that when the current insurance policies expire, our PRC subsidiaries will be able to renew them at sufficient and favorable terms. Claims that are not covered by the policies or the failure to renew the insurance policies may materially adversely affect our PRC subsidiaries’ business, financial condition, and results of operations.

Future acquisitions may have an adverse effect on our PRC subsidiaries’ ability to manage their business.

Our PRC subsidiaries may acquire businesses, technologies, services, or products that are complementary to their existing adult education supporting service businesses. Future acquisitions may expose them to potential risks, including risks associated with the integration of new operations, services, and personnel, the diversion of resources from their existing businesses, failure to achieve expected growth by the acquired businesses, and the inability to generate sufficient revenue to offset the costs and expenses of acquisitions, or the potential loss of or harm to relationships with both employees and customers resulting from their integration of new businesses.

In addition, our PRC subsidiaries may be unable to identify appropriate acquisition or strategic investment targets when it is necessary or desirable to make such acquisition or investment to remain competitive or to expand our PRC subsidiaries’ business. Even if our PRC subsidiaries identify an appropriate acquisition or investment target, they may face challenges in successfully negotiating favorable terms of the acquisition or investment and financing the proposed transaction. Our PRC subsidiaries may need to raise additional debt funding or sell additional equity securities to make such acquisitions. The raising of additional debt funding by our PRC subsidiaries, if required, would result in increased debt service obligations and could result in additional operating and financing covenants, or liens on their assets, that would restrict their operations. The sale of additional equity securities could result in additional dilution to our stockholders. If any one or more of the aforementioned risks associated with acquisitions or investments materialize, the acquisitions or investments may not be beneficial to our PRC subsidiaries, which in turn may materially and adversely affect our business, financial condition, and results of operations.

We may require additional financing in the future and our PRC subsidiaries’ operations could be curtailed if we are unable to obtain required additional financing when needed.

We may need to obtain additional debt or equity financing to fund our PRC subsidiaries’ future capital expenditures and to address working capital needs that may arise in the normal course of operations. While we do not anticipate seeking additional financing in the immediate future, any additional equity financing may result in dilution to the holders of our outstanding Ordinary Shares. Additional debt financing may impose affirmative and negative covenants that restrict our freedom to operate our business. There can be no assurance that we will be able to obtain additional financing on favorable terms, or any financing at all, and the failure to obtain sufficient financing could adversely affect our business operations, particularly in a challenging or uncertain global economic environment.

Risks Relating to Doing Business in the PRC

Changes in China’s economic, political, or social conditions or government policies could have a material adverse effect on our PRC subsidiaries’ business and operations.

Substantially all of our PRC subsidiaries’ assets and operations are currently located in China. Accordingly, our PRC subsidiaries’ business, financial condition, results of operations, and prospects may be influenced to a significant degree by political, economic, and social conditions in China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange, and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, including the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. Any adverse changes in economic conditions in China, in the policies of the Chinese government, or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our PRC subsidiaries’ business and operating results, reduce demand for their products, and weaken their competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on our PRC subsidiaries. For example, our PRC subsidiaries’ financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate adjustments, to control the pace of economic growth. These measures may cause decreased economic activities in China, which may adversely affect our PRC subsidiaries’ business and operating results.

Furthermore, our Company, our PRC subsidiaries, and our investors may face uncertainty about future actions by the government of China that could significantly affect our PRC subsidiaries’ financial performance and operations.

Uncertainties in the interpretation and enforcement of PRC laws and regulations and changes in policies, rules, and regulations in China, which may be quick with little advance notice, could limit the legal protection available to you and us.

The PRC legal system is based on written statutes. Unlike common law systems, it is a system in which legal cases have limited value as precedents. In the late 1970s, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The legislation over the past three decades has significantly increased the protection afforded to various forms of foreign or private- sector investment in China. Our PRC subsidiaries are subject to various PRC laws and regulations generally applicable to companies in China. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, however, the interpretations of many laws, regulations, and rules are not always uniform and enforcement of these laws, regulations, and rules involve uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, however, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy in the PRC legal system than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies, internal rules, and regulations (some of which are not published in a timely manner or at all) that may have retroactive effect and may change quickly with little advance notice. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainties over the scope and effect of our contractual, property (including intellectual property), and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments, or bringing actions in China against us or our directors and officers that reside outside the United States based on foreign laws. It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China.

As an exempted company incorporated under the laws of the Cayman Islands, we conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, seven of our eight directors and officers, namely Yuan Li, Xiaohui Li, Li Tan, Xiang Lan, Hangyu Dai, Shuang Qiu, and Shang Wu, reside in the PRC; another director, Shaoping Lu, resides in the United States. All or a substantial portion of the assets of our directors and officers are located outside the United States. As a result, it may be difficult for you to effect service of process upon those persons inside mainland China. It may be difficult for you to enforce judgments obtained in U.S. courts based on civil liability provisions of the U.S. federal securities laws against us and our officers and directors who do not currently reside in the U.S. or have substantial assets in the U.S. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the U.S. or any state.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of written arrangement with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security, or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States. It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the authorities in China may establish a regulatory cooperation mechanism with counterparts of another country or region to monitor and oversee cross border securities activities, such regulatory cooperation with the securities regulatory authorities in the United States may not be efficient in the absence of a practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or “Article 177,” which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within the territory of the PRC. Article 177 further provides that Chinese entities and individuals are not allowed to provide documents or materials related to securities business activities to foreign agencies without prior consent from the securities regulatory authority of the State Council and the competent departments of the State Council. While detailed interpretation of or implementing rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigations or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

Given the Chinese government’s significant oversight and discretion over the conduct of our PRC subsidiaries’ business, the Chinese government may intervene or influence their operations at any time, which could result in a material change in our PRC subsidiaries’ operations and/or the value of our Ordinary Shares.

The Chinese government has significant oversight and discretion over the conduct of our PRC subsidiaries’ business and may intervene or influence their operations at any time as the government deems appropriate to further regulatory, political, and societal goals, which could result in a material change in our PRC subsidiaries’ operations and/or the value of our Ordinary Shares.

The Chinese government has recently published new policies that significantly affected certain industries such as the education and Internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding the adult education supporting service industry that could adversely affect our PRC subsidiaries’ business, financial condition, and results of operations.

Furthermore, if China adopts more stringent standards with respect to certain areas such as environmental protection or corporate social responsibilities, our PRC subsidiaries’ may incur increased compliance costs or become subject to additional restrictions in their operations. Certain areas of the law, including intellectual property rights and confidentiality protections, in China may also not be as effective as in the United States or other countries. In addition, our PRC subsidiaries cannot predict the effects of future developments in the PRC legal system on their business operations, including the promulgation of new laws, or changes to existing laws or the interpretation or enforcement thereof. These uncertainties could limit the legal protections available to us and our investors, including you.

Any actions by the Chinese government, including any decision to intervene or influence the operations of our PRC subsidiaries or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to the operations of our PRC subsidiaries, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. The ability of our subsidiaries to operate in China may be impaired by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, foreign investment limitations, and other matters. The central or local governments of China may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts for our PRC subsidiaries to ensure their compliance with such regulations or interpretations. As such, our PRC subsidiaries may be subject to various government and regulatory interference in the provinces in which they operate. They could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub- divisions. They may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply.

Accordingly, government actions in the future, including any decision to intervene or influence the operations of our PRC subsidiaries at any time or to exert control over an offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to the operations of our PRC subsidiaries, may limit or completely hinder our ability to offer or continue to offer securities to investors, and/or may cause the value of such securities to significantly decline or be worthless.

Our PRC subsidiaries have not made adequate social insurance and housing fund contributions for all employees as required by PRC regulations, which may subject them to penalties.

According to the PRC Social Insurance Law and the Administrative Regulations on the Housing Funds, companies operating in China are required to participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance, maternity insurance (collectively known as “social insurance”), and housing funds plans, and the employers must pay all or a portion of the social insurance premiums and housing funds for their employees. For more details, please see “Item 4. Information of the Company — B. Business Overview — Regulations — Regulations Related to Social Welfare.” The requirement of social insurance and housing fund has not been implemented consistently by the local governments in China given the different levels of economic development in different locations.

Our PRC subsidiaries have not made adequate social insurance and housing fund contributions for all employees, and they may be required to make up for the shortfall in the social insurance contributions as well as to pay late fees at the rate of 0.05% per day of the outstanding amount from the due date. If they fail to make up for the shortfalls within the prescribed time limit, the relevant administrative authorities will impose a fine of one to three times the outstanding amount upon them. With respect to housing fund plans, our PRC subsidiaries may be required to pay and/or deposit housing funds in full and on time within the prescribed time limit. If they fail to do so, relevant authorities could impose a fine of not less than RMB10,000 nor more than RMB50,000 and file applications to competent courts for compulsory enforcement of payment and deposit. As of December 31, 2024, we estimate that the amount of outstanding social insurance premiums and housing funds was approximately RMB674,000 and the amount of late fees and potential fines was in the range of RMB559,000 and RMB1,455,000. We have not made accruals for the expected amounts owed, including late fees and fines that may be imposed by the relevant local government authorities in the financial statements. There are a number of policies providing that local governmental authorities shall act carefully to avoid burdensome measures over the small- and medium-size entities. For example, pursuant to the Emergency Notice on Practicing Principles of the State Council Executive Meeting and Stabilizing Work on Collecting Social Insurance Premiums, promulgated by the Ministry of Human Resources and Social Security on September 21, 2018, local authorities are prohibited from recovering the unpaid social insurance premiums from enterprises without permission in a centralized manner. Although we have not received any inquiry, notice, warning, or sanction regarding such late fees or fines, the interpretation and implementation of labor-related laws and regulations are still constantly evolving which may be further amended from time to time. Accordingly, if the relevant PRC authorities determine that our PRC subsidiaries shall make supplemental social insurance and housing fund contributions or that they are subject to fines and legal sanctions in relation to their failure to make social insurance and housing fund contributions in full for their employees, their business, financial condition, and results of operations may be adversely affected.

Greater oversight by the Cyberspace Administration of China (“CAC”) over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our PRC subsidiaries’ business and our offerings.

On December 28, 2021, 13 governmental departments of the PRC, including the CAC, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022. The Cybersecurity Review Measures provide that, in addition to CIIO that intend to purchase Internet products and services, online platform operators engaging in data processing activities that affect or may affect national security must be subject to cybersecurity review by the Cybersecurity Review Office of the PRC. According to the Cybersecurity Review Measures, a cybersecurity review assesses potential national security risks that may be brought about by any procurement, data processing, or overseas listing. The Cybersecurity Review Measures require that an online platform operator which possesses the personal information of at least one million users must apply for a cybersecurity review by the CAC if it intends to be listed in foreign countries.

On November 14, 2021, the CAC published the Security Administration Draft, which provides that data processing operators engaging in data processing activities that affect or may affect national security must be subject to cybersecurity review by the relevant Cyberspace Administration of the PRC. According to the Security Administration Draft, data processing operators shall apply for a cybersecurity review by the relevant Cyberspace Administration of the PRC under certain circumstances, such as (i) mergers, restructurings, and divisions of Internet platform operators that hold large amount of data relating to national security, economic development, or public interest which affects or may affect the national security, (ii) overseas listings of data processors that process personal data for more than one million individuals, (iii) Hong Kong listings of data processors that affect or may affect national security, and (iv) other data processing activities that affect or may affect the national security. The deadline for public comments on the Security Administration Draft was December 13, 2021.

On February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”) and five supporting guidelines, which came into effect on March 31, 2023. According to the Trial Measures, a domestic enterprise involved in offering securities and listing shall comply with laws, administrative regulations, and relevant national provisions, when it comes to providing personal information and important data to foreign entities.

On March 22, 2024, the CAC promulgated the Provisions on Regulating and Facilitating Cross-Border Data Flow, together with two guideline documents separately named the “Second Version of Declaration for Security Assessment of Data Outbound” and the “Second Version of Filing for Personal Information Outbound Standard Contract.” According to the above regulations, data processors who provide important data overseas or have transferred the non-sensitive personal information of over one million individuals overseas or the sensitive personal information of over 10,000 individuals since the beginning of a given year must declare the data for security assessment. Critical information infrastructure operators must declare data when providing personal information or important data overseas. In addition, if a data processor has not been notified by relevant government departments or local authorities, or if data has not been publicly released as important data, the data processor does not need to declare its data for security assessment as important data to exit the country.

As of the date of this Annual Report, we have not received any notice from any PRC authorities identifying our PRC subsidiaries as CIIOs or requiring us to go through cybersecurity review or network data security review by the CAC. As confirmed by our PRC counsel, China Commercial Law firm, neither the operations of our PRC subsidiaries, nor our listing are expected to be affected, and that we are not subject to cybersecurity review by the CAC under the Cybersecurity Review Measures, nor will any such entity be subject to the Security Administration Draft, if it is enacted as proposed, because our PRC subsidiaries are not CIIOs or online platform operators that possess personal information of at least one million users or engage in data processing activities that affect or may affect national security. There remains uncertainty, however, as to how the Cybersecurity Review Measures and the Security Administration Draft will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures and the Security Administration Draft. If any such new laws, regulations, rules, or implementation and interpretation come into effect, we expect to take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us. We cannot guarantee, however, that our PRC subsidiaries will not be subject to cybersecurity review and network data security review in the future. During such reviews, our PRC subsidiaries may be required to suspend their operations or experience other disruptions to their operations. Cybersecurity review and network data security review could also result in negative publicity with respect to our Company and diversion of our managerial and financial resources, which could materially and adversely affect our business, financial conditions, and results of operations.

The Opinions, the Trial Measures, and the revised Provisions recently issued by the PRC authorities subject us to additional compliance requirements in the future.

The General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the “Opinions,”, which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. The Opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. On February 17, 2023, the CSRC promulgated the Trial Measures and five supporting guidelines, which became effective on March 31, 2023. Pursuant to the Trial Measures, PRC domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following their submission of initial public offerings or listing applications. If a domestic company fails to complete required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as an order to rectify, warnings, and fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. See “Item 4. Information of the Company — B. Business Overview — Regulations — Regulations Relating to Overseas Listings”

On February 24, 2023, the CSRC, together with the Ministry of Finance of the PRC (the “MOF”), National Administration of State Secrets Protection and National Archives Administration of China, revised the Provisions issued by the CSRC and National Administration of State Secrets Protection and National Archives Administration of China in 2009, or the “Provisions”. The revised Provisions were issued under the title “Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies,” and came into effect on March 31, 2023 together with the Trial Measures. The revised Provisions require that, among other things, (i) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; and (ii) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. As advised by our PRC counsel, China Commercial Law firm, the documents we have provided or disclosed, or plan to provide or disclose, do not contain any state secrets or working secrets of government agencies. However, there remains uncertainty as to how relevant competent authorities will define “state secrets or working secrets of government agencies.” If they recognize that the documents we have disclosed or provided, or plan to disclose or provide, contain “state secrets or working secrets of government agencies,” we or our PRC subsidiaries may be subject to the approval requirements of the revised Provisions. Any failure or perceived failure by our Company or our PRC subsidiaries to comply with the above confidentiality and archives administration requirements under the revised Provisions and other PRC laws and regulations may result in the relevant entities being held legally liable by competent authorities, and referred to the judicial organ to be investigated for criminal liability if suspected of committing a crime.

The Opinions, the Trial Measures, the revised Provisions, and any related implementing rules to be enacted may subject us to additional compliance requirements in the future. As there are still uncertainties regarding the interpretation and implementation of such regulatory guidance, we cannot assure you that we will be able to comply with any additional regulatory requirements, which may arise from the evolving interpretation of the Opinions, the Trial Measures, or any related implementing rules to be enacted, with respect to our future overseas capital-raising activities.

Recent joint statement by the SEC and the PCAOB, rule changes by Nasdaq, and the HFCA Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our continued listing or future offerings of our securities in the U.S.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply a minimum offering size requirement for companies primarily operating in a “Restrictive Market,” (ii) adopt a new requirement relating to the qualification of management or the board of directors for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditor. On October 4, 2021, the SEC approved Nasdaq’s revised proposal for the rule changes.

On May 20, 2020, the U.S. Senate passed the HFCA Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years (two consecutive years as amended under the Consolidated Appropriations Act, as discussed below), the issuer’s securities are prohibited to trade on a national exchange. On December 2, 2020, the U.S. House of Representatives approved the Holding Foreign Companies Accountable Act. On December 18, 2020, the Holding Foreign Companies Accountable Act was signed into law.

On March 24, 2021, the SEC announced the adoption of interim final amendments to implement the submission and disclosure requirements of the HFCA Act. In the announcement, the SEC clarified that before any issuer will have to comply with the interim final amendments, the SEC must implement a process for identifying covered issuers. The announcement also stated that the SEC staff is actively assessing how best to implement the other requirements of the HFCA Act, including the identification process and the trading prohibition requirements.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, the Consolidated Appropriations Act was signed into law by former President Biden, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the delisting of our Company and the prohibition of trading in our securities if the PCAOB is unable to inspect our accounting firm at such future time.

On September 22, 2021, the PCAOB adopted a final rule implementing the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether the board of directors of a company is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act.

On December 16, 2021, the PCAOB issued a report on its determinations that the Board is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions.

The lack of access to the PCAOB inspection in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause existing and potential investors in our Ordinary Shares to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our auditor prior to January 20, 2025, ZH CPA LLC, had been inspected by the PCAOB on a regular basis in the ordinary course of the audit period in which it was engaged. Our new auditor since January 20, 2025, Enrome LLP, is an independent registered public accounting firm with the PCAOB, and, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Enrome LLP is headquartered in Singapore, and will be subject to inspection by the PCAOB on a regular basis. Neither ZH CPA LLC nor Enrome LLP is subject to the determination issued by the PCAOB on December 16, 2021. However, the recent developments may add uncertainties to our offerings and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us since we are an emerging growth company and substantially all of our operations are conducted in China.

Furthermore, if the PCAOB is unable to inspect our accounting firm in the future, the HFCA Act, which requires that the PCAOB be permitted to inspect an issuer’s public accounting firm within two years, as amended, will prohibit trading in our securities, and, as a result, an exchange may determine to delist our securities and trading in our securities could be prohibited.

On August 26, 2022, the CSRC, the MOF, and the PCAOB signed the Protocol governing inspections and investigations of accounting firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB will consider the need to issue a new determination.

To the extent cash or assets in the business are in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of our Company or our subsidiaries by the PRC government to transfer cash or assets.

Relevant PRC laws and regulations permit the companies in the PRC to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, each of the companies in the PRC are required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. The companies in the PRC are also required to further set aside a portion of their after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at their discretion. These reserves are not distributable as cash dividends. Furthermore, in order for us to pay dividends to our shareholders, we will rely on payments made from Kebiao Technology to Jiade Zhigao as dividends and the distribution of such payments to Shenzhen Kebiao or WISMASS HK as dividends from Jiade Zhigao, the distribution of such payments to Jiadezhigao HK as dividends from Shenzhen Kebiao, and then the distribution of such payments to our Company as dividends from Jiadezhigao HK and WISMASS HK. If any of our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

Our cash dividends, if any, will be paid in U.S. dollars. If we are considered a tax resident enterprise of the PRC for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China- sourced income and as a result may be subject to PRC withholding tax. See “— Risks Relating to Doing Business in the PRC — Under the PRC Enterprise Income Tax Law, we may be classified as a PRC ‘resident enterprise’ for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and have a material adverse effect on our results of operations and the value of your investment.”

The PRC government also imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of the PRC. The majority of our PRC subsidiaries’ income is received in Renminbi and shortages in foreign currencies may restrict our ability to pay dividends or other payments, or otherwise satisfy our foreign currency denominated obligations, if any. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments, and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange (“SAFE”) as long as certain procedural requirements are met. Approval from appropriate government authorities is required if Renminbi is converted into foreign currency and remitted out of the PRC to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may, at its discretion, impose restrictions on access to foreign currencies for current account transactions and if this occurs in the future, we may not be able to pay dividends in foreign currencies to our shareholders.

As of the date of this Annual Report, there are no restrictions or limitations imposed by the Hong Kong government on the transfer of capital within, into, and out of Hong Kong (including funds from Hong Kong to mainland China), except for the transfer of funds involving money laundering and criminal activities. However, there is no guarantee that the Hong Kong government will not promulgate new laws or regulations that may impose such restrictions in the future. There is no assurance the PRC government will not intervene in or impose restrictions on our ability to transfer cash or assets.

As a result of the above, to the extent cash or assets in the business are in the PRC/Hong Kong or a PRC/ Hong Kong entity, such funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong, due to interventions in or the imposition of restrictions and limitations on the ability of our Company or our subsidiaries by the competent government to the transfer of cash or assets.

Increases in labor costs in the PRC may adversely affect our PRC subsidiaries’ business and profitability.

China’s economy has experienced increases in labor costs in recent years. China’s overall economy and the average wage in China are expected to continue to grow. The average wage level for our PRC subsidiaries’ employees has also increased in recent years. The average monthly wage level of our PRC subsidiaries increased from RMB7,900 in 2022 to RMB8,700 in 2023, and further to RMB9,196 in 2024. For the years ended December 31, 2022, 2023, and 2024, our PRC subsidiaries’ employee salaries and benefits were approximately RMB1,701,000, 2,188,000, and RMB2,869,000 (US$393,000), respectively. We expect that their labor costs, including wages and employee benefits, will continue to increase. Unless our PRC subsidiaries are able to pass on these increased labor costs to their customers by increasing prices for their products or services, their profitability and results of operations may be materially and adversely affected.

In addition, our PRC subsidiaries have been subject to stricter regulatory requirements in terms of entering into labor contracts with their employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance, and maternity insurance to designated government agencies for the benefit of their employees. Pursuant to the PRC Labor Contract Law, or the “Labor Contract Law,” that became effective in January 2008 and its implementing rules that became effective in September 2008 and its amendments that became effective in July 2013, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation, and unilaterally terminating labor contracts. In the event that our PRC subsidiaries decide to terminate some of their employees or otherwise change their employment or labor practices, the Labor Contract Law and its implementation rules may limit their ability to effect those changes in a desirable or cost-effective manner, which could adversely affect their business and results of operations.

As the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that our PRC subsidiaries’ employment practices do not and will not violate labor-related laws and regulations in China, which may subject our PRC subsidiaries to labor disputes or government investigations. If our PRC subsidiaries are deemed to have violated relevant labor laws and regulations, they could be required to provide additional compensation to their employees and their business, and, in such case, our financial condition, and results of operations could be materially and adversely affected.

PRC regulations relating to offshore investment activities by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

On July 4, 2014, SAFE issued the Circular on Issues Concerning Foreign Exchange Control over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or “SAFE Circular 37.” According to SAFE Circular 37, prior registration with the local SAFE branch is required for PRC residents, (including PRC individuals and PRC corporate entities as well as foreign individuals that are deemed as PRC residents for foreign exchange administration purpose), in connection with their direct or indirect contribution of domestic assets or interests to offshore special purpose vehicles, or “SPVs.” SAFE Circular 37 further requires amendments to the SAFE registrations in the event of any changes with respect to the basic information of the offshore SPV, such as change of a PRC individual shareholder, name, and operation term, or any significant changes with respect to the offshore SPV, such as an increase or decrease of capital contribution, share transfer or exchange, or mergers or divisions. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future. In February 2015, SAFE promulgated a Circular on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or “SAFE Circular 13,” effective in June 2015. Under SAFE Circular 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of SAFE.

In addition to SAFE Circular 37 and SAFE Circular 13, our ability to conduct foreign exchange activities in China may be subject to the interpretation and enforcement of the Implementation Rules of the Administrative Measures for Individual Foreign Exchange promulgated by SAFE in January 2007 (as amended and supplemented, the “Individual Foreign Exchange Rules”). Under the Individual Foreign Exchange Rules, any PRC individual seeking to make a direct investment overseas or engage in the issuance or trading of negotiable securities or derivatives overseas must make the appropriate registrations in accordance with SAFE provisions, the failure of which may subject such PRC individual to warnings, fines, or other liabilities.

As of the date of this Annual Report, our current shareholders who are subject to the SAFE Circular 37 have completed the initial registrations with the qualified banks as required by the regulations. We may not be informed of the identities of all the PRC residents holding direct or indirect interest in our Company, however, and we have no control over any of our future beneficial owners. Thus, we cannot provide any assurance that our current or future PRC resident beneficial owners will comply with our request to make or obtain any applicable registrations or continuously comply with all registration procedures set forth in these SAFE regulations. Such failure or inability of our PRC resident beneficial owners to comply with these SAFE regulations may subject us or our PRC resident beneficial owners to fines and legal sanctions, restrict our cross-border investment activities, or limit our PRC subsidiaries’ ability to distribute dividends to or obtain foreign-exchange-dominated loans from us, or prevent us from being able to make distributions or pay dividends, as a result of which our business operations and our ability to distribute profits to you could be materially and adversely affected.

PRC regulation of parent/subsidiary loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of offshore offerings to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect their liquidity and their ability to fund and expand their business.

We are an exempted company with limited liability incorporated in the Cayman Islands conducting our operations in China through our PRC subsidiaries, to which we can make loans and make additional capital contributions. Most of these loans or contributions are subject to PRC regulations and approvals or registration. For example, any loans to Shenzhen Kebiao, which is treated as a foreign-invested enterprise under PRC law, are subject to PRC regulations and foreign exchange loan registrations. Furthermore, loans made by us to Shenzhen Kebiao to finance its activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE, or filed with SAFE in its information system. Pursuant to relevant PRC regulations, we may provide loans to Shenzhen Kebiao up to the larger amount of (i) the balance between the registered total investment amount and registered capital of Shenzhen Kebiao, or (ii) twice the amount of the net assets of Shenzhen Kebiao calculated in accordance with the Circular on Full-Coverage Macro-Prudent Management of Cross-Border Financing (the “PBOC Circular 9”), subsequently amended to 250% of the net asset of Shenzhen Kebiao calculated in accordance with the Circular on Foreign Exchange Adjusting Parameters of Full-coverage Macro-prudent Management of Cross-border Financing (the “Circular 64”). Moreover, any medium or long-term loan to be provided by us to Shenzhen Kebiao or other domestic PRC entities must also be filed and registered with the National Development and Reform Commission (the “NDRC”). We may also decide to finance Shenzhen Kebiao by means of capital contributions. These capital contributions are subject to registration with the SAMR or its local branch, reporting of foreign investment information with the Ministry of Commerce of the PRC (the “MOFCOM”), or registration with other governmental authorities in China.

On March 30, 2015, SAFE issued the Circular of the State Administration of Foreign Exchange on Reforming the Administrative Approach Regarding the Settlement of the Foreign Exchange Capital of Foreign-invested Enterprises, or “SAFE Circular 19,” which took effect and replaced previous regulations effective on June 1, 2015, and was amended on December 30, 2019. Pursuant to SAFE Circular 19, up to 100% of foreign currency capital of a foreign-invested enterprise may be converted into RMB capital according to the actual operation, and within the business scope, of the enterprise at its will. Although SAFE Circular 19 allows for the use of RMB converted from the foreign currency-denominated capital for equity investments in the PRC, the restrictions continue to apply as to foreign-invested enterprises’ use of the converted RMB for purposes beyond their business scope, for entrusted loans or for inter-company RMB loans. On June 9, 2016, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or “SAFE Circular 16,” effective on June 9, 2016, which reiterates some rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-affiliated enterprises. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from our offshore offerings, to Shenzhen Kebiao, which may adversely affect our liquidity and our ability to fund and expand our business in China. On October 23, 2019, SAFE issued the Notice of the State Administration of Foreign Exchange on Further Facilitating Cross-border Trade and Investment, or “SAFE Circular 28,”which, among other things, expanded the use of foreign exchange capital to domestic equity investment area. Non-investment foreign-funded enterprises are allowed to lawfully make domestic equity investments by using their capital if (i) such investments do not violate the prevailing Special Administrative Measures for Access of Foreign Investments (Edition 2022), or the “Negative List,” and (ii) the domestic investment projects are authentic and are in compliance with relevant regulations. However, since SAFE Circular 28 is newly promulgated, it is unclear how SAFE and competent banks will carry it out in practice.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, including SAFE Circular 19, SAFE Circular 16, and other relevant rules and regulations, we cannot assure you that we will be able to complete the necessary registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans or capital contributions to Shenzhen Kebiao, Jiade Zhigao, and Kebiao Technology. As a result, uncertainties exist as to our ability to provide prompt financial support to Shenzhen Kebiao, Jiade Zhigao, and Kebiao Technology when needed. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we received or expect to receive from our offshore offerings and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our PRC subsidiaries’ business, including their liquidity and their ability to fund and expand their business.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The value of the RMB, which is the currency of the PRC, against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

Our business is conducted in the PRC through our PRC subsidiaries, and their books and records are maintained in RMB. The financial statements that we file with the SEC and provide to our shareholders are partly presented in U.S. dollars. Changes in the exchange rates between the RMB and U.S. dollar affect the value of our PRC subsidiaries’ assets and results of operations, when presented in U.S. dollars. The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions and perceived changes in the economy of the PRC and the United States. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenue, and financial condition. Further, our Ordinary Shares offered in the U.S. are offered in U.S. dollars, we need to convert the net proceeds we receive into RMB in order to use the funds for our PRC subsidiaries’ business. Changes in the conversion rate among the U.S. dollar and the RMB will affect the amount of proceeds we will have available for our PRC subsidiaries’ business.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Under the PRC Enterprise Income Tax Law, we may be classified as a PRC “resident enterprise” for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and have a material adverse effect on our results of operations and the value of your investment.

Under the PRC Enterprise Income Tax Law (the “EIT Law”), which became effective in January 2008, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation rules to the EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances, and properties of an enterprise. In April 2009, the State Administration of Taxation (the “SAT”) issued the Circular on Issues Concerning the Identification of Chinese-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance with the Actual Standards of Organizational Management, or “SAT Circular 82,” which was amended in December 2017. SAT Circular 82 specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resident in the PRC: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision-making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights. In addition to SAT Circular 82, the SAT issued the Measures for the Administration of Enterprise Income Tax of Chinese- Controlled Overseas Registered Enterprises as Resident Enterprises (for Trial Implementation), or “SAT Bulletin 45,” which took effect in September 2011 and was amended in April 2015, to provide more guidance on the implementation of SAT Circular 82 and clarify the reporting and filing obligations of such “Chinese- controlled offshore incorporated resident enterprises.” SAT Bulletin 45 provides procedures and administrative details for the determination of resident status and administration on post-determination matters. Although both SAT Circular 82 and SAT Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign individuals, the determining criteria set forth in SAT Circular 82 and SAT Bulletin 45 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, PRC enterprise groups, or by PRC or foreign individuals.

If the PRC tax authorities determine that the actual management body of Jiade Cayman is within the territory of China, Jiade Cayman may be deemed to be a PRC resident enterprise for PRC enterprise income tax purposes and a number of unfavorable PRC tax consequences could follow. First, we will be subject to the uniform 25% enterprise income tax on our world-wide income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. Finally, dividends payable by us to our investors and gains on the sale of our shares may become subject to PRC withholding tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from PRC sources. It is unclear whether non-PRC shareholders of our Company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in our shares. Although up to the date of this Annual Report, Jiade Cayman has not been notified or informed by the PRC tax authorities that it has been deemed to be a resident enterprise for the purpose of the EIT Law, we cannot assure you that it will not be deemed to be a resident enterprise in the future.

Our PRC subsidiaries are subject to restrictions on paying dividends or making other payments to us, which may have a material adverse effect on our ability to conduct our business.

We are an exempted company with limited liability incorporated in the Cayman Islands. We may need dividends and other distributions on equity from our PRC subsidiaries to satisfy our liquidity requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiaries are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their respective registered capital. Our PRC subsidiaries may also allocate a portion of their respective after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends. These limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments, or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Governmental control of currency conversion may affect the value of your investment and our payment of dividends.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenue in RMB. Under our current corporate structure, Jiade Cayman may indirectly rely on dividend payments from Shenzhen Kebiao, Jiade Zhigao, and Kebiao Technology to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements.

Therefore, our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents.

Approval from or registration with appropriate government authorities is, however, required where the RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demand, we may not be able to pay dividends in foreign currencies to our shareholders.

There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of Shenzhen Kebiao, and dividends payable by Shenzhen Kebiao to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.

Under the EIT Law and its implementation rules, the profits of a foreign-invested enterprise generated through operations, which are distributed to its immediate holding company outside the PRC, will be subject to a withholding tax rate of 10%. Pursuant to the Double Tax Avoidance Arrangement, a withholding tax rate of 10% may be lowered to 5% if the enterprise in mainland China is at least 25% held by a Hong Kong enterprise for at least 12 consecutive months prior to distribution of the dividends and is determined by the relevant PRC tax authority to have satisfied other conditions and requirements under the Double Tax Avoidance Arrangement and other applicable PRC laws.

However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or the “SAT Circular 81,” which became effective on February 20, 2009, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. According to the Circular on Several Issues regarding the “Beneficial Owner” in Tax Treaties, which became effective as of April 1, 2018, when determining an applicant’s status as the “beneficial owner” regarding tax treatments in connection with dividends, interests, or royalties in the tax treaties, several factors will be taken into account. Such factors include whether the business operated by the applicant constitutes actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax, grant tax exemption on relevant incomes, or levy tax at an extremely low rate. This circular further requires any applicant who intends to be proved of being the “beneficial owner” to file relevant documents with the relevant tax authorities. Our PRC subsidiaries are owned by Jiadezhigao HK and WISMASS HK, our Hong Kong subsidiaries. However, we cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment will not be challenged by the relevant PRC tax authority or we will be able to complete the necessary filings with the relevant PRC tax authority and enjoy the preferential withholding tax rate of 5% under the Double Tax Avoidance Arrangement with respect to dividends to be paid by our Shenzhen Kebiao to Jiadezhigao HK, in which case, we would be subject to the higher withdrawing tax rate of 10% on dividends received.

If we become directly subject to the scrutiny, criticism, and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, stock price, and reputation.

U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny, criticism, and negative publicity by investors, financial commentators, and regulatory agencies, such as the SEC. Much of the scrutiny, criticism, and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism, and negative publicity, the publicly traded stock of many U.S. listed Chinese companies sharply decreased in value and, in some cases, have become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector- wide scrutiny, criticism, and negative publicity will have on us, our business, and the price of our Ordinary Shares. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our Company. This situation will be costly and time consuming and could distract our management from developing our business. If such allegations are not proven to be groundless, we and our business operations will be severely affected and you could sustain a significant decline in the value of our Ordinary Shares.

The approval of the CSRC may be required in connection with our offerings under a regulation adopted in August 2006, and, if required, we cannot assure you that we will be able to obtain such approval, in which case we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek the CSRC approval for our offerings.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the “M&A Rules,” adopted by six PRC regulatory agencies in 2006 and amended in 2009, require an overseas SPV formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the CSRC, prior to the listing and trading of such SPV’s securities on an overseas stock exchange. In September 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by an SPV seeking the CSRC approval of its overseas listings. The application of the M&A Rules remains unclear.

On December 18, 2008, the Foreign Investment Department of the Ministry of Commerce promulgated the Guidelines for the Administration of Foreign Investment Access (2008 Edition), or the Guidelines, which became effective on December 18, 2008. The Guidelines stipulate that the transfer of equity from established foreign-invested enterprises from Chinese parties to foreign parties does not refer to the M&A Rules, regardless of whether there is a related relationship between the Chinese and foreign parties nor whether the foreign parties are existing shareholders or new investors, and the domestic enterprises as the target company of the merger only includes domestic enterprises.

Our PRC legal counsel, China Commercial Law Firm, has advised us, based on their understanding of the current PRC law, rules, and regulations that neither we nor our subsidiaries are required to submit such approval application to the CSRC under the M&A Rules, because we acquired the controlling equity interests in domestic operating subsidiaries through the acquisition of Jiade Zhigao, which is a foreign- invested enterprise.

Our PRC legal counsel, however, has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC governmental agencies, including the CSRC, would reach the same conclusion as we have. If it is determined that the CSRC approval is required for our offerings in the U.S., we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek the CSRC approval for our offerings in the U.S. These sanctions may include fines and penalties on our operations in the PRC, limitations on our operating privileges in the PRC, delays in or restrictions on the repatriation of the proceeds from our offerings in the U.S. into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our PRC subsidiaries, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation, and prospects, as well as the trading price of our Ordinary Shares.

The M&A Rules and certain other PRC regulations establish complex procedures for certain acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The M&A Rules and recently adopted PRC regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that have or may have impact on the national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Mergers or acquisitions that allow one market player to take control of or to exert decisive impact on another market player must also be notified in advance to MOFCOM when the threshold under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, or the “Prior Notification Rules,” issued by the State Council in August 2008 is triggered. In addition, the Provisions of the Ministry of Commerce on the Implementation of the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “Security Review Rules”) issued by MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by MOFCOM, and the Security Review Rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions. It is clear that our PRC subsidiaries’ business would not be deemed to be in an industry that raises “national defense and security” or “national security” concerns. MOFCOM or other government agencies, however, may publish explanations in the future determining that our PRC subsidiaries’ business is in an industry subject to the security review, in which case our future acquisitions in the PRC, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited. Our PRC subsidiaries’ ability to expand their business or maintain or expand their market share through future acquisitions would as such be materially and adversely affected.

Chinese regulatory authorities could disallow our holding company structure, which may result in a material change in our operations and/or a material change in the value of the securities we are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless.

We indirectly hold the equity of our PRC subsidiaries through Jiadezhigao HK and WISMASS HK, and thus our PRC subsidiaries are directly or indirectly foreign-invested enterprises. Although the PRC government has increasingly open attitude towards absorbing foreign investment in general, it still implements the Negative List, which restricts or prohibits overseas enterprises from holding the equity of Chinese companies whose operations are included in the Negative List. As the boundaries stipulated in the Negative List are relatively vague, they are subject to further determination and clarification by the Chinese government. As of the date of this Annual Report, the business operated by our PRC subsidiaries has not been included in the Negative List, but we cannot fully guarantee that the Chinese government will not make a different interpretation, so as to disallow our holding corporate structure. Moreover, the Chinese government revises the Negative List from time to time; although the scope of the Negative List is narrowing as a whole, it remains uncertain whether our existing business or future business will be included in future revisions. If the business of our PRC subsidiaries is deemed as a restricted or prohibited business based on the Negative List, our existing corporate structure may be considered illegal and required to be restructured by the Chinese government, which may adversely affect our operations and the value of the securities we are registering for sale.

On July 4, 2014, SAFE issued the SAFE Circular 37, which requires PRC residents, including PRC individuals and institutions, to register with SAFE or its local branches in connection with their direct establishment or indirect control of an offshore special purpose vehicle, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests. In addition, such PRC residents must update their foreign exchange registrations with SAFE or its local branches when the offshore special purpose vehicles in which such residents directly hold equity interests undergo material events relating to any changes of basic information (including changes of such PRC individual shareholders, names, and operation terms), increases or decreases in investment amount, share transfers or exchanges, or mergers or divisions. As of the date of this Annual Report, our current shareholders who are subject to the SAFE Circular 37 have completed the initial registrations with the qualified banks as required by the regulations. However, we may not be fully informed of the identities of all our shareholders or beneficial owners who are PRC residents, and therefore, we may not be able to identify all our shareholders or beneficial owners who are PRC residents to ensure their compliance with the SAFE Circular 37 or other related rules. In addition, we cannot provide any assurance that all of our shareholders and beneficial owners who are PRC residents will comply with our request to make, obtain, or update any applicable registrations or comply with other requirements required by the SAFE Circular 37 or other related rules in a timely manner. Even if our shareholders and beneficial owners who are PRC residents comply with such request, we cannot provide any assurance that they will successfully obtain or update any registration required by the SAFE Circular 37 or other related rules in a timely manner. If any of our shareholders who is a PRC resident, as determined by SAFE Circular 37, fails to fulfill the required foreign exchange registration, it will be deemed illegal for such shareholder to directly or indirectly hold our equity under the PRC laws. Furthermore, if PRC authorities disallow such shareholder to own our equity, our PRC subsidiaries may be prohibited from distributing dividends to us or from carrying out other subsequent cross-border foreign exchange activities, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries, which may adversely affect our operations and our values of the securities we are registering for sale.

Furthermore, if future laws, administrative regulations, or provisions mandate further actions to be taken by us or our PRC subsidiaries with respect to our existing corporate structure, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, resulting in a material change in our operations and/or a material change in the value of our Ordinary Shares, including that it could cause the value of our Ordinary Shares to significantly decline or become worthless.

Risks Relating to Our Ordinary Shares and the Trading Market

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our Ordinary Shares may be materially and adversely affected.

We are subject to reporting obligations under U.S. securities laws. The SEC adopted rules pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of its internal control over financial reporting. In addition, if we cease to be an “emerging growth company” as such term is defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting on an annual basis. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a burden on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

Our failure to implement and maintain effective internal controls over financial reporting could result in errors in our financial statements that could result in a restatement of our financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, which may result in volatility in and a decline in the market price of our Ordinary Shares.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify material weaknesses and deficiencies in our internal control over financial reporting. The Public Company Accounting Oversight Board, or PCAOB, has defined a material weakness as “a deficiency, or a combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim statements will not be prevented or detected on a timely basis.”

In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of our Ordinary Shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud, misuse of corporate assets and legal actions under the United States securities laws and subject us to potential delisting from the Nasdaq Capital Market (“Nasdaq”), to regulatory investigations and to civil or criminal sanctions.

As a public company, we incur substantial increased costs as compared to when we were a private company.

We incur significant legal, accounting, and other expenses as a public company that we did not incur as a private company. These additional costs could negatively affect their financial results. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and Nasdaq, impose various requirements on the corporate governance practices of public companies.

Compliance with these laws, rules, and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costlier. These laws, regulations, and standards are subject to varying interpretations and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. We intend to invest resources to comply with evolving laws, regulations, and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. We have incurred additional costs in obtaining director and officer liability insurance. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers.

We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of our initial public offering (“IPO”), (b) in which we have total annual gross revenue of at least US$1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Ordinary Shares that is held by non-affiliates exceeds US$700 million as of the prior June 30, and (2) the date on which we have issued more than US$1.0 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

After we are no longer an “emerging growth company,” or until five years following the completion of our initial public offering, whichever is earlier, we expect to incur significant additional expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a public company, we have been required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures.

We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

Because we are an “emerging growth company,” we may not be subject to requirements that other public companies are subject to, which could affect investor confidence in us and our Ordinary Shares.

For as long as we remain an “emerging growth company,” as defined in the JOBS Act, we will elect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of shareholder approval of any golden parachute payments not previously approved. Because of these lessened regulatory requirements, our shareholders would be left without information or rights available to shareholders of more mature companies. Further, we elected to use the extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (1) are no longer an emerging growth company or (2) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, these financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates. If some investors find our Ordinary Shares less attractive as a result, there may be a less active trading market for our Ordinary Shares and our share price may be more volatile.

Substantial future sales of our Ordinary Shares or the anticipation of future sales of our Ordinary Shares in the public market could cause the price of our Ordinary Shares to decline.

An aggregate of 24,535,471 Ordinary Shares are outstanding as of the date of this Annual Report. If our existing shareholders sell, or indicate an intent to sell, substantial amounts of our Ordinary Shares in the public market, the trading price of our Ordinary Shares could decline significantly. Similarly, the perception in the public market that our shareholders might sell our Ordinary Shares could also depress the market price of our shares. A decline in the price of our Ordinary Shares might impede our ability to raise capital through the issuance of additional Ordinary Shares or other equity securities. In addition, the issuance and sale by us of additional Ordinary Shares, or securities convertible into or exercisable for our Ordinary Shares, or the perception that we will issue such securities, could reduce the trading price for our Ordinary Shares as well as make future sales of equity securities by us less attractive or not feasible.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our Ordinary Shares if the market price of our Ordinary Shares increases.

The market price of our Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

From the closing of our initial public offering on May 17, 2024 to the date of this Annual Report, the closing price of our Ordinary Shares has ranged from $0.4488 to $15.0799 per share. The trading price of our Ordinary Shares is likely to continue to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in their trading prices. The trading performances of other Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our Ordinary Shares, regardless of our actual operating performance.

The market price of our Ordinary Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

●	actual or anticipated fluctuations in our revenue and other operating results;
●	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;
●	actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our Company, or our failure to meet these estimates or the expectations of investors;
●	announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;
●	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;
●	lawsuits threatened or filed against us; and
●	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have filed securities class litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

The price of our Ordinary Shares could be subject to rapid and substantial volatility.

There have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with recent initial public offerings, especially among those with relatively smaller public floats. As a relatively small-capitalization company with a relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume, and less liquidity than large-capitalization companies. In particular, our Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades, and large spreads in bid and ask prices. Such volatility, including any stock run-ups, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

In addition, if the trading volumes of our Ordinary Shares are low, persons buying or selling in relatively small quantities may easily influence the price of our Ordinary Shares. This low volume of trades could also cause the price of our Ordinary Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Ordinary Shares. A decline in the market price of our Ordinary Shares also could adversely affect our ability to issue additional Ordinary Shares or other of our securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in our Ordinary Shares will develop or be sustained. If an active market does not develop, holders of our Ordinary Shares may be unable to readily sell the shares they hold or may not be able to sell their shares at all.

Our largest shareholder, Mr. Yuan Li, owns a significant percentage of our Ordinary Shares and may be able to exert significant influence over matters subject to shareholder approval.

As of the date of this Annual Report, our largest shareholder, Mr. Yuan Li, directly or directly controls approximately 47.21% of the aggregate voting power of the issued and outstanding Ordinary Shares. Mr. Yuan Li has the ability to have substantial influence on our Company and matters submitted to our shareholders for approval, including the election and removal of directors and the approval of any merger, consolidation, or sale of all or substantially all of our assets. As a result, our other shareholders may have little or no influence over matters submitted for shareholder approval. In addition, the ownership of our largest shareholder could preclude any unsolicited acquisition of us, and consequently, adversely affect the price of our Ordinary Shares. Our largest shareholder may make decisions that are adverse to your interests.

If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and we are not required to disclose in our periodic reports all of the information that United States domestic issuers are required to disclose. While we currently are qualified as a foreign private issuer, we may cease to qualify as a foreign private issuer in the future, in which case we would incur significant additional expenses that could have a material adverse effect on our results of operations.

Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.

Nasdaq listing rules require listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements, or we may choose to comply with the above requirement within one year of listing. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. Thus, although a director must act in the best interests of our Company, it is possible that fewer board members will be exercising independent judgment and the level of board oversight on the management of our Company may decrease as a result. In addition, Nasdaq listing rules also require U.S. domestic issuers to have a compensation committee, a nominating/corporate governance committee composed entirely of independent directors, and an audit committee with a minimum of three members. We, as a foreign private issuer, are not subject to these requirements. Nasdaq listing rules may require shareholder approval for certain corporate matters, such as requiring that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans, certain ordinary share issuances. We intend to comply with the requirements of Nasdaq listing rules in determining whether shareholder approval is required on such matters and to appoint a nominating and corporate governance committee. We may, however, consider following home country practice in lieu of the requirements under Nasdaq listing rules with respect to certain corporate governance standards which may afford less protection to investors.

If we cannot continue to satisfy the continued listing requirements and other rules of the Nasdaq Capital Market, our securities may be delisted, which could negatively impact the price of our securities and your ability to sell them.

In order to maintain our listing on Nasdaq, we are required to comply with certain rules of Nasdaq, including those regarding minimum stockholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. On December 17, 2024, we received a letter from the Listing Qualifications Department of Nasdaq notifying us that we are not in compliance with the minimum bid price requirement as set forth in Nasdaq Listing Rule 5550(a)(2) for continued listing on Nasdaq. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), we have been provided 180 calendar days, or until June 16, 2025, to regain compliance with Nasdaq Listing Rule 5550(a)(2). To regain compliance, the Ordinary Shares must have a closing bid price of at least US$1.00 for a minimum of 10 consecutive business days. In the event we do not regain compliance by June 16, 2025, we may be eligible for additional time to regain compliance or may face delisting.

If Nasdaq subsequently delists our securities from trading, we could face significant consequences, including:

●	a limited availability for market quotations for our securities;
●	reduced liquidity with respect to our securities;
●	a determination that our Ordinary Shares are a “penny stock,” which will require brokers trading in our Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Shares;
●	limited amount of news and analyst coverage; and
●	a decreased ability to issue additional securities or obtain additional financing in the future.

Anti-takeover provisions in our amended and restated memorandum and articles of association may discourage, delay, or prevent a change in control.

Some provisions of our amended and restated memorandum and articles of association, may discourage, delay, or prevent a change in control of our Company or management that shareholders may consider favorable, including, among other things, the following:

●	provisions that authorize our board of directors to issue shares with preferred, deferred or other special rights or restrictions without any further vote or action by our shareholders; and
●	provisions that restrict the ability of our shareholders to call meetings and to propose special matters for consideration at shareholder meetings.

The laws of the Cayman Islands may not provide our shareholders with benefits comparable to those provided to shareholders of corporations incorporated in the United States.

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our amended and restated memorandum and articles of association, as amended from time to time, the Companies Act (As Revised) of the Cayman Islands, or the “Cayman Companies Act,” and by the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law in the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands and from English common law, the decisions of the English courts are generally of persuasive authority but are not binding in the courts of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws relative to the United States. Therefore, our public shareholders may have more difficulty protecting their interests in the face of actions by our management, directors, or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, the register of mortgages and charges and any special resolutions passed by shareholders) or to obtain copies of the register of members of these companies. Under Cayman Islands law, the names of current directors can be obtained from a search conducted at the Registrar of Companies in the Cayman Islands. Our directors have discretion under our amended and restated articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of directors, or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

You may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders.

The Cayman Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. These rights, however, may be provided in a company’s articles of association. Our amended and restated articles of association allow our shareholders holding shares representing in aggregate not less than 10% of our voting share capital in issue, to requisition a general meeting of our shareholders, in which case our directors are obliged to call such meeting. Advance notice of at least five clear days is required for the convening of our annual general shareholders’ meeting and any other general meeting of our shareholders. A quorum required for a meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third of the total issued shares carrying the right to vote at a general meeting of our Company. For these purposes, “clear days” means that period excluding (a) the day when the notice is given or deemed to be given and (b) the day for which it is given or on which it is to take effect.

If we are classified as a PFIC, United States taxpayers who own our Ordinary Shares may have adverse United States federal income tax consequences.

A non-U.S. corporation such as us will be classified as a PFIC, which is known as a PFIC, for any taxable year if, for such year, either

●	At least 75% of our gross income for the year is passive income; or
●	The average percentage of our assets (determined at the end of each quarter) during the taxable year which produce passive income or which are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business), and gains from the disposition of passive assets.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our Ordinary Shares, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

Depending on the amount of assets held for the production of passive income, it is possible that, for our 2022 taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income, in which case we would be deemed a PFIC, which could have adverse U.S. federal income tax consequences for U.S. taxpayers who are shareholders. We will make this determination following the end of any particular tax year. For purposes of the PFIC analysis, in general, a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the equity by value.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were or are determined to be a PFIC, see “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation — PFIC Consequences.”

Nasdaq may apply additional and more stringent criteria for continued listing, since we plan to have a insiders hold a large portion of our listed securities.

Nasdaq Listing Rule 5101 provides Nasdaq with broad discretionary authority over the continued listing of securities on Nasdaq and Nasdaq may use such discretion to apply additional or more stringent criteria for continued listing of particular securities, or suspend or delist particular securities based on any event, condition, or circumstance that exists or occurs that makes continued listing of the securities on Nasdaq inadvisable or unwarranted in the opinion of Nasdaq, even though the securities meet all enumerated criteria for continued listing on Nasdaq. In addition, Nasdaq has used its discretion to deny initial or continued listing or to apply additional and more stringent criteria in the instances, including where the company engaged an auditor that has not been subject to an inspection by the PCAOB, an auditor that PCAOB cannot inspect, or an auditor that has not demonstrated sufficient resources, geographic reach, or experience to adequately perform the company’s audit.

Item 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

Corporate History and Structure

Kebiao Technology was established on April 28, 2020, as a limited liability company organized under the laws of the PRC. On December 14, 2022, Kebiao Technology was acquired by Jiade Zhigao, a limited liability company organized on May 6, 2022 under the laws of the PRC, from Yuan Li and Zhirong Zhou, two previous owners of Kebiao Technology for a total consideration of RMB2,000,000. On December 2, 2022, WISMASS HK, a company incorporated in Hong Kong on October 24, 2022 and then a wholly owned subsidiary of WISMASS BVI, entered into a share transfer agreement with Yuan Li, who was then the 51.33% owner of Jiade Zhigao, to acquire 9% of the equity interests in Jiade Zhigao from Yuan Li for a total consideration of RMB180,000. Consequently, Jiade Zhigao became a foreign-invested enterprise in the PRC. On May 26, 2023, WISMASS HK entered into a share subscription agreement with Jiade Zhigao to purchase newly issued 9.8901% of the equity interests in Jiade Zhigao, for a total consideration of RMB751,648. As of the date of this Annual Report, WISMASS HK owns 18% of the equity interests in Jiade Zhigao.

In connection with our initial public offering, we have undertaken a reorganization of our corporate structure in the following steps:

●	on February 20, 2023, we incorporated Jiade Cayman under the laws of the Cayman Islands;
●	on March 30, 2023, we incorporated Jiadezhigao HK in Hong Kong as a wholly owned subsidiary of Jiade Cayman;
●	on May 23, 2023, Shenzhen Kebiao was incorporated pursuant to PRC laws as a wholly owned subsidiary of Jiadezhigao HK; and

●	on June 7, 2023, Shenzhen Kebiao acquired an aggregate of 82% of the equity interests in Jiade Zhigao from Yuan Li, Zhirong Zhou, Sichuan Zhongtaizhigao Information Technology Consulting Partnership, and Sichuan Jiaduozhigao Information Technology Consulting Partnership in exchange for newly issued 1% of the equity interest in Shenzhen Kebiao, through an equity transfer agreement. As a result, Shenzhen Kebiao was 99% owned by Jiadezhigao HK, with the remaining 1% collectively owned by Yuan Li, Zhirong Zhou, Sichuan Zhongtaizhigao Information Technology Consulting Partnership, and Sichuan Jiaduozhigao Information Technology Consulting Partnership. On June 30, 2023, Jiade Cayman entered into a share swap agreement with WISMASS BVI to acquire 100% of the equity interests in WISMASS HK from WISMASS BVI in exchange for 4,035,471 newly issued Ordinary Shares of Jiade Cayman. Consequently, Jiade Cayman, through a restructuring, which is accounted for as a reorganization of entities under common control, became the ultimate holding company of all other entities mentioned above.

On December 2, 2024, the registered capital of Shenzhen Kebiao was increased from RMB2,075,147 to RMB38,304,147. The additional RMB 36,229,000 (approximately US$5 million) was subscribed and fully paid by its shareholder, Jiadezhigao HK. The entire amount of US$5 million was recorded as paid-in capital. Following this capital contribution, Jiadezhigao HK’s equity interest in Shenzhen Kebiao increased to 99.9472%. On June 13, 2024, Shenzhen Kebiao subscribed for an additional 2.4965% equity interest in Jade Zhigao at a price of RMB16,453,868 (approximately US$2.27 million). Of such amount, RMB56,183 (approximately US$7,751) was recorded as paid-in capital and RMB16,397,685 (approximately US$2,262,249) was recorded as capital reserve. Following the capital contribution, Shenzhen Kebiao held 82.4444% of the equity interests in Jade Zhigao, and WISMASS HK held the remaining 17.5556% of the equity interests in HK.

On December 24, 2024, Jiade Zhigao entered into an equity transfer agreement (the “Kunyuan Agreement”) with Chengdu Meirusi Technology Co., Ltd. (“Meirusi”), which is a PRC limited liability company holding 75% of the equity interests in Sichuan Kunyuan Safety Technology Services Co., Ltd. (“Kunyuan”), to acquire 75% of the equity interests in Kunyuan from Meirusi (the “First Acquisition”). In consideration for the First Acquisition, Jiade Zhigao agreed to pay RMB9,000,000 (approximately US$1,234,000) to Meirusi, subject to the satisfaction by Meirusi and Kunyuan of their obligations under the Kunyuan Agreement. On December 24, 2024, Jiade Zhigao also entered into an equity transfer agreement (the “Jiazhi Agreement”) with Meirusi, the sole shareholder of Sichuan Jiazhi Taizhang Safety Technology Co., Ltd. (“Jiazhi”), to acquire 100% of the equity interests in Jiazhi from Meirusi (the “Second Acquisition”). In consideration for the Second Acquisition, Jiade Zhigao agreed to pay RMB23,000,000 (approximately US$3,153,000) to Meirusi, subject to the satisfaction by Meirusi and Jiazhi of their obligations under the Jiazhi Agreement. As a result of the First Acquisition and the Second Acquisitions, Kunyuan and Jiazhi became the PRC operating entities of Jiade Cayman on January 9, 2025 and January 26, 2025, respectively. See “Note 19 – Subsequent Events” in the notes to our consolidated financial statements.

The following chart illustrates our corporate structure as of the date of this Annual Report.

JD LIYUAN LIMITED(1)
ZHOUZHIRONG LIMITED(2)
JDJDZG LIMITED(3)
JDZTZG LIMITED(4)
Public Shareholders
34.30%
26.97%
4.35%
8.56%
25.82%
Pre-IPO%/Post-IPO%
JIADE LIMITED
"Jiade Cayman"
Cayman Islands, 2023
Outside the PRC
Inside the PRC
100%
100%
JIADEZHIGAO LIMITED
"Jiadezhigao HK"
Hong Kong, 2023
99.9472%
WISMASS INTERNATIONAL HOLDINGS LIMITED
"WISMASS HK"
Hong Kong, 2022
Shenzhen Kebiao Technology Co., Ltd.
"Shenzhen Kebiao"(5)
China, 2023
82.4444%
17.5556%
100%
Sichuan Jiade Zhigao Technology Co., Ltd.
"Jiade Zhigao"
China, 2022
75%
100%
100%
Sichuan Kunyuan Safety Technology Services Co., Ltd.
"Kunyuan"(6)
China, 2021
Sichuan Kebiao Technology Co., Ltd
"Kebiao Technology"
China, 2020
Sichuan Jiazhi Taizhang Safety Technology Co., Ltd.
"Jiazhi"
China, 2023

Notes:

(1)	Represents 8,416,500 Ordinary Shares indirectly held by Yuan Li, the 100% owner of JD LIYUAN LIMITED, as of the date of this Annual Report.
(2)	Represents 6,616,500 Ordinary Shares indirectly held by Zhirong Zhou, the 100% owner of ZHOUZHIRONG LIMITED, as of the date of this Annual Report.
(3)	Represents 1,067,000 Ordinary Shares held by JDJDZG LIMITED, which is 16.82% owned by Yuan Li and 83.18% owned by 13 other shareholders, as of the date of this Annual Report.
(4)	Represents 2,100,000 Ordinary Shares held by JDZTZG LIMITED, which is 79.72% owned by Yuan Li and 20.28% owned by six other shareholders, as of the date of this Annual Report.
(5)	As of the date of this Annual Report, Shenzhen Kebiao is 99.9472% owned by Jiadezhigao HK. The remaining 0.0528% of the company is collectively owned by Yuan Li, Zhirong Zhou, Sichuan Zhongtaizhigao Information Technology Consulting Partnership, and Sichuan Jiaduozhigao Information Technology Consulting Partnership.

(6)	As of the date of this Annual Report, Kunyuan is 75% owned by Jiade Zhigao. The remaining 25% of the shares of the company are collectively owned by two shareholders (specifically, 15% is owned by Huai Tang and 10% is owned by Tingting Deng).

We are subject to certain legal and operational risks associated with the business operations of our PRC subsidiaries being based in China, which could cause the value of our securities to significantly decline or become worthless. Applicable PRC laws and regulations governing such current business operations are sometimes vague and uncertain, and as a result these risks may result in material changes in the operations of our PRC subsidiaries, significant depreciation or a complete loss of the value of our Ordinary Shares, or a complete hindrance of our ability to offer, or continue to offer, our securities to investors. Recently, the PRC government adopted a series of regulatory actions and issued statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. As confirmed by our PRC counsel, China Commercial Law Firm, we are not subject to cybersecurity review or network data security review by the CAC under the Cybersecurity Review Measures, or if the draft Regulations on the Network Data Security Administration (Draft for Comments) (the “Security Administration Draft”) are enacted as proposed, because our PRC subsidiaries are not critical information infrastructure operators (“CIIOs”) or online platform operators that possess personal information of at least one million users or engage in data processing activities that affect or may affect national security. Since these statements and regulatory actions are new, however, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, ability to accept foreign investments, and our continuous listing on the Nasdaq Stock Market. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in the PRC — Greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our PRC subsidiaries’ business and our offerings.”

In addition, our Ordinary Shares may be prohibited from trading on a national exchange under the Holding Foreign Companies Accountable Act (the “HFCA Act”) if the Public Company Accounting Oversight Board (United States) (the “PCAOB”) is unable to inspect our auditors for two consecutive years, as amended, beginning in 2022. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, the Consolidated Appropriations Act was signed into law by former President Biden, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act, which reduced the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB- registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions. Our auditor prior to January 20, 2025, ZH CPA LLC, had been inspected by the PCAOB on a regular basis in the ordinary course of the audit period in which it was engaged. Our auditor since January 20, 2025, Enrome LLP, is headquartered in Singapore, and will be subject to inspection by the PCAOB on a regular basis. Neither ZH CPA LLC nor Enrome LLP is subject to the determination issued by the PCAOB on December 16, 2021. However, the recent developments may add uncertainties to our offerings, and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. If trading in our Ordinary Shares is prohibited under the HFCA Act in the future because the PCAOB determines that it cannot inspect or fully investigate our auditor at such future time, Nasdaq may determine to delist our Ordinary Shares and trading in our Ordinary Shares could be prohibited. On August 26, 2022, the CSRC, the MOF, and the PCAOB signed the Protocol, governing inspections and investigations of audit firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB will consider the need to issue a new determination. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in the PRC — Recent joint statement by the SEC and the PCAOB, rule changes by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our continued listing or future offerings of our securities in the U.S.”

Corporate Information

Our headquarters are located at 18/F, Block D, Huirong Plaza, No. 88, Section 3, Jinhua Road, Jinjiang District, Chengdu City, Sichuan Province, China, and our phone number is (+86) 400-028-0776. Our English website address is ir.sckbkj.com. The information contained in, or accessible from, our website or any other website does not constitute a part of this Annual Report. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

The SEC maintains a website at www.sec.gov that contains reports, proxy, and information statements, and other information regarding issuers that file electronically with the SEC using its EDGAR system.

For information regarding our principal capital expenditures, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Capital Expenditures.”

B. Business Overview

Overview

We are an exempted company with limited liability incorporated in the Cayman Islands and not a Chinese operating company, and this corporate structure involves unique risks to investors. As a holding company with no material operations of our own, we conduct all of our operations primarily through our PRC subsidiaries. Our PRC subsidiaries provide one-stop comprehensive education supporting services to adult education institutions, through a wide spectrum of software platform and auxiliary solutions, to meet the evolving needs of their customers in the rapidly changing adult education industry.

Our PRC subsidiaries’ services are primarily offered through the KB Platform, which facilitates streamlined information and data management throughout the teaching cycle of adult education services, from pre-enrollment to post-graduation. The KB Platform has enabled adult education institutions to improve student management efficiency, save labor costs, and reduce human errors in data management. The KB Platform supports a broad range of functions, such as enrollment consultation, student information collection, enrollment status management, learning progress management, grade inquiry, and graduation management.

As part of the one-stop comprehensive education supporting services, our PRC subsidiaries also provide auxiliary solutions to adult education institutions, which encompass teaching support services throughout the entire teaching cycle and related exam administration services. Specifically, our PRC subsidiaries offer pre-enrollment guidance on school/major selection and application strategy development, training for entrance exams, as well as assistance in the application process. They also provide offline tutoring, exam administration services, and guidance on graduation thesis preparation.

Our PRC subsidiaries place a great premium on technology research and development. As of the date of this Annual Report, our PRC subsidiaries have acquired 36 software copyrights and 8 copyright registration certificates since their incorporation in April 2020. In November 2022, Kebiao Technology, one of our PRC subsidiaries, was designated a High and New Technology Enterprise (“HNTE”) (No. GR202251000919) by Sichuan Provincial Department of Science and Technology, Sichuan Provincial Department of Finance, and Sichuan Provincial Tax Bureau of the State Taxation Administration. This certification is awarded to companies that have engaged in continuous research and development and technology commercialization leading to significant independent intellectual property rights within certain high-tech sectors.

Our PRC subsidiaries’ business has experienced rapid growth since their inception. For the years ended December 31, 2022, 2023, and 2024, we had total revenue of approximately RMB10,239,000, RMB15,571,000, and RMB18,742,000 (US$2,568,000), respectively. Our net income was approximately RMB5,360,000, RMB9,562,000, and RMB5,607,000 (US$768,000) for the respective years. As of December 31, 2022, 2023, and 2024, we had cash of approximately RMB2,604,000, RMB7,082,000, and RMB3,918,000 (US$537,000), respectively, and had working capital of approximately RMB6,589,000, RMB15,403,000, and RMB21,262,000 (US$2,913,000), respectively. As of December 31, 2024, our PRC subsidiaries had accumulatively provided technological support services to over 17 adult education institutions and had accumulatively provided support services to approximately 88,807 students.

Our Competitive Strengths

We believe that the following competitive strengths have contributed to our success and differentiated us from our competitors:

Wide-Ranging Software Platform and Auxiliary Solutions Spanning the Whole Teaching Cycle

Our PRC subsidiaries provide a broad spectrum of software platform and auxiliary solutions to adult education institutions, encompassing the entire teaching cycle of adult education services. From student enrollment to academic administration, our PRC subsidiaries’ offerings cover all stages of educational process, including pre-enrollment, course completion, and post-graduation. See “—One-Stop Comprehensive Education Supporting Services.” Through the broad array of software platform and auxiliary solutions, our PRC subsidiaries provide their customers with one-stop comprehensive services in support of adult education, which not only foster customer satisfaction, but also increase revenue potential by reaching a wider customer base and meeting their diverse needs. Our PRC subsidiaries’ diverse service offerings enable them to stay nimble and responsive to the rapidly evolving adult education and technology landscape, and empowers them to meet the ever-changing needs of their customers with agility and precision.

Competitive Technological Advantages Fueled by Proprietary Software and Tech-driven Strategies

Our PRC subsidiaries value technology research and development and have invested approximately RMB21,267,000 (US$2,914,000) in independent technology research and development since April 2020. They have developed and upgraded various software systems or platforms, including the KB Platform, the Enrollment Information Automation Management System, the Backend Management System for Academic Administration, and the Education Service Management System. As of the date of this Annual Report, our PRC subsidiaries have already acquired 36 software copyrights and 8 copyright registration certificates for those software systems or platforms. In 2022, Kebiao Technology, one of our PRC subsidiaries, was designated an HNTE (No. GR202251000919). Our PRC subsidiaries are tech-focused companies constantly advancing their proprietary technologies, enabling them to maintain a competitive edge in the market.

Robust Governmental Polices That Bolstered the Fast-Growing Adult Education Industry

Our PRC subsidiaries have strong growth potential as they operate within a rapidly expanding industry that is bolstered by a series of favorable governmental policies. Since 2019, the PRC government has continuously implemented regulations and policies to promote adult education. In 2020, the MOE issued the Action Plan for Improving the Quality of Vocational Education (2020-2023), which focuses on providing high-quality, equitable, and outstanding vocational education. In 2021, the MOE issued the Notice of the General Office of the Ministry of Education on Strengthening the Management of Social Adult Education, which aims to standardize and develop social adult education. In 2022, the General Office of the Central Committee of the Communist Party of China issued the Outline of the Strategic Plan for Expanding Domestic Demand (2022-2035), which encourages society to provide a variety of educational services, support and standardize off-campus educational development, and steadily reform the management of private education. In 2022, the General Office of the Central Committee of the Communist Party of China also issued the Opinions on Deepening the Construction and Reform of Modern Vocational Education System, which aim to place a more prominent position on the development of high-quality modern vocational education and promote collaborative innovation among vocational education, higher education, and continuing education. The opinions have established specific targets, including enrolling no less than 10% of higher vocational enrollment in undergraduate vocational education by 2025 and achieving a world-class level of vocational education overall by 2035. Such robust governmental policies have provided our PRC subsidiaries with significant advantages, including favorable business environment, increasing customer demand, and ample funding opportunities.

Visionary and Experienced Management and Business Teams with Strong Technical and Operational Expertise

Our senior management and business teams’ extensive industry experience, insightful perspectives, and proven track record of execution are the driving factors behind our success. Mr. Yuan Li, our founder, Chief Executive Officer, and Chairman of the Board of Directors, has over a decade of experience in the education industry. He previously served as a general manager at a prominent education institution in China. Mr. Li has spearheaded the design and development of multiple training and education software programs, and is a senior expert in education and qualification enhancement. Mr. Xiang Lan, our Chief Operating Officer, has over 13 years of experience in marketing and human resources management. Mr. Lan served as a human resource manager at a distinguished international company and a regional executive at a leading private enterprise in China. Ms. Li Tan, our Chief Financial Officer, has over five years of experience in accounting and financial management. Ms. Tan served as a management accountant at various private companies in the PRC, responsible for conducting financial analysis, reporting, and oversight. See “Item 6. Directors, Senior Management and Employees.” Under the leadership of the management, our PRC subsidiaries have successfully identified and capitalized on the opportunities for growth in the adult education supporting service industry.

Our Growth Strategy

Our PRC subsidiaries intend to develop their business and strengthen brand loyalty by implementing the following strategies:

Further Expand Our PRC subsidiaries’ Business into New Markets with Unmet Demand

The adult education industry in China is evolving rapidly. According to the industry report of Frost & Sullivan (Beijing) Inc., Shanghai Branch Co., which we commissioned, the market size of the adult education industry in China increased from approximately RMB665 billion in 2016 to approximately RMB1,216 billion in 2021, representing a compound annual growth rate (“CAGR”) of approximately 12.8%, and it is expected to further increase to approximately RMB1,880 billion in 2016, with a CAGR of approximately 9.1%. We believe the growth of the adult education market will fuel the need for adult education technology services, as adult education institutions and organizations seek to streamline their enrollment and management procedures and to optimize the learning experiences of their students, which will create an enormous opportunity for education technology service providers such as our PRC subsidiaries.

To seize the potential growth opportunities in the adult education supporting service market, our PRC subsidiaries will continue their efforts to expand into new markets. Currently, our PRC subsidiaries mainly operate in Chengdu City and serve customers throughout Sichuan Province, where they had approximately 22,000 annual student enrollments as of December 31, 2024, which accounted for approximately 3.0% of the total adult education market in Sichuan Province. Since our PRC subsidiaries have established a set of processes and standards that can be replicated and promoted among their adult education institution partners to improve the efficiency and quality of their business collaboration, our PRC subsidiaries are well positioned to expand their business into additional cities and regions in Sichuan as well as other provinces, and to take advantage of the immense growth opportunities presented by the rapidly expanding market for adult education.

Expand Our PRC Subsidiaries’ Offerings with a Focus on Production Safety Training and Vocational Skills Development

Our PRC subsidiaries endeavor to further diversify their service offerings to include production safety training and related examination services. To that end, they plan to develop software for production safety training and exams, offer training and examination support services, and venture into the vocational skills training and examination market. The PRC government has implemented robust policies and regulations to prioritize safety production, and supports institutions that provide specialized training in this field. As the PRC government continues to prioritize emergency management and safety production, it is anticipated that the number of specialized training institutions in this field will increase, in line with government policies and strategic initiatives.

In light of the PRC government’s gradual standardization of production safety training and assessment, and the mandatory certification of certain positions, there is a significant demand for training and examination services in this particular area. For example, from 2019 to 2022, the annual assessments for special operators averaged over 400,000, making it the largest proportion in safety production training and examination in Sichuan Province. Our PRC subsidiaries plan to expand their market share by developing safety training and examination software, acquiring safety production training and examination institution licenses, and establishing more safety training and examination bases. In January 2025, we completed the acquisition of the two such bases. See “Note 19 – Subsequent Events” in the notes to our consolidated financial statements. We plan to fund our PRC subsidiaries’ efforts to develop production safety training and related examination services with our working capital and the proceeds received from our initial public offering. Our PRC subsidiaries aim to achieve an annual training and examination volume of 20,000. By 2025, our PRC subsidiaries aim to significantly increase profits and the number of trainees, and to establish three additional safety training and examination bases.

Continue to Invest in Technology Research and Development to Develop and Update Existing and New Software Systems and Expand Business and Profitability

Our PRC subsidiaries intend to continually invest in technology to increase their customers’ operating efficiency and enhance students’ learning experience. For example, our PRC subsidiaries plan to further improve their technologies for tracking and analyzing massive student data in real-time to improve teaching quality and enhance learning experience. They plan to improve their data analytics by leveraging artificial intelligence, thereby providing data-driven insights that may enhance their services. Moreover, to further encourage student engagement and interactions, our PRC subsidiaries plan to optimize and develop attractive new features for their software platforms, such as an online mock exam assessment tool and a database of faculty and teaching resources for graduate thesis guidance. Additionally, our PRC subsidiaries plan to enhance their customers’ marketing and enrollment efficiency by streamlining the process for prospective students to discover suitable programs and developing new tools, such as chatbot and real-time tactical support. Our PRC subsidiaries’ continuous investment in technology research and development will support the rapid growth of their business and establishes a technology-driven growth edge for the future.

Pursue Additional Strategic and Financially Attractive Acquisitions

Our PRC subsidiaries endeavor to identify, acquire, and integrate businesses that will complement and expand their adult education technology services, such as upstream and midstream companies in the adult education industry, while achieving synergies and generating attractive returns that are well in excess of their cost of capital. We plan to fund our PRC subsidiaries’ efforts to pursue such strategic acquisitions with the proceeds received from our initial public offering. Using their disciplined approach for screening and evaluating potential opportunities, our PRC subsidiaries intend to continue to seek strategically and financially attractive acquisition targets that provide them with new capabilities. Our PRC subsidiaries have significant internal resources dedicated to tracking potential acquisition prospects which are formally reviewed by senior management on a regular basis. We believe that our PRC subsidiaries will continue to be an acquirer of choice in their industry and transact with smaller players at valuation levels that are attractive on a relative basis.

Our Business Model

Our PRC subsidiaries currently generate revenue from providing one-stop comprehensive education supporting services, through a wide spectrum of software platform and auxiliary solutions, to adult education institutions and organizations, enabling them to optimize their educational administration efficiency. Our PRC subsidiaries typically receive service fees, based on the number of the students serviced and the types of services they provide, typically ranging from RMB300 to RMB800 per person per year.

Customers

Our PRC subsidiaries primarily serve adult educational institutions in the PRC, which offer a variety of educational programs and courses for adults, including vocational training, professional development, and training courses for adult college entrance examinations and self-taught higher education examinations. As of the date of this Annual Report, our customers mainly focus on the following three areas of education: (i) National Unified Examination for College Admissions for Adults, (ii) the Open University of China, and (iii) Self-taught Higher Education Examinations. During the years ended December 31, 2022, 2023, and 2024, our PRC subsidiaries served 16, 12, and 11 customers, respectively. During the year ended December 31, 2022, the top three customers of our PRC subsidiaries, Chengdu Jinjiang New Vision Training School, New Vision Huoda (Chengdu) Educational Technology Co., Ltd., and Shenzhen Jiawen Management Consulting Co., Ltd., accounted for 50%, 19%, and 8% of our total revenue, respectively. For the year ended December 31, 2023, the top three customers of our PRC subsidiaries, Chengdu Jinjiang New Vision Training School, New Vision Huoda (Chengdu) Educational Technology Co., Ltd., and Sichuan Action Education & Technology Co., Ltd., accounted for 40%, 29%, and 18% of our total revenue, respectively. For the year ended December 31, 2024, the top three customers of our PRC subsidiaries, Chengdu Jinjiang New Vision Training School, New Vision Huoda (Chengdu) Educational Technology Co., Ltd., and Sichuan Cultural Investment Digital Culture Industry Co., Ltd, accounted for 34%, 30%, and 21% of our total revenue, respectively.

As an example of a typical transaction, under a service agreement entered into between Kebiao Technology, one of our PRC subsidiaries, and an adult education institution customer (the “Customer”), Kebiao Technology is required to (i) provide a range of auxiliary solutions to the Customer’s students, including enrollment, Q&A support, and tutoring services related to their courses and studies, (ii) timely respond to any question and request raised by the Customer’s students regarding the enrollment, courses, and examinations; (iii) maintain the software platforms provided by Kebiao Technology and ensure their reliability and functionality, including timely responding to various technical issues raised by the Customer’s students regarding live streaming, video replay, and document downloads; and (iv) keep and handle with care all information, data, and materials provided by the Customer, and are prohibited from using such information outside the scope of the service agreement or disclosing it to any third party. Pursuant to the service agreement, the Customer is required to pay service fees, within three months after settlement confirmation by both parties, based on the actual number of students served and the type of services provided, typically ranging from RMB300 to RMB800 per person per year. The service agreement typically has a term of one year and may be terminated (i) by Kebiao Technology if the Customer fails to make payments or a bankruptcy, liquidation, or other similar procedure occurs with respect to the Customer, or by (ii) the Customer if Kebiao Technology fails to the provide the services specified by the agreement and does not rectify the issues after receiving written notice from the Customer, or fails to maintain the confidentiality of the Customer’s information (including, but not limited to, personal information on the Customer’s students and other valuable data), resulting in disclosure of such information due to intentional or negligent actions.

Suppliers

The suppliers of our PRC subsidiaries consist primarily of service providers related to our offline auxiliary solutions, such as exam administration services and enrollment consulting services. No single supplier represented 10% or more of our PRC subsidiaries’ total purchases for the years ended December 31, 2022, 2023, and 2024.

One-Stop Comprehensive Education Supporting Services

Our PRC subsidiaries provide one-stop comprehensive education supporting services, through a wide range of software platforms and auxiliary solutions to adult education institutions, covering the whole teaching cycle of adult education services, from student enrollment to academic administration to graduation support.

As of the date of this Annual Report, our PRC subsidiaries’ services are primarily offered through the KB Platform, a self-developed software platform that includes multiple systems, such as (i) the enrollment assessment system, (ii) the student information management system; (iii) the marketing system; (iv) the information announcement system; and (v) the student performance management system. The KB Platform has enabled adult education institutions to improve student management efficiency, save labor costs, and avoid human errors caused by data mismanagement. Our PRC subsidiaries’ offerings cover all of the stages of the educational process, from pre-enrollment through the course of study to post-graduation.

●	Prior-enrollment. Through the KB Platform, our PRC subsidiaries offer a package of services that (i) facilitate prospective students’ selection of suitable schools/majors through an assessment system, (ii) collect all types of information on prospective students, (iii) provide admission status inquiry systems that allow prospective students to check their application status, and (iv) provide payment management systems that facilitate tuition payments and payment-related inquiries.
●	Throughout the course of study. Our PRC subsidiaries’ KB Platform offers multiple features, ranging from daily notifications and learning project statistics to in-depth analysis of learning periods and progress tracking. In particular, they offer exam preparation services, such as tracking and analyzing students’ learning progress, conducting pass rate analyses to monitor students’ success, and providing students with access to question banks to enhance their accuracy through targeted practice. Additionally, students may use the KB Platform to inquire about their grades and access online learning resources and supplemental training materials. The combination of these features can foster higher student retention rates, enhanced renewal rates, and increased referral rates.
●	Post-graduation. Our PRC subsidiaries provide a variety of services, including (i) tailored career planning based on students’ performance in completing adult education courses; (ii) ongoing guidance and support to facilitate their career advancement; and (iii) a wide range of work and internship opportunities by leveraging our PRC subsidiaries’ partnership and collaboration relationships with many hiring companies.

Furthermore, as part of our one-stop comprehensive education supporting services, our PRC subsidiaries provide auxiliary solutions in addition to their services provided through the KB Platform. Auxiliary solutions encompass teaching support services throughout the entire teaching cycle and related exam administration services. Specifically, in the pre-enrollment stage, our PRC subsidiaries (i) assist institution customers in developing tailored enrollment strategies and policies, based on their specific needs and resources; (ii) offer prospective students expert guidance on selecting suitable school/majors and developing application strategies, based on their assessment results through the assessment system on the KB Platform; (iii) provide training for entrance exams for their target schools and majors, such as offering training materials and practice questions; and (iv) provide assistance in the application process, such as analyzing the standardized breakdown of the application. Throughout the course of study, our PRC subsidiaries further provide offline face-to-face tutoring support to complement their online Q&A tutoring. In addition, our PRC subsidiaries also provide exam administration services, such as facilitating exam venue rentals and supporting exam administration. Regarding graduation support, the PRC subsidiaries also offer guidance on graduation theses, with the help of their pool of cooperative experts, as well as plagiarism checks for graduation theses and social practice assistance.

Software Platform

As of the date of this Annual Report, our PRC subsidiaries’ services have been offered primarily through the KB Platform, which is a copyrighted software platform developed by our PRC subsidiaries and designed for educational institutions to efficiently manage enrollment processes and record and organize student information and data. The KB Platform includes multiple systems, including (i) the enrollment assessment system; (ii) the student information management system; (iii) the marketing system; (iv) the information announcement system; and (v) the student performance management system.

Upon successful login, the adult education institution customer is presented with the system navigation interface. By selecting the left-hand navigation menu, the relevant systems and modules, such as student management, financial management, and information announcement, are displayed on the right-hand side. Below are screenshots of the login and the system navigation interface of the KB Platform:

●	The enrollment assessment system: This system facilitates the backend management of enrollment assessments, which are taken by prospective students on the front-end website. The system provides functionalities such as question design, maintenance, and updating. The answers to each question can be assigned different scores, resulting in different total scores for prospective students. A tailored recommendation for the schools and majors that would best suit each assessment taker is made based on the total scores achieved. Below is a screenshot of the interface showing the aforementioned system and features:

●	The student information management system: This system provides essential functionalities, such as import, export, creation, review, and tracking of student information. Our PRC subsidiaries’ customers can first download a designated student information template specific to their project and import student data accordingly. The system supports image integration, allowing ID card photos, identification photos, graduation certificate photos, and registration form photos to be included in an Excel document, which can then be imported directly into the student information management system. Furthermore, the system allows student data to be filtered and exported based on specific criteria. The system also includes features for reviewing communication records with students and managing student accounts on the front-end website. Through the system, customers of our PRC subsidiaries can access the history of communication records with each of their students, such as identification verification, course introductions, exam notifications, post-exam support, and exam results. Below is a screenshot of the interface showing the aforementioned system and features:

●	The marketing system: Through enrollment assessment systems and project introductions, the marketing system collects basic student information, such as age, gender, educational background, contact information, and intended major. The information is then summarized in the system backend to generate intention profiles, which are utilized by adult education institutions’ consultants for follow-up calls with prospective students to expand their student enrollment Below is a screenshot of the interface showing the aforementioned system and features:

●	The information announcement system: This system enables the announcement and dissemination of system notifications to our PRC subsidiaries’ customers or their students. System messages come with a visual indicator, such as unread reminder bubbles, to draw attention to new announcements or notifications, ensuring they are promptly noticed and addressed. Below is a screenshot of the interface showing the aforementioned system and features:

●	The student performance management system: This system focuses on managing and monitoring students’ academic performance, enabling them to inquire about their grades within the system. Customers are able to manually input individual student grades or import grades in bulk from the backend of this system. It also includes features for tracking grades, generating progress reports, identifying areas of improvement, and providing feedback to students. Below is a screenshot of the interface showing the aforementioned system.

Technology

The success of our PRC subsidiaries’ business depends on their proprietary technologies. As of the date of this Annual Report, our PRC subsidiaries have already acquired 36 software copyrights and 8 copyright registration certificates. In 2022, Kebiao Technology, one of our PRC subsidiaries, was designated an HNTE (No. GR202251000919). Below is a list of representative software copyrights developed by our PRC subsidiaries that have been, or are expected to be, utilized to support their technical services for adult education institutions:

●	Kebiao Technology Education Administrative Platform. The Kebiao Educational Administration Platform is an online software platform designed for educational institutions to efficiently manage enrollment processes and record and organize student information and data. See “— Software Platform.”
●	Education Service Management System. The Education Service Management System is an online learning platform that offers a variety of functions, including course selection, lectures by esteemed teachers, one-on-one tutoring sessions, and shared resources by esteemed teachers.
●	Comprehensive Management Software for Education Consulting Services. The Comprehensive Management Software for Education Consulting Services is a comprehensive platform where education institutions can publish their course information, provide education counseling to prospective students through a live chat function, and enable students to easily enroll in courses and access other supplemental learning materials.
●	Backend Management System for Academic Administration. The Backend Management System for Academic Administration is a software solution for education institutions to streamline their administrative processes. The system facilitates the recording and organization of student data, teaching plans, classroom performance, and examination results, and assists administrative tasks such as classroom scheduling, while providing extensive and well-structured data for analysis, reporting, and decision-making.

●	Mobile-based Online Education Management System. The Mobile-based Online Education Management System is a mobile app that allows for efficient course management on mobile devices. Through this app, users can register for courses, manage their coursework, and access relevant learning materials. The app is designed to optimize the learning experience and enable users to learn on- the-go from any location.
●	Cloud-based Online Course Learning Management System. The Cloud-based Online Course Learning Management System is an online learning platform that enables online learning and course management for users. It contains features such as online courses, student management, and learning resource management. The platform provides a user-friendly interface, allowing students to learn online, participate in online discussions and Q&A sessions, and access course resources and assignments with ease.
●	Intelligent Enrollment Publicity Management Software. The Intelligent Enrollment Publicity Management Software provides education institutions with an automated solution for enrollment publicity and promotion. Its main functions include creating, uploading, and reviewing publicity and promotional materials, as well as managing publicity channels. This software enables education institutions to streamline labor intensive tasks, improve work efficiency, and increase accuracy during the enrollment publicity and promotion process.
●	Enrollment Information Automation Management System. The Enrollment Information Automation Management system is a software system designed for educational institutions to efficiently manage enrollment information and processes. The system automates the processing of student information and enrollment plans and coordinates and manages various enrollment channels and activities. By utilizing this system, educational institutions can enhance enrollment efficiency, reduce management costs, and improve data quality and management levels.
●	Online Evaluation and Management Platform for Teaching Quality. The Online Evaluation and Management Platform for Teaching Quality is an online education evaluation system for improving the efficiency and accuracy of education quality evaluation. The platform combines several evaluation functions, including student evaluation, course evaluation, and teaching quality evaluation, to achieve a comprehensive education and management of education quality.
●	Education and Training System Software. The Education and Training System Software is designed for managing and supporting educational and training activities. It can help education institutions manage student information, course details, teaching materials, lesson plans, examination results, and other teaching and management information. Moreover, the software enables students to access video courses, take exams, and efficiently manage their courses.

Competition

The adult education supporting service industry in the PRC are competitive and rapidly evolving, with many new companies joining the competition in recent years and few leading companies. We believe that our PRC subsidiaries’ ability to compete effectively for customers depends upon many factors, including the quality, reliability, and security of their software products, the quality of customer services and support, partnerships and collaborations with adult educational institutions, and the strength of their reputation and brands in the industry. We believe that our PRC subsidiaries are well-positioned to effectively compete in the adult education supporting service industry based on the factors listed above. Some of their current or future competitors, however, may have longer operating histories, greater market reputation, broader product and service offerings, or greater financial, technical, or marketing resources than our PRC subsidiaries do. For a discussion of risks relating to competition, see “Item 3. Key Information – D. Risk Factors — Risks Relating to Our Business and Industry — Our PRC subsidiaries face competition in the market for adult education supporting services, and we expect competition from existing competitors and other companies that may enter the market or introduce new solutions in the future, which could result in pricing pressures and a decline in both our market share and revenue.”

Intellectual Property

Our PRC subsidiaries regard their software copyrights, domain names, trade secrets, and similar intellectual property as critical to their success. Our PRC subsidiaries rely on a combination of copyright and trademark law, and confidentiality and non-disclosure agreements to protect their intellectual property rights. Our PRC subsidiaries also regularly monitor any infringement or misappropriation of their intellectual property rights.

As of the date of this Annual Report, our PRC subsidiaries have registered:

●	36 software copyrights and 8 copyright registration certificates in the PRC (See “— Technology”);
●	one domain name in the PRC (namely, http://sc-kb.cn); and
●	three registered trademarks in the PRC.

As of the date of this Annual Report, our PRC subsidiaries have one pending trademark application in the PRC.

Our PRC subsidiaries implement comprehensive measures to protect their intellectual property in addition to making software copyright and trademark registration applications. Our PRC subsidiaries’ key measures to protect their intellectual property include: (i) hiring outside legal counsel to assist in the protection of their intellectual property; (ii) timely registration and filing with relevant authorities and application of intellectual property right protection for their significant technologies and self-developed software; and (iii) conducting code reviews for their self-developed software to prevent copyright infringement.

Employees

Our PRC subsidiaries had 18, 22, and 22 full-time employees as of December 31, 2022, 2023, and 2024, respectively. The following table sets forth the number of our full-time employees as of December 31, 2024:

Function:	Number
Customer Services and Operations	7
Technology	6
Sales and Marketing	2
General and Administration	7
Total	22

Our PRC subsidiaries enter into employment contracts with a confidentiality clause with our full-time employees.

We believe that our PRC subsidiaries maintain a good working relationship with their employees, and they have not experienced material labor disputes in the past. None of their employees are represented by labor unions.

Facilities

Our principal executive offices are located in 18/F, Block D, Huirong Plaza, No. 88, Section 3, Jinhua Road, Jinjiang District, Chengdu City, Sichuan Province, China, where Kebiao Technology leases an office from an independent third party, Chengdu Huichuan Hechuang Commercial Operation Management Co., Ltd., with an area of approximately 10,722 square feet, with a lease term from July 5, 2024 to July 4, 2026 and with a monthly rent of RMB49,805.

We believe that the facilities that our PRC subsidiaries currently lease are generally adequate to meet their needs for the foreseeable future.

Insurance

As required by regulations in China, our PRC subsidiaries participate in various employee social security plans that are organized by municipal and provincial governments for their full-time employees, including pension, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance, and housing funds plan. Our PRC subsidiaries are required under PRC law to make contributions from time to time to employee benefit plans for their full-time employees at specified percentages of the salaries, bonuses, and certain allowances of such employees, up to a maximum amount specified by the local governments in China. Our PRC subsidiaries have not made adequate social security and housing fund contributions for all employees, and they may be required to make up for the shortfall in the social security contributions as well as to pay late fees at the rate of 0.05% per day of the outstanding amount from the due date. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in the PRC — Our PRC subsidiaries have not made adequate social insurance and housing fund contributions for all employees as required by PRC regulations, which may subject them to penalties.” Our PRC subsidiaries do not maintain directors and officers liability insurance, group comprehensive life insurance for employees, property insurance, business interruption insurance, or general third-party liability insurance. We believe the insurance coverage our PRC subsidiaries maintain is in line with the industry. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Industry — Our PRC subsidiaries may not maintain adequate insurance, which could expose them to significant costs and business disruption.”

Seasonality

Our PRC subsidiaries’ business is not subject to seasonality.

Legal Proceedings

Our PRC subsidiaries are not currently a party to any legal proceedings that in the opinion of their management would have a material adverse effect on their business. From time to time, our PRC subsidiaries may become a party to various legal or administrative proceedings arising in the ordinary course of their business, including actions with respect to intellectual property infringement, violation of third-party licenses or other rights, breach of contract, and labor and employment claims.

Regulations

This section sets forth a summary of the principal PRC laws, regulations, and rules relevant to our PRC operating entities’ business and operations in China.

Regulations Related to Adult and Vocational Education

On July 5, 2021, the General Office of the Ministry of Education, enacted the Notice of Education on Strengthening the Management of Social Adult Education and Training (the “Notice No. 14”). The Notice No. 14 requires education administrative departments in different regions, including human resources, social security, civil affairs, market supervision, and other departments, to actively coordinate and cooperate with each other to strengthen the management of adult education and training and focus on the following aspects: ensuring the correct direction of education, standardizing the names of education institutions, enhancing enrollment management, selecting training content, optimizing teacher teams, innovating training models, improving fund management, guiding industry self-discipline, strengthening safety management, and implementing special governance measures.

On May 15, 1996, the National People’s Congress (the “NPC”) enacted the Vocational Education Law of the PRC (the “Vocational Education Law”), which was amended on April 20, 2022. The Vocational Education Law sets forth provisions on the general principles, basic system, and implementation guidelines for vocational education. The PRC government encourages the development of various levels and forms of vocational education, promotes diversified education, and supports the widespread and equal participation of social forces in vocational education. Vocational education includes vocational school education that is divided into secondary vocational school education and higher vocational school education, and vocational training includes pre-employment training, on-the-job training, reemployment training, and other vocational training offered by the corresponding vocational training institutions or vocational schools.

On September 16, 2020, the MOE and the Ministry of Human Resources and Social Security with seven other government departments jointly released and enacted the Action Plan for Improving the Quality of Vocational Education (2020-2023) (the “Action Plan No. 7”). The Action Plan No. 7 emphasizes that vocational education is as important as general education, establishes the goals of the development of vocational education, and stipulates the hierarchical structure of vocational schools, among other things.

On December 14, 2022, the Central Committee of the Communist Party of China and the State Council jointly released and enacted the Outline of the Strategic Plan for Expanding Domestic Demand (2022- 2035) (the “Outline”). The Outline aims to improve the quality of educational services and to improve the system of vocational and technical education and training to enhance the adaptability of vocational and technical education. The Outline encourages social forces to provide diversified educational services, supports and standardizes the development of private education, regulates extracurricular education and training behavior comprehensively, promotes the steady reform of classified management of private education, and carries out high-level foreign cooperative education.

On December 21, 2022, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council enacted the Opinions on Deepening the Construction and Reform of Modern Vocational Education System. The Opinions on Deepening the Construction and Reform of Modern Vocational Education System propose promoting the construction and reform of the modern vocational education system, optimizing the vocational education types, exploring new models for construction of provincial modern vocational education system, building municipal industry education consortium, building industry education integration community, enhancing the key educational capabilities of vocational schools, developing teaching teams with both theoretical and practical skills, and building open regional practice centers for industry education integration.

The educational support services provided by our PRC subsidiaries to cooperative educational institutions align with the principles advocated by the aforementioned laws and regulations. Our PRC subsidiaries have not provided vocational education and training activities yet but will carry out relevant vocational education and training activities after obtaining relevant permits for vocational school education and vocational training. Our PRC subsidiaries have obtained all permits and records required for their current business operations, including, but not limited to a business license, and have not received any notice of non-compliance from any regulatory authorities as of the date of this Annual Report.

Regulations Related to Software Services

On July 27, 2020, the State Council released and enacted the Notice of Issuing Several Policies to Promote the High-Quality Development of the Integrated Circuit Industry and Software Industry in the New Era (the “Notice in the New Era”).

The Notice in the New Era emphasizes that the integrated circuit industry and software industry are the core of the information industry and identifies them as the key force leading the new round of technological revolution and industrial transformation. The PRC government encourages eligible integrated circuit enterprises and software enterprises to list and raise funds both domestically and internationally, by providing equity financing, equity transfer, and other services to integrated circuit enterprises and software enterprises at different stages of development, expanding direct financing channels, and increasing the proportion of direct financing.

Regulations Related to Foreign Investment

On March 15, 2019, the NPC promulgated the Foreign Investment Law of the PRC (“the Foreign Investment Law”). The Foreign Investment Law aims to further open up and expand the Chinese market, promote foreign investment, and protect the legitimate rights and interests of foreign investors. The Foreign Investment Law defines foreign investment as direct or indirect investment by foreign investors in China. It includes the following categories: (i) foreign investors alone or jointly with other investors establishing a foreign-invested enterprise in China; (ii) foreign investors acquiring shares, equity, property shares, or other similar rights and interests in Chinese domestic enterprises; (iii) foreign investors alone or jointly with other investors investing in new projects in China; and (iv) legal and administrative investment in other ways specified by regulations or the State Council.

The Foreign Investment Law stipulates a pre-entry national treatment and negative list management system for foreign investment. Under the pre-entry national treatment, foreign investors enjoy at least the same level of market access to investment as domestic investors. On June 23, 2020, the MOFCOM and the NDRC jointly promulgated the Special Administrative Measures (Negative List) for Foreign Investment Access (Edition 2020), which was amended on September 6, 2024 (Edition 2024) (the “Negative List”). The Negative List stipulates that foreign investors are not allowed to invest in industries where investment is prohibited. The Negative List also stipulates industries where foreign investment is restricted, and foreign investors should meet the relevant stipulated conditions. China grants national treatment to foreign investment outside of the Negative List. The Negative List shall be approved by the State Council and published after approval. Our PRC subsidiaries’ operating businesses and industries are not on the Negative List and are not subject to restrictions or prohibitions on foreign investment, as of the date of this Annual Report.

The Foreign Investment Law stipulates that the PRC government shall not expropriate or requisition the investment of foreign investors, except under special circumstances in accordance with the existing laws and regulations. In case of expropriation or requisition, statutory procedures shall be followed, and fair and reasonable compensation shall be made in a timely manner. Foreign investors may, according to relevant laws and regulations, freely remit into or out of China, in RMB or any other foreign currency, their capital contributions, profits, capital gains, income from asset disposal, intellectual property royalties, lawfully acquired compensation, indemnity, or liquidation income, among others. The PRC government shall protect the intellectual property of foreign investors and foreign-invested enterprises, as well as their legitimate rights and interests of intellectual property.

Regulations Related to Information Security and Privacy Protection

On December 29, 2011, the Ministry of Industry and Information Technology of the PRC (the “MIIT”) issued the Several Provisions on Regulating the Market Order of Internet Information Services (the “Several Provisions), which became effective on March 15, 2012. Pursuant to the Several Provisions, Internet information service providers may not collect any users’ personal information or provide any such information to third parties without the consent of the users. An Internet information service provider shall expressly inform the users of the method, content and purpose of the collection and processing of such users’ personal information and may only collect information necessary for the provision of its services. An Internet information service provider is also required to properly maintain the users’ personal information, and in case of any leak or likely leak of the users’ personal information, the Internet information service provider must take immediate remedial measures and, in severe circumstances, immediately report to the telecommunications authority.

On December 28, 2012, the SCNPC issued and enacted the Decision on Strengthening Internet Information Protection, (the “Decision”). Pursuant to the Decision, the PRC government protects the electronic information that can identify the personal identity of citizens and that involves privacy of citizens. No organization or individual may obtain the personal electronic information of citizens by stealing or other illegal means, nor sell or illegally provide certain information to others. The Decision further sets out the requirements for the Internet service providers. When collecting or using the personal electronic information of citizens in their business activities, the Internet service providers shall follow the principle of lawfulness, properness and necessity, explicitly disclose their purposes, methods and scopes for collection and use of the information, and may collect or use information without violating the laws and regulations or the agreement of both parties upon securing consent. Where the Internet service providers collect and use the personal electronic information of citizens, they shall disclose the rules for such collection and use. The network service providers as well as their personnel must keep in strict confidence of the personal electronic information of citizens collected in their business activities. They shall not divulge, distort, or damage such information, or shall not sell or illegally provide such information to others. Furthermore, the network service providers shall take technical measures and other necessary measures to ensure information security and prevent the disclosure, damage or loss of any personal electronic information of citizens collected in their business activities. In case of occurrence or possible occurrence of such disclosure, damage or loss of information, remedial measures shall be immediately taken.

On November 7, 2016, the SCNPC promulgated the Cyber Security Law of the PRC (the “Cybersecurity Law”), which became effective on June 1, 2017, to protect cyberspace security and order. The Cyber Security Law sets forth various security protection obligations for network operators, which are defined as “owners and administrators of networks and network service providers,” including, among others, complying with a series of requirements of tiered cyber protection systems, verifying users’ real identity, localizing the personal information and important data gathered and produced by critical information infrastructure operators during operations within the China and providing assistance and support to government authorities where necessary for protecting national security and investigating crimes. Operators of critical information infrastructure who purchase network products and services that may affect national security should pass the national security review organized by the national network information department in conjunction with relevant departments of the State Council. Pursuant to the Cyber Security Law, any individual or organization using the network must comply with the Constitution and the applicable laws, follow the public order and respect social moralities, and must not endanger cyber security, or engage in activities by making use of the network that endanger the national security, honor and interests, or infringe on the fame, privacy, intellectual property and other legitimate rights and interests of others.

On June 10, 2021, the SCNPC promulgated the Data Security Law of the PRC (the “Data Security Law”), which took effect on September 1, 2021. The Data Security Law provides that the PRC government has established a data security review system to conduct national security reviews on data processing activities that affect or may affect national security. China shall establish a data classification and grading protection system, formulate important data catalogs to enhance the protection of important data. Processors of important data shall specify the person responsible for data security and management agencies to implement data security protection responsibilities. Relevant authorities will establish the measures for the cross- border transfer of important data. If any company violates the Data Security Law by providing important data outside China, such company may be punished by administration sanctions, including penalties, fines, and/or suspension of relevant business or revocation of the business license.

On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law of the PRC (the “Personal Information Protection Law”), which became effective on November 1, 2021. The Personal Information Protection Law specifies the rules for processing sensitive personal information, which means personal information that, once leaked or illegally used, may easily cause harm to the dignity of natural persons or grave harm to personal or property security, including, but not limited to, information on biometric characteristics, financial accounts, and individual location tracking, as well as the personal information of minors under the age of 14. Personal information processors shall bear responsibility for their personal information handling activities and adopt the necessary measures to safeguard the security of the personal information they process. Otherwise, the personal information processors will be ordered to correct or suspend or terminate the provision of services and be subject to confiscation of illegal income, fines, or other penalties.

On December 28, 2021, 13 governmental departments of the PRC, including the CAC, jointly issued the Cybersecurity Review Measures, which became effective on February 15, 2022. The Cybersecurity Review Measures provide that in addition to CIIOs that intend to purchase Internet products and services, online platform operators engaging in data processing activities that affect or may affect national security must be subject to cybersecurity review by the Cybersecurity Review Office of the PRC. According to the Cybersecurity Review Measures, a cybersecurity review assesses potential national security risks that may be brought about by any procurement, data processing, or overseas listing. The Cybersecurity Review Measures further require that CIIOs and data processing operators that possess personal data of at least one million users must apply for a review by the Cybersecurity Review Office of the PRC before conducting listings in foreign countries.

On November 14, 2021, the CAC published the Security Administration Draft, which provides that data processing operators engaging in data processing activities that affect or may affect national security must be subject to cybersecurity review by the relevant Cyberspace Administration of the PRC. According to the Security Administration Draft, data processing operators shall apply for a cybersecurity review by the relevant Cyberspace Administration of the PRC under certain circumstances, such as (i) mergers, restructurings, and divisions of Internet platform operators that hold large amount of data relating to national security, economic development, or public interest which affects or may affect the national security, (ii) overseas listings of data processors that process personal data for more than one million individuals, (iii) Hong Kong listings of data processors that affect or may affect national security, and (iv) other data processing activities that affect or may affect the national security. The deadline for public comments on the Network Data Security Administration Draft was December 13, 2021.

As of the date of this Annual Report, our PRC subsidiaries have implemented measures, including archive management practices and confidentiality systems, to safeguard the personal information collected during their operations, and they have not experienced any incidents of improper acquisition, leakage, illegal use, or provision of users’ personal information, or received any administrative penalties for illegal or unlawful operations related to information security. Furthermore, as confirmed by our PRC counsel, China Commercial Law firm, we are not subject to cybersecurity review or network data security review by the CAC under the Cybersecurity Review Measures, or if the Security Administration Draft is enacted as proposed, because our PRC subsidiaries are not CIIOs or online platform operators that process personal information of at least one million individuals or engage in data processing activities that affect or may affect national security. Neither we nor our PRC subsidiaries have been involved in any investigations on cybersecurity reviews initiated by any PRC regulatory authority, nor have any of them received any inquiry, notice, or sanction related to cybersecurity review under the Cybersecurity Review Measures, as of the date of this Annual Report. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in the PRC —Greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our PRC subsidiaries’ business and our offerings.”

Regulations Related to Intellectual Property Rights

Trademark

Trademark are protected by the Trademark Law of the PRC, which was promulged by the SCNPC in 1982 and last amended in 2019, with its implementation rules adopted by the State Council in 2002 and most recently amended in 2014. The PRC Trademark Office of the State Administration for Industry and Commerce, currently known as the PRC State Intellectual Property Office of the State Administration for Market Regulation, or the Trademark Office, handles trademark registrations and grants a protection term of ten years to registered trademarks which may be renewed for consecutive ten-year periods upon request by the trademark owner. The PRC Trademark Law has adopted a first-to-file principle with respect to trademark registration. Where a trademark for which an application has been made is identical or similar to another trademark that has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark may not prejudice the existing right first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a sufficient degree of reputation through such party’s use.

As of December 31, 2024, our PRC subsidiaries had registered three trademarks in the PRC. No trademark infringement claim has been filed against our PRC subsidiaries as of the date of this Annual Report.

Copyright

The SCNPC promulgated the Copyright Law of the PRC in 1982 and most recently amended it in 2010. Pursuant to the Copyright Law of the PRC, works of Chinese citizens, legal persons, or other organizations shall enjoy copyright pursuant to this Law regardless of whether they are published. Works shall include, among other things, literature, art, natural science, social science, engineering, and technical works created in the following forms: (1) written works; (2) oral works; (3) musical, dramatic, opera, dance, acrobatic artistic works; (4) art, architectural works; (5) photographic works; (6) film work and work created using methods similar to film making; (7) graphic works and model works such as engineering design plan, product design plan, map, schematic diagram, etc.; (8) computer software; and (9) any other works stipulated by laws and administrative regulations. Persons who have committed the infringement acts shall bear civil liability to stop the infringement, eliminate the impact, make apologies, compensate losses, etc., in accordance with the circumstances.

On June 4, 1991, the State Council formulated and enacted the Regulations on the Protection of Computer Software (the “Computer Software Protection Regulations”), which was amended most recently on January 30, 2013. The Computer Software Protection Regulations stipulate that Chinese citizens, legal persons, or other organizations shall enjoy copyright in the software developed by them, whether published or not, in accordance with these regulations. Software copyright owners may license others to exercise their software copyright and have the right to receive compensation. The software copyright of a legal person or other organization shall have a protection period of 50 years ending on December 31 of the 50th year after the first publication of the software.

As of December 31, 2024, our PRC subsidiaries had registered 36 software copyrights and 8 copyright registration certificates in the PRC. No software copyright infringement claim has been filed against our PRC subsidiaries as of the date of this Annual Report.

Domain Name

The Ministry of Industry and Information Technology promulgated the Administrative Measures on Internet Domain Names in 2017. Pursuant to such measures, the Ministry of Industry and Information Technology is in charge of the overall administration of domain names in China. Domain name registration services shall implement a first-to-file principle. A domain name applicant will become the domain name holder upon the completion of the application procedure.

As of December 31, 2024, one PRC subsidiary was the registered holder of one domain name in the PRC. No infringement claim has been filed against the domain name of our PRC subsidiaries as of the date of this Annual Report.

Regulations Related to Employment

On June 29, 2007, the SCNPC promulged the Labor Contract Law of the PRC, or the Labor Contract Law, which became effective as of January 1, 2008 and was amended in 2012. The Labor Contract Law requires employers to enter into written contracts with their employees, and restricts the use of temporary workers. Pursuant to the Labor Contract Law, employment contracts lawfully executed prior to the implementation of the Labor Contract Law and continuing as of the date of its implementation will continue to be performed. Where an employment relationship was established prior to the implementation of the Labor Contract Law but no written employment contract was concluded, a contract must be concluded within one month after the Labor Contract Law’s implementation. All PRC enterprises are generally required to implement a standard working time system of eight hours a day and forty hours a week, and if the implementation of such standard working time system is not appropriate due to the nature of the job or the characteristics of business operation, the enterprise may implement a flexible working time system or comprehensive working time system after obtaining approvals from the relevant authorities. According to the Social Insurance Law promulgated by the SCNPC effective as of July 1, 2011, the Regulation of Insurance for Work-Related Injury, the Provisional Measures on Insurance for Maternity of Employees, the Regulation of Unemployment Insurance, the Decision of the State Council on Setting Up Basic Medical Insurance System for Staff Members and Workers in Cities and Towns, the Interim Regulation on the Collection and Payment of Social Insurance Premiums and the Interim Provisions on Registration of Social Insurance, an employer is required to contribute to the social insurance for its employees in China, including the basic pension insurance, basic medical insurance, unemployment insurance, maternity insurance, and injury insurance. Under the Regulations on the Administration of Housing Funds, promulgated by the State Council on April 3, 1999 and amended on March 24, 2002, an employer is required to make contributions to a housing fund for its employees. Our PRC subsidiaries participate in various employee social security plans for some of our employees that are administered by local governments, including housing, pension, medical insurance, and unemployment insurance. Our PRC subsidiaries compensate our employees with basic salaries as well as performance-based bonuses. However, as of the date of this Annual Report, our PRC subsidiaries have not made adequate social insurance and housing fund contributions for all employees as required by relevant PRC regulations. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.”

Regulations Related to Social Welfare

Under the Social Insurance Law of the PRC, which was promulgated by the SCNPC on October 28, 2010, became effective as of July 1, 2011, and was most recently amended on December 29, 2018, and together with other laws and regulations, employers are required to pay pension insurance, unemployment insurance, medical insurance, work-related injury insurance, maternity insurance, and other social insurance for its employees at specified percentages of the salaries of the employees, up to a maximum amount specified by the local government regulations from time to time. On July 20, 2018, the General Office of the State Council issued the Plan for Reforming the State and Local Tax Collection and Administration Systems, which stipulated that the SAT is solely responsible for collecting social insurance premiums. When an employer fails to fully pay social insurance premiums, the relevant social insurance collection agency shall order it to make up for any shortfall within a prescribed time limit, and may impose a late payment fee at the rate of 0.05% per day of the outstanding amount from the due date. If such an employer still fails to make up for the shortfalls within the prescribed time limit, the relevant administrative authorities shall impose a fine of one to three times the outstanding amount upon such employer.

In accordance with the Regulations on the Management of Housing Fund which was promulgated by the State Council in 1999 and amended in 2019, employers must register at the designated administrative centers and open bank accounts for depositing employees’ housing funds. Employer and employee are also required to pay and deposit housing funds, with an amount no less than 5% of the monthly average salary of the employee in the preceding year in full and on time.

Our PRC subsidiaries have not paid the social insurance and housing funds for our employees in full and could be required to pay outstanding contributions and penalties and have not received any inquiry, notice, warning, or sanction regarding late fees, fines, or any other administrative penalties for illegal or unlawful operations in connection with social welfare as of the date of this Annual Report. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in the PRC — Our PRC subsidiaries have not made adequate social insurance and housing fund contributions for all employees as required by PRC regulations, which may subject them to penalties.”

Regulations Related to Foreign Exchange

Since 2012, the SAFE has promulgated several circulars to substantially amend and simplify the foreign exchange procedure. Pursuant to these circulars, the opening of various special purpose foreign exchange accounts, the reinvestment of RMB proceeds by foreign investors in the PRC, and the remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders, no longer require the SAFE’s approval or verification. In addition, domestic companies are no longer limited to extending cross-border loans only to their offshore subsidiaries but are also allowed to provide loans to their offshore parents and affiliates, and multiple capital accounts for the same entity may be opened in different provinces. The SAFE also promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, which specifies that the administration by the SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by the SAFE and its branches. In February 2015, the SAFE promulgated the SAFE Circular 13, which took effect on June 1, 2015. The SAFE Circular 13 delegates the power to enforce the foreign exchange registration in connection with inbound and outbound direct investments under the relevant SAFE rules from the SAFE’s local branches to banks, thereby further simplifying the foreign exchange registration procedures for inbound and outbound direct investments.

The SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises (the “Circular 19”), effective on June 1, 2015, in replacement of the SAFE Circular 142 (the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises. According to the Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans or the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although the Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within the PRC, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether the SAFE will permit such capital to be used for equity investments in the PRC in actual practice. The SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account (the “Circular 16”), effective on June 9, 2016, which reiterates some of the rules set forth in the Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violation of the SAFE Circular 19 or Circular 16 could result in administrative penalties.

On January 26, 2017, the SAFE issued the Notice of State Administration of Foreign Exchange on Improving the Check of Authenticity and Compliance to Further Promote Foreign Exchange Control (the “SAFE Circular 3”), which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits. Moreover, pursuant to the SAFE Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

Under our current structure, our income will be primarily derived from dividend payments from our PRC subsidiaries. Even though we may remit the income outside of China, the fluctuation in exchange rates may be a disadvantage to us if RMB depreciates.

Regulations Related to Taxation

Enterprise Income Tax

On March 16, 2007, the NPC enacted the EIT Law, and the State Council promulgated the Implementing Rules of the EIT Law, or the Implementing Rules, on December 6, 2007, both of which became effective on January 1, 2008. The SCNPC further amended the EIT Law on February 24, 2017, which stimulates that corporate income tax shall be payable by a resident enterprise for income derived from or accruing in or outside China. Corporate income tax shall be payable by a non-resident enterprise, for income derived from or accruing in China by its office or premises established in China, and for income derived from or accruing outside China for which the established office or premises has a de facto relationship. The corporate income tax shall be at the rate of 25%. The applicable tax rate for income of a non-resident enterprise under the provisions of the third paragraph of Article 3 of the EIT Law shall be 20%. Corporate income tax for qualified small profit enterprises shall be at a reduced tax rate of 20%. Corporate income tax for key advanced and new technology enterprises supported by the State shall be at a reduced tax rate of 15%. The SAT provides certain specific criteria for determining whether the “de facto management body” of a PRC- controlled offshore enterprise is located in China. Simply speaking, the criteria are more focused on substance rather than format. Pursuant to its Circular 82 of 2009, the criteria to determine “de facto management body” include: (i) the senior management and core management departments in charge of its daily operations have their presence mainly in the PRC; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (iv) more than half of the enterprise’s directors or senior management with voting rights habitually reside in the PRC. Furthermore, the SAT published the Bulletin 45 in September 2011, which provides more guidance on the implementation of the definition and provides for procedures and administration details on determining resident status and administration on post-determination matters. However, the SAT Circular 82 and Bulletin 45 only apply to offshore enterprises controlled by the PRC enterprises or PRC enterprise groups rather than those controlled by the PRC individuals or foreign individuals. As of the date of this Annual Report, no further criteria or applicable legal precedents have been released, and therefore it remains unclear how the PRC tax authorities will determine the PRC tax resident treatment of a foreign company controlled by individuals. Under these existing criteria, it is possible that we will be classified as a PRC “resident enterprise” for the PRC enterprise income tax purposes. If so, it would likely result in unfavorable tax consequences to our non-PRC shareholders and have a material adverse effect on our results of operations and the value of your investment. Please see “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in the PRC — Under the PRC Enterprise Income Tax Law, we may be classified as a PRC ‘resident enterprise’ for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and have a material adverse effect on our results of operations and the value of your investment” for more details.

On August 21, 2006, China and the Hong Kong Special Administrative Region signed the Double Tax Avoidance Arrangement. When a Chinese company distributes dividends to Hong Kong residents (beneficiary owners of dividends), if the recipient directly owns at least 25% of the equity interest in the above- mentioned Chinese company, the Chinese withholding tax rate may be lowered from 10% to 5%.

On October 14, 2019, the SAT promulgated the Announcement of State Taxation Administration on Promulgation of the Administrative Measures on Non-resident Taxpayers Enjoying Treaty Benefits, which stimulate that non-resident taxpayers claiming treaty benefits shall be handled in accordance with the principles of “self-assessment, claiming benefits, retention of the relevant materials for future inspection.” Where a non-resident taxpayer self-assesses and concludes that it satisfies the criteria for claiming treaty benefits, it may enjoy treaty benefits at the time of tax declaration or at the time of withholding through the withholding agent, simultaneously gather and retain the relevant materials pursuant to the provisions of these measures for future inspection, and accept follow-up administration by the tax authorities.

Value-Added Tax

On December 13, 1993, the State Council promulgated the Provisional Regulations on Value-added Tax (VAT) of the PRC, which was most recently amended on November 19, 2017. On December 25, 1993, the MOF, promulgated the Implementation Rules for the Provisional Regulations on Value-added Tax of the PRC, which were revised on December 15, 2008 and October 28, 2011. The organizations and individuals engaging in the sale of goods or processing, repair and assembly services, sale of services, intangible assets, immovables and importation of goods in the PRC shall be taxpayers of VAT, and shall pay VAT pursuant to these regulations.

On November 16, 2011, the MOF and SAT promulgated the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax. On March 23, 2016, the MOF and SAT further promulgated the Notice on Fully Promoting the Pilot Plan for Replacing Business Tax by Value-Added Tax, which stimulate that the pilot program of replacing business tax with value-added tax herein referred to as replacing business tax with value-added tax will be comprehensively launched nationwide starting from May 1, 2016. All business tax taxpayers in the construction industry, real estate industry, financial industry, life service industry, and other industries will be included in the pilot scope with the change from paying business tax to paying value-added tax. The scope of value-added tax taxable activities includes business activities related to education supporting services, including services such as educational evaluation, exams, and enrollment.

Regulations Related to education supporting services, including services such as educational evaluation, exams, and enrollment.

Regulations Related to the PRC Corporate Establishment and Dividend Distribution

Pursuant to the Company Law of the PRC (the “Company Law”), which was promulgated on December 29, 1993 and most recently amended on December 29, 2023, companies are generally divided into two categories: limited liability companies and joint stock limited companies. The Company Law also applies to foreign-invested limited liability companies, unless otherwise provided by other relevant laws or regulations on foreign investment. The Company Law stipulates that the subscribed capital of all shareholders shall be fully paid by the shareholders within five years from the date of establishment of the company in accordance with the provisions of the company’s articles of association, unless other relevant laws, administrative regulations and decisions of the State Council may provide otherwise for companies in specific industries. In most cases, shareholders can set a time limit for capital contributions in the company’s articles of association. In addition, the first payment of the company’s registered capital is not limited by a minimum amount, the company’s business license does not need to record its paid-up capital, and the shareholders’ contribution to the registered capital does not need to be verified by a capital verification agency.

Regarding dividend distribution, the Company Law of the PRC provides that a company shall contribute at least 10% of its after-tax profits of the current year into its statutory surplus reserve unless the aggregate sum of such reserve reaches 50% of its registered capital. Where the balance of the statutory surplus reserve of a company is insufficient to make good its losses in the previous year, the company shall make good such losses using its profits of the current year before making a contribution to the statutory surplus reserve in accordance with the aforementioned provisions. Upon contribution to the statutory surplus reserve using its post-tax profits, a company may make a further contribution to the surplus reserve using its post-tax profits in accordance with a resolution of the shareholders’ meeting or the shareholders’ general meeting. Shareholders of a limited liability company are entitled to dividends in accordance with the percentage of their respective paid-in capital contribution, unless all shareholders agree that they will not be distributed with the dividends based on the percentage of their capital contribution.

Regulations Related to Foreign Exchange Registration of Offshore Investment by PRC Residents

In July 2014, the SAFE issued the SAFE Circular 37, which regulates foreign exchange matters in relation to the use of SPVs by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in China. Under the SAFE Circular 37, an SPV refers to an offshore entity established or controlled, directly or indirectly, by the PRC residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate domestic or offshore assets or interests, and round trip investment refers to the direct investment activities carried out by domestic residents directly or indirectly through special purpose companies, namely, establishing foreign-invested enterprises or projects (hereinafter referred to as foreign-invested enterprises) in China through new establishment, mergers or acquisitions to obtain the ownership, control rights, and management rights and interests.

The Circular 37 requires that, before making contributions to an SPV, the PRC residents or entities are required to complete foreign exchange registration with the SAFE or its local branch. In February 2015, the SAFE promulgated the SAFE Circular 13. The SAFE Circular 13 has amended the SAFE Circular 37 by requiring the PRC residents or entities to register with qualified banks instead of the SAFE or its local branch in connection with their establishment of an SPV.

In addition, pursuant to the SAFE Circular 37, an amendment to registration or subsequent filing with qualified banks by such PRC resident is also required if there is a material change with respect to the capital of the offshore company, such as any change of basic information (including change of such PRC residents, change of name, and operation term of the SPV), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. Failure to comply with these registration requirements as set forth in the SAFE Circular 37 and the SAFE Notice 13, and misrepresentation on or failure to disclose controllers of foreign-invested enterprises that are established by round-trip investment may result in bans on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliates, and may also subject relevant PRC residents to penalties under the Foreign Exchange Administration Regulations of the PRC.

As of the date of this Annual Report, all of our shareholders who are subject to the SAFE Circular 37 have completed the initial registrations with the qualified banks as required by the SAFE Circular 37. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in the PRC — PRC regulation of parent/subsidiary loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of offshore offerings to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect their liquidity and their ability to fund and expand their business.”

Regulations Related to Foreign Debt

As an offshore holding company, we may make additional capital contributions to Shenzhen Kebiao or Jiade Zhigao subject to approval from the local department of commerce and the SAFE, with no limitation on the amount of capital contributions. We may also make loans to Shenzhen Kebiao or Jiade Zhigao subject to the approval from the SAFE or its local office and the limitation on the amount of loans.

By means of making loans, Shenzhen Kebiao is subject to the relevant PRC laws and regulations relating to foreign debts. On January 8, 2003, the NDRC, the SAFE, and the MOF, jointly promulgated the Circular on the Interim Provisions on the Management of Foreign Debts, or the Foreign Debts Provisions, which became effective on March 1, 2003, and was partially abolished on May 10, 2015. Pursuant to the Foreign Debts Provisions, the total amount of foreign loans received by a foreign-invested enterprise shall not exceed the difference between the total investment in projects as approved by the MOFCOM or its local counterpart and the amount of registered capital of such foreign-invested enterprise. In addition, on January 12, 2017, the People’s Bank of China (the “PBOC”) issued the PBOC Circular 9, which sets out the statutory upper limit on the foreign debts for PRC non-financial entities, including both foreign-invested enterprises and domestic enterprises. Pursuant to the PBOC Circular 9, the foreign debt upper limit for both foreign- invested enterprises and domestic enterprises is calculated as twice the net assets of such enterprises. On March 11, 2020, the PBOC and the SAFE jointly promulgated the Circular 64, the risk-weighted outstanding amount of the loans, which shall be calculated based on the formula provided in the PBOC Notice No. 9 and not exceed 250% of the net asset of relevant PRC subsidiaries. As to net assets, the enterprises shall take the net assets value stated in their latest audited financial statements.

The PBOC Circular 9 or Circular 64 does not supersede the Foreign Debts Provisions, but rather serves as a supplement to it. It provides a one-year transitional period from January 11, 2017 for foreign-invested enterprises, during which foreign-invested enterprises, such as Shenzhen Kebiao and Jiade Zhigao, could adopt their calculation method of foreign debt upper limit based on either the Foreign Debts Provisions or the PBOC Circular 9. Following the expiration of the transitional period on January 11, 2018, pursuant to the PBOC Circular 9, the PBOC and SAFE shall re-evaluate the calculation method for foreign-invested enterprises and determine what the applicable calculation method should be. As of the date of this Annual Report, neither the PBOC nor SAFE has promulgated and made public any further rules, regulations, notices, or circulars in this regard. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in the PRC — PRC regulation of parent/subsidiary loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of offshore offerings to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect their liquidity and their ability to fund and expand their business.”

Regulations Relating to M&A

On August 8, 2006, six PRC governmental and regulatory agencies, including the CSRC and MOFCOM, promulgated the M&A Rules, which became effective on September 8, 2006 and were amended on June 22, 2009. The M&A Rules, among other things, require offshore special purpose vehicles formed for overseas listing purposes through acquisitions of PRC domestic companies (non-foreign-invested enterprises) and controlled by PRC domestic enterprises or individuals to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The M&A Rules also require that if an overseas company established or controlled by PRC companies or individuals, the PRC citizens individual or collectively, intends to acquire equity interests or assets of any other PRC domestic company (non-foreign-invested enterprises) affiliated with the PRC citizens, such acquisition must be submitted to the MOFCOM for approval, which is no longer required with the implementation of the Foreign Investment Law. In September 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. The CSRC approval procedures require the filing of a number of documents with the CSRC. On December 18, 2008, the Foreign Investment Department of the Ministry of Commerce promulgated the Guidelines, which became effective on December 18, 2008. The Guidelines stipulates that the transfer of equity from established foreign-invested enterprises from Chinese parties to foreign parties does not refer to the M&A Rules, regardless of whether there is a related relationship between the Chinese and foreign parties nor whether the foreign parties are existing shareholders or new investors, and the domestic enterprises as the target company of the merger only includes domestic enterprises.

According to our PRC legal counsel, China Commercial Law Firm, neither we nor our subsidiaries are required to submit such approval application to the CSRC under the M&A Rules, because we acquired the controlling equity interests in domestic operating subsidiaries through the acquisition of Jiade Zhigao, which is a foreign-invested enterprise.

Regulations Relating to Overseas Listings

On February 17, 2023, with the approval of the State Council, the CSRC released the Trial Measures, and five supporting guidelines, which became effective on March 31, 2023. According to the Trial Measures, (i) domestic companies that seek to offer or list securities overseas, both directly and indirectly, are required to complete the filing procedure and submit relevant information to the CSRC; (ii) if the issuer meets both of the following conditions, the overseas offering and listing shall be determined as an indirect overseas offering and listing by a domestic company: (a) any of the total assets, net assets, revenue, or profits of the domestic operating entities of the issuer in the most recent accounting year accounts for more than 50% of the corresponding figure in the issuer’s audited consolidated financial statements for the same period; (b) its major operational activities are carried out in China or its main places of business are located in China, or the senior managers in charge of operation and management of the issuer are mostly Chinese citizens or are domiciled in China; and (iii) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and where an issuer makes an application for initial public offering and listing in an overseas market, the issuer shall submit filings with the CSRC within three business days after such application is submitted.

On the same day, the CSRC issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, clarifies that (1) a six-month transition period will be granted to domestic companies which, prior to the effective date of the Trial Measures, have already obtained the approval from overseas regulatory authorities or stock exchanges, such as completion of registration in the market of the United States, but have not completed the overseas listing; and (2) domestic companies that have already submitted valid applications for overseas offering and listing but have not obtained approval from overseas regulatory authorities or stock exchanges on or prior to the effective date of the Trial Measures, may reasonably arrange the timing for submitting their filing applications with the CSRC, and shall complete the filing before the completion of their overseas offering and listing.

Along with the Trial Measures, the revised Provisions were promulgated on February 24, 2023, which apply to companies providing documents or materials involving state secrets or working secrets of government agencies. Specifically, the revised Provisions require that, among other things, (i) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; and (ii) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. It is our understanding that the revised Provisions only apply to companies providing documents or materials involving state secrets or working secrets of government agencies. In that case, companies shall apply to the competent department with examination and approval authority for approval in accordance with relevant laws and regulations. As advised by our PRC counsel, China Commercial Law firm, the documents we have provided or disclosed, or plan to provide or disclose, do not contain any state secrets or working secrets of government agencies. However, there remains uncertainty as to how relevant competent authorities will define “state secrets or working secrets of government agencies.” If such authorities recognize that the documents we have disclosed or provided, or plan to disclose or provide, contain “state secrets or working secrets of government agencies,” we or our PRC subsidiaries may be subject to the approval requirements of the revised Provisions. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in the PRC — The Opinions, the Trial Measures, and the revised Provisions recently issued by the PRC authorities subject us to additional compliance requirements in the future.”

On August 8, 2023, our PRC subsidiaries filed with the CSRC in connection with our initial public offering and listing pursuant to the Trial Measures, and on January 2, 2024, the CSRC approved the filings submitted by our PRC subsidiaries. Except for the requirement for such CSRC approval under the Trial Measures, as of the date of this Annual Report, neither we nor our PRC subsidiaries have received any inquiry, notice, warning, or sanction regarding our planned overseas listing from the CSRC or any other PRC governmental authorities. Since these statements and regulatory actions are newly published, however, official guidance and related implementation rules have not been issued. It is highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of our subsidiaries, our ability to accept foreign investments, and our listing on a U.S. exchange.

C. Organizational Structure

See “—A. History and Development of the Company.”

D. Property, Plants and Equipment

See “—B. Business Overview—Facilities.”

Item 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report. This Annual Report contains forward-looking statements. In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” in this Annual Report. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A.	Operating Results

Factors Affecting Our Results of Operations

In addition to the general factors affecting the Chinese and global economy and our industry, our results of operations and financial condition are affected by a number of industry- and company-specific factors, including those set out below:

●	Relationships with Partner Education Institutions: Our revenue will depend significantly on our PRC subsidiaries’ ability to manage their relationships with partner education institutions. The success of our PRC subsidiaries’ business primarily depends on the number of students they serve. Therefore, their ability to continue to attract partner education institutions to purchase their services to serve students is critical to our PRC subsidiaries’ sustainable growth and continued success. This in turn depends on the reputation of our PRC subsidiaries and their ability to develop new offerings or adapt existing education supporting services to meet evolving market trends and student demands.
●	Competition in the Adult Education Supporting Service Industry: The adult education supporting service industry in China is highly fragmented, with a large number of service providers throughout the country. Our PRC subsidiaries compete primarily with adult education supporting service providers in China and new entrants to the market, and some of their competitors may have better access to market resources, lower cost structures, more advanced technologies or longer operating histories. If our PRC subsidiaries are unable to improve their service quality, diversify their product and service range, or manage their costs, they may not be able to compete effectively against their existing or new competitors, and their sustainability and growth opportunities may be limited, which will materially and adversely affect their revenue and profitability.

Comparison of Results of Operations for the Years Ended December 31, 2024 and 2023

The following table sets forth a summary of our consolidated results of operations for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this Annual Report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the years ended December 31,
	2023	2024	2024
	RMB	RMB	US$
Revenue – third parties	14,718,233	18,742,196	2,567,670
Revenue – related party	853,089	—	—
Revenue	15,571,322	18,742,196	2,567,670
COSTS AND EXPENSES
Direct cost of revenue	812,504	5,658,188	775,169
Selling expenses	452,966	534,630	73,244
General and administrative expenses	2,040,510	5,454,423	747,253
Research and development expenses	695,815	709,828	97,246
Total costs and expenses	4,001,795	12,357,069	1,692,912
INCOME FROM OPERATIONS	11,569,527	6,385,127	874,758
OTHER INCOME (EXPENSES)
Interest income	2,286	17,933	2,457
Interest expenses	(65,315)	(108,090)	(14,808)
Other income, net	(393,278)	(142,477)	(19,519)
Total other income (expenses), net	(456,307)	(232,634)	(31,870)
INCOME BEFORE INCOME TAXES	11,113,220	6,152,493	842,888
INCOME TAX EXPENSE	1,551,288	545,711	74,762
NET INCOME	9,561,932	5,606,782	768,126

Revenue

	For the years ended December 31,
	2023		2024			Increase / (Decrease)
Revenue	RMB	%	RMB	US$	%	RMB	%
Third parties	14,718,233	95%	18,742,196	2,567,670	100%	4,023,963	27%
Related party	853,089	5%	—	—	—	(853,089)	(100)%
Total revenue	15,571,322	100%	18,742,196	2,567,670	100%	3,170,874	20%

Our PRC subsidiaries generate revenue from providing adult education supporting services. Our PRC subsidiaries enter into service contracts with adult education institutions to provide education supporting services through (i) software platform solutions, which facilitate streamlined information and data management throughout the teaching cycle of adult education services, from pre-enrollment to post- graduation, and (ii) auxiliary solutions to students designated by adult education institutions, which encompass teaching support services throughout the entire teaching cycle and related exam administration services.

Total revenue increased by approximately RMB3,171,000 (US$434,000), or 20%, to approximately RMB18,742,000 (US$2,568,000) for the year ended December 31, 2024, from approximately RMB15,571,000 for the year ended December 31, 2023. The increase in revenue was mainly attributable to: (i) an increase in revenue generated from third parties, amounting to approximately RMB4,024,000 (US$551,000), due to the growing scale of adult education institutions served by our PRC subsidiaries (for the year ended December 31, 2024, our PRC subsidiaries served 11 adult education institutions with an aggregate of 74,493 students, compared to 12 adult education institutions with approximately 49,496 students for the year ended December 31, 2023); (ii) partially offset by a decrease in revenue generated from a related party, amounting to approximately RMB853,000 (US$117,000), as a related party was reclassified as a third party effective February 20, 2023, while the overall revenue generated from the former related party, Chengdu Jinjiang New Vision Training School, increased by approximately RMB108,000 (US$15,000) for the year ended December 31, 2024, compared to the year ended December 31, 2023; and (iii) partially offset by a decrease in the average service price per student from RMB315 for the year ended December 31, 2023 to RMB252 for the year ended December 31, 2024, primarily due to the increased number of graduating students we served, for whom we charged lower fees.

The following table sets forth the breakdown of our net revenue for the periods presented:

	For the year ended December 31,
	2023		2024			Increase / (Decrease)
Revenue	RMB	%	RMB	US$	%	RMB	%
National Unified
Examination for College
Admissions for Adults	5,047,693	32%	6,552,517	897,691	35%	1,504,824	30%
Open University of China	9,440,569	61%	6,536,180	895,453	35%	(2,904,389)	(31)%
Self-taught Higher
Education Examinations	1,013,868	7%	5,618,903	769,786	30%	4,605,035	454%
Online education	69,192	—%	34,596	4,740	—%	(34,596)	(50)%
Total revenue	15,571,322	100%	18,742,196	2,567,670	100%	3,170,874	20%

Revenue from providing services related to National Unified Examination for College Admissions increased by approximately RMB1,505,000 (US$206,000), or 30%, primarily due to (i) the increased number of students served from 17,171 for the year ended December 31, 2023 to 22,919 for the year ended December 31, 2024, mainly as a result of our stronger business relationships with existing adult education institution customers, and (ii) partially offset by a decrease in the average service price per student (for services related to National Unified Examination for College Admissions for Adults) from RMB294 for the year ended December 31, 2023 to RMB286 for the year ended December 31, 2024, primarily due to the increased number of graduating students we served, for whom we charged lower fees.

Revenue from providing services related to the Open University of China decreased by approximately RMB2,904,000 (US$398,000), or 31%, primarily due to (i) the decrease in the average service price per student (for services related to the Open University of China) from RMB323 for the year ended December 31, 2023 to RMB186 for the year ended December 31, 2024, and (ii) partially offset by the increased number of students served from 29,227 for the year ended December 31, 2023 to 35,146 for the year ended December 31, 2024, mainly as a result of our stronger business relationships with adult education institutions and the increase in the enrollment scale. The reduction in the service price per student was mainly due to the enhanced competition and the increased number of graduating students we served, for whom we charged lower fees.

Revenue from providing services related to Self-taught Higher Education Examinations increased by approximately RMB4,605,000 (US$631,000), or 454%, primarily due to (i) the increased number of students served from 3,031 for the year ended December 31, 2023 to 16,361 for the year ended December 31, 2024, mainly as a result of our stronger business relationships with existing adult education institution customers, and (ii) an increase in the average service price per student (for services related to National Unified Examination for College Admissions for Adults) from RMB334 for the year ended December 31, 2023 to RMB343 for the year ended December 31, 2024.

Revenue from providing services related to online education decreased by approximately RMB35,000 (US$5,000), or 50%, primarily due to the decrease in the average service price per student (for services related to the Online education) from RMB1,033 for the year ended December 31, 2023 to RMB516 for the year ended December 31, 2024, primarily due to the increased number of graduating students we served, for whom we charged lower fees.

Costs and expenses

Our costs and expenses consist of direct cost of revenue, selling expenses, general and administrative expenses, and research and development expenses.

Direct Cost of revenue

The following table sets forth the breakdown of our direct cost of revenue for the years ended December 31, 2023 and 2024:

	For the year ended December 31,
	2023		2024			Increase / (Decrease)
Direct cost of revenue	RMB	%	RMB	US$	%	RMB	%
Cost of services	113,988	14%	4,957,395	679,160	87%	4,843,407	>100%
Employee benefit costs	649,654	80%	652,407	89,379	12%	2,753	—%
Others	48,862	6%	48,386	6,630	1%	(476)	(1)%
Total direct cost of revenue	812,504	100%	5,658,188	775,169	100%	4,845,684	>100%

Total direct cost of revenue increased by approximately RMB4,846,000 (US$664,000), or 596%, from approximately RMB813,000 for the year ended December 31, 2023 to approximately RMB5,658,000 (US$775,000) for the year ended December 31, 2024, primarily due to the increase in cost of services.

Cost of services increased by approximately RMB4,843,000 (US$664,000), or 4249%, from approximately RMB114,000 for the year ended December 31, 2023 to approximately RMB4,957,000 (US$679,000) for the year ended December 31, 2024, primarily due to additional pre-enrollment services in line with the increased number of students served. Specifically, for the year ended December 31, 2024, our PRC subsidiaries invested approximately RMB4,717,000 (US$646,000) in enhanced customer support during the prior-enrollment stage through both online platforms and offline promotional activities.

Employee benefit costs remained stable from approximately RMB650,000 for the year ended December 31, 2023 to approximately RMB652,000 (US$89,000) for the year ended December 31, 2024.

Other costs primarily represented short rental expenses related to exams, student card photo production fees, travelling expenses, business taxes and surcharges and others.

Selling expenses

	For the year ended December 31,
	2023		2024			Increase / (Decrease)
Selling expenses	RMB	%	RMB	US$	%	RMB	%
Employee benefits	312,190	69%	311,867	42,726	58%	(323)	—%
Entertainment expenses	53,169	12%	87,738	12,020	16%	34,569	65%
Depreciation	85,500	19%	126,383	17,314	24%	40,883	48%
Others	2,107	—%	8,642	1,184	2%	6,535	310%
Total selling expenses	452,966	100%	534,630	73,244	100%	81,664	18%

Selling expenses increased by approximately RMB82,000 (US$11,000), or 18%, to approximately RMB535,000 (US$73,000) for the year ended December 31, 2024, compared to approximately RMB453,000 for the year ended December 31, 2023. The increase in selling expenses was mainly due to increased entertainment expenses and depreciation for motor vehicles, such as Company-owned cars utilized for business purposes. The increased entertainment expenses were due to more frequent client engagement activities and events aimed at building relationships with potential clients and business partners.

General and administrative expenses

	For the year ended December 31,
	2023		2024			Increase / (Decrease)
General and administrative expenses	RMB	%	RMB	US$	%	RMB	%
Employee benefits	875,505	43%	1,369,412	187,609	25%	493,907	56%
Consulting expenses	685,173	34%	2,981,933	408,523	55%	2,296,760	335%
Annual listing fee	—	—	278,142	38,105	5%	278,142	NA
Property management expenses	18,617	1%	51,762	7,091	1%	33,145	178%
Rental expenses	251,780	12%	324,875	44,508	6%	73,095	29%
Depreciation	65,371	3%	34,727	4,758	1%	(30,644)	(47)%
Office expenses	42,302	2%	43,705	5,988	1%	1,403	3%
Travelling expenses	25,636	1%	25,044	3,431	—%	(592)	(2)%
Repairs and maintenance	1,288	—%	73,915	10,126	1%	72,627	>100%
Expected credit loss for
accounts receivable	—	—	102,200	14,002	2%	102,200	NA
Others	74,838	4%	168,708	23,112	3%	93,870	125%
Total general and administrative expenses	2,040,510	100%	5,454,423	747,253	100%	3,413,913	167%

Total General and administrative expenses increased by approximately RMB3,414,000 (US$468,000), or 167%, to approximately RMB5,454,000 (US$747,000) for the year ended December 31, 2024, from approximately RMB2,041,000 for the year ended December 31, 2023. As a percentage of revenue, general and administrative expenses were approximately 13% and 29% of our total revenue for the years ended December 31, 2023 and 2024, respectively. The increase in general and administrative expenses was primarily attributable to: (i) the increase in salary and employee benefits of our PRC subsidiaries’ management department resulting from the increase in salaries of existing staff and the recruitment of additional employees for our management department and new increased independent director compensation in 2024; (ii) the increase in consulting expenses resulting from the increase in expenses related to the celebration banquet for successfully listing our Ordinary Shares on the Nasdaq Capital Market and the legal and audit fees for corporate compliance legal service fees and annual audit fees for the year ended December 31, 2024; and (iii) increased annual fees incurred as a listed company.

Research and development expenses

	For the year ended December 31,
	2023		2024			Increase / (Decrease)
Research and development expenses	RMB	%	RMB	US$	%	RMB	%
Employee benefits	350,799	50%	535,461	73,358	75%	184,662	53%
Depreciation and amortization	37,405	5%	10,847	1,486	2%	(26,558)	(71)%
Office expenses	9,377	1%	21,841	2,992	3%	12,464	>100%
Property management expenses	4,137	1%	16,167	2,215	2%	12,030	>100%
Consulting expenses	235,696	34%	24,752	3,391	4%	(210,944)	(89)%
Rental expenses	53,020	8%	80,481	11,026	11%	27,461	52%
Others	5,381	1%	20,279	2,778	3%	14,898	>100%
Total research and development expenses	695,815	100%	709,828	97,246	100%	14,013	2%

Total research and development expenses increased by approximately RMB14,000 (US$2,000), or 2%, to approximately RMB710,000 (US$97,000) for the year ended December 31, 2024 from approximately RMB696,000 for the year ended December 31, 2023. The increase in research and development expenses was primarily due to: (i) the increase in salary and employee benefits of our PRC subsidiaries’ R&D department resulting from the addition of one employee to our R&D department and the increase in depreciation and amortization related to the new increased intangible assets; and (ii) partially offset by a decrease in consulting expenses approximately amounting RMB236,000 related to a safety production training project in 2023. As a percentage of revenue, research and development expenses were approximately 4% and 4% of our total revenue for the years ended December 31, 2023 and 2024, respectively. Our PRC subsidiaries will continue to invest in research and development to maintain their competitive edge against other market participators.

Other income (expenses)

Our other income (expenses) primarily represented interest income, interest expenses, rent subsidies, tax relief, net loss on disposal of property and equipment and foreign exchange gain/loss. Other expenses decreased by approximately RMB224,000 (US$31,000), or 49%, from approximately RMB456,000 for the year ended December 31, 2023 to approximately RMB233,000 (US$32,000) net expenses for the year ended December 31, 2024, primarily due to (i) a net loss of approximately RMB251,000 from the disposal of leasehold improvements for the year ended December 31, 2023, with no such activities recorded for the year ended December 31, 2024, and (ii) a government grant of RMB305,000 for HNTE and a foreign exchange loss of approximately RMB221,000 recorded for the year ended December 31, 2024, compared to no such amounts for the year ended December 31, 2023.

Income before income taxes

Income before income taxes was approximately RMB6,152,000 (US$843,000) for the year ended December 31, 2024, a decrease of approximately RMB4,961,000 (US$680,000) as compared to approximately RMB11,113,000 for the year ended December 31, 2023. The decrease was primarily attributable to the increased costs and expenses.

Provision for income taxes

Our provision for income taxes was approximately RMB546,000 (US$75,000) for the year ended December 31, 2024, a decrease of approximately RMB1,005,000 (US$138,000) from approximately RMB1,551,000 for the year ended December 31, 2023. The decreased income tax provision was mainly due to decreased taxable income in 2024 and reversal effect due to tax period difference amounted approximately RMB882,000 (US$121,000).

Under the EIT Law, domestic enterprises and Foreign Investment Enterprises are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays, and even tax exemption may be granted on a case-by-case basis. The EIT Law grants preferential tax treatment to HNTEs. Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. Kebiao Technology, one of our PRC subsidiaries, was approved as an HNTE on November 2, 2022. As a result, Kebiao Technology was entitled to a reduced income tax rate of 15% in 2023 and 2024.

According to the Announcement of the State Taxation Administration on the Implementation of Income Tax Preferential Policies to Support the Development of Small Low Profit Enterprises and Individual Businesses, 25% of the annual taxable income of small low profit enterprises that does not exceed RMB1 million will be included in the taxable income, and the enterprise income tax will be paid at the rate of 20%. Jiade Zhigao and Shenzhen Kebiao are eligible for the above preferential tax policies for small and micro enterprises in 2023 and 2024.

The impact of the tax holidays noted above decreased taxes by approximately RMB1,146,000 and RMB1,016,000 (US$139,000) for the years ended December 31, 2023 and 2024, respectively. The impact of the benefit of the tax holidays on net income per share (basic and diluted) was RMB0.05 and RMB0.04 for the years ended December 31, 2023 and 2024, respectively.

The following table reconciles the China statutory rates to our effective tax rate for the years ended December 31, 2023 and 2024:

	For the year ended December 31,
	2023	2024
Statutory rate in PRC	25.0%	25.0%
Effect of PRC preferential tax rate	(10.3)%	(11.9)%
R&D additional deduction	(0.8)%	(1.5)%
Reversal due to tax period difference	0.0%	(14.3)%
Changes in valuation allowance	0.0%	1.1%
Non-deductible expenses*	0.1%	10.5%
Effective tax rate	14.0%	8.9%
*	Non-deductible expenses mainly represent expenditures not deductible for PRC tax purpose.

Net income

Our net income was approximately RMB5,607,000 (US$768,000) for the year ended December 31, 2024, a decrease of approximately RMB3,955,000 (US$542,000) from approximately RMB9,562,000 for the year ended December 31, 2023. The decrease in net income was primarily due to the higher costs and operating expenses in 2024, as discussed above under cost and expenses sections.

Comparison of Results of Operations for the Years Ended December 31, 2023 and 2022

The following table sets forth a summary of our consolidated results of operations for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the years ended December 31,
	2022	2023	2023
	RMB	RMB	US$
Revenue – third parties	5,080,507	14,718,233	2,073,020
Revenue – related party	5,158,349	853,089	120,155
Revenue	10,238,856	15,571,322	2,193,175
COSTS AND EXPENSES
Direct cost of revenue	1,399,725	812,504	114,439
Selling expenses	329,401	452,966	63,799
General and administrative expenses	2,080,917	2,040,510	287,400
Research and development expenses	378,502	695,815	98,003
Total costs and expenses	4,188,545	4,001,795	563,641
INCOME FROM OPERATIONS	6,050,311	11,569,527	1,629,534
OTHER INCOME (EXPENSES)
Interest income	101	2,286	322
Interest expense	(11,725)	(65,315)	(9,199)
Other income, net	208,926	(393,278)	(55,392)
Total other income (expenses), net	197,302	(456,307)	(64,269)
INCOME BEFORE INCOME TAXES	6,247,613	11,113,220	1,565,265
INCOME TAXES PROVISION	887,382	1,551,288	218,494
NET INCOME	5,360,231	9,561,932	1,346,771

Revenue

	For the years ended December 31,
	2022		2023			Increase / (Decrease)
Revenue	RMB	%	RMB	US$	%	RMB	%
Third parties	5,080,507	50%	14,718,233	2,073,020	95%	9,637,726	190%
Related party	5,158,349	50%	853,089	120,155	5%	(4,305,260)	(83)%
Total revenue	10,238,856	100%	15,571,322	2,193,175	100%	5,332,466	52%

Our PRC subsidiaries generate revenue from providing adult education supporting services. Our PRC subsidiaries enter into service contracts with adult education institutions to provide education supporting services through (i) software platform solutions, which facilitate streamlined information and data management throughout the teaching cycle of adult education services, from pre-enrollment to post- graduation, and (ii) auxiliary solutions to students designated by adult education institutions, which encompass teaching support services throughout the entire teaching cycle and related exam administration services. Total revenue increased by approximately RMB5,332,000 (US$751,000), or 52%, to approximately RMB15,571,000 (US$2,193,000) for the year ended December 31, 2023 from approximately RMB10,239,000 for the year ended December 31, 2022. The significant increase in revenue was mainly attributable to: (i) the increased revenue generated from third parties that amounted to approximately RMB9,638,000 (US$1,357,000), due to the growing scale of adult education institutions served by our PRC subsidiaries (for the year ended December 31, 2023, our PRC subsidiaries served 12 adult education institutions with an aggregate of 49,496 students, compared to 16 adult education institutions with approximately 28,122 students for the year ended December 31, 2022); (ii) partially offset by decreased revenue generated from a related party that amounted to approximately RMB4,305,000 (US$606,000), as the related party became to a third party from February 20, 2023,while the overall revenue generated from the former related party, Chengdu Jinjiang New Vision Training School, increased by approximately RMB1,069,000 (US$151,000) for the year ended December 31, 2023 compared to the year ended December 31, 2022; and (iii) partially offset by a decrease in the average service price per student from RMB364 for the year ended December 31, 2022 to RMB315 for the year ended December 31, 2023, primarily due to discounts provided by our PRC subsidiaries to certain customer in 2023.

The following table sets forth the breakdown of our net revenue for the periods presented:

	For the year ended December 31,
	2022		2023			Increase / (Decrease)
Revenue	RMB	%	RMB	US$	%	RMB	%
National Unified
Examination for College
Admissions for Adults	3,841,060	38%	5,047,693	710,954	32%	1,206,633	31%
Open University of China	4,755,087	46%	9,440,569	1,329,676	61%	4,685,482	99%
Self-taught Higher
Education Examinations	1,001,837	10%	1,013,868	142,800	7%	12,031	1%
Online education	640,872	6%	69,192	9,745	—%	(571,680)	(89)%
Total revenue	10,238,856	100%	15,571,322	2,193,175	100%	5,332,466	52%

Revenue from providing services related to National Unified Examination for College Admissions increased by approximately RMB1,207,000 (US$170,000), or 31%, primarily due to (i) the increased number of students served from 11,509 for the year ended December 31, 2022 to 17,171 for the year ended December 31, 2023, mainly as a result of our stronger business relationships with existing adult education institution customers, and (ii) partially offset by a decrease in the average service price per student (for services related to National Unified Examination for College Admissions for Adults) from RMB334 for the year ended December 31, 2022 to RMB294 for the year ended December 31, 2023, primarily due to the enhanced competition and the discounts granted by the PRC subsidiaries to certain customer and the termination of services with one high-margin customer.

Revenue from providing services related to the Open University of China increased by approximately RMB4,685,000 (US$660,000), or 99%, primarily due to (i) the increased number of students served from 13,287 for the year ended December 31, 2022 to 29,227 for the year ended December 31, 2023, mainly as a result of our stronger business relationships with adult education institutions and the increase in the enrollment scale, and (ii) partially offset by the decrease in the average service price per student (for services related to the Open University of China) from RMB358 for the year ended December 31, 2022 to RMB323 for the year ended December 31, 2023. The reduction in the service price per student was mainly due to the enhanced competition and the discounts granted by the PRC subsidiaries to certain customer and the termination of services with one customer who requires training services for its students, which we were able to charge higher fees.

Revenue from providing services related to Self-taught Higher Education Examinations remained stable for the year ended December 31, 2023 compared to the same period in 2022.

Revenue from providing services related to online education decreased by approximately RMB572,000 (US$81,000), or 89%, primarily due to the decreased number of students served from 640 for the year ended December 31, 2022 to 67 for the year ended December 31, 2023, mainly because during the year ended December 31, 2023, certain PRC universities suspended the provision of online education extracurricular learning centers, as a result of which our PRC subsidiaries suspended the services for the online education for them.

Costs and expenses

Our costs and expenses consist of direct cost of revenue, selling expenses, general and administrative expenses, and research and development expenses.

Direct Cost of revenue

The following table sets forth the breakdown of our direct cost of revenue for the years ended December 31, 2022 and 2023:

	For the year ended December 31,
	2022		2023			Increase / (Decrease)
Direct cost of revenue	RMB	%	RMB	US$	%	RMB	%
Cost of services	755,856	54%	113,988	16,055	14%	(641,868)	(85)%
Employee benefit costs	585,196	42%	649,654	91,502	80%	64,458	11%
Others	58,673	4%	48,862	6,882	6%	(9,811)	(17)%
Total direct cost of revenue	1,399,725	100%	812,504	114,439	100%	(587,221)	(42)%

Direct cost of revenue decreased by approximately RMB587,000 (US$83,000), or 42%, from approximately RMB1,400,000 for the year ended December 31, 2022 to approximately RMB813,000 (US$114,000) for the year ended December 31, 2023, primarily due to fewer customized services, such as training services purchased by our PRC subsidiaries in 2023.

Cost of services decreased by approximately RMB642,000 (US$90,000), or 85%, from approximately RMB756,000 for the year ended December 31, 2022 to approximately RMB114,000 (US$16,000) for the year ended December 31, 2023, primarily due to fewer examination costs and fewer training services purchased by our PRC subsidiaries to meet their students’ specific requirements, such as in-person courses.

Employee benefit costs increased by approximately RMB64,000 (US$9,000), or 11%, from approximately RMB585,000 for the year ended December 31, 2022 to approximately RMB650,000 (US$92,000) for the year ended December 31, 2023, primarily because our PRC subsidiaries increased the staff salaries and the addition of one employee to our services department.

Other costs primarily represented short rental expenses related to exams, student card photo production fees, travelling expenses, business taxes and surcharges and others.

Selling expenses

	For the year ended December 31,
	2022		2023			Increase / (Decrease)
Selling expenses	RMB	%	RMB	US$	%	RMB	%
Employee benefits	170,157	52%	312,190	43,971	69%	142,032	83%
Entertainment expenses	67,222	20%	53,169	7,489	12%	(14,053)	(21)%
Travelling expenses	22,289	7%	—	—	—	(22,289)	(100)%
Depreciation	64,125	19%	85,500	12,042	19%	21,375	33%
Others	5,608	2%	2,107	297	—%	(3,500)	(62)%
Total selling expenses	329,401	100%	452,966	63,799	100%	123,565	38%

Selling expenses increased by approximately RMB124,000 (US$17,000), or 38%, to approximately RMB453,000 (US$64,000) for the year ended December 31, 2023, compared to approximately RMB329,000 for the year ended December 31, 2022. The increase in selling expenses was mainly due to increased employee benefits and increased depreciation for motor vehicles, such as Company-owned cars utilized for business purposes, partially offset by the decrease in entertainment and travelling expenses. The increased employee benefits were mainly due to the addition of two employees to our marketing team. The decreased entertainment expenses were due to the Company’s implementation of cost control measures and operational expenses management.

General and administrative expenses

	For the year ended December 31,
	2022		2023			Increase / (Decrease)
General and administrative expenses	RMB	%	RMB	US$	%	RMB	%
Employee benefits	687,486	33%	875,505	123,312	43%	188,019	27%
Consulting expenses	482,036	23%	685,173	96,505	34%	203,137	42%
Property management expenses	110,960	5%	18,617	2,622	1%	(92,343)	(83)%
Rental expenses	349,070	17%	251,780	35,462	12%	(97,290)	(28)%
Depreciation	182,389	9%	65,371	9,207	3%	(117,018)	(64)%
Office expenses	72,919	4%	42,302	5,958	2%	(30,617)	(42)%
Travelling expenses	40,283	2%	25,636	3,611	1%	(14,647)	(36)%
Repairs and maintenance	86,977	4%	1,288	181	—%	(85,689)	(99)%
Others	68,797	3%	74,838	10,542	4%	6,041	9%
Total general and administrative expenses	2,080,917	100%	2,040,510	287,400	100%	(40,407)	(2)%

General and administrative expenses slightly decreased by approximately RMB40,000 (US$6,000), or 2%, to approximately RMB2,041,000 (US$287,000) for the year ended December 31, 2023 from approximately RMB2,081,000 for the year ended December 31, 2022. As a percentage of revenue, general and administrative expenses was approximately 20% and 13% of our total revenue for the years ended December 31, 2022 and 2023, respectively. The slight decrease in general and administrative expenses was primarily attributable to: (i) the increase in salary and employee benefits of our PRC subsidiaries’ management department resulting from the increase in salaries of existing staff and the recruitment of additional employees for our management department, and the increase in consulting expenses resulting from increased financial consulting services, and (ii) partially offset by the decrease in rental expenses, depreciation, and property management expenses resulting from early termination of a property lease, the decrease in office and travelling expenses resulting from the Company’s implementation of cost control measures and operational expenses management, and the decrease in repairs and maintenance expenses resulting from reduced maintenance frequency.

Research and development expenses

	For the year ended December 31,
	2022		2023			Increase / (Decrease)
Research and development expenses	RMB	%	RMB	US$	%	RMB	%
Employee benefits	258,366	68%	350,799	49,409	50%	92,433	36%
Depreciation	27,281	7%	37,405	5,268	5%	10,124	37%
Office expenses	16,007	4%	9,377	1,321	1%	(6,630)	(41)%
Property management expenses	24,357	6%	4,137	583	1%	(20,220)	(83)%
Consulting expenses	—	—	235,696	33,197	34%	235,696	NA
Rental expenses	25,325	7%	53,020	7,468	8%	27,695	109%
Others	27,166	8%	5,381	757	1%	(21,785)	(80)%
Total research and development expenses	378,502	100%	695,815	98,003	100%	317,313	84%

Research and development expenses increased by approximately RMB317,000 (US$45,000), or 84%, to approximately RMB696,000 (US$98,000) for the year ended December 31, 2023 from approximately RMB379,000 for the year ended December 31, 2022. The increase in research and development expenses was primarily due to the increase in salary and employee benefits of our PRC subsidiaries’ R&D department resulting from the addition of one employee to our R&D department and the increase in consulting expenses of approximately RMB236,000 related to a safety production training project in 2023. As a percentage of revenue, research and development expenses was approximately 4% and 4% of our total revenue for the year ended December 31, 2022 and 2023, respectively. Our PRC subsidiaries will continue to invest in research and development to maintain their competitive edge against other market participators.

Other income (expenses)

Our other income (expenses) primarily represented interest income, interest expenses, rent subsidy, tax relief, and net loss on disposal of property and equipment. Other income decreased significantly by approximately RMB654,000 (US$92,000), or 331%, from approximately RMB197,000 net income for the year ended December 31, 2022 to approximately RMB456,000 (US$64,000) net expenses for the year ended December 31, 2023, primarily because (i) a rent subsidy was provided by the lessor as a result of the COVID-19 pandemic in 2022 and such subsidy was not provided in 2023; (ii) the increase in interest expenses of approximately RMB53,000 (US$7,000) from approximately RMB12,000 for the year ended December 31, 2022 to RMB65,000 (US$9,000) for the year ended December 31,2023; and (iii) the net loss on disposal of property and equipment amounted to approximately RMB251,000 (US$35,000) resulting from the disposal of leasehold improvement in 2023.

Income before income taxes

Income before income taxes was approximately RMB11,113,000 (US$1,565,000) for the year ended December 31, 2023, an increase of approximately RMB4,865,000 (US$685,000) as compared to approximately RMB6,248,000 for the year ended December 31, 2022. The increase was primarily attributable to the increased revenue.

Provision for income taxes

Our provision for income taxes was approximately RMB1,551,000 (US$218,000) for the year ended December 31, 2023, an increase of RMB664,000 (US$94,000) from RMB887,000 for the year ended December 31, 2022. The increased income tax provision was mainly due to increased taxable income in 2023.

Under the EIT Law, domestic enterprises and Foreign Investment Enterprises (“FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays, and even tax exemption may be granted on a case-by-case basis. The EIT Law grants preferential tax treatment to HNTEs. Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. Kebiao Technology, one of our PRC subsidiaries, was approved as an HNTE on November 2, 2022. As a result, Kebiao Technology was entitled to a reduced income tax rate of 15% in 2022 and 2023.

According to the Announcement of the State Taxation Administration on the Implementation of Income Tax Preferential Policies to Support the Development of Small Low Profit Enterprises and Individual Businesses, 25% of the annual taxable income of small low profit enterprises that does not exceed RMB1 million will be included in the taxable income, and the enterprise income tax will be paid at the rate of 20%. Jiade Zhigao is eligible for the above preferential tax policies for small and micro enterprises in 2023.

The impact of the tax holidays noted above decreased taxes by approximately RMB625,000 and RMB1,146,000 (US$161,000) for the years ended December 31, 2022 and 2023, respectively. The impact of the benefit of the tax holidays on net income per share (basic and diluted) was RMB0.03 and RMB0.05 for the years ended December 31, 2022 and 2023, respectively.

The following table reconciles the China statutory rates to our effective tax rate for the years ended December 31, 2022 and 2023:

	For the year ended December 31,
	2022	2023
Statutory rate in PRC	25.0%	25.0%
Effect of PRC preferential tax rate	(10.0)%	(10.3)%
R&D additional deduction	(0.9)%	(0.8)%
Non-deductible expenses*	0.1%	0.1%
Effective tax rate	14.2%	14.0%
*	Non-deductible expenses mainly represent expenditures not deductible for PRC tax purpose.

Net income

Our net income was approximately RMB9,562,000 (US$1,347,000) for the year ended December 31, 2023, an increase of approximately RMB4,202,000 (US$592,000) from approximately RMB5,360,000 for the year ended December 31, 2022. The increase in net income was primarily due to the higher revenue in 2023, as discussed above under revenue sections.

B. Liquidity and Capital Resources

The following table sets forth our current assets and current liabilities as of the dates indicated:

	December 31,	December 31,	December 31,
	2023	2024	2024
	RMB	RMB	US$
CURRENT ASSETS:
Cash and cash equivalent	7,081,937	3,918,146	536,784
Accounts receivable, net	7,819,344	10,564,030	1,447,266
Deferred IPO costs	7,869,926	—	—
Prepayment and other current assets	34,151	12,104,106	1,658,256
Due from related parties	8,000	4,439,705	608,237
TOTAL CURRENT ASSETS	22,813,358	31,025,987	4,250,543
CURRENT LIABILITIES:
Bank loan	3,000,000	4,000,000	547,998
Accounts payable	1,553	—	—
Payroll payables	676,618	1,045,829	143,278
Other payables	591,562	1,352,992	185,360
Deferred revenue	58,293	620,000	84,940
Operating lease liabilities – current	152,539	496,601	68,034
Due to related party	—	275,100	37,689
Taxes payable	2,929,371	1,973,260	270,336
TOTAL CURRENT LIABILITIES	7,409,936	9,763,782	1,337,635
WORKING CAPITAL	15,403,422	21,262,205	2,912,908

Accounts receivable

Our accounts receivable represent receivables from adult education institutions of comprehensive education supporting services. Billings to the customers are made generally on an annual basis over the contract term. Our accounts receivable balance increased by approximately RMB2,745,000 (US$376,000) from approximately RMB7,819,000 as of December 31, 2023, to approximately RMB10,564,000 (US$1,447,000) as of December 31, 2024. These increases were mainly due to increased education supporting services rendered.

Prepayment and other current assets

Prepayment and other current assets consist of deposits, prepaid expenses and others. Our prepayment and other current assets increased by approximately RMB12,070,000 (US$1,654,000) from approximately RMB34,000 as of December 31, 2023, to approximately RMB12,104,000 (US$1,658,000), mainly due to the increase in prepaid expenses and an escrow deposit that amounted to approximately RMB3,285,000 (US$450,000), which escrow deposit is required to be held in the escrow trust account for a period of 18 months from the closing date of our IPO.

Loans

As of December 31, 2023 and 2024, we had total loans of approximately RMB3,000,000 and RMB4,000,000 (US$548,000), respectively. The following table sets forth the breakdown of our loans as of the dates indicated:

	December 31,	December 31,	December 31,
	2023	2024	2024
	RMB	RMB	US$
Bank loan	3,000,000	4,000,000	547,998

Bank loan outstanding as of December 31, 2023, carried a fixed interest rate of 3.45% per annum, and was denominated in RMB with a term of August 30, 2023 to August 29, 2024.

Bank loan outstanding as of December 31, 2024, carried a fixed interest rate of 3.35% per annum, and was denominated in RMB with a term of August 30, 2024 to August 30, 2025.

Lease Liabilities

We recognized total lease liabilities of approximately RMB153,000 and RMB768,000 (US$105,000) as of December 31, 2023 and 2024, respectively. As compared with the balance as of December 31, 2023, our lease liabilities as of December 31, 2024 increased by approximately RMB615,000 (US$84,000) as our PRC subsidiaries signed a new lease agreement in 2024.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2023:

	Payment due by Period
		Less than			More than
	Total	1 Year	1 – 3 Years	3 – 5 Years	5 Years
	RMB	RMB	RMB	RMB	RMB
Bank loans	3,000,000	3,000,000	—	—	—
Lease liabilities	163,200	163,200	—	—	—
Deferred revenue	58,293	58,293	—	—	—
Total	3,221,493	3,221,493	—	—	—

The following table sets forth our contractual obligations as of December 31, 2024:

	Payment due by Period
		Less than			More than
	Total	1 Year	1 – 3 Years	3 – 5 Years	5 Years
	RMB	RMB	RMB	RMB	RMB
Bank loans	4,000,000	4,000,000	—	—	—
Lease liabilities	822,468	548,312	274,156	—	—
Deferred revenue	620,000	620,000	—	—	—
Total	5,442,468	5,168,312	274,156	—	—

Apart from what is shown above, we did not have any significant capital commitments or long-term obligations or guarantees as of December 31, 2023 and 2024.

Capital Expenditures

Our capital expenditures consist primarily of the purchase of fixed assets, intangible assets, and acquisition as a result of our business growth. Our capital expenditures amounted to approximately RMB1,789,000 and RMB47,706,000 (US$6,536,000) for the years ended December 31, 2023 and 2024, respectively.

We have historically funded our working capital needs primarily from cash generated from our operations, bank loans, advance payments from shareholders, and IPO proceeds. Our working capital requirements are affected by the efficiency of our operations, the numerical volume and dollar value of our revenue contracts, the progress or execution on our customer contracts, and the timing of accounts receivable collections. Our management believes that current levels of cash and cash flows from operations will be sufficient to meet our anticipated cash needs for at least the next 12 months from the date of this Annual Report. However, we may need additional cash resources in the future if we experience changed business conditions or other developments, and may also need additional cash resources in the future if we wish to pursue opportunities for acquisitions, strategic partnerships, or other similar initiatives. If it is determined that the cash requirements exceed our amounts of cash on-hand, we may seek to issue debt or equity securities or obtain a credit facility.

Cash flows for the years ended December 31, 2022, 2023, and 2024

	For the years ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Net cash provided by / (used in) operating activities	495,400	10,377,330	(5,050,926)	(691,974)
Net cash used in investing activities	(548,654)	(1,788,513)	(47,705,710)	(6,535,656)
Net cash (used in) / provided by financing activities	2,650,884	(4,110,900)	49,367,234	6,763,284
Effect of foreign exchange rate on cash and cash equivalent	—	—	225,611	30,909
Net increase / (decrease) in cash and cash equivalent	2,597,630	4,477,917	(3,163,791)	(433,437)
Total cash and cash equivalent, beginning of year	6,390	2,604,020	7,081,937	970,221
Total cash and cash equivalent, end of year	2,604,020	7,081,937	3,918,146	536,784

Operating activities

Year ended December 31, 2024 vs. year ended December 31, 2023

Net cash used in operating activities was approximately RMB5,051,000 (US$692,000) for the year ended December 31, 2024, compared to approximately RMB10,377,000 provided by operating activities for the year ended December 31, 2023. The change was primarily attributable to the following:

(i)	net income decreased by approximately RMB3,955,000 (US$542,000) for the year ended December 31, 2024, as compared to the year ended December 31, 2023;

(ii)	accounts receivable increased by approximately RMB2,847,000 (US$390,000) for the year ended December 31, 2024, compared to an increase of approximately RMB1,422,000 for the year ended December 31, 2023, mainly due to the increased revenue for the year ended December 31, 2024;
(iii)	other assets increased by approximately RMB8,764,000 (US$1,201,000) for the year ended December 31, 2024, compared to a decrease of approximately RMB374,000 for the year ended December 31, 2023;
(iv)	accounts and other payables increased by approximately RMB288,000 (US$39,000) for the year ended December 31, 2024, compared to a decrease of approximately RMB252,000 for the year ended December 31, 2023;
(v)	payroll payables increased by approximately RMB369,000 (US$51,000) for the year ended December 31, 2024, compared to an increase of approximately RMB124,000 for the year ended December 31, 2023;
(vi)	deferred revenue increased by approximately RMB562,000 (US$77,000) for the year ended December 31, 2024, compared to an increase of approximately RMB41,000 for the year ended December 31, 2023;
(vii)	changes in lease liabilities — operating lease decreased by approximately RMB357,000 (US$49,000) for the year ended December 31, 2024, compared to a decrease of approximately RMB311,000 for the year ended December 31, 2023; and
(viii)	tax payable decreased by approximately RMB956,000 (US$131,000) for the year ended December 31, 2024, compared to an increase of approximately RMB1,570,000 for the year ended December 31, 2023.

Year ended December 31, 2023 vs. year ended December 31, 2022

Net cash provided by operating activities was approximately RMB10,377,000 for the year ended December 31, 2023, compared to approximately RMB495,000 for the year ended December 31, 2022. The change was primarily attributable to the following:

(i)	net income increased by approximately RMB4,202,000 for the year ended December 31, 2023 as compared to the year ended December 31, 2022;
(ii)	accounts receivable increased by approximately RMB1,422,000 for the year ended December 31, 2023, compared to an increase of approximately RMB6,268,000 for the year ended December 31, 2022, mainly due to the collection of accounts receivable as of December 31, 2022;
(iii)	other assets decreased by approximately RMB374,000 for the year ended December 31, 2023, compared to an increase of approximately RMB5,000 for the year ended December 31, 2022;
(iv)	accounts and other payables decreased by approximately RMB252,000 for the year ended December 31, 2023, compared to a decrease of approximately RMB501,000 for the year ended December 31, 2022;
(v)	payroll payables increased by approximately RMB124,000 for the year ended December 31, 2023, compared to an increase of approximately RMB310,000 for the year ended December 31, 2022;
(vi)	deferred revenue increased by approximately RMB41,000 for the year ended December 31, 2023, compared to a decrease of approximately RMB176,000 for the year ended December 31, 2022;
(vii)	changes in lease liabilities — operating lease decreased by approximately RMB311,000 for the year ended December 31, 2023, compared to a decrease of approximately RMB56,000 for the year ended December 31, 2022; and
(viii)	tax payable increased by approximately RMB1,570,000 for the year ended December 31, 2023, compared to an increase of approximately RMB1,340,000 for the year ended December 31, 2022.

Investing activities

Years ended December 31, 2024, 2023, and 2022

Net cash used in investing activities was approximately RMB47,706,000 (US$6,536,000) for the year ended December 31, 2024, compared to approximately RMB1,789,000 of cash used in investing activities for the year ended December 31, 2023 and approximately RMB549,000 of cash used in investing activities for the year ended December 31, 2022.

During the year ended December 31, 2024, we spent approximately RMB593,000 (US$81,000), approximately RMB15,113,000 (US$2,071,000), and approximately RMB32,000,000 (US$4,384,000) on the purchase of fixed assets, intangible assts, and acquisition, respectively.

During the year ended December 31, 2023, we spent approximately RMB6,000 (US$892) and RMB1,782,000 (US$251,000) on the purchase of fixed assets and intangible assets, respectively.

During the year ended December 31, 2022, we spent approximately RMB489,000 and RMB60,000 on the purchase of fixed assets and intangible assets, respectively.

Financing activities

Years ended December 31, 2024, 2023, and 2022

Net cash provided by financing activities was approximately RMB49,367,000 (US$6,763,000) for the year ended December 31, 2024, compared to approximately RMB4,111,000 of cash used in financial activities for the year ended December 31, 2023 and approximately RMB2,651,000 of cash provided by financing activities for the year ended December 31, 2022.

During the year ended December 31, 2024, net cash provided by financing activities included (i) approximately RMB4,000,000 (US$548,000) in proceeds from loans, (ii) approximately RMB3,000,000 (US$411,000) in repayment of loans, (iii) approximately RMB54,482,000 (US$7,464,000) in proceeds from issuance of ordinary shares upon the completion of our IPO and approximately RMB8,691,000 (US$1,191,000) in proceeds from issuance of ordinary shares upon exercise of the underwriters’ over-allotment option, (iv) approximately RMB10,648,000 (US$1,459,000) in deferred costs related to the initial public offering, and (v) approximately RMB4,157,000 (US$569,000) in net repayment from related parties.

During the year ended December 31, 2023, net cash used in financing activities included (i) approximately RMB3,000,000 in proceeds from loans, (ii) approximately RMB596,000 in repayment of loans, (iii) approximately RMB752,000 in proceeds from capital contribution by shareholders, approximately RMB6,648,000 in deferred costs related to the proposed initial public offering, and (v) approximately RMB619,000 in net repayment from related parties.

During the year ended December 31, 2022, net cash generated from financing activities included (i) approximately RMB650,000 in proceeds from loans, (ii) approximately RMB54,000 in repayment of loans, (iii) approximately RMB2,000,000 in proceeds from capital contribution by shareholders, (iv) RMB750,000 in deferred costs related to the proposed initial public offering, and (v) approximately RMB805,000 in net proceeds from related parties.

Off-Balance Sheet Arrangements

As of the date of this Annual Report, we have not entered into any off-balance sheet financial guarantees or other off-balance sheet commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity, or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk, or credit support to us or engages in leasing, hedging, or product development services with us.

C. Research and Development, Patent and Licenses, etc.

Please refer to “Item 4. Information on the Company – B. Business Overview—Intellectual Property.”

D. Trend Information.

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition or results of operations.

E. Critical Accounting Policies and Management Estimates.

We prepare our consolidated financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates, and assumptions that affect our reported amount of assets, liabilities, revenue, costs and expenses, and any related disclosures. Although there were no material changes made to the accounting estimates and assumptions in the past two years, we continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience, and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates.

We believe that the estimates required to be made by management include, but are not limited to, useful lives of property and equipment and intangible assets, the incremental borrowing rate used in operating lease right-of-use assets and lease liabilities, the valuation of accounts receivable, the recoverability of long-lived assets, contingencies and realization of deferred tax assets. We consider an accounting estimate critical if: (i) it requires us to make assumptions because the information was not available at the time or it includes matters highly uncertain at the time we were making our estimate and (ii) changes in the estimate could have a material impact on our financial condition or results of operations. We determined there were no critical accounting estimates.

Recently Issued Accounting Pronouncements

A list of recent relevant accounting pronouncements is included in Note 2 “Summary of Significant Accounting Policies” of our Consolidated Financial Statements.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this Annual Report.

Name	Age	Position(s)
Yuan Li	34	Co-Chief Executive Officer, Director, and Chairman of the Board of Directors
Xiaohui Li	37	Co-Chief Executive Officer, Director
Li Tan	34	Chief Financial Officer
Xiang Lan	38	Chief Operating Officer
Hangyu Dai	35	Chief Technology Officer
Shuang Qiu	34	Independent Director
Shaoping Lu	63	Independent Director
Shang Wu	32	Independent Director

Mr. Yuan Li has served as our Chairman of the Board of Directors and Chief Executive Officer since June 2023, and our director since February 2023. As the founder of Kebiao Technology, Mr. Li has served as the chief executive officer of the company since its incorporation in April 2020, responsible for the management of day-to-day operations and high-level strategizing and business planning. Mr. Li has over 10 years of experience in business management. From November 2017 to March 2019, Mr. Li served as a general manager at Charming Education, an adult education company that specialized in self-study exams, adult higher education, and the Open University of China. From July 2014 to September 2017, Mr. Li served as a general manager at Sichuan Gengu Education Investment Co., Ltd., responsible for the company’s daily operations, formulating long-term strategic plans, and setting operational goals for its continued growth. Mr. Li received his associate degree in Chinese Language and Literature from Sichuan Normal University in 2017.

Mr. Xiaohui Li has served as our Co-Chief Executive Officer and Director since January 2025. Mr. Xiaohui Li is an experienced executive in the securities and capital management sectors. Since October 2024, Mr. Xiaohui Li has served as the co-chief executive officer of Zhiyi Eastern Securities Co., Ltd., where he contributes to corporate strategic planning, supports partners in daily securities operations, and oversees the investment and post-investment management for major projects. Since April 2014, Mr. Xiaohui Li has served as the chief executive officer of Shenzhen Hongying Capital Management Co., Ltd., where he was responsible for establishing corporate governance frameworks, managing fund operations and risks, and assisting partners with project investment and post-investment activities. Mr. Xiaohui Li received his bachelor’s degree in Marketing Management from Quanzhou Vocational and Technical University in 2009 and completed an executive development program in capital management at Peking University in 2016.

Ms. Li Tan has served as our Chief Financial Officer since June 2023, and she is responsible for our overall financial management, including financial planning, accounting, and tax compliance. Ms. Tan has over five years of experience in accounting and financial management. Since October 2019, Ms. Tan has served as the financial director of Kebiao Technology, where she is responsible for supervising the company’s financial compliance, conducting thorough reviews, and overseeing the preparation of financial statements and reports. From August 2018 to August 2019, Ms. Tan served as a management accountant at Sichuan Juma Enterprise Management Co., Ltd., responsible for the company’s financial compliance and auditing. From February 2017 to June 2018, Ms. Tan served as an accountant at Yimikang Technology Group Co., Ltd., responsible for the overall financial management of one of its subsidiaries. Ms. Tan received her bachelor’s degree in Information Management and Information Systems from China West Normal University in 2014.

Mr. Xiang Lan has served as our Chief Operating Officer since June 2023. Mr. Lan has over 13 years of experience in marketing and human resources management. Since May 2020, Mr. Lan has served as the marketing manager at Kebiao Technology, responsible for the company’s market development and operations. Prior to joining us, Mr. Lan served as the manager of the microfinance marketing department at Chengdu Chongzhou Heli Technology Microfinance Co., Ltd. from July 2012 to April 2022, where he was responsible for market expansion and departmental management of the company’s microloan business. From July 2009 to July 2011, Mr. Lan served as a senior recruiting specialist of the human resources management department at UTAC Chengdu Ltd (SMIC-Chengdu), responsible for recruiting engineers and operators. Mr. Lan received his bachelor’s degree in English from Chengdu Institute Sichuan International Studies University in 2009.

Mr. Hangyu Dai has served as our Chief Technology Officer since June 2023, primarily responsible for the Company’s product development. From February 2019 to May 2023, Mr. Dai served as the technology director at Chengdu Lingyang Technology Co., Ltd, responsible for product development and project management. From March 2015 to December 2018, Mr. Dai served as the deputy general manager of Sichuan Yunbaite Technology Co., Ltd., responsible for the company’s marketing and technical departments. From June 2013 to December 2014, Mr. Dai served as a product manager at Chengdu Jinwang Technology Co., Ltd., where he was in charge of market communication and project planning. Mr. Dai received his bachelor’s degree in Computer Science and Technology from Sichuan Normal University in 2017.

Mr. Shuang Qiu has served as our independent director since May 2024. Mr. Qiu has extensive experience in investment and management. Since June 2017, Mr. Qiu has served as a general manager at Huachuang Acceleration Technology Chengdu LLC, responsible for overseeing the company’s overall operations, including setting and implementing strategies plans, supervising staff, and maintaining relationships with customers. From March 2016 to June 2017, Mr. Qiu served as a vice president at Kenya East Africa Tongsheng Investment Co., Ltd., responsible for the company’s business development. Mr. Qiu has also served as a director of Sichuan Xinsanhao Education Technology LLC since December 2019. He received his bachelor’s degree in Economics and East Asian Studies from University of California, Davis in 2014, and his master’s degree in Technology, Innovation, and Entrepreneurship from Tel-Aviv University in 2018. Mr. Qiu is well qualified to serve as our independent director due to his expertise in corporate governance and insights into the education industry.

Dr. Shaoping Lu has served as our independent director since May 2024. With decades of experience in investment analysis, asset management, and project finance, Dr. Lu has assisted many Chinese companies with their U.S. listings. Since March 2002, Dr. Lu has served as the chairman of the board of directors and the chief executive officer of China Hi-Tech Fund LLC, a company that provides investment banking services, financial services, and direct investment to small- to mid-sized Chinese companies. Dr. Lu has assisted companies in securing funding in excess of RMB21 billion (US$3 billion) for a variety of projects at China Hi- tech. Since August 2019, Dr. Lu has also served as a director at Enesoon New Energy Group Ltd., where he is responsible for overseeing the general management and financial matters of the company. From August 1997 to March 2022, Dr. Lu founded and served as the president of Wanda International, Inc., a company dedicated to promoting cultural exchange and economic cooperation between China and the United States, where he was responsible for the management of the company’s day-to-day operations and business planning. From 1991 to 1993, Dr. Lu served a professor in Mathematics in West Virginia University. Dr. Lu received a bachelor’s degree in Mathematics from Central China Normal University in 1982, and a master’s degree in Applied Mathematics from the Institute of Applied Mathematics of Chinese Academy of Sciences in 1986, and a Ph.D. degree in Applied Mathematics from the City University of New York in 1990. Dr. Lu’s expertise in investment analysis, asset management, and project finance, as well as his academic background, make him a valuable addition to our board of directors.

Mr. Shang Wu has served as our independent director since February 2025. Mr. Wu has extensive experience in cultural education, business activities, and corporate management. Since 2018, Mr. Wu has served as the executive director of the Italian I.C.E. International Exchange Promotion Association, where he leads strategic initiatives to enhance industrial cooperation between China and Italy. Since 2020, Mr. Wu has also served as the General Manager at Chengdu Muyan Cultural Development Co., Ltd., overseeing the company’s overall operations and leading commercial transformation projects focused on urban renewal and art-related business developments. Mr. Wu received his bachelor’s degree in Decoration Arts from the Florence Academy of Fine Arts in 2016 and a master’s degree in Art History from the University of Florence in 2019.

Family Relationships

None of our directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

B.	Compensation

For the fiscal year ended December 31, 2024, we paid an aggregate of RMB787,000 (US$108,000) as compensation to our executive officers and directors. None of our non-employee directors have any service contracts with us that provide for benefits upon termination of employment. We have not set aside or accrued any amount to provide pension, retirement, or other similar benefits to our directors and executive officers. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, and other statutory benefits and a housing provident fund.

C.	Board Practices

Board of Directors

Our board of directors consists of five directors, three of whom are “independent” within the meaning of the corporate governance standards of the Nasdaq listing rules and meet the criteria for independence set forth in Rule 10A-3 of the Exchange Act.

Duties of Directors

Under Cayman Islands law, all of our directors owe fiduciary duties to Jiade Cayman. The Cayman Companies Act imposes a number of statutory duties on a director. A Cayman Islands director’s fiduciary duties are not codified, however, the courts of the Cayman Islands have held that a director owes the following fiduciary duties: (a) a duty to act in what the director bona fide considers to be in the best interests of the company, (b) a duty to exercise their powers for the purposes they were conferred, (c) a duty to avoid fettering his or her discretion in the future and (d) a duty to avoid conflicts of interest and of duty. The common law duties owed by a director are those to act with skill, care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. In fulfilling their duty of care to us, our directors must ensure compliance with our amended and restated articles of association. We have the right to seek damages if a duty owed by any of our directors is breached.

The functions and powers of our board of directors include, among others:

●	appointing officers and determining the term of office of the officers;
●	exercising the borrowing powers of the company and mortgaging or charging the property of the company; and
●	maintaining a register of mortgages, charges, or other encumbrances of the company.

Terms of Directors and Executive Officers

Each of our directors holds office until a successor has been duly elected and qualified unless the director was appointed by the board of directors, in which case such director holds office until the next following annual meeting of shareholders at which time such director is eligible for re-election. All of our executive officers are appointed by and serve at the discretion of our board of directors.

Qualification

There is currently no shareholding qualification for directors, although a shareholding qualification for directors may be fixed by our shareholders by ordinary resolution.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Pursuant to the employment agreements, we have agreed to employ each of our executive officers for an initial term of three years, which could be automatically extended for successive one-year terms unless either party provides a one-month prior written notice to terminate the employment. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to the commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense, willful disobedience of a lawful and reasonable order, fraud or dishonesty, receipt of bribery, or severe neglect of his or her duties. An executive officer may terminate his or her employment at any time with a one-month prior written notice. Each executive officer has agreed to hold, both during and after the employment agreement expires, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our Company.

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee, and a nominating and corporate governance committee. Our independent directors serve on each of the committees. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Shuang Qiu, Shaoping Lu, Shang Wu. Shuang Qiu is the chairperson of our audit committee. We have determined that Shuang Qiu, Shaoping Lu, Shang Wu satisfy the “independence” requirements of the Nasdaq listing rules under and Rule 10A-3 under the Securities Exchange Act. Our board also has determined that Shuang Qiu qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq listing rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;
●	reviewing with the independent auditors any audit problems or difficulties and management’s response;
●	discussing the annual audited financial statements with management and the independent auditors;
●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;
●	reviewing and approving all proposed related party transactions;
●	meeting separately and periodically with management and the independent auditors; and
●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of Shuang Qiu, Shaoping Lu, Shang Wu. Shang Wu is the chairperson of our compensation committee. We have determined that Shuang Qiu, Shaoping Lu, Shang Wu satisfy the “independence” requirements of the Nasdaq listing rules and Rule 10C-1 under the Securities Exchange Act. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

●	reviewing and approving the total compensation package for our most senior executive officers;
●	approving and overseeing the total compensation package for our executives other than the most senior executive officers;
●	reviewing and recommending to the board with respect to the compensation of our directors;
●	reviewing periodically and approving any long-term incentive compensation or equity plans;
●	selecting compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management; and
●	reviewing programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Shuang Qiu, Shaoping Lu, Shang Wu. Shaoping Lu is the chairperson of our nominating and corporate governance committee. Shuang Qiu, Shaoping Lu, Shang Wu satisfy the “independence” requirements of the Nasdaq listing rules. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	identifying and recommending nominees for election or re-election to our board of directors or for appointment to fill any vacancy;
●	reviewing annually with our board of directors its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;
●	identifying and recommending to our board the directors to serve as members of committees;
●	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any corrective action to be taken; and
●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Code of Business Conduct and Ethics

Our board of directors has adopted a code of business conduct and ethics applicable to all of our directors, officers and employees. We have made our code of business conduct and ethics publicly available on our website.

D. Employees

See “Item 4. Information on the Company—B. Business Overview—Employees.”

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our Ordinary Shares as of the date of this annual report for:

●	each of our directors and senior management;
●	all directors and senior management as a group; and
●	each person known to us to own beneficially more than 5% of our Ordinary Shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 24,535,471 Ordinary Shares outstanding as of the date of this Annual Report.

Information with respect to beneficial ownership has been furnished by each director, officer, or beneficial owner of 5% or more of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants, or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this annual report are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person.

	Ordinary
	Shares
	Beneficially Owned
	Number	%
Directors and Executive Officers(1):
Yuan Li(2)	11,583,500	47.21%
Xiaohui Li	—	—
Li Tan	—	—
Xiang Lan	—	—
Hangyu Dai	—	—
Shuang Qiu	—	—
Shaoping Lu	—	—
Shang Wu	—	—
All directors and executive officers as a group (six individuals):	11,583,500	47.21%

5% Shareholders(3):
JD LIYUAN LIMITED(2)	8,416,500	34.30%
ZHOUZHIRONG LIMITED(4)	6,616,500	26.97%
JDZTZG LIMITED(2)	2,100,000	8.56%

Notes:

(1)	Unless otherwise indicated, the business address of each of the individuals is 18/F, Block D, Huirong Plaza, No. 88, Section 3, Jinhua Road, Jinjiang District, Chengdu City, Sichuan Province, China.
(2)	Represents (i) 8,416,500 Ordinary Shares held by JD LIYUAN LIMITED, a British Virgin Islands company that is 100% owned by Mr. Yuan Li, who has the sole voting and dispositive power over these Ordinary Shares, (ii) 1,067,000 Ordinary Shares held by JDJDZG LIMITED, a British Virgin Islands company that is 16.82% owned by Mr. Li, who has sole voting and dispositive power over these Ordinary Shares, and (iii) 2,100,000 Ordinary Shares held by JDZTZG LIMITED, a British Virgin Islands company that is 79.72% owned by Mr. Li, who has the sole voting and dispositive power over these Ordinary Shares.
(3)	Unless otherwise indicated, the business address of the following shareholders is Unit 8, 3/F, Qwomar Trading Complex, Blackburne Road, Port Purcell, Road Town, Tortola, British Virgin Islands, VG1110.
(4)	Represents 6,616,500 Ordinary Shares held by ZHOUZHIRONG LIMITED, a British Virgin Islands company that is 100% owned by Ms. Zhirong Zhou.

As of the date of this Annual Report, approximately 25.82% of our issued and outstanding Ordinary Shares are held in the United States by one record holder (Cede and Company, as nominee for beneficial shareholders).

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Material Transactions with Related Parties

The relationship and the nature of related party transactions are summarized as follow:

Name of Related Party	Relationship to Our Company
Chengdu Jinjiang District New Vision Training School (“New Vision”)	A private non-enterprise organization significantly influenced by Ms. Jie Tong, who is the spouse of Mr. Yuan Li, our Co-Chief Executive Officer and Chairman of the Board of Directors
Yuan Li	100% owner of our largest shareholder entity and our Co-Chief Executive Officer and Chairman of the Board of Directors
Huangyu Dai	Key Management of our Company
Li Tan	Key Management of our Company

Amounts due from related parties

	December 31, 2023	December 31, 2024	December 31, 2024
	RMB	RMB	US$
Mr. Hangyu Dai	8,000	—	—
Mr. Yuan Li	—	4,439,705	608,237

All amounts due from related parties are unsecured, interest-free and repayable on demand. The Company loan to Mr. Yuan Li for short-term financing is expected to be repaid by the end of June 30, 2025.

Amounts due to related parties

	December 31, 2023	December 31, 2024	December 31, 2024
	RMB	RMB	US$
Mr. Yuan Li	—	275,000	37,675
Ms. Li Tan	—	100	14

Amounts due from Mr. Yuan Li represent the vehicle purchase payments he made on behalf of the Company, since vehicle installment payments can only be processed on behalf of the Company in the name of its legal representative.

Other related party transactions

	For the years ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
New Vision	5,158,349	853,089	—	—

C. Interests of Experts and Counsel

Not applicable.

Item 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report. See “Item 18. Financial Statements.”

Legal Proceedings

See “Item 4. Information on the Company—B. Business Overview—Legal Proceedings.”

Dividend Policy

As of the date of this Annual Report, none of our PRC subsidiaries have made any dividends or distributions to our Company and our Company has not made any dividends or distributions to our shareholders. We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future. Subject to the passive foreign investment company (“PFIC”) rules, the gross amount of distributions we make to investors with respect to our Ordinary Shares (including the amount of any taxes withheld therefrom) will be taxable as a dividend, to the extent that the distribution is paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles.

Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium amount, provided that in no circumstances may a dividend be paid out of share premium if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business.

If we determine to pay dividends on any of our Ordinary Shares in the future, as an exempted company, we will be dependent on receipt of funds from Jiadezhigao HK, which is dependent on receipt of funds from Shenzhen Kebiao, which will in turn rely on payments made from Kebiao Technology to Jiade Zhigao, and the distribution of such payments from Jiade Zhigao to Shenzhen Kebiao.

Current PRC regulations permit our PRC subsidiaries to pay dividends to Jiadezhigao HK only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital.

The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in complying with the administrative requirements necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Furthermore, if our PRC subsidiaries incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If we or our PRC subsidiaries are unable to receive all of the revenue from our operations, we may be unable to pay dividends on our Ordinary Shares.

Cash dividends, if any, on our Ordinary Shares will be paid in U.S. dollars. Jiadezhigao HK may be considered a non-resident enterprise for tax purposes, so that any dividends our PRC subsidiaries pay to Jiadezhigao HK may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10%. See “Item 10. Additional Information — E. Taxation — People’s Republic of China Enterprise Taxation.”

In order for us to pay dividends to our shareholders, we will rely on payments made from Kebiao Technology to Jiade Zhigao as dividends and the distribution of such payments to Shenzhen Kebiao as dividends from Jiade Zhigao, the distribution of such payments to Jiadezhigao HK as dividends from Shenzhen Kebiao, and then the distribution of such payments to our Company as dividends from Jiadezhigao HK. If any of our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

Pursuant to the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC project. The 5% withholding tax rate, however, does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the Hong Kong project must be the beneficial owner of the relevant dividends; and (b) the Hong Kong project must directly hold no less than 25% share ownership in the PRC project during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong project must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by- case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to any dividends paid by Shenzhen Kebiao to its immediate holding company, Jiadezhigao HK. As of the date of this Annual Report, we have not applied for the tax resident certificate from the relevant Hong Kong tax authority. Jiadezhigao HK intends to apply for the tax resident certificate if and when Shenzhen Kebiao plans to declare and pay dividends to Jiadezhigao HK. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in the PRC — There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of Shenzhen Kebiao, and dividends payable by Shenzhen Kebiao to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.”

B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this Annual Report.

Item 9. THE OFFER AND LISTING

A.	Offer and Listing Details.

Our Ordinary Shares have been listed on the Nasdaq Capital Market since May 15, 2024 under the symbol “JDZG.”

B.	Plan of Distribution

Not applicable.

C.	Markets

Our Ordinary Shares have been listed on the Nasdaq Capital Market since May 15, 2024 under the symbol “JDZG.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We incorporate by reference into this Annual Report the description of our amended and restated articles of association, Exhibit 3.2, and the description of differences in corporate laws contained in our registration statement on Form F-1 (File No. 333-276283), as amended, initially filed with the SEC on December 27, 2023.

C.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this Annual Report.

D.	Exchange Controls

See “Item 4. Information on the Company — B. Business Overview — Regulations — Regulations Related to Foreign Exchange Registration of Offshore Investment by PRC Residents.”

E.	Taxation

People’s Republic of China Enterprise Taxation

We are an exempted company incorporated in the Cayman Islands and we gain substantial income by way of dividends paid to us from our PRC subsidiaries. The EIT Law and its implementation rules provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its equity holders that are non-resident enterprises, will normally be subject to PRC withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential tax rate or a tax exemption.

Under the EIT Law, an enterprise established outside of China with a “de facto management body” within China is considered a “resident enterprise,” which means that it is treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. Although the implementation rules of the EIT Law define “de facto management body” as a managing body that actually, comprehensively manage and control the production and operation, staff, accounting, property, and other aspects of an enterprise, the only official guidance for this definition currently available is set forth in SAT Notice 82, which provides guidance on the determination of the tax residence status of a Chinese-controlled offshore incorporated enterprise, defined as an enterprise that is incorporated under the laws of a foreign country or territory and that has a PRC enterprise or enterprise group as its primary controlling shareholder. Although Jiade Cayman does not have a PRC enterprise or enterprise group as our primary controlling shareholder and is therefore not a Chinese-controlled offshore incorporated enterprise within the meaning of SAT Notice 82, in the absence of guidance specifically applicable to us, we have applied the guidance set forth in SAT Notice 82 to evaluate the tax residence status of Jiade Cayman and its subsidiaries organized outside the PRC.

According to SAT Notice 82, a Chinese-controlled offshore incorporated enterprise will be regarded as a PRC tax resident by virtue of having a “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following criteria are met: (i) the places where senior management and senior management departments that are responsible for daily production, operation and management of the enterprise perform their duties are mainly located within the territory of China; (ii) financial decisions (such as money borrowing, lending, financing and financial risk management) and personnel decisions (such as appointment, dismissal and salary and wages) are decided or need to be decided by organizations or persons located within the territory of China; (iii) main property, accounting books, corporate seal, the board of directors and files of the minutes of shareholders’ meetings of the enterprise are located or preserved within the territory of China; and (iv) one half (or more) of the directors or senior management staff having the right to vote habitually reside within the territory of China.

We believe that we do not meet some of the conditions outlined in the immediately preceding paragraph. For example, as an exempted company, the key assets and records of Jiade Cayman, including the resolutions and meeting minutes of our board of directors and the resolutions and meeting minutes of our shareholders, are located and maintained outside the PRC. In addition, we are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities. Accordingly, we believe that Jiade Cayman and its offshore subsidiaries should not be treated as a “resident enterprise” for PRC tax purposes if the criteria for “de facto management body” as set forth in SAT Notice 82 were deemed applicable to us. However, as the tax residency status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to our offshore entities, we will continue to monitor our tax status.

The implementation rules of the EIT Law provide that, (i) if the enterprise that distributes dividends is domiciled in the PRC or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered as a PRC tax resident enterprise for PRC tax purposes, any dividends we pay to our overseas shareholders which are non-resident enterprises as well as gains realized by such shareholders from the transfer of our shares may be regarded as China-sourced income and as a result become subject to PRC withholding tax at a rate of up to 10%. China Commercial Law Firm, our PRC counsel, is unable to provide a “will” opinion because it believes that it is more likely than not that we and our offshore subsidiaries would be treated as non-resident enterprises for PRC tax purposes because we do not meet some of the conditions outlined in SAT Notice 82. In addition, China Commercial Law Firm is not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities as of the date of this Annual Report. Therefore, China Commercial Law Firm believes that it is possible but highly unlikely that the income received by our overseas shareholders will be regarded as China-sourced income.

See “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in the PRC — Under the PRC Enterprise Income Tax Law, we may be classified as a PRC ‘resident enterprise’ for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and have a material adverse effect on our results of operations and the value of your investment.”

Currently, as resident enterprises in the PRC, Shenzhen Kebiao, Jiade Zhigao, and Kebiao Technology are subject to the enterprise income tax at the rate of 25%. Under particular circumstances, such as an enterprise being identified as a small-scale minimal profit enterprise or as a HNTE, or its domicile authority having a preferential tax policy, the EIT rate is reduced by various degrees. Pursuant to such regulations and policies, Kebiao Technology, one of our PRC subsidiaries, was approved as an HNTE on November 2, 2022, and was entitled to a reduced income tax rate of 15% in 2022. The EIT is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. If the PRC tax authorities determine that Jiade Cayman is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non- resident enterprises. In addition, non-resident enterprise shareholders may be subject to a 10% PRC withholding tax on gains realized on the sale or other disposition of our Ordinary Shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to dividends or gains realized by non-PRC individuals, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether our non-PRC shareholders would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. There is no guidance from the PRC government to indicate whether or not any tax treaties between the PRC and other countries would apply in circumstances where a non-PRC company was deemed to be a PRC tax resident, and thus there is no basis for expecting how tax treaty between the PRC and other countries may impact non-resident enterprises.

Hong Kong Taxation

Entities incorporated in Hong Kong are subject to profits tax in Hong Kong at the rate of 16.5% for each of the years ended December 31, 2022, 2023, and 2024.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains, or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, as the case may be, nor will gains derived from the disposal of our Ordinary Shares be subject to Cayman Islands income or corporation tax.

United States Federal Income Taxation

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

●	banks;
●	financial institutions;
●	insurance companies;
●	regulated investment companies;
●	broker-dealers;
●	persons that elect to mark their securities to market;
●	U.S. expatriates or former long-term residents of the U.S.;
●	governments or agencies or instrumentalities thereof;
●	tax-exempt entities;
●	persons liable for alternative minimum tax;
●	persons holding our Ordinary Shares as part of a straddle, hedging, conversion or integrated transaction;
●	persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our Ordinary Shares);
●	persons who acquired our Ordinary Shares pursuant to the exercise of any employee share option or otherwise as compensation;
●	persons holding our Ordinary Shares through partnerships or other pass-through entities;
●	beneficiaries of a Trust holding our Ordinary Shares; or
●	persons holding our Ordinary Shares through a trust.

The discussion set forth below is addressed only to U.S. Holders that purchase Ordinary Shares. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Ordinary Shares.

Material Tax Consequences Applicable to U.S. Holders of Our Ordinary Shares

The following sets forth the material U.S. federal income tax consequences related to the ownership and disposition of our Ordinary Shares. It is directed to U.S. Holders (as defined below) of our Ordinary Shares and is based upon laws and relevant interpretations thereof in effect as of the date of this Annual Report, all of which are subject to change. This description does not deal with all possible tax consequences relating to ownership and disposition of our Ordinary Shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non-U.S. tax laws, state, local and other tax laws.

The following brief description applies only to U.S. Holders who hold Ordinary Shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the United States in effect as of the date of this Annual Report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this Annual Report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of Ordinary Shares and you are, for U.S. federal income tax purposes,

●	an individual who is a citizen or resident of the United States;
●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;
●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or
●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entities treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our Ordinary Shares are urged to consult their tax advisors regarding an investment in our Ordinary Shares.

Taxation of Dividends and Other Distributions on Our Ordinary Shares

Subject to the PFIC rules discussed below, the gross amount of distributions made by us to you with respect to the Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the Cayman Islands, clause (1) above can be satisfied only if the Ordinary Shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on certain exchanges, which presently include the NYSE and the Nasdaq Stock Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law after the date of this Annual Report.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Ordinary Shares

Subject to the PFIC rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Ordinary Shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

PFIC Consequences

A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the U.S. Internal Revenue Code, for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income; or
●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, the value of our assets must be determined based on the market value of our Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets on any particular quarterly testing date for purposes of the asset test.

Based on our operations and the composition of our assets we believe we are not a PFIC under the current PFIC rules for this fiscal year end. We must make a separate determination each year as to whether we are a PFIC, however, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. Depending on the amount of assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Ordinary Shares, our PFIC status will depend in large part on the market price of our Ordinary Shares. Accordingly, fluctuations in the market price of the Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend our liquid assets. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Ordinary Shares from time to time) that may not be within our control. If we are a PFIC for any year during which you hold Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Ordinary Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, however, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Ordinary Shares.

If we are a PFIC for your taxable year(s) during which you hold Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Ordinary Shares;
●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and
●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Ordinary Shares cannot be treated as capital, even if you hold the Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the U.S. Internal Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of such taxable year over your adjusted basis in such Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year. Such ordinary loss, however, is allowable only to the extent of any net mark-to-market gains on the Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to- market election, as well as gain on the actual sale or other disposition of the Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Ordinary Shares. Your basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on our Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq Capital Market. If the Ordinary Shares are regularly traded on the Nasdaq Capital Market and if you are a holder of Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the U.S. Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. The qualified electing fund election, however, is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such Ordinary Shares, including regarding distributions received on the Ordinary Shares and any gain realized on the disposition of the Ordinary Shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Ordinary Shares, then such Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Ordinary Shares for tax purposes.

IRC Section 1014(a) provides for a step-up in basis to the fair market value for our Ordinary Shares when inherited from a decedent that was previously a holder of our Ordinary Shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our Ordinary Shares, or a mark-to-market election and ownership of those Ordinary Shares are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits our Ordinary Shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those Ordinary Shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Ordinary Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange or redemption of our Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the US Internal Revenue Code with at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. Transactions effected through certain brokers or other intermediaries, however, may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Ordinary Shares, subject to certain exceptions (including an exception for Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Ordinary Shares.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We have previously filed with the SEC our registration statements on Form F-1 (File No. 333-276283), as amended.

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing, among other things, the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

I. Subsidiary Information

For information about our subsidiary, see “Item 4. Information on the Company—A. History and Development of the Company.”

J. Annual Report to Security Holders

No applicable.

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Substantially all of our operating activities and our assets and liabilities are denominated in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the Peoples’ Bank of China (“PBOC”) or other authorized financial institutions at exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices and signed contracts. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market.

Credit risk

Credit risk is the potential financial loss to our Company resulting from the failure of a customer or a counterparty to settle its financial and contractual obligations to us, as and when they fall due. As we do not hold any collateral, the maximum exposure to credit risk is the carrying amounts of accounts and other receivables (excluding prepayments) and cash and cash equivalents presented on the consolidated balance sheets. We have no other financial assets which carry significant exposure to credit risk.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Our interest rate risk arises primarily from loans. Loans issued at variable rates and fixed rates expose us to cash flow interest rate risk and fair value interest rate risk respectively.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Not applicable.

Part II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

Registration Statement on Form F-1, as amended (File Number 333-276283)

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-276283), for our initial public offering, which registration statement was declared effective by the SEC on May 14, 2024. In May 2024, we completed our initial public offering in which we issued and sold an aggregate of 2,000,000 Ordinary Shares, at a price of $4.00 per share for $8 million. WestPark Capital, Inc. was the representative of the underwriters of our initial public offering.

We incurred approximately $2,630,000 in expenses in connection with our initial public offering, which included approximately $644,000 in underwriting discounts, approximately $167,000 in expenses paid to or for underwriters, and approximately $1,819,000 in other expenses. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

The net proceeds raised from the initial public offering were $6,570,000 after deducting underwriting discounts and the offering expenses payable by us. As of the date of this Annual Report, we have used $646,000, $4,384,000, $1,101,000, and $439,000 from the net proceeds for (i) developing our existing business, (ii) acquiring vocational education and training institutions authorized by the PRC government, (iii) investing in technology research and development, and (iv) funding working capital and other general corporate purposes, respectively. We intend to use the remaining proceeds from our initial public offering in the manner disclosed in our registration statement on Form F-1, as amended (File Number 333-276283).

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our co-Chief Executive Officers and Chief Financial Officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2024.

Based on that evaluation, our management has concluded that, as of December 31, 2024, our disclosure controls and procedures were not effective, due to the following material weakness, including inadequate segregation of duties resulting from limited accounting staff and resource (specifically, as a company with limited accounting resources, a significant amount of management’s attention and time has been and will be diverted from our business to work toward compliance with these regulatory requirements, which may have a material adverse effect on our business, financial condition, and results of operations). Our management is currently in the process of evaluating the steps necessary to remediate the ineffectiveness, such as (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework, and (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel.

Management’s Annual Report on Internal Control over Financial Reporting

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our registered public accounting firm, as permitted by the transition period established by rules of the SEC for newly public companies.

Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to rules of the SEC where domestic and foreign registrants that are non-accelerated filers, which we are, and “emerging growth companies,” which we also are, are not required to provide the auditor attestation report.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [RESERVED]

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Mr. Shuang Qiu qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F. Mr. Shuang Qiu satisfies the “independence” requirements of Section 5605(a)(2) of the NASDAQ Listing Rules as well as the independence requirements of Rule 10A-3 under the Exchange Act.

Item 16B. CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics, which is applicable to all of our directors, officers, and employees. Our code of business conduct and ethics is publicly available on our website.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered and billed by Enrome LLP, our independent registered public accounting firm since January 20, 2025, and ZH CPA, LLC, our independent registered public accounting firm before January 20, 2025, for the periods indicated.

	For the Fiscal Years Ended December 31,
ZH CPA, LLC Services	2024	2023	2022
Audit fees(1)	$30,000	$195,000	$150,000
Audit-Related fees	25,000	15,000	—
Tax fees	—	—	—
All other fees(2)	—	—	—
Total	$55,000	$210,000	$150,000

	For the Fiscal Years Ended December 31,
Enrome LLP Services	2024	2023	2022
Audit fees(1)	$180,000	$—	$—
Audit-Related fees	—	—	—
Tax fees	—	—	—
All other fees(2)	—	—	—
Total	$180,000	$—	$—
(1)	Audit fees include the aggregate fees billed for each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or for the audits of our financial statements and review of the interim financial statements in connection with our initial public offering in 2024.
(2)	All other fees include the aggregate fees billed in each of the fiscal years for products and services provided by our independent registered public accounting firm, other than the services reported under audit fees, audit-related fees, and tax fees.

The Audit Committee has adopted a policy requiring that all audit and non-audit services to be performed by Enrome LLP, our independent registered public accounting firm, to be pre-approved, including audit services, audit-related services, tax services, and other services as described above.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

There has been no change in independent accountants for our Company during the two most recent fiscal years or any subsequent interim period except as previously reported in our Form 6-K filed with the SEC on January 22, 2025. There have been no disagreements of the type required to be disclosed by Item 16F(b).

Item 16G. CORPORATE GOVERNANCE

As a Cayman Islands company listed on the Nasdaq Capital Market, we are subject to the Nasdaq corporate governance listing standards. Nasdaq rules, however, permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards.

Nasdaq Listing Rule 5635 generally provides that shareholder approval is required of U.S. domestic companies listed on Nasdaq prior to issuance (or potential issuance) of securities (i) equaling 20% or more of the company’s common stock or voting power for less than the greater of market or book value (ii) resulting in a change of control of the company; and (iii) which is being issued pursuant to a stock option or purchase plan to be established or materially amended or other equity compensation arrangement made or materially amended. Notwithstanding this general requirement, Nasdaq Listing Rule 5615(a)(3)(A) permits foreign private issuers to follow their home country practice rather than these shareholder approval requirements. The Cayman Islands do not require shareholder approval prior to any of the foregoing types of issuances. We, therefore, are not required to obtain such shareholder approval prior to entering into a transaction with the potential to issue securities as described above. We intend to comply with the requirements of Nasdaq listing rules in determining whether shareholder approval is required on such matters. We may, however, consider following home country practice in lieu of the requirements under Nasdaq listing rules with respect to certain corporate governance standards which may afford less protection to investors.

Nasdaq Listing Rule 5605(b)(1) requires listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. Currently, a majority of our board members are independent. However, if we change our board composition such that independent directors do not constitute a majority of our board of directors, our shareholders may be afforded less protection than they would otherwise enjoy under Nasdaq’s corporate governance requirements applicable to U.S. domestic issuers. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Ordinary Shares and the Trading Market — Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.”

Item 16H. MINE SAFETY DISCLOSURE

Not applicable.

Item 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Item 16J. INSIDER TRADING POLICIES

Our board of directors has adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules, and regulations, and any listing standards applicable to us.

Item 16K. CYBERSECURITY

We have established cybersecurity risk management to identify, assess, and mitigate cybersecurity risks alongside other business risks. The process is in alignment with our strategic objectives and risk appetite. We may engage assessors, consultants, auditors, or other third parties to enhance our cyber security risk management processes. Any cybersecurity incidents are closely monitored for their potential impact on our business strategy, operations, and financial condition. As of the date of this Annual Report, we have not experienced any cybersecurity incidents that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition. We continuously adapt our business strategy to enhance resilience, strengthen defenses and ensure the sustainability of our operations.

Part III

Item 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of JIADE LIMITED are included at the end of this Annual Report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1

Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.2 of our Registration Statement on Form F-1 (File No. 333-276283), as amended, initially filed with the Securities and Exchange Commission on December 27, 2023)

2.1

Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-276283), as amended, initially filed with the Securities and Exchange Commission on December 27, 2023)

2.2*	Description of Securities
4.1

Form of Employment Agreement by and between executive officers and the Registrant (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-276283), as amended, initially filed with the Securities and Exchange Commission on December 27, 2023)

4.2

Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-276283), as amended, initially filed with the Securities and Exchange Commission on December 27, 2023)

4.3

Form of Service Agreements by and between the Registrant and Adult Education Institutions (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-276283), as amended, initially filed with the Securities and Exchange Commission on December 27, 2023)

8.1*	List of subsidiaries of the Registrant
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-276283), as amended, initially filed with the Securities and Exchange Commission on December 27, 2023)

11.2*	Insider Trading Compliance Manual of the Registrant
12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1*	Compensation Recovery Policy of the Registrant
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)
*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

JIADE LIMITED

	By:	/s/ Yuan Li
Yuan Li
Co-Chief Executive Officer
(Principal Executive Officer)
Date: April 25, 2025

JIADE LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

JIADE Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of JIADE Limited and its subsidiaries (the “Company”) as of December 31, 2024, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity and, and cash flows for the year ended December 31, 2024, and the related notes (collectively referred to as, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Company as of December 31, 2024, and the results of its operations and its cash flows for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis for Opinion

These consolidated financial statements are the responsibility of Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Enrome LLP

We have served as the Company’s auditor since 2025.

Singapore

April 25, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

JIADE Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of JIADE Limited and its subsidiaries (collectively the “Company”) as of December 31, 2023, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (the “PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ ZH CPA, LLC

We have served as the Company’s auditor since 2023.

Denver, Colorado

April 16, 2024

999 18th Street, Suite 3000, Denver, CO, 80202 USA Phone: 1.303.386.7224 Fax: 1.303.386.710 Email: admin@zhcpa.us

JIADE LIMITED

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,	December 31,
	2023	2024	2024
	RMB	RMB	US$
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	7,081,937	3,918,146	536,784
Accounts receivable, net	7,819,344	10,564,030	1,447,266
Deferred IPO costs	7,869,926	—	—
Prepayment and other current assets	34,151	12,104,106	1,658,256
Due from related parties	8,000	4,439,705	608,237
TOTAL CURRENT ASSETS	22,813,358	31,025,987	4,250,543
Non-current assets
Property and equipment, net	160,303	580,850	79,576
Intangible assets, net	1,989,722	16,943,816	2,321,293
Prepayment for acquisition	—	32,000,000	4,383,982
Right-of-use assets	200,539	768,042	105,221
Deferred tax assets	—	15,330	2,100
Other long-term assets	67,757	—	—
TOTAL ASSETS	25,231,679	81,334,025	11,142,715
LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Bank loans	3,000,000	4,000,000	547,998
Accounts payable	1,553	—	—
Payroll payables	676,618	1,045,829	143,278
Other payables	591,562	1,352,992	185,360
Deferred revenue	58,293	620,000	84,940
Lease liabilities	152,539	496,601	68,034
Due to related party	—	275,100	37,689
Taxes payable	2,929,371	1,973,260	270,336
TOTAL CURRENT LIABILITIES	7,409,936	9,763,782	1,337,635
NON-CURRENT LIABILITY
Lease liabilities	—	271,442	37,187
TOTAL LIABILITIES	7,409,936	10,035,224	1,374,822
COMMITMENTS AND CONTINGENCIES (Note 18)
SHAREHOLDERS’ EQUITY:
Ordinary shares, US$0. 01 par value, 200,000,000 shares authorized, 22,235,471 and 24,535,471 shares issued and outstanding as of December 31, 2023 and 2024, respectively	1,542,964	1,709,070	245,355
Additional paid-in capital	2,729,084	50,014,763	6,851,994
Statutory reserves	1,494,652	2,054,975	281,530
Ordinary shares subscribed	(1,542,964)	(1,542,964)	(222,355)
Retained earnings	13,451,868	18,494,772	2,533,773
Accumulated other comprehensive income	—	418,491	57,088
TOTAL JIADE LIMITED SHAREHOLDERS’ EQUITY	17,675,604	71,149,107	9,747,385
NON-CONTROLLING INTERESTS	146,139	149,694	20,508
TOTAL SHAREHOLDERS’ EQUITY	17,821,743	71,298,801	9,767,893
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	25,231,679	81,334,025	11,142,715
*	The accompanying notes are an integral part of these consolidated financial statements.

JIADE LIMITED

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the years ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Revenue – third party	5,080,507	14,718,233	18,742,196	2,567,670
Revenue – related party	5,158,349	853,089	—	—
Revenue	10,238,856	15,571,322	18,742,196	2,567,670
Cost of revenue	1,399,725	812,504	5,658,188	775,169
Gross profit	8,839,131	14,758,818	13,084,008	1,792,501
OPERATING EXPENSES
Selling expenses	329,401	452,966	534,630	73,244
General and administrative expenses	2,080,917	2,040,510	5,454,423	747,253
Research and development expenses	378,502	695,815	709,828	97,246
Total operating expenses	2,788,820	3,189,291	6,698,881	917,743
INCOME FROM OPERATIONS	6,050,311	11,569,527	6,385,127	874,758
OTHER INCOME (EXPENSES)
Interest income	101	2,286	17,933	2,457
Interest expenses	(11,725)	(65,315)	(108,090)	(14,808)
Other income / (loss), net	208,926	(393,278)	(142,477)	(19,519)
Total other income (expenses), net	197,302	(456,307)	(232,634)	(31,870)
INCOME BEFORE INCOME TAXES	6,247,613	11,113,220	6,152,493	842,888
INCOME TAX EXPENSE	887,382	1,551,288	545,711	74,762
NET INCOME	5,360,231	9,561,932	5,606,782	768,126
Less: net income attributable to non-controlling interest	(43,954)	(78,408)	(3,555)	(487)
NET INCOME ATTRIBUTABLE TO JIADE LIMITED’S SHAREHOLDERS	5,316,277	9,483,524	5,603,227	767,639

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustment	—	—	418,491	57,333
TOTAL COMPREHENSIVE INCOME	5,360,231	9,561,932	6,025,273	825,459
Less: comprehensive income attributable to non-controlling interest	(43,954)	(78,408)	(3,555)	(487)
TOTAL COMPREHENSIVE INCOME ATTRIBUTABLE TO JIADE LIMITED’s SHAREHOLDERS	5,316,277	9,483,524	6,021,718	824,972
BASIC AND DILUTED EARNINGS PER SHARE ATTRIBUTABLE TO THE COMPANY
Basic and diluted	0.24	0.43	0.23	0.03
Weighted average number of shares outstanding
Basic and diluted	22,235,471	22,235,471	24,535,471	24,535,471
*	The accompanying notes are an integral part of these consolidated financial statements.

JIADE LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

						Accumulated		Total
	Ordinary Shares			Additional		Other		JIADE LIMITED’s		Total
		Issued	Subscribed	Paid-in	Statutory	Comprehensive	Retained	Shareholders’	Non-controlling	Shareholders’
	Shares	Amount	Amount	Capital	Reserves	Income	Earnings	Equity	Interests	Equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2021	22,235,471	1,542,964	(1,542,964)	—	14,672	—	132,047	146,719	1,213	147,932
Shareholders’ contribution	—	—	—	1,983,600	—	—	—	1,983,600	16,400	2,000,000
Net income for the year	—	—	—	—	—	—	5,316,277	5,316,277	43,954	5,360,231
Statutory reserves	—	—	—	—	531,628	—	(531,628)	—	—	—
Balance as of December 31, 2022	22,235,471	1,542,964	(1,542,964)	1,983,600	546,300	—	4,916,696	7,446,596	61,567	7,508,163
Capital contribution	—	—	—	745,484	—	—	—	745,484	6,164	751,648
Net income for the year	—	—	—	—	—	—	9,483,524	9,483,524	78,408	9,561,932
Statutory reserves	—	—	—	—	948,352	—	(948,352)	—	—	—
Balance as of December 31, 2023	22,235,471	1,542,964	(1,542,964)	2,729,084	1,494,652	—	13,451,868	17,675,604	146,139	17,821,743
Issue of ordinary shares upon Initial Public Offering	2,000,000	144,380	—	39,420,034	—	—	—	39,564,414	—	39,564,414
Issue of ordinary shares upon exercise of underwriters’ over-allotment option	300,000	21,726	—	7,865,645	—	—	—	7,887,371	—	7,887,371
Net income for the year	—	—	—	—	—	—	5,603,227	5,603,227	3,555	5,606,782
Statutory reserves	—	—	—	—	560,323	—	(560,323)	—	—	—
Currency translation differences	—	—	—	—	—	418,491	—	418,491	—	418,491
Balance as of December 31, 2024	24,535,471	1,709,070	(1,542,964)	50,014,763	2,054,975	418,491	18,494,772	71,149,107	149,694	71,298,801
Balance as of December 31, 2024 (US$)	24,535,471	245,355	(222,355)	6,851,994	281,530	57,088	2,533,773	9,747,385	20,508	9,767,893
*	The accompanying notes are an integral part of these consolidated financial statements.

JIADE LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES:
Total net income	5,360,231	9,561,932	5,606,782	768,126
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	281,186	213,212	331,069	45,356
Non-cash operating lease	374,395	304,800	405,356	55,534
Other income – rent subsidy	(196,974)	(28,139)	—	—
(Gain)/loss from termination of operating lease	—	(50,555)	32,000	4,384
Net loss on disposal of property and equipment	—	251,310	—	—
Expected credit loss for accounts receivable	—	—	102,200	14,002
Unrealized foreign exchange loss	—	—	192,880	26,424
Deferred tax	32,496	—	(15,330)	(2,100)
Changes in operating assets and liabilities:
Accounts receivable	(6,268,089)	(1,422,205)	(2,846,886)	(390,022)
Prepayment and other current assets	69,800	282,514	(8,831,715)	(1,209,940)
Other long-term assets	(74,358)	91,601	67,757	9,283
Accounts payable	(275,800)	(178,447)	(1,553)	(213)
Other payables	(225,629)	(73,663)	289,062	39,600
Payroll payables	310,450	124,171	369,211	50,582
Deferred revenue	(175,702)	41,445	561,707	76,954
Change in lease liabilities – operating lease	(56,278)	(310,832)	(357,355)	(48,957)
Taxes payable	1,339,672	1,570,186	(956,111)	(130,987)
NET CASH PROVIDED BY / (USED IN) OPERATING ACTIVITIES	495,400	10,377,330	(5,050,926)	(691,974)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(488,784)	(6,335)	(592,504)	(81,173)
Purchase of intangible assets	(59,870)	(1,782,178)	(15,113,206)	(2,070,501)
Purchase of acquisition	—	—	(32,000,000)	(4,383,982)
NET CASH USED IN INVESTING ACTIVITIES	(548,654)	(1,788,513)	(47,705,710)	(6,535,656)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from long-term loan	650,000	—	—	—
Proceeds from short-term loan	—	3,000,000	4,000,000	547,998
Repayments of loans	(54,183)	(595,817)	(3,000,000)	(410,998)
Capital contributed by shareholders	2,000,000	751,648	—	—
Proceeds from issuance of ordinary shares upon the completion of IPO	—	—	54,481,760	7,463,971
Proceeds from issuance of ordinary shares upon exercise of underwriters’ over-allotment option	—	—	8,690,520	1,190,596
Deferred costs related to initial public offering	(750,000)	(6,648,228)	(10,648,441)	(1,458,830)
Net (repayment) proceeds from related parties	805,067	(618,503)	(4,156,605)	(569,453)
NET CASH (USED IN) / PROVIDED BY FINANCING ACTIVITIES	2,650,884	(4,110,900)	49,367,234	6,763,284
EFFECT OF FOREIGN EXCHANGE RATE ON CASH AND CASH EQUIVALENT	—	—	225,611	30,909
NET INCREASE IN CASH AND CASH EQUIVALENTS	2,597,630	4,477,917	(3,163,791)	(433,437)
TOTAL CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	6,390	2,604,020	7,081,937	970,221
TOTAL CASH AND CASH EQUIVALENTS, END OF YEAR	2,604,020	7,081,937	3,918,146	536,784
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest expense	11,725	65,315	108,090	14,808
Cash paid for income tax	—	28,363	1,303,716	178,608
Supplemental Schedule of Non-Cash Investing and Financing Activities
Right-of-use assets obtained in exchange for new operating lease liabilities	343,282	35,502	994,972	136,311
Right-of-use assets derecognized for termination of operating lease liabilities	—	(1,999,354)	(78,588)	(10,767)
*	The accompanying notes are an integral part of these consolidated financial statements.

JIADE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Organization and principal activities

JIADE LIMITED is a holding company that was incorporated under the laws of the Cayman Islands on February 20, 2023. JIADE LIMITED and its subsidiaries (collectively referred to as the “Company”) specialize in providing one-stop comprehensive education supporting services to adult education institutions, through a wide range of software platform and auxiliary solutions. Auxiliary solutions encompass exam administration services and teaching support services throughout the entire teaching cycle. Specifically, the Company offers pre-enrollment guidance on school/major selection and application strategy development, training for entrance exams, and assistance in the application process. The Company also provides offline tutoring, exam administration services, guidance on graduation thesis, and social practice assistance included in the one-stop comprehensive education supporting services in the People’s Republic of China (“China” or the “PRC”).

JIADEZHIGAO Limited (“Jiadezhigao HK”) was incorporated in accordance with the laws and regulations of Hong Kong on March 30, 2023 and is a wholly owned subsidiary of the Company.

Shenzhen Kebiao Technology Co., Ltd. (“Shenzhen Kebiao”) was incorporated in China on May 23, 2023 and a wholly owned subsidiary of Jiadezhigao HK.

Sichuan Jiade Zhigao Technology Co., Ltd. (“Jiade Zhigao”) was incorporated in China on May 6, 2022 and has been controlled by Mr. Yuan Li and Ms. Zhirong Zhou.

Sichuan Kebiao Technology Co., Ltd. (“Kebiao Technology”), a limited liability company established in Chengdu City, Sichuan Province, China on April 28, 2020, which has been controlled by Mr. Yuan Li and Ms. Zhirong Zhou since inception.

Wismass International Holdings Limited (“WISMASS HK”) was incorporated in accordance with the laws and regulations of Hong Kong on October 24, 2022 and is a wholly owned subsidiary of Wismass International Holdings Limited (BVI) (“WISMASS BVI”). WISMASS BVI was incorporated in accordance with the laws and regulations of British Virgin Islands on August 17, 2022.

Reorganization

In preparation of the Company’s initial public offering (“IPO”) in the United States, the following transactions were undertaken to reorganize the legal structure of the Company. The Company was incorporated in connection with a group reorganization (the “Reorganization”).

On December 14, 2022, Kebiao Technology and Jiade Zhigao entered into an equity purchase agreement with Kebiao Technology’s shareholders, through which Kebiao Technology became a wholly owned subsidiary of Jiade Zhigao. On June 7, 2023, Shenzhen Kebiao acquired an aggregate of 82% of the equity interests in Jiade Zhigao from Mr. Yuan Li, Ms. Zhirong Zhou, Sichuan Zhongtaizhigao Information Technology Consulting Partnership, and Sichuan Jiaduozhigao Information Technology Consulting Partnership in exchange for newly issued 1% of the equity interest in Shenzhen Kebiao, through an equity transfer agreement. As a result, Shenzhen Kebiao was 99% owned by Jiadezhigao HK, with the remaining 1% collectively owned by Mr. Yuan Li, Ms. Zhirong Zhou, Sichuan Zhongtaizhigao Information Technology Consulting Partnership, and Sichuan Jiaduozhigao Information Technology Consulting Partnership.

JIADE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Organization and principal activities (continued)

Reorganization (continued)

On November 30, 2022, WISMASS HK entered into a share transfer agreement with Yuan Li, who was then the 51.33% owner of Jiade Zhigao, to acquire 9% of the equity interests in Jiade Zhigao from Mr. Yuan Li for a total consideration of RMB180,000. On May 26, 2023, WISMASS HK entered into a share subscription agreement with Jiade Zhigao to purchase newly issued 9.8901% of the equity interests in Jiade Zhigao with a total consideration of RMB751,648, through which WISMASS HK totally has 18% equity interest in Jiade Zhigao. On June 30, 2023, Jiade Cayman entered into a share swap agreement with WISMASS BVI to acquire 100% of the equity interests in WISMASS HK from WISMASS BVI in exchange for 4,035,471 newly issued ordinary shares of Jiade Cayman, through which WISMASS HK became a wholly owned subsidiary of the Company and WISMASS BVI has 18.1488% equity interest in the Company.

As all the entities involved in the process of the Reorganization are under common ownership of Jiade Zhigao’s shareholders before and after the Reorganization, the Reorganization is accounted for in a manner similar to a pooling of interests with the assets and liabilities of the parties to the Reorganization carried over at their historical amounts.

Therefore, the accompanying consolidated financial statements were prepared as if the corporate structure of the Company had been in existence since the beginning of the periods presented.

As of December 31, 2023 and 2024, the Company’s consolidated financial statements reflected the activities for each of the following entities.

			% of	% of
	Date of	Place of	Ownership as of	Ownership as of
Name of Entity	Incorporation	Incorporation	December 31, 2024	December 31, 2023	Principal Activities
JIADE Limited	February 20, 2023	Cayman Islands	NA	NA	Investment Holding
JIADEZHIGAO Limited (“Jiadezhigao HK”)	March 30, 2023	Hong Kong	100%	100%	Investment Holding
WISMASS International Holdings Limited (“WISMASS HK”)	October 24, 2022	Hong Kong	100%	100%	Investment Holding
Shenzhen Kebiao Technology Co., Ltd (“Shenzhen Kebiao”)	May 23, 2023	PRC	99.95%	99%	Providing one-stop comprehensive education supporting services
Sichuan Jiadezhigao Technology Limited (“Jiade Zhigao”)	May 6, 2022	PRC	99.96%	99.18%	Providing one-stop comprehensive education supporting services
Sichuan Kebiao Technology Co., Ltd. (“Kebiao Technology”)	April 28, 2020	PRC	99.96%	99.18%	Providing one-stop comprehensive education supporting services

JIADE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies

Basis of consolidation

The accompanying consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the U.S. (“U.S. GAAP”) and pursuant to the rules and regulations of the U.S. Securities Exchange Commission.

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries, which include the Hong Kong-registered entities, and PRC-registered entities directly or indirectly owned by the Company. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation. The results of subsidiaries acquired or disposed of are recorded in the consolidated income statements from the effective date of acquisition or up to the effective date of disposal, as appropriate.

A subsidiary is an entity in which (i) the Company directly or indirectly controls more than 50% of the voting power; or (ii) the Company has the power to appoint or remove the majority of the members of the board of directors or to cast a majority of votes at the meetings of the board of directors or to govern the financial and operating policies of the investee pursuant to a statute or under an agreement among the shareholders or equity holders.

Uses of estimates and assumptions

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods presented. These estimates are based on information as of the date of the consolidated financial statements. The estimates required to be made by management include, but are not limited to, useful lives of property and equipment and intangible assets, the incremental borrowing rate used in operating lease right-of-use assets and lease liabilities, the valuation of accounts receivable, the recoverability of long-lived assets and contingencies. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents represent demand deposits placed with banks and cash on hand, which are unrestricted as to withdrawal or use, and which have original maturities of three months or less and are readily convertible to known amounts of cash. The Company maintains the majority of its bank accounts in the PRC. Cash balances in bank accounts in the PRC are protected under Deposit Protection Scheme in accordance with the Deposit Protection Scheme Ordinance. The maximum protection is up to RMB500,000 per depositor per Scheme member, including both principal and interest. As of December 31, 2023 and 2024, cash and cash equivalents balance in the PRC were RMB7,081,932 and RMB3,910,713 (US$535,765), respectively.

Fair Value of Financial Instruments

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

JIADE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Fair Value of Financial Instruments (continued)

●	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.
●	Level 3 — inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, due from related parties, accounts payable, deferred revenue, other payables, bank loans, and due to related parties, approximates their recorded values due to their short-term maturities.

The Company determined that the carrying value of the lease liabilities approximated their fair value as the interest rates used to discount the contracts approximate market rates. The Company noted no transfers between levels during any of the periods presented. The Company did not have any instruments that were measured at fair value on a recurring or non-recurring basis as of December 31, 2023 and 2024.

Accounts receivable and allowance for credit loss

On January 1, 2023, the Company adopted Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), using the modified retrospective transition method. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. Upon adoption, the Company changed the impairment model to utilize a forward-looking current expected credit losses (CECL) model in place of the incurred loss methodology for financial instruments measured at amortized cost and receivables resulting from the application of ASC 606. The adoption of the guidance had no impact on the allowance for credit losses for accounts receivable.

Prior to the Company’s adoption of ASU 2016-13, accounts receivable are presented net of allowance for doubtful accounts. The Company usually determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Company maintains allowance for potential credit losses on accounts receivable. Management reviews the composition of accounts receivable and analyses historical bad debt, customer concentrations, customer credit worthiness, current economic trends and changes in customer payment patterns to estimate the allowance. Past due accounts are generally written off against the allowance for bad debts only after all collection attempts have been exhausted and the potential for recovery is considered remote.

JIADE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Accounts receivable and allowance for credit loss (continued)

After the adoption of ASU 2016-13, The Company maintains an allowance for credit losses and records the allowance for credit losses as an offset to accounts receivable and the estimated credit losses charged to the allowance is classified as “General and administrative expenses” in the consolidated statements of income and comprehensive income. The Company’s estimation of allowance for credit losses considers factors such as historical credit loss experience, age of receivable balances, current market conditions, reasonable and supportable forecasts of future economic conditions, as well as an assessment of receivables due from specific identifiable counterparties to determine whether these receivables are considered at risk or uncollectible. For the years ended December 31, 2022, 2023 and 2024, the expected credit loss amounted to nil, nil and RMB102,200 (US$14,002), respectively.

Deferred IPO costs

Deferred IPO costs consist principally of legal, accounting and consulting costs in connecting with the proposed IPO. Such costs are deferred until the closing of the IPO, at which time the deferred costs are offset against the offering proceeds. These costs were charged against the gross proceeds of the IPO during the year ended December 31, 2024 upon the Company’s completion of its IPO on May 17, 2024.

Deferred revenue

Deferred revenue represents the upfront payments received upon the signing of a contract for one-stop comprehensive education supporting services with adult education institutions. The deferred revenue is subsequently released into revenue once the adult education institutions receive and consume benefits of such services and is released using straight-line method based on the contract term. As of December 31, 2023 and 2024, the deferred revenue amounted to RMB58,293 and RMB620,000 (US$84,940), respectively.

Contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of its business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

JIADE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Property and equipment, net

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is provided in the amounts sufficient to depreciate the cost of the related assets over their useful lives using the straight- line method, as follows:

Useful life
Motor vehicles	4 years
Office equipment	3 years
Leasehold improvement	Over shorter of the lease term and the remining useful life

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expenses as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of income and other comprehensive income as other income or expenses.

Impairment of long-lived assets

The Company evaluates the recoverability of its long-lived assets, including property and equipment, intangible assets and operating lease right-of-use assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of its asset may not be fully recoverable. When these events occur, the Company measures impairment by comparing the carrying amount of the assets to the estimated undiscounted future cash flows expected to result from the use of the asset and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the asset, the Company recognizes an impairment loss based on the excess of the carrying amount of the asset over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the asset, when the market prices are not readily available. The adjusted carrying amount of the asset is the new cost basis and is depreciated over the asset’s remaining useful life. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. For the years ended December 31, 2022, 2023 and 2024, no impairment of long-lived assets was recognized.

Leases

The Company leases offices in the PRC under operating leases. The Company determines whether an arrangement constitutes a lease at inception and records lease liabilities and right-of-use assets on its consolidated balance sheets at the lease commencement. The Company measures its lease liabilities based on the present value of the total lease payments not yet paid discounted based on its incremental borrowing rate, as the rates implicit in its leases are not determinable. The Company’s incremental borrowing rate is the estimated rate the Company would be required to pay for collateralized borrowing equal to the total lease payments over the term of the lease. The Company measures right-of-use assets based on the corresponding lease liability adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurs under the lease. The Company begins recognizing rent expenses when the lessor makes the underlying asset available to the Company.

For short-term leases, the Company records operating lease expenses in its consolidated statements of Income and comprehensive income on a straight-line basis over the lease term.

The Company adopted Accounting Standards Codification (“ASC”) Topic 842, Lease (“ASC 842”) on January 1, 2021, using the modified retrospective method. The Company determines if an arrangement is a lease at inception. Leases are classified as operating or finance leases in accordance with the recognition criteria in ASC 842-20-25. The Company’s leases do not contain any material residual value guarantees or material restrictive covenants.

JIADE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Leases (continued)

As the lessee, the Company recognizes in the consolidated balance sheet a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. For leases with a term of 12 months or less, the Company makes an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities and recognizes lease expenses for such lease generally on a straight-line basis over the lease term. For the years ended December 31, 2022, 2023 and 2024, the Company did not have any lease expenses of the leases with a term of 12 months or less.

Operating lease assets are included within right-of-use assets — operating lease, and the corresponding operating lease liabilities are included within operating lease liabilities on the consolidated balance sheets as of December 31, 2023 and 2024.

Intangible Assets, net

Intangible assets consist primarily of software purchased and under development and copyrights purchased. Software purchased and under development for internal use, including fees paid to third parties for services provided to develop the software, are stated at cost less accumulated amortization and impairment, if any. Generally, software is amortized using the straight-line method over its estimated useful life, which is typically 5 to 10 years. The estimated useful lives of amortized intangible assets are reassessed if circumstances occur that indicate the original estimated useful lives have changed. Copyrights represent the copyright certificate applied for vocational education and are initially stated at cost and amortized over their estimated useful lives. However, if the copyrights are not expected to generate future economic benefits at the time of recognition, amortization is deferred until such time as economic benefits are anticipated to begin.

Prepayment for acquisition

Prepayment for acquisition represents advance payments made by the Company for assets that are to be received in the future. These prepayments are recognized as assets on the consolidated balance sheet when the payment is made, provided the Company has a legal or contractual right to the future economic benefits associated with the prepayment. As of December 31, 2023 and 2024, the prepayment for acquisition amounted to nil and RMB32,000,000 (US$4,383,982), respectively.

Revenue recognition

The Company adopted ASC Topic 606, Revenue from Contracts with Customers for all periods presented. Accordingly, the consolidated financial statements for the years ended December 31, 2022, 2023 and 2024 are presented under ASC 606. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenue is the transaction price the Company expects to be entitled to in exchange for the promised services in a contract in the ordinary course of the Company’s activities and is recorded net of value-added tax (“VAT”). To achieve that core principle, the Company applies the following steps:

Step 1: Identify the contract (s) with a customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract; and

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

JIADE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

One-stop comprehensive education supporting services

The Company enters into service contracts with adult education institutions to provide one-stop comprehensive education supporting services. It is within the scope of the revenue recognition standard that the essence of such contractual arrangements involves the Company providing one-stop comprehensive education supporting services to adult education institutions, and those services or activities are considered part of the Company’s ordinary business operations and are exchanged for compensation. Accordingly, the Company identifies its customer as the adult education institutions to which it provides services. One-stop comprehensive education supporting services encompass exam administration services and teaching support services throughout the entire teaching cycle from pre-enrollment to post-graduation. Specifically, the Company offers pre-enrollment guidance on school/major selection and application strategy development, training for entrance exams, and assistance in the application process. Additionally, the Company provides offline tutoring, exam administration services, and analysis of students’ learning progress throughout the course of study, and the Company also offers post-graduation guidance on graduation thesis, and social practice assistance. The Company determined the transaction price based on customer demand, effect of competitors on the Company’s services, the number of students to be served and other market factors. The transaction price does not change, once the Company have verified the number of students to be served with adult education institutions. The Company currently does not have any modification of contract and the contracts currently do not have any variable consideration.

The Company provides one-stop comprehensive education supporting services from pre-enrollment services to post-graduation services. The adult education institutions take all the comprehensive education supporting services and without the comprehensive services the Company provides, the adult education institutions’ ability to benefit from the one-stop comprehensive education supporting services would be significantly limited over the contract term. These comprehensive services need to be combined into a single performance obligation because they are not separately identifiable in the contract. A customer obtains control of service if it has the ability to direct the use of and obtain substantially all of the remaining benefits from that service. The Company typically verifies the number of students served with the adult education institutions at the beginning of the year then issues settlement statements to the adult education institutions and, upon receipt of the adult education institutions’ services confirmation, the Company issues a bill to the customers. The Company satisfies its performance obligations to provide the comprehensive services to the adult education institutions throughout the terms of the contract. Therefore, the revenue from such services is recognized over the contract term on a monthly straight-line basis as adult education institutions receive and consume the benefits of such services.

The Company applies the practical expedient in Topic 606 that permits the Company to not disclose the aggregate amount of transaction price allocated to performance obligations that are unsatisfied as of the end of the period as the Company’s contracts have an expected length of one year or less. The Company also applies the practical expedient in Topic 606 that permits the recognition of incremental costs of obtaining contracts as an expense when incurred if the amortization period of such costs is one year or less. These costs are included in direct costs of revenue under costs and expenses. The Company uses independent contractors and third-party companies in the performance of its education supporting services. The Company evaluates who controls the education supporting services to determine whether its performance obligation is to transfer services to the customer or to arrange for services to be provided by another party. The Company determined it acts as the principal for its education supporting services performance obligation since it is in control of establishing the prices for these services and managing all aspects of services delivered to the institutions’ students. The Company determined it acts as the agent for textbooks ordering and delivery services as the company does not have the control of establishing the prices and does not bear the inventory risk.

JIADE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Value added tax (“VAT”)

Revenue represents the invoiced value of service, net of VAT. The VAT is based on gross sales price and VAT rates of 6%. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in tax payables. All of the VAT returns filed by the Company’s subsidiaries in the PRC remain subject to examination by the tax authorities for five years from the date of filing.

Income taxes

The Company follows the liability method of accounting for income taxes in accordance with ASC740 (“ASC740”), Income Taxes. The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes were incurred during the years ended December 31, 2022, 2023 and 2024. All of the tax returns of the Company’s subsidiaries in the PRC remain subject to examination by the tax authorities for five years from the date of filing.

Employee defined contribution plan

Full-time employees of the Company in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Company make contributions to the government for these benefits based on government prescribed percentage of the employee’s salaries. The Company has no legal obligation for the benefits beyond the contributions. The total amount was expensed as incurred. For the years ended December 31, 2022, 2023 and 2024, employee welfare contribution expenses amounted to RMB386,518, RMB475,456 and RMB557,800 (US$76,418), respectively.

Related parties

The Company adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions. Parties are considered related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered related if they are subject to common control or significant influence, such as a family member or relative, shareholder, or a related corporation.

Segment reporting

The Company operates and manages its business as a single segment, in accordance with ASC 280, Segment Reporting. The Company’s chief operating decision maker (“CODM”) is the Chief Executive Officer. The Company’s CODM assess the Company’s performance and results of operations on a consolidated basis. The Company generates substantially all of its revenue from clients in China. Accordingly, no geographical segments are presented. Substantially all of the Company’s long-lived assets are located in China.

JIADE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Earnings per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share.” ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common share outstanding for the period. Diluted EPS presents the dilutive effect on a per-share basis of the potential ordinary shares (such as convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (such as those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended December 31, 2022, 2023 and 2024, there were no dilutive shares.

Foreign currency translation

The Company’s reporting currency is Renminbi (“RMB”). The functional currency of the Company and the Company’s entities incorporated in the Cayman Islands and Hong Kong is the United States Dollar (“US$”). The functional currency of the Company’s PRC subsidiaries is the RMB.

Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency are measured and recorded in the functional currency at the exchange rate prevailing on the transaction date. Translation gains and losses are recognized in the statements of comprehensive income.

The Company’s reporting currency is RMB. For entities within the Company that have a functional currency other than the reporting currency, assets and liabilities are translated from each entity’s functional currency to the reporting currency at the exchange rates in effect on the balance sheet date. Equity amounts are translated at historical exchange rates. Revenue, expenses, gains and losses are translated using the average rates for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a component of other comprehensive income in the consolidated statements of income and comprehensive income and the consolidated statements of changes in shareholders’ equity.

Convenience Translation into United States Dollars

Translations of balances in the consolidated balance sheets, consolidated statements of income and comprehensive income and consolidated statements of cash flows from RMB into US$ are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB7.2993 on December 31, 2024. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2024, or at any other rate.

Research and Development Expenses

Research and development (“R&D”) expenses consist primarily of salaries and related personnel costs, depreciation and the cost of services used for the development of services management system. Other than software disclosed in intangible assets, all costs associated with R&D are expensed as incurred. For the years ended December 31, 2022, 2023 and 2024, research and development expenses were RMB378,502 RMB695,815 and RMB709,828 (US$97,246), respectively.

JIADE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Recently Issued Accounting Pronouncements

In November 2024, the Financial Accounting Standards Board (the “FASB”) issued ASU 2024-03, “Income Statement—Reporting Comprehensive Income (Subtopic 220-40): Disaggregation of Income Statement Expenses.” This pronouncement introduces new disclosure requirements aimed at enhancing transparency in financial reporting by requiring disaggregation of specific income statement expense captions. Under the new guidance, entities are required to disclose a breakdown of certain expense categories, such as: employee compensation; depreciation; amortization, and other material components. The disaggregated information can be presented either on the face of the income statement or in the notes to the financial statements, often using a tabular format. The ASU is effective for fiscal years beginning after December 15, 2025, and interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact. In January 2025, the FASB issued ASU 2025-01, which revises the effective date of ASU 2024-03 (on disclosures about disaggregation of income statement expenses) “to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027.” Entities within the ASU’s scope are permitted to early adopt the ASU.

In December 2023, the FASB issued ASU 2023-09, which is an update to Topic 740, Income Taxes. The amendments in this update related to the rate reconciliation and income taxes paid disclosures improve the transparency of income tax disclosures by requiring (1) adding disclosures of pretax income (or loss) and income tax expense (or benefit) to be consistent with U.S. Securities and Exchange Commission (the “SEC”) Regulation S-X 210.4-08(h), Rules of General Application — General Notes to Financial Statements: Income Tax Expense, and (2) removing disclosures that no longer are considered cost beneficial or relevant. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments in this update should be applied on a prospective basis. Retrospective application is permitted. The Company does not plan to early adopt ASU 2023-09 and is evaluating the impact of adoption of ASU 2023-09 on the consolidated financial statements.

JIADE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Recently Issued Accounting Pronouncements (continued)

Other accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

Note 3 — Accounts receivable, net

Accounts receivable, net consisted of the following:

	December 31,	December 31,	December 31,
	2023	2024	2024
	RMB	RMB	US$
Accounts receivable – third parties	7,819,344	10,666,230	1,461,268
Less: allowance for expected credit losses	—	(102,200)	(14,002)
Accounts receivable, net	7,819,344	10,564,030	1,447,266

As of December 31, 2023 and 2024, the aging of accounts receivable based on the services provided were as follows:

	December 31,	December 31,	December 31,
	2023	2024	2024
	RMB	RMB	US$
Within 90 days	3,127,336	3,606,000	494,020
90 – 180 days	2,737,936	3,606,000	494,020
180 days – 1 year	1,954,072	3,454,230	473,228
Accounts receivable	7,819,344	10,666,230	1,461,268

Note 4 — Prepayment and other current assets

Prepayment and other current assets consisted of the following:

	December 31,	December 31,	December 31,
	2023	2024	2024
	RMB	RMB	US$
Prepaid expenses	—	8,617,132	1,180,541
Escrow deposit	—	3,284,685	450,000
Other receivables	34,151	202,289	27,715
Total	34,151	12,104,106	1,658,256

JIADE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5 — Property and equipment, net

Property and equipment, net, consisted of the following:

	December 31,	December 31,	December 31,
	2023	2024	2024
	RMB	RMB	US$
Motor vehicle	360,000	917,135	125,647
Office equipment	254,319	289,688	39,687
Subtotal	614,319	1,206,823	165,334
Less: accumulated depreciation	(454,016)	(625,973)	(85,758)
Property and equipment, net	160,303	580,850	79,576

Depreciation expenses for the years ended December 31, 2022, 2023 and 2024 amounted to RMB273,796, RMB188,276 and RMB171,957 (US$23,558), respectively.

Note 6 — Intangible assets, net

Intangible assets, net, consisted of the following:

	December 31,	December 31,	December 31,
	2023	2024	2024
	RMB	RMB	US$
Software purchased	239,870	5,606,954	768,149
Software under development	1,782,178	—	—
Copyrights purchased	—	11,528,300	1,579,371
Subtotal	2,022,048	17,135,254	2,347,520
Less: accumulated amortization	(32,326)	(191,438)	(26,227)
Intangible assets, net	1,989,722	16,943,816	2,321,293

Software under development represents the software being developed for vocational education. Copyrights purchased represent the copyright certificate applied for vocational education. The amortization expenses were RMB7,390, RMB24,936 and RMB159,112 (US$21,798) for the years ended December 31, 2022, 2023 and 2024, respectively.

The following is a schedule, by fiscal years, of amortization amount of intangible assets as of December 31, 2024:

	Intangible assets
	RMB	US$
2025	1,739,410	238,298
2026	1,739,410	238,298
2027	1,737,829	238,082
2028	1,736,722	237,930
2029 and thereafter	9,990,445	1,368,685
Total	16,943,816	2,321,293

JIADE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 7 — Prepayment for acquisition

Prepayment for acquisition consisted of the following:

	December 31,	December 31,	December 31,
	2023	2024	2024
	RMB	RMB	US$
Prepayment for acquisition	—	32,000,000	4,383,982

On December 24, 2024, the Company entered into an equity transfer agreement (the “Kunyuan Agreement”) with Chengdu Meirusi Technology Co., Ltd. (“Meirusi”), which is a PRC limited liability company holding 75% of the equity interests in Sichuan Kunyuan Safety Technology Services Co., Ltd. (“Kunyuan”). Pursuant to the Kunyuan Agreement, the Company agreed to acquire 75% of the equity interests in Kunyuan from Meirusi. In consideration for the acquisition, the Company agreed to pay RMB9,000,000 to Meirusi, subject to the satisfaction by Meirusi and Kunyuan of their obligations under the Kunyuan Agreement. The Kunyuan Agreement contains customary covenants, closing conditions, and other obligations and rights of the parties. The Kunyuan Agreement had been approved by directors on December 23, 2024 and the Company announced and filed Form 6-K on December 27, 2024. On December 30, 2024, the Company paid the acquisition consideration and recognized the prepayment for acquisition on the consolidated balance sheets.

On December 24, 2024, the Company entered into an equity transfer agreement (the “Jiazhi Agreement”) with Meirusi, the sole shareholder of Sichuan Jiazhi Taizhang Safety Technology Co., Ltd. (“Jiazhi”). Pursuant to the Jiazhi Agreement, the Company agreed to acquire 100% of the equity interests in Jiazhi from Meirusi. In consideration for the acquisition, the Company agreed to pay RMB23,000,000 to Meirusi, subject to the satisfaction by Meirusi and Jiazhi of their obligations under the Jiazhi Agreement. The Jiazhi Agreement contains customary covenants, closing conditions, and other obligations and rights of the parties. The Jiazhi Agreement had been approved by directors on December 23, 2024 and the Company announced and filed Form 6-K on December 27, 2024. On December 30, 2024, the Company paid the acquisition consideration and recognized the prepayment for acquisition on the consolidated balance sheets.

JIADE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8 — Right-of-use assets and lease liabilities

Leases are classified as operating leases or finance leases in accordance with ASC 842. The Company’s operating leases are mainly related to office facilities in the PRC. For leases with terms greater than 12 months, the Company records the related asset and liability at the present value of lease payments over the term. The Company’s lease agreements do not contain any material guarantees or restrictive covenants. The Company does not have any material finance leases or any sublease activities. Short-term leases, defined as leases with initial term of 12 months or less, are not reflected on the Consolidated Balance Sheets.

	For the years ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Operating lease expenses	374,395	304,800	405,356	55,534

Other information about the Company’s lease is as follows:

	As of December 31,	As of December 31,	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
Operating cash flows used in operating lease	310,832	357,355	48,957
Right-of-use assets obtained in exchange for new operating lease liabilities	35,502	994,972	136,311
Right-of-use assets derecognized for termination of operation lease liabilities	1,999,354	78,588	10,767
Gain from termination of operating lease liabilities	50,555	—	—
Weighted-average remaining lease term-operating	1.0 years	1.5 years	1.5 years
Weighted-average discount rate-operating	12%	12%	12%

The following is a maturity analysis of the annual undiscounted cash flows for the lease liabilities as of December 31, 2024:

	Operating lease
	RMB	US$
Years ending December 31,
2025	548,312	75,118
2026	274,156	37,559
Total undiscounted lease payments	822,468	112,677
Less: Imputed interest	54,425	7,456
Lease liabilities recognized in the Consolidated Balance Sheet	768,043	105,221

JIADE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9 — Other payables

Other payables consisted of the following:

	December 31,	December 31,	December 31,
	2023	2024	2024
	RMB	RMB	US$
Accrued expenses	591,562	1,352,992	185,360

Note 10 — Deferred revenue

	December 31,	December 31,	December 31,
	2023	2024	2024
	RMB	RMB	US$
Deferred revenue	58,293	620,000	84,940
Information about deferred revenue:
Revenue recognized that was included in unearned revenue as of January 1, 2023 and 2024	16,848	58,293	7,986

Note 11 — Short-term Loans

Outstanding balance of bank loans consisted of the following:

	December 31,	December 31,	December 31,
	2023	2024	2024
	RMB	RMB	US$
Short-term loan from Bank of China(a)	3,000,000	4,000,000	547,998
(a)	On August 30, 2023, the Company obtained an RMB3,000,000 loan from Bank of China for a term of twelve months, with Mr. Yuan Li as a co-borrower, at a fixed annual interest rate of 3.45% per annum. On August 30, 2024, the Company obtained an RMB4,000,000 loan from Bank of China for a term of twelve months at a fixed annual interest rate of 3.35% per annum.
(b)	Interest expenses were RMB11,725, RMB65,315 and RMB108,090 (US$14,808) for the years ended December 31, 2022, 2023 and 2024, respectively. The effective interest rates were 11.52%, 4.79% and 3.35% for the years ended December 31, 2022, 2023 and 2024, respectively.

Note 12 — Taxes

(a)	Corporate Income Taxes

Cayman Island

The Company is incorporated in the Cayman Islands. The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the government of the Cayman Islands save for certain stamp duties which may be applicable, from time to time, on certain instruments.

JIADE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 — Taxes (continued)

Hong Kong

Under Hong Kong tax laws, with effect from April 1, 2018, a two-tiered profits tax rate regime applies. The profits tax rate for the first HKD2 million of corporate profits is 8.25%, while the standard profits tax rate of 16.5% remains for profits exceeding HKD2 million. The Company’s Hong Kong subsidiaries, Jiadezhigao HK and WISMASS HK, are subject to Hong Kong profits tax on their taxable income as reported in their statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. There were no assessable profits derived from or earned from Jiadezhigao HK and WISMASS HK for any of the periods presented.

PRC

Under the Enterprise Income Tax (“EIT”) Law of the PRC, domestic enterprises and Foreign Investment Enterprises are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on a case-by-case basis. EIT grants preferential tax treatment to High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. Kebiao Technology was approved as an HNTE on November 2, 2022. As a result, Kebiao Technology has been entitled to a reduced income tax rate of 15% in 2023 and 2024. According to the Announcement of the State Taxation Administration on the Implementation of Income Tax Preferential Policies to Support the Development of Small Low Profit Enterprises and Individual Businesses, 25% of the annual taxable income of small low profit enterprises that does not exceed RMB1 million will be included in the taxable income, and the enterprise income tax will be paid at the rate of 20%. Jiade Zhigao and Shenzhen Kebiao are eligible for the above preferential tax policies for small and micro enterprises in 2023 and 2024.

The impact of the tax holidays noted above decreased taxes by RMB624,761, RMB1,145,885 and RMB1,015,692 (US$139,149) for the years ended December 31, 2022, 2023 and 2024, respectively. The impact of the benefit of the tax holidays on net income per share (basic and diluted) was RMB0.03, RMB0.05 and RMB0.04 for the years ended December 31, 2022, 2023 and 2024, respectively.

i)	The components of the income tax provision are as follows:

	For the years ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Current	854,886	1,551,288	561,041	76,862
Deferred	32,496	—	(15,330)	(2,100)
Total provision for income taxes	887,382	1,551,288	545,711	74,762

JIADE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 — Taxes (continued)

ii)The following table reconciles PRC statutory rates to the Company’s effective tax rate:

The following table reconciles the China statutory rates to the Company’s effective tax rate for the years ended December 31, 2023 and 2024:

	For the years ended December 31,
	2022	2023	2024
Statutory rate in the PRC	25.0%	25.0%	25.0%
Effect of the PRC preferential tax rate	(10.0)%	(10.3)%	(11.9)%
R&D additional deduction	(0.9)%	(0.8)%	(1.5)%
Reversal due to tax period difference	0.0%	0.0%	(14.3)%
Changes in valuation allowance	0.0%	0.0%	1.1%
Non-deductible expenses*	0.1%	0.1%	10.5%
Effective tax rate	14.2%	14.0%	8.9%
*	Non-deductible expenses mainly represent expenditures not deductible for PRC tax purposes.

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2023 and 2024, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2022, 2023 and 2024.

(b)Taxes payable

Taxes payable consist of the following:

	December 31,	December 31,	December 31,
	2023	2024	2024
	RMB	RMB	US$
Income tax payable	2,374,432	1,613,840	221,096
Value-added tax payable	554,939	359,420	49,240
Total taxes payable	2,929,371	1,973,260	270,336

Note 13 — Segment reporting

ASC280, “Segment Reporting,” establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments.

The Company’s chief operating decision maker, the Chief Executive Officer, reviews the consolidated results when making decisions about allocating resources and assessing the performance of the Company as a whole and hence, the Company has only one reportable segment. The Company does not distinguish between markets or segments for the purpose of internal reporting. The Company’s assets are substantially all located in the PRC and substantially all of the Company’s revenue and expenses are derived from the PRC. Therefore, no geographical segments are presented.

JIADE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 14 — Shareholders’ equity

The Company was established as a holding company under the laws of the Cayman Islands on February 20, 2023. The original authorized number of ordinary shares is 200,000,000 shares with par value of US$0.01 per share. As of December 31, 2023 and 2024, 22,235,471 and 24,535,471 ordinary shares were issued and outstanding, respectively. The shares are presented on a retroactive basis to reflect the recapitalization.

Additional paid-in capital

As of December 31, 2023, additional paid-in capital in the consolidated balance sheet represented the combined contributed capital of the Company’s subsidiaries.

During the year ended December 31, 2024, the Company issued 2,000,000 shares through its IPO and 300,000 shares pursuant to the underwriters’ exercise of an over-allotment option in connection therewith, at US$4.00 per share for RMB66,442,520 (US$9,200,000). The net proceeds of RMB54,936,088 (US$7,606,453) after deducting underwriting discounts and the offering expenses payable were received by the Company. Of such amount, RMB3,284,685 (US$450,000) is held in the escrow trust account of the Company’s transfer agent for the purposes to cover any unpaid legal claims associated with, or arising subsequent to, the IPO. The RMB3,284,685 (US$450,000) will be held in the escrow trust account for a period of 18 months from the IPO completion date.

Statutory reserves and restricted net assets

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Company’s board of directors. The statutory reserve as determined pursuant to PRC statutory laws totaled approximately RMB1,494,652 and RMB2,054,975 (US$281,530) as of December 31, 2023 and 2024, respectively.

Because the Company’s operating subsidiaries in the PRC can only be paid out of distributable profits reported in accordance with PRC accounting standards, the Company’s operating subsidiaries in the PRC are restricted from transferring a portion of their net assets to the Company. The restricted amounts include the paid-in capital and statutory reserves of the Company’s entities in the PRC. The aggregate amount of paid-in capital and statutory reserves, which represented the amount of net assets of the Company’s operating subsidiaries in the PRC not available for distribution, was RMB4,223,736 and RMB4,784,059 (US$655,413) as of December 31, 2023 and 2024, respectively.

Ordinary shares subscribed

Subscribed shares are shares that shareholders have promised to buy. As of December 31, 2023 and 2024, the total number of shares that shareholders have promised to buy up to 22,235,471 shares which were issued and outstanding. The shares are presented on a retroactive basis to reflect the recapitalization.

Note 15 — Related party balances and transactions

The following is a list of related parties which the Company has transactions with:

(a)	Chengdu Jinjiang District New Vision Training School (“New Vision”), a private non-enterprise organization significantly influenced by Ms. Jie Tong, spouse of Mr. Yuan Li from April 1, 2020 to February 20, 2023.
(b)	Mr. Yuan Li, 100% owner of the Company’s largest shareholder and one of the directors of the Company.
(c)	Mr. Hangyu Dai, key management of the Company.
(d)	Ms. Li, Tan, key management of the Company.

JIADE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15 — Related party balances and transactions (continued)

Amounts due from related parties

The amounts due from related parties consisted of the following:

	December 31,	December 31,	December 31,
	2023	2024	2024
	RMB	RMB	US$
Mr. Hangyu Dai	8,000	—	—
Mr. Yuan Li	—	4,439,705	608,237

All amounts due from related parties are unsecured, interest-free and repayable on demand. The Company loan to Mr. Yuan Li for short-term financing is expected to be repaid by the end of June 30, 2025.

Amounts due to related party

The amounts due to related parties consisted of the following:

	December 31,	December 31,	December 31,
	2023	2024	2024
	RMB	RMB	US$
Mr. Yuan Li	—	275,000	37,675
Ms. Li Tan	—	100	14

Amounts due from Mr. Yuan Li represent the purchase payment for vehicle on behalf of the Company, which is mainly due to that vehicle installment payments can only be processed on behalf of the Company in the name of its legal representative.

Related party transactions

	For the years ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
New Vision	5,158,349	853,089	—	—

Note 16 — Concentrations and risks

(a)Concentrations

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of accounts receivable. The Company conducts credit evaluations of its customers, and generally does not require collateral or other security from them. The Company evaluates its collection experience and long outstanding balances to determine the need for an allowance for credit loss. The Company conducts periodic reviews of the financial condition and payment practices of its customers to minimize collection risk on accounts receivable.

JIADE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 16 — Concentrations and risks (continued)

(a)Concentrations (continued)

The following table sets forth a summary of single customers who represent 10% or more of the Company’s total revenue:

	For the years ended December 31,
	2022		2023		2024	2024
	RMB		RMB		RMB	US$
Amount of the Company’s revenue
Customer A	5,158,349	(1)	6,227,547	(1)	6,335,377	867,943
Customer B	1,956,272		4,567,925		5,567,642	762,764
Customer C	—		2,728,962		3,876,263	531,046
(1)	The amount represented the revenue generated from a related party as described in Note 15.

The following table sets forth a summary of single customers who represent 10% or more of the Company’s total accounts receivable:

	December 31,	December 31,		December 31,
	2023	2024		2024
	RMB	RMB		US$
Amount of the Company’s revenue
Customer A	2,911,200	4,113,500		563,547
Customer B	3,842,000	5,201,700		712,630
Customer D	862,400	N/A	(2)	N/A	(2)
(2)	Accounts receivable due from the relevant customer were less than 10% of the Company’s total accounts receivable as of December 31, 2024.

(b)Credit risk

Credit risk is the potential financial loss to the Company resulting from the failure of a customer or a counterparty to settle its financial and contractual obligations to the Company, as and when they fall due. As the Company does not hold any collateral, the maximum exposure to credit risk is the carrying amounts of accounts and other receivables (exclude prepayments) and cash and cash equivalents presented on the consolidated balance sheets. The Company has no other financial assets which carry significant exposure to credit risk.

(c)Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s interest rate risk arises primarily from loans. Loans issued at variable rates and fixed rates expose the Company to cash flow interest rate risk and fair value interest rate risk respectively.

(d)Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

JIADE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 16 — Concentrations and risks (continued)

(d)Liquidity risk (continued)

Typically, the Company ensures that it has sufficient cash on demand to meet expected operational expenses for a period of 90 days, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

Note 17 — COMMITMENTS

Operating lease commitments

The total future minimum lease payments including the agreed upon property management fee under the non-cancellable operating lease with respect to the contractual obligations were as follows:

	December 31,	December 31,	December 31,
	2023	2024	2024
	RMB	RMB	US$
Within 1 year	—	143,438	19,651
1 – 2 years	—	71,719	9,825
Total	—	215,157	29,476

Note 18 — CONTINGENCIES

Contingencies

In the ordinary course of business, the Company may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Company records contingent liabilities resulting from such claims, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims and litigation as of December 31, 2024 and through the issuance date of these consolidated financial statements.

Note 19 — SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through to the date consolidated financial statements were issued, and determined that no other events that would have required adjustment or disclosure in the consolidated financial statements except for the events mentioned below:

On January 9, 2025, Chengdu Meirusi Technology Co., Ltd. and Sichuan Kunyuan Safety Technology Services Co., Ltd., two independent parties, fulfilled the obligations under the equity transfer agreement signed on December 24, 2024. Thereupon Sichuan Kunyuan Safety Technology Services Co., Ltd. became a subsidiary of the Company as of January 9, 2025.

on January 26, 2025, Chengdu Meirusi Technology Co., Ltd. and Sichuan Jiazhi Taizhang Safety Technology Co., Ltd., two independent parties, fulfilled the obligations under the equity transfer agreement signed on December 24, 2024. Thereupon Sichuan Jiazhi Taizhang Safety Technology Co., Ltd. became a subsidiary of the Company as of January 26, 2025.

On March 4, 2025, the Company obtained eight copyright registration certificates.

JIADE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 20 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. The payment of dividends by entities organized in the PRC is subject to limitations, procedures and formalities. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in the PRC. The Company’s subsidiaries are also required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its statutory reserves account until the accumulative amount of such reserves reaches 50% of its respective registered capital. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends.

In addition, the Company’s operations and revenue are conducted and generated in the PRC, and all of the Company’s revenue earned and currency received are denominated in RMB. RMB is subject to the foreign exchange control regulation in China, and, as a result, the Company may be unable to distribute any dividends outside of China due to PRC foreign exchange control regulations that restrict the Company’s ability to convert RMB into U.S. dollars.

Regulation S-X requires the condensed financial information of the registrant shall be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. For purposes of the above test, restricted net assets of consolidated subsidiaries shall mean that amount of the registrant’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party. The condensed parent company financial statements have been prepared in accordance with Rule 12-04, Schedule I of Regulation S-X as the restricted net assets of the Company’s PRC subsidiary exceed 25% of the consolidated net assets of the Company.

Certain information and footnote disclosures normally included in financial statements prepared in conformity with generally accepted accounting principles have been condensed or omitted. The Company’s investment in subsidiary is stated at cost plus equity in undistributed earnings of subsidiaries.

The condensed financial information has been prepared using the same accounting policies as set out in the consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries. For the parent company, the Company records its investments in subsidiaries under the equity method of accounting as prescribed in ASC 323, Investments — Equity Method and Joint Ventures. Such investments are presented on the Condensed Balance Sheets as “Investments in subsidiaries” and the subsidiaries’ gain as “Equity in gain of subsidiaries” on the Condensed Statements of Comprehensive Income.

For the years ended December 31, 2022, 2023 and 2024, there were no material contingencies, significant provisions of long-term obligations, or guarantees of the Company.

JIADE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 20 —  CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY  (continued)

PARENT COMPANY CONDENSED BALANCE SHEETS

	December 31,	December 31,	December 31,
	2023	2024	2024
	RMB	RMB	US$
ASSETS:
Cash and cash equivalents	—	4,437	608
Prepayment and other current assets	—	3,450,175	472,672
Due from subsidiaries	—	43,345,774	5,938,347
Investment in subsidiaries	17,675,604	25,822,112	3,537,615
TOTAL ASSETS	17,675,604	72,622,498	9,949,242
LIABILITIES AND SHAREHOLDERS’ EQUITY:
Payroll payable	—	159,243	21,816
Other payable	—	1,314,148	180,041
TOTAL LIABILITIES	—	1,473,391	201,857
SHAREHOLDERS’ EQUITY
Ordinary shares, US$0. 01 par value, 200,000,000 shares authorized, 22,235,471 and 24,535,471 shares issued and outstanding as of December 31, 2023 and 2024	1,542,964	1,709,070	245,355
Additional paid-in capital	2,729,084	50,014,763	6,851,994
Statutory reserves	1,494,652	2,054,975	281,530
Ordinary shares subscribed	(1,542,964)	(1,542,964)	(222,355)
Accumulated other comprehensive income	—	418,491	57,088
Retained earnings	13,451,868	18,494,772	2,533,773
TOTAL SHAREHOLDERS’ EQUITY	17,675,604	71,149,107	9,747,385
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	17,675,604	72,622,498	9,949,242

JIADE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 20 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY  (continued)

PARENT COMPANY CONDENSED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the years ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
General and administrative expenses	—	—	2,471,530	338,598
Research and development expenses	—	—	86,320	11,826
LOSS FROM OPERATIONS	—	—	(2,557,850)	(350,424)
Interest income	—	—	14,569	1,996
Equity in gain of subsidiaries	5,316,277	9,483,524	8,146,508	1,116,067
INCOME BEFORE INCOME TAX	5,316,277	9,483,524	5,603,227	767,639
NET INCOME	5,316,277	9,483,524	5,603,227	767,639

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustment	—	—	418,491	57,333
TOTAL COMPREHENSIVE INCOME	5,316,277	9,483,524	6,021,718	824,972

JIADE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 20 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY  (continued)

PARENT COMPANY CONDENSED STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES:
Total net income	5,316,277	9,483,524	5,603,227	767,639
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in gain of subsidiaries	(5,316,277)	(9,483,524)	(8,146,508)	(1,116,067)
Unrealized foreign exchange loss	—	—	418,491	57,333
Changes in operating assets and liabilities:
Prepayment and other current assets	—	—	(179,935)	(24,651)
Other payables	—	—	1,314,148	180,038
Payroll payables	—	—	159,243	21,816
NET CASH USED IN OPERATING ACTIVITIES	—	—	(831,334)	(113,892)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of ordinary shares upon the completion of IPO	—	—	54,481,760	7,463,971
Proceeds from issuance of ordinary shares upon exercise of underwriters’ over-allotment option	—	—	8,690,520	1,190,596
Net repayment from related parties	—	—	(52,885,180)	(7,245,240)
Deferred costs related to initial public offering	—	—	(9,451,329)	(1,294,827)
NET CASH PROVIDED BY FINANCING ACTIVITIES	—	—	835,771	114,500
NET INCREASE IN CASH AND CASH EQUIVALENT	—	—	4,437	608
TOTAL CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	—	—	—	—
TOTAL CASH AND CASH EQUIVALENTS, END OF YEAR	—	—	4,437	608