Form 20-F
period 2025-12-31
JIADE Ltd
filed 2026-04-10
CIK 1976908

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Yuan Li, Co-Chief Executive Officer

Telephone: (+86) 400-028-0776

Email: kevin@sckbkj.com

At the address of the Company set forth above

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares	JDZG	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 892,686 Class A ordinary shares and 42,083 Class B ordinary shares.

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

ii

INTRODUCTION

In this annual report on Form 20-F (“Annual Report”), unless the context otherwise requires, references to:

●	“adult education institutions” are to training schools, institutions, or other organizations that offer a variety of educational programs or courses specifically tailored to meet the learning needs of individuals who are beyond traditional school age, including programs and courses related to Self-taught Higher Education Examinations (defined below), the National Unified Examination for College Admissions for Adults (defined below), and the Open University of China (defined below).
●	“China” or the “PRC” are to the People’s Republic of China;
●	“Class A Ordinary Shares” are to the Class A ordinary shares of JIADE LIMITED, par value US$0.0025 per share;
●	“Class B Ordinary Shares” are to the Class B ordinary shares of JIADE LIMITED, par value US$0.0025 per share;
●	“Jiadezhigao HK” are to JIADEZHIGAO LIMITED, a Hong Kong corporation and a wholly owned subsidiary of Jiade Cayman (defined below);
●	“Jiade Zhigao” are to Sichuan Jiade Zhigao Technology Co., Ltd., a limited liability company organized under the laws of the PRC, which is 99.2324% owned by Shenzhen Kebiao (defined below) and 0.7676% owned by WISMASS HK (defined below);
●	“Jiazhi” are to Sichuan Jiazhi Taizhang Safety Technology Co., Ltd., a limited liability company organized under the laws of the PRC, which is 100% owned by Jiade Zhigao;
●	“Kebiao Technology” are to Sichuan Kebiao Technology Co., Ltd., a PRC limited liability company, which is wholly owned by Jiade Zhigao;
●	“Kunyuan” are to Sichuan Kunyuan Safety Technology Services Co., Ltd., a limited liability company organized under the laws of the PRC, which is 75% owned by Jiade Zhigao;
●	“Ordinary Shares” are to the Class A Ordinary Shares and Class B Ordinary Shares of JIADE LIMITED, collectively;
●	“Preference Shares” are the preference shares of JIADE LIMITED, par value of US$0.0025 per share;
●	“Renminbi” or “RMB” are to the legal currency of China;
●	“Self-taught Higher Education Examinations,” “self-study exams,” or “self-enrollment exams” are to a Chinese education system that allows individuals to study and take exams to earn higher education qualifications without attending formal college or university courses, whereby those who pass the Self-taught Higher Education Examinations are granted qualifications equivalent to those earned through traditional college or university courses, and these qualifications are recognized by the Chinese government and many employers in China;
●	“Shenzhen Kebiao” are to Shenzhen Kebiao Technology Co., Ltd., a limited liability company organized under the laws of the PRC, which is 99.9771% owned by Jiadezhigao HK;
●	“The Group” are to JIADE LIMITED and its subsidiaries;

●	“The National Unified Examination for College Admissions for Adults” or “NUE” are to a standardized test in China for adults seeking admission to undergraduate programs in universities, where the NUE provides individuals who have not had the opportunity to pursue higher education with a chance to gain admission to universities and pursue further education, and the test covers a range of subjects, including Chinese language, mathematics, and English, and is administered annually by the PRC Ministry of Education (the “MOE”);
●	“The Open University of China” or “OUC” are to a distance education institution in China that provides education to people who are unable to attend traditional universities, where the OUC offers undergraduate and graduate programs, as well as non-degree continuing education courses, by utilizing a variety of media, including television, radio, and the Internet, for program delivery;
●	“the PRC subsidiaries” or “our PRC subsidiaries” are to Shenzhen Kebiao, Jiade Zhigao, Kebiao Technology, Kunyuan, and Jiazhi, collectively;
●	“U.S. dollars,” “US$,” “$,” and “dollars” are to the legal currency of the United States;
●	“we,” “us,” “our,” “Jiade Cayman,” “our Company,” or the “Company” are to JIADE LIMITED, a Cayman Islands exempted company; and
●	“WISMASS HK” are to WISMASS INTERNATIONAL HOLDINGS LIMITED, a Hong Kong corporation and a wholly owned subsidiary of Jiade Cayman.

This Annual Report includes our audited consolidated financial statements for the years ended December 31, 2023, 2024, and 2025. In this Annual Report, we refer to assets, obligations, commitments, and liabilities in our consolidated financial statements in United States dollars. These dollar references are based on the exchange rate of RMB to United States dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of United States dollars which may result in an increase or decrease in the amount of our obligations and the value of our assets.

Unless expressly indicated herein to the contrary, all references to share amounts in this Annual Report give retroactive effect to a 1-for-8 share consolidation, which was effected on June 24, 2025, and a 1-for-25 share consolidation, which was effected on March 23, 2026 (collectively, the “Share Consolidations”).

This Annual Report contains translations of RMB amounts into U.S. dollars at specified rates. Unless otherwise stated, the following exchange rates are used in this Annual Report:

	December 31,
US$Exchange Rate	2023	2024	2025
At the end of the year – RMB	RMB7.0999 to $1.00	RMB7.2993 to $1.00	RMB6.9961 to $1.00
Average rate for the year – RMB	RMB7.0896 to $1.00	RMB7.1933 to $1.00	RMB7.1711 to $1.00

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

The successful development and maintenance of our PRC subsidiaries’ systems, software, applications, and other platforms are crucial to the attractiveness of our PRC subsidiaries’ services to their customers. In order to achieve our PRC subsidiaries’ strategic objectives and remain competitive, our PRC subsidiaries must continue to develop and enhance their technology. However, our PRC subsidiaries’ efforts may prove to be unsuccessful. Our PRC subsidiaries’ software, systems, platforms, or applications may become inaccessible in the event of system errors, significant traffic increases, power outages, disruption or failure in the national backbone network, or damage from fire, flood, power loss, or telecommunications failure. In addition, our PRC subsidiaries’ technology platforms upon which the management systems and online programs operate, and our PRC subsidiaries’ other databases, products, systems, and source codes, could contain undetected errors or “bugs” that could adversely affect their performance. Our PRC subsidiaries’ computer networks may also be vulnerable to unauthorized access, hacking, computer viruses, and other security breaches. A user who circumvents our PRC subsidiaries’ security measures could misappropriate proprietary information or cause interruptions or malfunctions in operations. Moreover, our PRC subsidiaries may be required to expend significant resources to protect against the threat of security breaches or to alleviate problems caused by these breaches. We have taken several measures to assess, identify, and manage material risks from cybersecurity threats. Specifically, the information technology (“IT”) department of Kebiao Technology, one of our PRC subsidiaries, is responsible for the daily operation and maintenance of network equipment and infrastructure. The IT department identifies and responds to risk incidents based on the technical standards and workflows established by the department. Additionally, if the IT department cannot make independent decisions regarding a risk incident, it will report the incident to our board of directors for discussion and resolution. Our board of directors, which currently consists of Yuan Li, Xiaohui Li, Shuang Qiu, Yi Chen, and Shang Wu, is responsible for reviewing reports from personnel with reporting obligations, such as the head of the IT department, regarding any significant risks impacting the software operation and data security of our PRC subsidiaries that they cannot independently assess or manage. See “Item 6. Directors, Senior Management and Employees.” Our board of directors is also responsible for inquiring about the status and progress of significant matters related to such cybersecurity threats, and consulting with relevant departments and personnel in order to conduct timely, accurate, and thorough analyses, discussions, and actions pertaining to such cybersecurity threats, if any. If there are risks that may threaten national security, public interests, or the students’ lives and property, the board of directors proactively report to relevant authorities and cooperate with them in addressing the related risks. Both the IT department and the general administrative department of Kebiao Technology are responsible for overseeing, managing, and documenting data acquired during routine software operations. While the IT department is in charge of maintaining and managing basic data logs and reports related to the daily operation of the software network system, as well as the storage of personal information of students, the general administrative department is responsible for overall record management, particularly concerning the storage and management of documents related to corporate strategic development, production and operation, corporate management, and company secrets, if applicable.

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

Since April 2020, our PRC subsidiaries have successfully developed and acquired software copyrights for 40 software systems or platforms, including the KB Platform, the Enrollment Information Automation Management System, the Backend Management System for Academic Administration, and the Education Service Management System. However, the adult education supporting service industry is subject to rapid technological changes, evolving industry standards, and new product and service introductions, which may render our PRC subsidiaries’ technologies insufficient or obsolete. There can be no assurance that our PRC subsidiaries will be able to anticipate technological developments, develop new enhancements for existing software platforms and services, improve existing functionality to meet rapidly evolving demands, or offer new software, systems, applications, and related services that garner market acceptance. New software products and services require significant upfront investments and there can be no assurance that our PRC subsidiaries will be able to recover such investments in new products and services. If our PRC subsidiaries fail to adapt to the rapidly changing technologies or develop suitable products and services to meet the evolving requirements, it may materially and adversely affect our business, financial condition, and results of operations.

Our PRC subsidiaries’ business may rely on a few customers that account for more than 10% of their total revenue, and interruption in their operations may have an adverse effect on our business, financial condition, and results of operations.

During the years ended December 31, 2023, 2024, and 2025, our PRC subsidiaries derived most of their revenue from a few adult education institution customers. For the year ended December 31, 2023, the top three customers of our PRC subsidiaries, Chengdu Jinjiang New Vision Training School, New Vision Huoda (Chengdu) Educational Technology Co., Ltd., and Sichuan Action Education & Technology Co., Ltd., accounted for 40%, 29%, and 18% of our total revenue, respectively. For the year ended December 31, 2024, the top three customers of our PRC subsidiaries, Chengdu Jinjiang New Vision Training School, New Vision Huoda (Chengdu) Educational Technology Co., Ltd., and Sichuan Cultural Investment Digital Culture Industry Co., Ltd accounted for 34%, 30%, and 21% of our total revenue, respectively. For the year ended December 31, 2025, the top three customers of our PRC subsidiaries, Chengdu Jinjiang New Vision Training School, Sichuan Cultural Investment Digital Culture Industry Co., Ltd, and New Vision Huoda (Chengdu) Educational Technology Co., Ltd., accounted for 25%, 19%, and 11% of our total revenue, respectively. Pursuant to a typical service agreement entered into between Kebiao Technology, one of our PRC subsidiaries, and a major customer, Kebiao Technology is required to (i) provide a range of auxiliary solutions to the customer’s students, including enrollment, question and answer (“Q&A”) support, and tutoring services related to their courses and studies, (ii) timely respond to any question and request raised by the customer’s students regarding the enrollment, courses, and examinations; (iii) maintain the software platforms provided by Kebiao Technology and ensure their reliability and functionality, including timely responding to various technical issues raised by the customer’s students regarding live streaming, video replay, and document downloads; and (iv) keep and handle with care all information, data, and materials provided by the customer, and are prohibited from using such information outside the scope of the service agreement or disclose it to any third party. Pursuant to the service agreement, the customer is required to pay service fees, within three months after settlement confirmation by both parties, based on the actual number of students served and the type of services provided. The service agreement typically has a term of one year and may be terminated by Kebiao Technology if the customer fails to make payments or a bankruptcy, liquidation, or other similar procedure occurs with respect to the customer, or by the customer if Kebiao Technology fails to the provide the services specified by the agreement and does not rectify the issues after receiving written notice from the customer, or fails to maintain the confidentiality of the customer’s information. See “Item 4. Information of the Company — B. Business Overview — Customers.”

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

For the years ended December 31, 2023, 2024, and 2025, our PRC subsidiaries derived approximately 100.0%, 100.0%, and 99.1% of the total revenue from Sichuan Province, respectively, while 98.1%, 98.2%, and 85.7% was derived specifically from Chengdu City, respectively. These cities are expected to continue to be important sources of our PRC subsidiaries’ revenue. If any of these cities experience any event that would negatively affect the adult education market, including (i) the occurrence of a significant economic downturn, global recession, natural disaster, or widespread outbreak of contagious diseases, (ii) the implementation of regulations by local governments that affect the adult education market and impose additional restrictions on our PRC subsidiaries, and (iii) intensified competition due to increasing numbers of companies offering similar software and technology services in these cities, our business and results of operations may be materially and adversely affected.

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

Our PRC subsidiaries consider their copyrights, trademarks, trade names, domain names, and other intellectual property rights invaluable to their ability to continue to develop and enhance their brand recognition. In particular, as of the date of this Annual Report, our PRC subsidiaries have already acquired 40 software copyrights and eight copyright registration certificates since their incorporation in April 2020. See “Item 4. Information of the Company — B. Business Overview — Technology.” Our PRC subsidiaries rely on a combination of copyright, trademark, and trade secret laws to protect their intellectual property rights. Nevertheless, the measures our PRC subsidiaries take to protect their intellectual property rights may be inadequate to prevent improper or unauthorized uses. The improper or unauthorized uses of our PRC subsidiaries’ intellectual property rights may decrease the brand value and cause a decline in sales. Our PRC subsidiaries could, even if by omission, fail to renew an intellectual property right in a timely manner, or third parties may challenge, and succeed in obtaining the invalidation of, any existing or future intellectual property issued to, or licensed to our PRC subsidiaries. Monitoring and preventing the improper or unauthorized uses of intellectual property rights requires significant effort, and could result in substantial costs and diversion of our PRC subsidiaries’ management’s attention and resources. There can be no assurance that the steps that have been, or will be, taken to protect intellectual property rights will be sufficient or that third parties will not infringe upon or misappropriate our PRC subsidiaries’ proprietary rights. Failure to adequately protect our PRC subsidiaries’ intellectual property could materially and adversely affect our business, financial condition, and results of operations.

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

On December 3, 2025, two labor arbitration cases were filed against Jiazhi in China, with claimed amounts of RMB18,983 and RMB8,735, respectively. The first hearings were held for both cases, but no decisions have been made as of the date of this Annual Report. Other than the foregoing cases, our PRC subsidiaries have not been subject to any employment-related claims as of the date of this Annual Report. However, from time to time, our PRC subsidiaries may be subject to various employment-related claims, such as individual actions or government enforcement actions relating to wage-hour, labor standards, or healthcare and benefits issues. Such actions, if brought against our PRC subsidiaries and successful in whole or in part, may materially and adversely affect our business, financial condition, and results of operations.

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

As a result, our PRC subsidiaries gradually recovered from the negative impact of the COVID-19 pandemic on their results of operations. For the years ended December 31, 2025 and 2024, the COVID-19 pandemic did not have a material net impact on our PRC subsidiaries’ financial position and operating results. However, the emergence of regional recurrences of the COVID-19 pandemic and the corresponding restrictive measures are beyond our control. The extent to which the COVID-19 pandemic, or similar natural disasters and health epidemics and outbreaks, may impact our PRC subsidiaries will depend on future developments, which are highly uncertain and cannot be predicted, including the duration, severity, and recurrence of any such outbreak, the effectiveness of mitigation strategies, and third-party actions taken to contain its spread and mitigate its public health effects. Any of these factors may materially and adversely affect our business, financial condition, and results of operations.

Uncertain economic or social conditions may adversely impact our PRC subsidiaries’ business.

Our PRC subsidiaries’ business could be negatively impacted by reduced demand for their one-stop comprehensive education supporting services related to one or more significant local, regional, or global economic or social disruptions. These disruptions may include: a slow-down, recession or inflationary pressures in the general economy; reduced market growth rates; tighter credit markets for our PRC subsidiaries’ suppliers, vendors, or customers; a significant shift in government policies; significant social unrest; escalating trade tensions or trade wars, including between the United States and China, or the deterioration of economic relations between countries or regions. In particular, the heightened military conflict involving the U.S., Israel, and Iran, which escalated significantly in February 2026, has led to profound instability in global financial and energy markets. These events, including the closure of strategic airspaces and critical maritime routes such as the Strait of Hormuz and the Red Sea, have contributed to a dramatic increase in the price of oil and gas and created widespread market uncertainty. The ongoing disruptions caused by these military actions, and the potential for further escalation, could result in protracted and severe damage to the global economy and investment climate.

Furthermore, the continuing war in Ukraine and the resulting sanctions levied by the U.S., the European Union, and other nations against Russia continue to impact global financial markets. The extent and duration of these military actions in the Middle East and Eastern Europe, as well as the resulting sanctions and market disruptions, are impossible to predict but are expected to remain substantial.

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

During the years ended December 31, 2023, 2024, and 2025, our revenue was approximately RMB15,571,000, RMB18,742,000, and RMB25,702,000 (US$3,674,000), respectively. For the years ended December 31, 2023 and 2024, our net income was approximately RMB9,562,000 and RMB5,607,000, respectively, and for the year ended December 31, 2025, our net loss was approximately RMB10,528,000 (US$1,505,000). The results of operations may vary from period to period in response to a variety of factors beyond control, including the general economic conditions, regulatory actions, changes in demand for adult education supporting services, increased competition, constantly changing industry trends, or our failure to capitalize on growth opportunities. Due to these and other factors, our historical financial performance, growth rates, profitability and operating results may not indicate future performance and you should not rely on them to predict our future performance.

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

We may need to obtain additional debt or equity financing to fund our PRC subsidiaries’ future capital expenditures and to address working capital needs that may arise in the normal course of operations. While we do not anticipate seeking additional financing in the immediate future, any additional equity financing may result in dilution to the holders of our outstanding Class A Ordinary Shares. Additional debt financing may impose affirmative and negative covenants that restrict our freedom to operate our business. There can be no assurance that we will be able to obtain additional financing on favorable terms, or any financing at all, and the failure to obtain sufficient financing could adversely affect our business operations, particularly in a challenging or uncertain global economic environment.

Our non-binding memorandum of understanding with Chinalink Education Group may not be successfully implemented or deliver anticipated benefits, due to execution, coordination, and regulatory risks.

On June 6, 2025, we entered into a strategic cooperation memorandum of understanding (the “Chinalink MOU”) with Chinalink Education Group ((주)차이나링크), a South Korea-based education brand specializing in artificial intelligence (“AI”)-empowered education and cultural exchange programs. The Chinalink MOU is intended to establish a framework for collaboration in vocational education, AI-enhanced teacher training, study-abroad preparation programs, curriculum development, and diversified cross-border education services (the “Chinalink Collaboration”). Through the Chinalink Collaboration, the parties seek to integrate their respective strengths in technology, curriculum development, and education services to jointly promote high-quality, technology-enabled education for students in China and internationally.

However, the Chinalink MOU is non-binding and subject to further negotiation, definitive agreements, implementation arrangements, and applicable regulatory considerations. There can be no assurance that the Chinalink Cooperation contemplated under the Chinalink MOU will be successfully implemented, completed on commercially reasonable terms, or generate the anticipated benefits. The Chinalink Collaboration involves complex initiatives, including, among other things, AI-driven education technologies, cross-border curriculum development, and international market expansion, which may require substantial resources, coordination, and time. Differences in business objectives, operational priorities, management practices, or regulatory interpretations between the parties could delay, limit or prevent the execution of specific projects. If the Chinalink Cooperation fails to progress as expected, the Company’s international expansion strategy and anticipated growth opportunities may be materially and adversely affected.

Evolving multi-jurisdictional regulatory requirements for AI-enabled and cross-border education services may increase compliance costs and adversely affect our business.

The Chinalink Collaboration involves AI-enabled education solutions, cross-border education services, and operations across multiple jurisdictions, including the PRC, South Korea, and potentially other international markets. These activities are subject to evolving and complex regulatory frameworks relating to education, data protection, artificial intelligence, cybersecurity, content approval, and cross-border data transfers in the relevant jurisdictions, among other considerations. Regulatory changes or increased enforcement in any such jurisdiction could increase compliance costs, limit the deployment of AI technologies, restrict curriculum offerings, or require modifications to existing business models. Any failure to comply with applicable laws or to effectively manage these technological and regulatory risks could materially and adversely affect the Company’s business, financial condition, and results of operations.

Reliance on open-source AI and third-party technologies may create legal, security, compliance, and operational risks that could adversely affect our business.

The Chinalink Collaboration may involve open-source AI and third-party technologies, which may expose our PRC subsidiaries participating in such collaboration to various risks. Reliance upon contributions from a community of external developers to maintain and update these technologies, may introduce uncertainty regarding their availability and development timeline. Any discontinuation or delay in updates could force us to seek alternative solutions, increasing their costs, and potentially disrupting their operations. Additionally, compliance with the complex landscape of open-source licenses is challenging. Non-compliance could lead to significant legal penalties or the requirement to release our proprietary code.

Open-source AI technologies may also pose security and reliability concerns, as they are more susceptible to exploitation due to their public nature. Security vulnerabilities or bugs could compromise the integrity of our products and services, resulting in reputational harm, loss of customer trust, and financial damage. Open-source software may not always align with regulatory requirements in different jurisdictions, potentially exposing us to legal and compliance risks. Ensuring that the use of open-source AI technology complies with applicable laws and regulations adds complexity and could cause us to incur additional costs. The inherent lack of control over these external technologies and their development could limit our ability to customize solutions and promptly respond to market demands, impacting our innovation capabilities and market position. In addition, companies that incorporate open-source software into their solutions and services have, from time to time, faced claims challenging the ownership of open-source software and compliance with open-source license terms. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open-source software or noncompliance with open-source licensing terms. Some open-source software licenses may require users who distribute open-source software as part of their software to publicly disclose all or part of the source code to such software and make available any derivative works of the open-source code on unfavorable terms or at no cost. Any requirement to disclose sources code or pay damages for breach of contract could be harmful to our business, financial condition, and results of operations.

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

As an exempted company incorporated under the laws of the Cayman Islands, we conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, all of our directors and officers, namely Yuan Li, Xiaohui Li, Li Tan, Xiang Lan, Hangyu Dai, Shuang Qiu, Yi Chen, and Shang Wu, and, all or a substantial portion of the assets of our directors and officers are located outside the United States. As a result, it may be difficult for you to effect service of process upon those persons inside mainland China. It may be difficult for you to enforce judgments obtained in U.S. courts based on civil liability provisions of the U.S. federal securities laws against us and our officers and directors who do not currently reside in the U.S. or have substantial assets in the U.S. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the U.S. or any state.

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

Given the Chinese government’s significant oversight and discretion over the conduct of our PRC subsidiaries’ business, the Chinese government may intervene or influence their operations at any time, which could result in a material change in our PRC subsidiaries’ operations and/or the value of our Class A Ordinary Shares.

The Chinese government has significant oversight and discretion over the conduct of our PRC subsidiaries’ business and may intervene or influence their operations at any time as the government deems appropriate to further regulatory, political, and societal goals, which could result in a material change in our PRC subsidiaries’ operations and/or the value of our Class A Ordinary Shares.

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

Our PRC subsidiaries have not made adequate social insurance and housing fund contributions for all employees, and they may be required to make up for the shortfall in the social insurance contributions as well as to pay late fees at the rate of 0.05% per day of the outstanding amount from the due date. If they fail to make up for the shortfalls within the prescribed time limit, the relevant administrative authorities will impose a fine of one to three times the outstanding amount upon them. With respect to housing fund plans, our PRC subsidiaries may be required to pay and/or deposit housing funds in full and on time within the prescribed time limit. If they fail to do so, relevant authorities could impose a fine of not less than RMB10,000 nor more than RMB50,000 and file applications to competent courts for compulsory enforcement of payment and deposit. As of December 31, 2025, we estimate that the amount of outstanding social insurance premiums and housing funds was approximately RMB622,000 and the amount of late fees and potential fines was in the range of RMB731,000 and RMB1,974,000. We have not made accruals for the expected amounts owed, including late fees and fines that may be imposed by the relevant local government authorities in the financial statements. There are a number of policies providing that local governmental authorities shall act carefully to avoid burdensome measures over the small- and medium-size entities. For example, pursuant to the Emergency Notice on Practicing Principles of the State Council Executive Meeting and Stabilizing Work on Collecting Social Insurance Premiums, promulgated by the Ministry of Human Resources and Social Security on September 21, 2018, local authorities are prohibited from recovering the unpaid social insurance premiums from enterprises without permission in a centralized manner. Although we have not received any inquiry, notice, warning, or sanction regarding such late fees or fines, the interpretation and implementation of labor-related laws and regulations are still constantly evolving which may be further amended from time to time. Accordingly, if the relevant PRC authorities determine that our PRC subsidiaries shall make supplemental social insurance and housing fund contributions or that they are subject to fines and legal sanctions in relation to their failure to make social insurance and housing fund contributions in full for their employees, their business, financial condition, and results of operations may be adversely affected.

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

The lack of access to the PCAOB inspection in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause existing and potential investors in our Class A Ordinary Shares to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our auditor prior to January 20, 2025, ZH CPA LLC, had been inspected by the PCAOB on a regular basis in the ordinary course of the audit period in which it was engaged. Our new auditor since January 20, 2025, Enrome LLP, is an independent registered public accounting firm with the PCAOB, and, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Enrome LLP is headquartered in Singapore, and the PCAOB performed an onsite inspection in April 2025; however, Enrome LLP is still awaiting the results of the inspection as of the date of this Annual Report. Neither ZH CPA LLC nor Enrome LLP is subject to the determination issued by the PCAOB on December 16, 2021. However, the recent developments may add uncertainties to our offerings and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us since we are an emerging growth company and substantially all of our operations are conducted in China.

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

Relevant PRC laws and regulations permit the companies in the PRC to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, each of the companies in the PRC are required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. The companies in the PRC are also required to further set aside a portion of their after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at their discretion. These reserves are not distributable as cash dividends. Furthermore, in order for us to pay dividends to our shareholders, we will rely on payments made from Kebiao Technology, Kunyuan, and Jiazhi to Jiade Zhigao as dividends and the distribution of such payments to Shenzhen Kebiao or WISMASS HK as dividends from Jiade Zhigao, the distribution of such payments to Jiadezhigao HK as dividends from Shenzhen Kebiao, and then the distribution of such payments to our Company as dividends from Jiadezhigao HK and WISMASS HK. If any of our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

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

China’s economy has experienced increases in labor costs in recent years. China’s overall economy and the average wage in China are expected to continue to grow. The average wage level for our PRC subsidiaries’ employees has also increased in recent years. The average monthly wage level of our PRC subsidiaries increased from RMB8,700 in 2023 to RMB9,196 in 2024, and increased further to RMB41,000 in 2025. For the years ended December 31, 2023, 2024, and 2025, our PRC subsidiaries’ employee salaries and benefits were approximately RMB2,188,000, RMB2,869,000, and RMB11,382,000 (US$1,627,000), respectively. We expect that their labor costs, including wages and employee benefits, will continue to increase. Unless our PRC subsidiaries are able to pass on these increased labor costs to their customers by increasing prices for their products or services, their profitability and results of operations may be materially and adversely affected.

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

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, including SAFE Circular 19, SAFE Circular 16, and other relevant rules and regulations, we cannot assure you that we will be able to complete the necessary registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans or capital contributions to Shenzhen Kebiao, Jiade Zhigao, Kebiao Technology, Kunyuan and Jiazhi. As a result, uncertainties exist as to our ability to provide prompt financial support to Shenzhen Kebiao, Jiade Zhigao, Kebiao Technology, Kunyuan and Jiazhi when needed. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we received or expect to receive from our offshore offerings and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our PRC subsidiaries’ business, including their liquidity and their ability to fund and expand their business.

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

Our business is conducted in the PRC through our PRC subsidiaries, and their books and records are maintained in RMB. The financial statements that we file with the SEC and provide to our shareholders are partly presented in U.S. dollars. Changes in the exchange rates between the RMB and U.S. dollar affect the value of our PRC subsidiaries’ assets and results of operations, when presented in U.S. dollars. The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions and perceived changes in the economy of the PRC and the United States. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenue, and financial condition. Further, our Class A Ordinary Shares offered in the U.S. are offered in U.S. dollars, we need to convert the net proceeds we receive into RMB in order to use the funds for our PRC subsidiaries’ business. Changes in the conversion rate among the U.S. dollar and the RMB will affect the amount of proceeds we will have available for our PRC subsidiaries’ business.

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

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenue in RMB. Under our current corporate structure, Jiade Cayman may rely on receipt of funds from Jiadezhigao HK, which is dependent on receipt of funds from Shenzhen Kebiao, which will in turn rely on payments made from Kebiao Technology, Kunyuan, and Jiazhi to Jiade Zhigao, and the distribution of such payments from Jiade Zhigao to Shenzhen Kebiao. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements.

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

U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny, criticism, and negative publicity by investors, financial commentators, and regulatory agencies, such as the SEC. Much of the scrutiny, criticism, and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism, and negative publicity, the publicly traded stock of many U.S. listed Chinese companies sharply decreased in value and, in some cases, have become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector- wide scrutiny, criticism, and negative publicity will have on us, our business, and the price of our Class A Ordinary Shares. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our Company. This situation will be costly and time-consuming and could distract our management from developing our business. If such allegations are not proven to be groundless, we and our business operations will be severely affected and you could sustain a significant decline in the value of our Class A Ordinary Shares.

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

Our PRC legal counsel, however, has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC governmental agencies, including the CSRC, would reach the same conclusion as we have. If it is determined that the CSRC approval is required for our offerings in the U.S., we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek the CSRC approval for our offerings in the U.S. These sanctions may include fines and penalties on our operations in the PRC, limitations on our operating privileges in the PRC, delays in or restrictions on the repatriation of the proceeds from our offerings in the U.S. into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our PRC subsidiaries, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation, and prospects, as well as the trading price of our Class A Ordinary Shares.

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

Furthermore, if future laws, administrative regulations, or provisions mandate further actions to be taken by us or our PRC subsidiaries with respect to our existing corporate structure, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, resulting in a material change in our operations and/or a material change in the value of our Class A Ordinary Shares, including that it could cause the value of our Class A Ordinary Shares to significantly decline or become worthless.

Risks Relating to Our Dual-Class Share Structure

The dual class structure of our Ordinary Shares has the effect of concentrating voting control with Mr. Yuan Li, our Chairman of the Board of Director and Co-Chief Executive Officer, and his interests may not be aligned with the interests of our other shareholders.

We have a dual-class voting structure consisting of Class A Ordinary Shares and Class B Ordinary Shares. Under this structure, holders of Class A Ordinary Shares are entitled to one vote per one Class A Ordinary Share, and holders of Class B Ordinary Shares are entitled to 50 votes per one Class B Ordinary Share, which may cause the holders of Class B Ordinary Shares to have an unbalanced, higher concentration of voting power. As of the date of this Annual Report, Mr. Yuan Li, our Chairman of the Board of Directors and Co-Chief Executive Officer, beneficially owns 15,835, or approximately 1.15% of our issued Class A Ordinary Shares, and 2,942,083, or 100%, of our issued Class B Ordinary Shares, representing approximately 99.09% of the voting rights in our Company. As a result, until such time as Mr. Yuan Li’s voting power is below 50%, Mr. Yuan Li as the controlling shareholder has substantial influence over our business, including decisions regarding mergers, consolidations, and the sale of all or substantially all of our assets, election of directors, and other significant corporate actions. He may take actions that are not in the best interests of us or our other shareholders. These corporate actions may be taken even if they are opposed by our other shareholders. Further, such concentration of voting power may discourage, prevent, or delay the consummation of change of control transactions that shareholders may consider favorable, including transactions in which shareholders might otherwise receive a premium for their shares. Future issuances of Class B Ordinary Shares may also be dilutive to the holders of Class A Ordinary Shares. As a result, the market price of our Class A Ordinary Shares could be adversely affected.

The dual-class structure of our Ordinary Shares may adversely affect the trading market for our Class A Ordinary Shares.

Several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our Ordinary Shares may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our Class A Ordinary Shares.

Since we are a “controlled company” within the meaning of the Nasdaq listing rules, we are allowed to follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders.

Our largest shareholder, Mr. Yuan Li, indirectly owns more than a majority of the voting power of our outstanding Ordinary Shares. Under the Nasdaq listing rules, a company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company” and is permitted to phase in its compliance with the independent committee requirements. Although we do not intend to rely on the “controlled company” exemptions under the Nasdaq listing rules even if we are a “controlled company,” we could elect to rely on these exemptions in the future. If we were to elect to rely on the “controlled company” exemptions, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, if we rely on the exemptions, during the period we remain a controlled company and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

Risks Relating to Our Class A Ordinary Shares and the Trading Market

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our Class A Ordinary Shares may be materially and adversely affected.

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

Our failure to implement and maintain effective internal controls over financial reporting could result in errors in our financial statements that could result in a restatement of our financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, which may result in volatility in and a decline in the market price of our Class A Ordinary Shares.

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

In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of our Class A Ordinary Shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud, misuse of corporate assets and legal actions under the United States securities laws and subject us to potential delisting from the Nasdaq Capital Market (“Nasdaq”), to regulatory investigations and to civil or criminal sanctions.

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

We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of our initial public offering (“IPO”), (b) in which we have total annual gross revenue of at least US$1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Class A Ordinary Shares that is held by non-affiliates exceeds US$700 million as of the prior June 30, and (2) the date on which we have issued more than US$1.0 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

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

Because we are an “emerging growth company,” we may not be subject to requirements that other public companies are subject to, which could affect investor confidence in us and our Class A Ordinary Shares.

For as long as we remain an “emerging growth company,” as defined in the JOBS Act, we will elect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of shareholder approval of any golden parachute payments not previously approved. Because of these lessened regulatory requirements, our shareholders would be left without information or rights available to shareholders of more mature companies. Further, we elected to use the extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (1) are no longer an emerging growth company or (2) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, these financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates. If some investors find our Class A Ordinary Shares less attractive as a result, there may be a less active trading market for our Class A Ordinary Shares and our share price may be more volatile.

Substantial future sales of our Class A Ordinary Shares or the anticipation of future sales of our Class A Ordinary Shares in the public market could cause the price of our Class A Ordinary Shares to decline.

An aggregate of 1,372,714 Class A Ordinary Shares are outstanding as of the date of this Annual Report. If our existing shareholders sell, or indicate an intent to sell, substantial amounts of our Class A Ordinary Shares in the public market, the trading price of our Class A Ordinary Shares could decline significantly. Similarly, the perception in the public market that our shareholders might sell our Class A Ordinary Shares could also depress the market price of our shares. A decline in the price of our Class A Ordinary Shares might impede our ability to raise capital through the issuance of additional Class A Ordinary Shares or other equity securities. In addition, the issuance and sale by us of additional Class A Ordinary Shares, or securities convertible into or exercisable for our Class A Ordinary Shares, or the perception that we will issue such securities, could reduce the trading price for our Class A Ordinary Shares as well as make future sales of equity securities by us less attractive or not feasible.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our Class A Ordinary Shares if the market price of our Class A Ordinary Shares increases.

The market price of our Class A Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

From the closing of our initial public offering on May 17, 2024 to the date of this Annual Report, the closing price of our Class A Ordinary Shares has ranged from $1.50 to $2,594.00 per share. The trading price of our Class A Ordinary Shares is likely to continue to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in their trading prices. The trading performances of other Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our Class A Ordinary Shares, regardless of our actual operating performance.

The market price of our Class A Ordinary Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

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

The price of our Class A Ordinary Shares could be subject to rapid and substantial volatility.

There have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with recent initial public offerings, especially among those with relatively smaller public floats. As a relatively small-capitalization company with a relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume, and less liquidity than large-capitalization companies. In particular, our Class A Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades, and large spreads in bid and ask prices. Such volatility, including any stock run-ups, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares.

In addition, if the trading volumes of our Class A Ordinary Shares are low, persons buying or selling in relatively small quantities may easily influence the price of our Class A Ordinary Shares. This low volume of trades could also cause the price of our Class A Ordinary Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Class A Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Class A Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Class A Ordinary Shares. A decline in the market price of our Class A Ordinary Shares also could adversely affect our ability to issue additional Class A Ordinary Shares or other of our securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in our Class A Ordinary Shares will develop or be sustained. If an active market does not develop, holders of our Class A Ordinary Shares may be unable to readily sell the shares they hold or may not be able to sell their shares at all.

Our largest shareholder, Mr. Yuan Li, owns a significant percentage of our Ordinary Shares and may be able to exert significant influence over matters subject to shareholder approval.

As of the date of this Annual Report, our largest shareholder, Mr. Yuan Li, directly or indirectly controls approximately 99.09% of the aggregate voting power of the issued and outstanding Ordinary Shares. Mr. Yuan Li has the ability to have substantial influence on our Company and matters submitted to our shareholders for approval, including the election and removal of directors and the approval of any merger, consolidation, or sale of all or substantially all of our assets. As a result, our other shareholders may have little or no influence over matters submitted for shareholder approval. In addition, the ownership of our largest shareholder could preclude any unsolicited acquisition of us, and consequently, adversely affect the price of our Class A Ordinary Shares. Our largest shareholder may make decisions that are adverse to your interests.

If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Nevertheless, our directors and officers are required to file Section 16(a) reports (Forms 3, 4, and 5) with the SEC to report beneficial ownership interests in us. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and we are not required to disclose in our periodic reports all of the information that United States domestic issuers are required to disclose. While we currently are qualified as a foreign private issuer, we may cease to qualify as a foreign private issuer in the future, in which case we would incur significant additional expenses that could have a material adverse effect on our results of operations.

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

In order to maintain our listing on Nasdaq, we are required to comply with certain rules of Nasdaq, including those regarding minimum stockholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. On December 17, 2024, we received a letter from the Listing Qualifications Department of Nasdaq notifying us that we are not in compliance with the minimum bid price requirement as set forth in Nasdaq Listing Rule 5550(a)(2) for continued listing on Nasdaq. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), we have been provided 180 calendar days, or until June 16, 2025, to regain compliance with Nasdaq Listing Rule 5550(a)(2). To regain compliance, the Class A Ordinary Shares must have a closing bid price of at least US$1.00 for a minimum of 10 consecutive business days. Had we not regained compliance by June 16, 2025, we might have been eligible for additional time to regain compliance or might have otherwise faced delisting.

However, on July 18, 2025, we received a written notification from the Listing Qualifications Department of Nasdaq informing us that our Class A Ordinary Shares had traded above $1.00 per share for 10 consecutive business days from June 24, 2025 to July 10, 2025, and, thus, we had regained compliance with the minimum bid price requirement for continued listing set forth in Nasdaq Listing Rule 5550(a)(2).

There is no assurance that we will be able to continue to satisfy the continued listing requirements and the other rules of the Nasdaq Capital Market in the future. In the event that we become non-compliant with any of the continued listing requirements or other rules of the Nasdaq Capital Market and cannot regain compliance within the required deadlines therefor, we may face delisting. If Nasdaq subsequently delists our securities from trading, we could face significant consequences, including:

●	a limited availability for market quotations for our securities;

●	reduced liquidity with respect to our securities;
●	a determination that our Class A Ordinary Shares are a “penny stock,” which will require brokers trading in our Class A Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Class A Ordinary Shares;
●	limited amount of news and analyst coverage; and
●	a decreased ability to issue additional securities or obtain additional financing in the future.

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

If we are classified as a PFIC, United States taxpayers who own our Class A Ordinary Shares may have adverse United States federal income tax consequences.

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

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our Class A Ordinary Shares, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

Depending on the amount of assets held for the production of passive income, it is possible that, for our 2025 taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income, in which case we would be deemed a PFIC, which could have adverse U.S. federal income tax consequences for U.S. taxpayers who are shareholders. We will make this determination following the end of any particular tax year. For purposes of the PFIC analysis, in general, a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the equity by value.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were or are determined to be a PFIC, see “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation — PFIC Consequences.”

Nasdaq has adopted enhanced listing standards and has proposed other related rule changes that expand its discretionary authority, which could adversely affect our ability to maintain our listing on Nasdaq, limit the liquidity of our securities, or result in increased volatility or delisting risk.

Nasdaq has recently adopted a series of rule changes that enhance its initial and continued listing standards and has proposed other related rule changes to the SEC for approval, that expand Nasdaq’s discretionary authority in evaluating and enforcing compliance with those standards. For example, Nasdaq has recently proposed amendments to its initial listing standards that would impose additional requirements specifically on China-based issuers, including heightened liquidity thresholds and more rigorous corporate governance disclosures. These proposed changes reflect a broader trend by Nasdaq to increase scrutiny of companies with significant operations or affiliations in China. In addition, recent changes to Nasdaq listing standards and Nasdaq’s expanded discretionary authority to deny initial listings under Rule IM-5101-3, even where a company meets all applicable quantitative and qualitative criteria, further signal a trend toward tighter listing controls. In exercising this discretion, Nasdaq has indicated that it may consider factors such as a company’s geographic nexus, business model, and relationships with professional advisors. As such, companies with operations in China or other emerging markets may face a higher burden in satisfying Nasdaq’s listing expectations. Moreover, Nasdaq has recently increased its initial listing requirements relating to the minimum market value of unrestricted publicly held shares. Effective January 17, 2026, companies seeking to list on the Nasdaq Capital Market or the Nasdaq Global Market under the net income standard are required to have a minimum market value of unrestricted publicly held shares of $15 million, compared to prior thresholds of $5 million and $8 million, respectively.

On January 13, 2026, Nasdaq filed a rule proposal with the SEC to adopt a new continued listing requirement that would require all companies listed on the Nasdaq Global Market or Nasdaq Capital Market to maintain a minimum market value of listed securities of US$5 million. Under the proposed rule, if a company’s market value of listed securities falls below this threshold for 30 consecutive trading days, Nasdaq may immediately suspend trading and initiate delisting proceedings without affording the company a compliance cure period. This proposed rule, if adopted, would be in addition to Nasdaq’s existing continued listing requirements, which include minimum bid price, publicly held shares, and shareholders’ equity, among others. If the market value of our Class A Ordinary Shares were to fall below the proposed $5 million threshold or we otherwise fail to satisfy Nasdaq’s continued listing standards, we could face delisting proceedings on an accelerated basis. Moreover, even if we remain in compliance with quantitative criteria, Nasdaq retains discretionary authority under Rule IM-5101-1 to suspend or terminate a company’s listing if necessary to protect investors or ensure the orderly operation of the market. We cannot assure you that we will be able to maintain compliance with Nasdaq’s continued listing standards, particularly in light of our trading volume, market capitalization, public float and other qualitative factors. If we are unable to maintain our listing, we may be forced to trade on an over-the-counter market, which may be less liquid and more volatile and could impair investors’ ability to buy or sell our Class A Ordinary Shares. The loss of our Nasdaq listing could also reduce our visibility and credibility in the market and adversely affect our ability to access capital through future equity financings.

Item 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

Corporate History and Structure

Kebiao Technology was established on April 28, 2020, as a limited liability company organized under the laws of the PRC. On December 14, 2022, Kebiao Technology was acquired by Jiade Zhigao, a limited liability company organized on May 6, 2022 under the laws of the PRC, from Yuan Li and Zhirong Zhou, two previous owners of Kebiao Technology for a total consideration of RMB2,000,000. On December 2, 2022, WISMASS HK, a company incorporated in Hong Kong on October 24, 2022 and then a wholly owned subsidiary of WISMASS BVI, entered into a share transfer agreement with Yuan Li, who was then the 51.33% owner of Jiade Zhigao, to acquire 9% of the equity interests in Jiade Zhigao from Yuan Li for a total consideration of RMB180,000. Consequently, Jiade Zhigao became a foreign-invested enterprise in the PRC. On May 26, 2023, WISMASS HK entered into a share subscription agreement with Jiade Zhigao to purchase newly issued 9.8901% of the equity interests in Jiade Zhigao, for a total consideration of RMB751,648. As of the date of this Annual Report, WISMASS HK owns 0.7676% of the equity interests in Jiade Zhigao.

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

On December 2, 2024, the registered capital of Shenzhen Kebiao was increased from RMB2,075,147 to RMB38,304,147. The additional RMB 36,229,000 (approximately US$5 million) was subscribed and fully paid by its shareholder, Jiadezhigao HK. The entire amount of US$5 million was recorded as paid-in capital. Following this capital contribution, Jiadezhigao HK’s equity interest in Shenzhen Kebiao increased to 99.9771%. On June 13, 2024, Shenzhen Kebiao subscribed for an additional 2.4965% equity interest in Jiade Zhigao at a price of RMB16,453,868 (approximately US$2.27 million). Of such amount, RMB56,183 (approximately US$7,751) was recorded as paid-in capital and RMB16,397,685 (approximately US$2,262,249) was recorded as capital reserve. Following the capital contribution, Shenzhen Kebiao held 99.2324% of the equity interests in Jiade Zhigao, and WISMASS HK held the remaining 0.7676% of the equity interests in HK.

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

JD LIYUAN LIMITED(1)
ZHOUZHIRONG LIMITED(2)
JDJDZG LIMITED(3)
JDZTZG LIMITED(4)
Public Shareholders
99.08%
0.02%
0.01%
0.01%
0.88%
JIADE LIMITED "Jiade Cayman" Cayman Island, 2023
Outside of PRC
Inside of PRC
100%
100%
100%
JIADEZHIGAO LIMITED "Jiadezhigao HK" Hong Kong, 2023
HK Yifu International Limited "HK Yifu" Hong Kong, 2025
WISMASS INTERNATIONAL HOLDINGS LIMITED "WISMASS HK" Hong Kong, 2022
99.9771%
Shenzhen Kebiao Technology Co., Ltd. "Shenzhen Kebiao"(5) The PRC, 2023
0.7676%
99.2324%
100%
Sichuan Jiade Zhigao Technology Co., Ltd. "Jiade Zhigao" The PRC, 2022
75%
100%
100%
Sichuan Kunyuan Safety Technology Services Co., Ltd, "Kunyuan"(6) The PRC, 2021
Sichuan Kebiao Technology Co., Ltd. "Kebiao Technology" The PRC, 2020
Sichuan Jiazhi Safety Technology Co., Ltd. "Jiazhi" The PRC, 2023

Notes:

*All percentages reflect the voting ownership interests instead of the equity interests held by each of our shareholders given that each holder of Class B Ordinary Shares will be entitled to 50 votes per one Class B Ordinary Share and each holder of Class A Ordinary Shares will be entitled to one vote per one Class A Ordinary Share.

(1)	Represents 2,942,083 Class B Ordinary Shares indirectly held by Yuan Li, the 100% owner of JD LIYUAN LIMITED, as of the date of this Annual Report.

(2)	Represents 33,083 Class A Ordinary Shares indirectly held by Zhirong Zhou, the 100% owner of ZHOUZHIRONG LIMITED, as of the date of this Annual Report.
(3)	Represents 5,335 Class A Ordinary Shares held by JDJDZG LIMITED, which is 16.82% owned by Yuan Li and 83.18% owned by 13 other shareholders, as of the date of this Annual Report.
(4)	Represents 10,500 Class A Ordinary Shares held by JDZTZG LIMITED, which is 79.72% owned by Yuan Li and 20.28% owned by six other shareholders, as of the date of this Annual Report.
(5)	As of the date of this Annual Report, Shenzhen Kebiao is 99.9771% owned by Jiadezhigao HK. The remaining 0.0229% of the company is collectively owned by Yuan Li, Zhirong Zhou, Sichuan Zhongtaizhigao Information Technology Consulting Partnership, and Sichuan Jiaduozhigao Information Technology Consulting Partnership.
(6)	As of the date of this Annual Report, Kunyuan is 75% owned by Jiade Zhigao. The remaining 25% of the shares of the company are collectively owned by two shareholders (specifically, 15% are owned by Huai Tang and 10% are owned by Tingting Deng).

We are subject to certain legal and operational risks associated with the business operations of our PRC subsidiaries being based in China, which could cause the value of our securities to significantly decline or become worthless. Applicable PRC laws and regulations governing such current business operations are sometimes vague and uncertain, and as a result these risks may result in material changes in the operations of our PRC subsidiaries, significant depreciation or a complete loss of the value of our Class A Ordinary Shares, or a complete hindrance of our ability to offer, or continue to offer, our securities to investors. Recently, the PRC government adopted a series of regulatory actions and issued statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. As confirmed by our PRC counsel, China Commercial Law Firm, we are not subject to cybersecurity review or network data security review by the CAC under the Cybersecurity Review Measures, or if the draft Regulations on the Network Data Security Administration (Draft for Comments) (the “Security Administration Draft”) are enacted as proposed, because our PRC subsidiaries are not critical information infrastructure operators (“CIIOs”) or online platform operators that possess personal information of at least one million users or engage in data processing activities that affect or may affect national security. Since these statements and regulatory actions are new, however, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, ability to accept foreign investments, and our continuous listing on the Nasdaq Stock Market. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in the PRC — Greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our PRC subsidiaries’ business and our offerings.”

In addition, our Class A Ordinary Shares may be prohibited from trading on a national exchange under the Holding Foreign Companies Accountable Act (the “HFCA Act”) if the Public Company Accounting Oversight Board (United States) (the “PCAOB”) is unable to inspect our auditors for two consecutive years, as amended, beginning in 2022. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, the Consolidated Appropriations Act was signed into law by former President Biden, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act, which reduced the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB- registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions. Our auditor prior to January 20, 2025, ZH CPA LLC, had been inspected by the PCAOB on a regular basis in the ordinary course of the audit period in which it was engaged. Our auditor since January 20, 2025, Enrome LLP, is headquartered in Singapore, and the PCAOB performed an onsite inspection in April 2025; however, Enrome LLP is still awaiting the results of the inspection as of the date of this Annual Report. Neither ZH CPA LLC nor Enrome LLP is subject to the determination issued by the PCAOB on December 16, 2021. However, the recent developments may add uncertainties to our offerings, and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. If trading in our Class A Ordinary Shares is prohibited under the HFCA Act in the future because the PCAOB determines that it cannot inspect or fully investigate our auditor at such future time, Nasdaq may determine to delist our Class A Ordinary Shares and trading in our Class A Ordinary Shares could be prohibited. On August 26, 2022, the CSRC, the MOF, and the PCAOB signed the Protocol, governing inspections and investigations of audit firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB will consider the need to issue a new determination. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in the PRC — Recent joint statement by the SEC and the PCAOB, rule changes by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our continued listing or future offerings of our securities in the U.S.”

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

Our PRC subsidiaries place a great premium on technology research and development. As of the date of this Annual Report, our PRC subsidiaries have acquired 40 software copyrights and eight copyright registration certificates since their incorporation in April 2020. In November 2022, Kebiao Technology, one of our PRC subsidiaries, was designated a High and New Technology Enterprise (“HNTE”) (No. GR202251000919) by Sichuan Provincial Department of Science and Technology, Sichuan Provincial Department of Finance, and Sichuan Provincial Tax Bureau of the State Taxation Administration. This certification is awarded to companies that have engaged in continuous research and development and technology commercialization leading to significant independent intellectual property rights within certain high-tech sectors.

In addition to the foregoing, we completed the acquisitions of Kunyuan and Jiazhi in January 2025. Kunyuan and Jiazhi primarily provides safety technology training for personnel engaged in five major categories of conventional special operations; namely: (i) fusion welding and thermal cutting operations; (ii) work at height (scaffolding and erection operations); (iii) high-altitude installation, maintenance, and dismantling operations; (iv) high-voltage electrical work; and (v) low-voltage electrical work. Kunyuan and Jiazhi offer initial training, refresher training, and certification renewal programs for these types of operations, with both theoretical instruction and practical training components. After obtaining the required certificates issued by the Ministry of Emergency Management of China, personnel are required to complete refresher training every three years and certification renewal training every six years. As a result, Kunyuan and Jiazhi benefit from a high rate of repeat business, providing a recurring revenue stream. Kunyuan and Jiazhi generate revenue primarily through training fees, which are approximately RMB1,000 per person for initial training and approximately RMB300 per person for refresher or certification renewal training. Kunyuan and Jiazhi train approximately 800 and 400 individuals per month, respectively.

In addition, Kebiao Technology generates revenue through its online courses and the sale of customized equipment. Kebiao Technology has developed its online safety technology training courses and authorized their use on a third-party platform for which a service fee is charged. Kebiao Technology also sells customized equipment in relation to the safety technology training that it provides. The equipment is tailored to the examination of construction sites for safety technology training.

For the years ended December 31, 2023, 2024, and 2025, we had total revenue of approximately RMB15,571,000, RMB18,742,000, and RMB25,702,000 (US$3,674,000), respectively. Our net income was approximately RMB9,562,000 and RMB5,607,000, and net loss of RMB10,528,000 (US$1,505,000) for the respective years. As of December 31, 2023, 2024, and 2025, we had cash of approximately RMB7,082,000, RMB3,918,000, and RMB19,774,000 (US$2,826,000), respectively, and had working capital of approximately RMB15,403,000, RMB21,262,000, and RMB66,163,000 (US$9,457,000), respectively. As of December 31, 2025, our PRC subsidiaries had cumulatively provided technological support services to over 17 adult education institutions and support services to approximately 109,037 students, and had provided new safety technology training services to approximately 16,298 students and online course services to approximately 88,055 students.

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

Competitive Technological Advantages Fueled by Proprietary Software and Tech-driven Strategies

Our PRC subsidiaries value technology research and development and have invested approximately RMB24,346,000 (US$3,480,000) in independent technology research and development since April 2020. They have developed and upgraded various software systems or platforms, including the KB Platform, the Enrollment Information Automation Management System, the Backend Management System for Academic Administration, and the Education Service Management System. As of the date of this Annual Report, our PRC subsidiaries have already acquired 40 software copyrights and eight copyright registration certificates for those software systems or platforms. In 2022, Kebiao Technology, one of our PRC subsidiaries, was designated an HNTE (No. GR202251000919). Our PRC subsidiaries are tech-focused companies constantly advancing their proprietary technologies, enabling them to maintain a competitive edge in the market.

Robust Governmental Polices That Bolstered the Fast-Growing Adult Education Industry

Our PRC subsidiaries have strong growth potential as they operate within a rapidly expanding industry that is bolstered by a series of favorable governmental policies. Since 2019, the PRC government has continuously implemented regulations and policies to promote adult education. In 2020, the MOE issued the Action Plan for Improving the Quality of Vocational Education (2020 - 2023), which focuses on providing high-quality, equitable, and outstanding vocational education. In 2021, the MOE issued the Notice of the General Office of the Ministry of Education on Strengthening the Management of Social Adult Education, which aims to standardize and develop social adult education. In 2022, the General Office of the Central Committee of the Communist Party of China issued the Outline of the Strategic Plan for Expanding Domestic Demand (2022 - 2035), which encourages society to provide a variety of educational services, support and standardize off-campus educational development, and steadily reform the management of private education. In 2022, the General Office of the Central Committee of the Communist Party of China also issued the Opinions on Deepening the Construction and Reform of Modern Vocational Education System, which aim to place a more prominent position on the development of high-quality modern vocational education and promote collaborative innovation among vocational education, higher education, and continuing education. The opinions have established specific targets, including enrolling no less than 10% of higher vocational enrollment in undergraduate vocational education by 2025 and achieving a world-class level of vocational education overall by 2035. Such robust governmental policies have provided our PRC subsidiaries with significant advantages, including favorable business environment, increasing customer demand, and ample funding opportunities.

Visionary and Experienced Management and Business Teams with Strong Technical and Operational Expertise

Our senior management and business teams’ extensive industry experience, insightful perspectives, and proven track record of execution are the driving factors behind our success. Mr. Yuan Li, our founder, Chief Executive Officer, and Chairman of the Board of Directors, has over a decade of experience in the education industry. He previously served as a general manager at a prominent education institution in China. Mr. Li has spearheaded the design and development of multiple training and education software programs, and is a senior expert in education and qualification enhancement. Mr. Xiang Lan, our Chief Operating Officer, has over 14 years of experience in marketing and human resources management. Mr. Lan served as a human resource manager at a distinguished international company and a regional executive at a leading private enterprise in China. Ms. Li Tan, our Chief Financial Officer, has over five years of experience in accounting and financial management. Ms. Tan served as a management accountant at various private companies in the PRC, responsible for conducting financial analysis, reporting, and oversight. See “Item 6. Directors, Senior Management and Employees.” Under the leadership of the management, our PRC subsidiaries have successfully identified and capitalized on the opportunities for growth in the adult education supporting service industry.

Our Growth Strategy

Our PRC subsidiaries intend to develop their business and strengthen brand loyalty by implementing the following strategies:

Further Expand Our PRC subsidiaries’ Business into New Markets with Unmet Demand

The adult education industry in China is evolving rapidly. According to the industry report of Frost & Sullivan (Beijing) Inc., Shanghai Branch Co., which we commissioned, the market size of the adult education industry in China increased from approximately RMB665 billion in 2016 to approximately RMB1,216 billion in 2021, representing a compound annual growth rate (“CAGR”) of approximately 12.8%, and it is expected to further increase to approximately RMB1,880 billion in 2026, with a CAGR of approximately 9.1%. We believe the growth of the adult education market will fuel the need for adult education technology services, as adult education institutions and organizations seek to streamline their enrollment and management procedures and to optimize the learning experiences of their students, which will create an enormous opportunity for education technology service providers such as our PRC subsidiaries.

To seize the potential growth opportunities in the adult education supporting service market, our PRC subsidiaries will continue their efforts to expand into new markets. Currently, our PRC subsidiaries mainly operate in Chengdu City and serve customers throughout Sichuan Province, where they had approximately 67,532 annual student enrollments as of December 31, 2025, which accounted for approximately 7.8% of the total adult education market in Sichuan Province. Since our PRC subsidiaries have established a set of processes and standards that can be replicated and promoted among their adult education institution partners to improve the efficiency and quality of their business collaboration, our PRC subsidiaries are well positioned to expand their business into additional cities and regions in Sichuan as well as other provinces, and to take advantage of the immense growth opportunities presented by the rapidly expanding market for adult education.

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

In light of the PRC government’s gradual standardization of production safety training and assessment, and the mandatory certification of certain positions, there is a significant demand for training and examination services in this particular area. For example, from 2019 to 2022, the annual assessments for special operators averaged over 400,000, making it the largest proportion in safety production training and examination in Sichuan Province. Our PRC subsidiaries plan to expand their market share by developing safety training and examination software, acquiring safety production training and examination institution licenses, and establishing more safety training and examination bases. In January 2025, we completed the acquisition of the two such bases. We plan to fund our PRC subsidiaries’ efforts to develop production safety training and related examination services with our working capital.

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

Customers

Our PRC subsidiaries primarily serve adult educational institutions in the PRC, which offer a variety of educational programs and courses for adults, including vocational training, professional development, and training courses for adult college entrance examinations and self-taught higher education examinations. As of the date of this Annual Report, our customers mainly focus on the following three areas of education: (i) National Unified Examination for College Admissions for Adults, (ii) the Open University of China, and (iii) Self-taught Higher Education Examinations. During the years ended December 31, 2023, 2024, and 2025, our PRC subsidiaries served 12, 11, and 9 customers for adult educational institutions, respectively. In addition, for the year ended December 31, 2025, our PRC subsidiaries served one new customer for online course services, one new customer for customized equipment sales and more than 4,000 customers for safety technology training services. For the year ended December 31, 2023, the top three customers of our PRC subsidiaries, Chengdu Jinjiang New Vision Training School, New Vision Huoda (Chengdu) Educational Technology Co., Ltd., and Sichuan Action Education & Technology Co., Ltd., accounted for 40%, 29%, and 18% of our total revenue, respectively. For the year ended December 31, 2024, the top three customers of our PRC subsidiaries, Chengdu Jinjiang New Vision Training School, New Vision Huoda (Chengdu) Educational Technology Co., Ltd., and Sichuan Cultural Investment Digital Culture Industry Co., Ltd, accounted for 34%, 30%, and 21% of our total revenue, respectively. During the year ended December 31, 2025, the top three customers of our PRC subsidiaries, Chengdu Jinjiang New Vision Training School, Chengdu Jinjiang New Vision Training School, and New Vision Huoda (Chengdu) Educational Technology Co., Ltd., accounted for 25%, 19%, and 11% of our total revenue, respectively.

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

Suppliers

The suppliers of our PRC subsidiaries consist primarily of service providers related to our offline auxiliary solutions, such as exam administration services and enrollment consulting services. No single supplier represented 10% or more of our PRC subsidiaries’ total purchases for the years ended December 31, 2023, 2024, and 2025.

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

Technology

The success of our PRC subsidiaries’ business depends on their proprietary technologies. As of the date of this Annual Report, our PRC subsidiaries have already acquired 40 software copyrights and eight copyright registration certificates. In 2022, Kebiao Technology, one of our PRC subsidiaries, was designated an HNTE (No. GR202251000919). Below is a list of representative software copyrights developed by our PRC subsidiaries that have been, or are expected to be, utilized to support their technical services for adult education institutions:

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

As of the date of this Annual Report, our PRC subsidiaries have registered:

●	40 software copyrights and eight copyright registration certificates in the PRC (See “— Technology”);
●	one domain name in the PRC (namely, http://ir.sckbkj.com); and
●	three registered trademarks in the PRC.

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

Employees

Our PRC subsidiaries had 22, 22, and 43 full-time employees as of December 31, 2023, 2024, and 2025, respectively. The following table sets forth the number of our full-time employees as of December 31, 2025:

Function:	Number
Customer Services and Operations	18
Technology	7
Sales and Marketing	4
General and Administration	14
Total	43

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

As of December 31, 2025, our PRC subsidiaries had registered three trademarks in the PRC. No trademark infringement claim has been filed against our PRC subsidiaries as of the date of this Annual Report.

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

As of December 31, 2025, our PRC subsidiaries had registered 40 software copyrights and eight copyright registration certificates in the PRC. No software copyright infringement claim has been filed against our PRC subsidiaries as of the date of this Annual Report.

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

As of December 31, 2025, one PRC subsidiary was the registered holder of one domain name in the PRC. No infringement claim has been filed against the domain name of our PRC subsidiaries as of the date of this Annual Report.

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

Factors Affecting Our Results of Operations

In addition to the general factors affecting the Chinese and global economy and our industry, our results of operations and financial condition are affected by a number of industry- and company-specific factors, including those set out below:

●	Relationships with Partner Education Institutions: Our revenue will depend significantly on our PRC subsidiaries’ ability to manage their relationships with partner education institutions. The success of our PRC subsidiaries’ business primarily depends on the number of students they serve. Therefore, their ability to continue to attract partner education institutions to purchase their services to serve students is critical to our PRC subsidiaries’ sustainable growth and continued success. This in turn depends on the reputation of our PRC subsidiaries and their ability to develop new offerings or adapt existing education supporting services to meet evolving market trends and student demands.
●	Competition in the Adult Education Supporting Service Industry: The adult education supporting service industry in China is highly fragmented, with a large number of service providers throughout the country. Our PRC subsidiaries compete primarily with adult education supporting service providers in China and new entrants to the market, and some of their competitors may have better access to market resources, lower cost structures, more advanced technologies or longer operating histories. If our PRC subsidiaries are unable to improve their service quality, diversify their product and service range, or manage their costs, they may not be able to compete effectively against their existing or new competitors, and their sustainability and growth opportunities may be limited, which will materially and adversely affect their revenue and profitability.
●	Changes in the rules and regulations governing our clients or potential clients could affect the demand for our services: A significant portion of our safety technology training services is provided under regulations that mandate specific safety training standards for employees, especially for special operation positions that require qualified certificates to work legally. Compliance with regulatory requirements for safety training impacts our operational continuity and financial performance. Failure to meet mandatory safety training standards set by local, national, or international regulatory bodies can result in significant fines, legal liabilities, operational shutdowns, and damage to our reputation. For example, non-compliance with occupational safety regulations may lead to penalties that increase operational costs, while a poor safety record can reduce customer trust and market competitiveness. Conversely, proactive compliance through comprehensive training not only avoids regulatory risks but also enhances our brand image, attracting more clients and improving long-term operational sustainability.

Comparison of Results of Operations for the Years Ended December 31, 2025 and 2024

The following table sets forth a summary of our consolidated results of operations for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this Annual Report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the years ended December 31,
	2024	2025	2025
	RMB	RMB	US$
Revenue – third parties	18,742,196	25,701,513	3,673,691
Revenue – related party	—	—	—
Revenue	18,742,196	25,701,513	3,673,691
COSTS AND EXPENSES
Direct cost of revenue	5,658,188	14,045,385	2,007,602
Selling expenses	534,630	4,102,391	586,383
General and administrative expenses	5,454,423	17,639,506	2,521,334
Research and development expenses	709,828	2,135,816	305,287
Total costs and expenses	12,357,069	37,923,098	5,420,606
INCOME (LOSS) FROM OPERATIONS	6,385,127	(12,221,585)	(1,746,915)
OTHER INCOME (EXPENSES)
Interest income	17,933	843	120
Interest expenses	(108,090)	(301,551)	(43,103)
Other income, net	(142,477)	1,807,604	258,373
Total other income (expenses), net	(232,634)	1,506,896	215,390
INCOME (LOSS) BEFORE INCOME TAXES	6,152,493	(10,714,689)	(1,531,525)
INCOME TAX EXPENSE (BENEFIT)	545,711	(186,196)	(26,614)
NET INCOME (LOSS)	5,606,782	(10,528,493)	(1,504,911)

Revenue

	For the years ended December 31,
	2024		2025			Increase / (Decrease)
Revenue	RMB	%	RMB	US$	%	RMB	%
Adult education supporting services	18,742,196	100%	16,639,576	2,378,407	64%	(2,102,620)	(11)%
Safety technology training services	—		8,417,926	1,203,231	33%	8,417,926	100%
Online course services	—		414,055	59,184	2%	414,055	100%
Customized equipment	—	—	229,956	32,869	1%	229,956	100%
Total revenue	18,742,196	100%	25,701,513	3,673,691	100%	6,959,317	37%

Our PRC subsidiaries generate revenue from providing adult education supporting services, safety technology training services, online course services, and selling customized equipment. Our adult education supporting services primarily contain services through (i) software platform solutions, which facilitate streamlined information and data management throughout the teaching cycle of adult education services, from pre-enrollment to post- graduation, and (ii) auxiliary solutions to students designated by adult education institutions, which encompass teaching support services throughout the entire teaching cycle and related exam administration services. Our safety technology training services primarily offer initial training, refresher training, and certification renewal programs for certain types of operations with both theoretical instruction and practical training components. Our online course revenue is primarily generated from the safety technology online learning courses developed by our PRC subsidiary, Kebiao Technology, which are authorized for use on a third-party platform for which a service fee is charged. We sell customized equipment in relation to the safety technology training that we provide. The equipment is tailored to the examination of construction sites for safety technology training.

Total revenue increased by approximately RMB6,959,000 (US$995,000), or 37%, to approximately RMB25,702,000 (US$3,674,000) for the year ended December 31, 2025 from approximately RMB18,742,000 for the year ended December 31, 2024. The increase in revenue was mainly attributable to: (i) an increase in revenue generated from safety technology training services, online course services and customized equipment sales, amounting to approximately RMB8,418,000 (US$1,203,000), RMB414,000 (US$59,000) and RMB230,000 (US$33,000), respectively, which was the new revenue generated from the operations of the newly acquired subsidiaries, Jiazhi and Kunyuan, and newly developed business; and (ii) partially offset by a decrease in revenue generated from adult education supporting services, amounting to approximately RMB2,103,000 (US$301,000), mainly due to a decrease in the number of served students from 74,493 students for the year ended December 31, 2024 to 67,523 students for the year ended December 31, 2025, mainly because a portion of those students had graduated and the services had been completed in the fiscal year 2024 and fewer new students enrolled for the year ended December 31, 2025.

Adult education supporting services

The following table sets forth the breakdown of our net revenue generated from adult education supporting services for the periods presented:

	For the year ended December 31,
	2024		2025			Increase / (Decrease)
Revenue	RMB	%	RMB	US$	%	RMB	%
National Unified
Examination for College
Admissions for Adults	6,552,517	35%	6,144,151	878,225	37%	(408,366)	(6)%
Open University of China	6,536,180	35%	8,364,434	1,195,585	50%	1,828,254	28%
Self-taught Higher
Education Examinations	5,618,903	30%	2,130,991	304,597	13%	(3,487,912)	(62)%
Online education	34,596	—%	—	—	—%	(34,596)	(100)%
Total revenue	18,742,196	100%	16,639,576	2,378,407	100%	(2,102,620)	11%

Revenue from providing services related to National Unified Examination for College Admissions decreased by approximately RMB408,000 (US$58,000), or 6%, primarily due to (i) the decrease in the average service price per student (for services related to National Unified Examination for College Admissions for Adults) from RMB286 for the year ended December 31, 2024 to RMB265 for the year ended December 31, 2025, primarily due to the increased number of graduating students we served, for whom we charged lower fees, and (ii) partially offset by the slightly increased number of students served from 22,919 for the year ended December 31, 2024 to 23,205 for the year ended December 31, 2025.

Revenue from providing services related to the Open University of China increased by approximately RMB1,828,000 (US$261,000), or 28%, primarily due to (i) the increase in the average service price per student (for services related to the Open University of China) from RMB186 for the year ended December 31, 2024 to RMB296 for the year ended December 31, 2025, and (ii) partially offset by the decreased number of students served from 35,146 for the year ended December 31, 2024 to 28,240 for the year ended December 31, 2025, mainly as a result of the increased graduated students we served in the fiscal year 2024. The increase in the service price per student was mainly due to the new enrolled students we served, for whom we charged higher fees.

Revenue from providing services related to Self-taught Higher Education Examinations decreased by approximately RMB3,488,000 (US$499,000), or 62%, primarily due to (i) a decrease in the average service price per student (for services related to National Unified Examination for College Admissions for Adults) from RMB343 for the year ended December 31, 2024 to RMB133 for the year ended December 31, 2025, primarily due to the graduating students we served, for whom we charged lower fees, and (ii) the number of students we served slightly decreased from 16,361 for the year ended December 31, 2024 to 16,078 for the year ended December 31, 2025.

Revenue from providing services related to online education decreased by approximately RMB35,000 (US$5,000), or 100%, primarily due to the services that had been completed in the fiscal year ended December 31, 2024 and because our PRC subsidiaries suspended the services for online education for the fiscal year ended December 31, 2025, as the provision of online education services has been suspended indefinitely in accordance with government policy.

Safety technology training services

Revenue generated from safety technology training services related to initial training, refresher training, and certification renewal programs for certain types of operations, with both theoretical instruction and practical training components. For the year ended December 31, 2025, we provided safety technology training services for both components to 16,298 individuals, with the average training price of approximately RMB517 (US$74).

Online course services

Revenue generated from online course services related to the course services fee, which was generated from the safety technology online learning courses developed by our PRC subsidiary, Kebiao Technology, and authorized for use on a third-party platform. For the year ended December 31, 2025, we provided online course services to 88,055 individuals, with the average course usage price of approximately RMB5 (US$1).

Customized equipment

Revenue generated from sales of customized equipment related to safety technology training. The equipment is tailored to the examination of construction sites for safety technology training. For the year ended December 31, 2025, we sold an aggregate of approximately RMB230,000 (US$33,000) to one customer.

Costs and expenses

Our costs and expenses consist of direct cost of revenue, selling expenses, general and administrative expenses, and research and development expenses.

Direct Cost of revenue

The following table sets forth the breakdown of our direct cost of revenue for the years ended December 31, 2024 and 2025:

	For the year ended December 31,
	2024		2025			Increase / (Decrease)
Direct cost of revenue	RMB	%	RMB	US$	%	RMB	%
Cost of services	4,957,395	87%	11,924,506	1,704,450	85%	6,967,111	>100%
Employee benefit costs	652,407	12%	1,882,088	269,020	13%	1,229,681	>100%
Others	48,386	1%	238,791	34,132	2%	190,405	>100%
Total direct cost of revenue	5,658,188	100%	14,045,385	2,007,602	100%	8,387,197	>100%

Total direct cost of revenue increased by approximately RMB8,387,000 (US$1,199,000), or 148%, from approximately RMB5,658,000 for the year ended December 31, 2024 to approximately RMB14,045,000 (US$2,008,000) for the year ended December 31, 2025, primarily due to the increase in cost of services and employee benefit costs.

Cost of services increased by approximately RMB6,967,000 (US$996,000), or 141%, from approximately RMB4,957,000 for the year ended December 31, 2024 to approximately RMB11,925,000 (US$1,704,000) for the year ended December 31, 2025, primarily due to (i) our PRC subsidiaries having invested approximately RMB9,115,000 (US$1,303,000) in enhanced customer support during the prior-enrollment stage through both online platforms and offline promotional activities for the year ended December 31, 2025, compared to approximately RMB4,717,000 for the year ended December 31, 2024, and (ii) the increased outsourced training and examination services fee related to safety technology training services, amounting to approximately RMB2,361,000 (US$337,000).

Employee benefit costs increased by approximately RMB1,230,000 (US$176,000), or 188% from approximately RMB652,000 for the year ended December 31, 2024 to approximately RMB1,882,000 (US$269,000) for the year ended December 31, 2025, primarily because our PRC subsidiaries increased the staff salaries related to safety technology training services.

Other costs primarily represented short-term rental expenses related to exams, student card photo production fees, travelling expenses, business taxes and surcharges and others.

Selling expenses

	For the year ended December 31,
	2024		2025			Increase / (Decrease)
Selling expenses	RMB	%	RMB	US$	%	RMB	%
Employee benefits	311,867	58%	319,570	45,678	8%	7,703	2%
Promotion expenses	—	—	3,556,604	508,370	86%	3,556,604	100%
Entertainment expenses	87,738	16%	105,708	15,110	3%	17,970	20%
Depreciation	126,383	24%	111,812	15,982	3%	(14,571)	(12)%
Others	8,642	2%	8,697	1,243	0%	55	1%
Total selling expenses	534,630	100%	4,102,391	586,383	100%	3,567,761	667%

Selling expenses significantly increased by approximately RMB3,568,000 (US$510,000), or 667%, to approximately RMB4,102,000 (US$586,000) for the year ended December 31, 2025, compared to approximately RMB535,000 for the year ended December 31, 2024. The increase in selling expenses was mainly due to increased promotion expenses and entertainment expenses, partially offset by the decrease in depreciation for motor vehicles, such as Company-owned cars utilized for business purposes. The increase in promotion expenses is primarily driven by increased investment in social media and other emerging platforms. The increased entertainment expenses were due to more frequent client engagement activities and events aimed at building relationships with potential clients and business partners.

General and administrative expenses

	For the year ended December 31,
	2024		2025			Increase
General and administrative expenses	RMB	%	RMB	US$	%	RMB	%
Employee benefits	1,369,412	25%	8,387,184	1,198,837	48%	7,017,772	>100%
Consulting expenses	2,981,933	55%	4,599,982	657,507	26%	1,618,049	54%
Annual listing fee	278,142	5	501,974	71,751	3%	223,832	80%
Property management expenses	51,762	1%	195,433	27,935	1%	143,671	278%
Rental expenses	324,875	6%	793,051	113,356	4%	468,176	144%
Depreciation	34,727	1%	890,223	127,246	5%	855,496	>100%
Office expenses	43,705	1%	697,747	99,734	4%	654,042	>100%
Travelling expenses	25,044	—%	185,195	26,471	1%	160,151	>100%
Expected credit loss for
accounts receivable	102,200	2	785,698	112,305	4%	683,498	>100%
Others	242,623	4%	603,019	86,192	4%	360,396	149%
Total general and administrative expenses	5,454,423	100%	17,639,506	2,521,334	100%	12,185,083	>100%

Total general and administrative expenses significantly increased by approximately RMB12,185,000 (US$1,742,000), or 223%, to approximately RMB17,640,000 (US$2,521,000) for the year ended December 31, 2025, from approximately RMB5,454,000 for the year ended December 31, 2024. As a percentage of revenue, general and administrative expenses were approximately 29% and 69% of our total revenue for the years ended December 31, 2024 and 2025, respectively. The increase in general and administrative expenses was primarily attributable to: (i) the increase in salary and employee benefits resulting from the increase in compensation of independent directors, the recruitment of additional employees for our management department related to new services for safety technology training and the increased share-based compensation amounting approximately RMB6,265,000 for the fiscal year ended December 31, 2025; (ii) the increase in consulting expenses resulting from the increase in the legal service fees for corporate compliance, investment relationship services fee and annual printing fees; (iii) the increase in property management expenses and rental expenses which resulted from the new leased office expenses; (iv) the increase in depreciation and office expenses related to new services for safety technology training; and (v) the increase in expected credit loss for accounts receivable which resulted from long-aged receivables.

Research and development expenses

	For the year ended December 31,
	2024		2025			Increase / (Decrease)
Research and development expenses	RMB	%	RMB	US$	%	RMB	%
Employee benefits	535,461	75%	792,821	113,323	37%	257,360	48%
Depreciation and amortization	10,847	2%	1,143,574	163,459	54%	1,132,727	>100%
Office expenses	21,841	3%	27,676	3,956	1%	5,835	27%
Property management expenses	16,167	2%	30,758	4,396	1%	14,591	90%
Consulting expenses	24,752	4%	2,079	297	0%	(22,673)	(92)%
Rental expenses	80,481	11%	119,646	17,102	6%	39,165	49%
Others	20,279	3%	19,262	2,754	1%	(1,017)	(5)%
Total research and development expenses	709,828	100%	2,135,816	305,287	100%	1,425,988	201%

Total research and development expenses increased by approximately RMB1,426,000 (US$204,000), or 201%, to approximately RMB2,136,000 (US$305,000) for the year ended December 31, 2025 from approximately RMB710,000 for the year ended December 31, 2024. The increase in research and development expenses was primarily due to: (i) the increase in salary and employee benefits of our PRC subsidiaries’ R&D department resulting from the addition of two employees to our R&D department and the increase in depreciation and amortization related to the new increased intangible assets, and (ii) partially offset by a decrease in consulting expenses of approximately RMB20,000 related to HNTE service fees for the year ended December 31, 2024, while nil for the year ended December 31, 2025. As a percentage of revenue, research and development expenses were approximately 4% and 8% of our total revenue for the years ended December 31, 2024 and 2025, respectively. Our PRC subsidiaries will continue to invest in research and development to maintain their competitive edge against other market participants.

Other income (expenses)

Our other income (expenses) primarily represented interest income, interest expenses, tax relief, net loss on disposal of property and equipment, and foreign exchange gain/loss. Other income (expenses) increased by approximately RMB1,740,000 (US$249,000) from approximately RMB233,000 net expenses for the year ended December 31, 2024 to approximately RMB1,507,000 (US$215,000) net income for the year ended December 31, 2025, primarily due to (i) a foreign exchange gain of approximately RMB1,743,000 (US$249,000) for the year ended December 31, 2025, compared to foreign exchange loss of approximately RMB221,000 for the year ended December 31, 2024; (ii) partially offset by a decrease in government grant of RMB100,000 for the year ended December 31, 2025 compared to RMB305,000 for HNTE for the year ended December 31, 2024.

Income (loss) before income taxes

Loss before income taxes was approximately RMB10,715,000 (US$1,532,000) for the year ended December 31, 2025, a decrease of approximately RMB16,867,000 (US$2,411,000), as compared to approximately RMB6,152,000 for the year ended December 31, 2024. The decrease was primarily attributable to the increased costs and expenses.

Income tax provision (benefit)

Our income tax benefit was approximately RMB186,000 (US$27,000) for the year ended December 31, 2025, a decrease of approximately RMB732,000 (US$105,000) from approximately RMB546,000 income tax provision for the year ended December 31, 2024. The decreased income tax provision was mainly due to decreased taxable income in 2025.

Under the EIT Law, domestic enterprises and Foreign Investment Enterprises are usually subject to a unified 25% enterprise income tax rate, while preferential tax rates, tax holidays, and even tax exemptions may be granted on a case-by-case basis. The EIT Law grants preferential tax treatment to HNTEs. Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. Kebiao Technology, one of our PRC subsidiaries, was approved as an HNTE on November 2, 2022 and renewed the HNTE status on December 8, 2025. As a result, Kebiao Technology was entitled to a reduced income tax rate of 15% in 2024 and 2025.

According to the Announcement of the State Taxation Administration on the Implementation of Income Tax Preferential Policies to Support the Development of Small Low Profit Enterprises and Individual Businesses, 25% of the annual taxable income of small low profit enterprises that does not exceed RMB3 million will be included in the taxable income, and the enterprise income tax will be paid at the rate of 20%. Jiade Zhigao, Shenzhen Kebiao, Kunyuan and Jiazhi were eligible for the above preferential tax policies for small and micro enterprises in 2024 and 2025.

The impact of the tax holidays noted above decreased taxes by approximately RMB1,016,000 and RMB141,000 (US$20,000) for the years ended December 31, 2024 and 2025, respectively. The impact of the benefit of the tax holidays on net income per share (basic and diluted) was RMB8.28 and RMB0.15 for the years ended December 31, 2024 and 2025, respectively.

The following table reconciles the China statutory rates to our effective tax rate for the years ended December 31, 2024 and 2025:

	For the year ended December 31,
	2024	2025
Statutory rate in PRC	25.0%	25.0%
Effect of PRC preferential tax rate	(11.9)%	(24.2)%
R&D additional deduction	(1.5)%	2.8%
Reversal due to tax period difference	(14.3)%	(1.4)%
Changes in valuation allowance	1.1%	0.0%
Non-deductible expenses*	10.5%	(0.5)%
Effective tax rate	8.9%	1.7%
*	Non-deductible expenses mainly represent expenditures not deductible for PRC tax purpose.

Net income (loss)

Our net loss was approximately RMB10,528,000 (US$1,505,000) for the year ended December 31, 2025, a decrease of approximately RMB16,135,000 (US$2,306,000) from the net income of approximately RMB5,607,000 for the year ended December 31, 2024. The decrease in net income was primarily due to the higher costs and operating expenses in 2025, as discussed above under the cost and expenses sections.

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

Other costs primarily represented short-term rental expenses related to exams, student card photo production fees, travelling expenses, business taxes and surcharges and others.

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

The impact of the tax holidays noted above decreased taxes by approximately RMB1,146,000 and RMB1,016,000 (US$139,000) for the years ended December 31, 2023 and 2024, respectively. The impact of the benefit of the tax holidays on net income per share (basic and diluted) was RMB10.31* and RMB8.28* for the years ended December 31, 2023 and 2024, respectively.

*The per share data are presented on a retroactive basis to reflect the Company’s Share Consolidation.

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

B. Liquidity and Capital Resources

The following table sets forth our current assets and current liabilities as of the dates indicated:

	December 31,	December 31,	December 31,
	2024	2025	2025
	RMB	RMB	US$
CURRENT ASSETS:
Cash and cash equivalent	3,918,146	19,773,580	2,826,372
Accounts receivable, net	10,564,030	6,259,004	894,642
Deferred IPO costs	—	228,213	32,620
Prepayment and other current assets	12,104,106	61,640,567	8,810,704
Due from related parties	4,439,705	—	—
TOTAL CURRENT ASSETS	31,025,987	87,901,364	12,564,338
CURRENT LIABILITIES:
Bank loan	4,000,000	15,240,000	2,178,357
Payroll payables	1,045,829	1,952,234	279,046
Other payables	1,352,992	2,050,459	293,086
Deferred revenue	620,000	40,942	5,852
Operating lease liabilities – current	496,601	482,275	68,935
Due to related party	275,100	462,837	66,156
Taxes payable	1,973,260	1,509,134	215,711
TOTAL CURRENT LIABILITIES	9,763,782	21,737,881	3,107,143
WORKING CAPITAL	21,262,205	66,163,483	9,457,195

Accounts receivable

Our accounts receivable represent receivables from adult education institutions of comprehensive education supporting services and sales of customized equipment. Billings to the customers are made generally on an annual basis. Our accounts receivable balance decreased by approximately RMB4,305,000 (US$615,000) from approximately RMB10,564,000 as of December 31, 2024, to approximately RMB6,259,000 (US$895,000) as of December 31, 2025. The decrease was mainly due to the Group improving its collection mechanism, conducting regular follow-up on accounts receivable, and timely communicating with clients about payment progress.

Prepayment and other current assets

Prepayment and other current assets consist of deposits, prepaid expenses, prepayment for intangible assets, employee loans and others. Our prepayment and other current assets increased by approximately RMB49,536,000 (US$7,081,000) from approximately RMB12,104,000 as of December 31, 2024, to approximately RMB61,641,000 (US$8,811,000) as of December 31, 2025, mainly due to the increase in prepayment for intangible assets which amounted to approximately RMB43,353,000 (US$6,197,000), the increase in prepaid expenses which amounted to approximately RMB3,320,000 (US$475,000), employee loans which amounted to approximately RMB2,729,000 (US$390,000) and other project investment which amounted to approximately RMB1,684,000 (US$242,000).

Loans

As of December 31, 2024 and 2025, we had total loans of approximately RMB4,000,000 and RMB16,240,000,000 (US$2,321,000), respectively. The following table sets forth the breakdown of our loans as of the dates indicated:

	Loan	Loan	Loan	Loan	Effective
As of December 31, 2025	commencement	maturity	amount in	amount in	interest
Short-term bank loans	date	date	RMB	USD	rate
Bank of China(a)	August 21, 2025	August 20, 2026	5,000,000	714,684	3.35%
Industrial and Commercial Bank of China	April 18, 2025	April 17, 2026	3,740,000	534,584	3.10%
Agriculture Bank of China(b)	December 26, 2025	December 25, 2026	3,500,000	500,279	3.25%
Bank of China	April 21, 2025	April 20, 2026	2,000,000	285,873	3.10%
Chengdu Rural Commercial Bank(c)	May 28, 2025	May 27, 2026	1,000,000	142,937	3.20%
Total short-term bank loans			15,240,000	2,178,357

Long-term bank loans
China Construction Bank	March 21, 2025	March 21, 2028	1,000,000	142,937	3.05%

	Loan	Loan	Loan	Loan	Effective
As of December 31, 2024	commencement	maturity	amount in	amount in	interest
Short-term bank loans	date	date	RMB	USD	rate
Bank of China(d)	August 30, 2024	August 29, 2025	4,000,000	571,747	3.35%
(a)

On August 21, 2025, Kebiao Technology obtained an RMB5,000,000 unsecured loan from Bank of China for a term of twelve months, with Mr. Yuan Li as a co-borrower, at a fixed annual interest rate of 3.35% per annum.

(b)

On December 26, 2025, Kebiao Techbology obtained an RMB3,500,000 loan from Agriculture Bank of China for a term of twelve months, with Mr. Yuan Li as the guarantor, at a fixed annual interest rate of 3.25% per annum.

(c)

On May 28, 2025, Kebiao Techbology obtained an RMB1,000,000 loan from Chengdu Rural Commercial Bank for a term of twelve months, with Mr. Yuan Li and Jiade Zhigao both as guarantors, at a fixed annual interest rate of 3.20% per annum.

(d)

On August 30, 2024, Kebiao Techbology obtained an RMB4,000,000 unsecured loan from Bank of China for a term of twelve months, with Mr. Yuan Li as a co-borrower, at a fixed annual interest rate of 3.35% per annum. The loan was fully repaid on August 11, 2025.

Interest expenses were RMB65,315, RMB108,090 and RMB301,551 (US$43,103) for the years ended December 31, 2023, 2024 and 2025, respectively. The effective interest rates were 4.79%, 3.35% and 3.17% for the years ended December 31, 2023, 2024 and 2025, respectively.

Lease Liabilities

We recognized total lease liabilities of approximately RMB768,000 and RMB963,000 (US$138,000) as of December 31, 2024 and 2025, respectively. As compared with the balance as of December 31, 2024, our lease liabilities as of December 31, 2025 increased by approximately RMB195,000 (US$28,000) as our newly acquired PRC subsidiaries signed the lease agreement.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2024:

	Payment due by Period
		Less than			More than
	Total	1 Year	1 – 3 Years	3 – 5 Years	5 Years
	RMB	RMB	RMB	RMB	RMB
Bank loans	4,000,000	4,000,000	—	—	—
Lease liabilities	822,468	548,312	274,156	—	—
Deferred revenue	620,000	620,000	—	—	—
Total	5,442,468	5,168,312	274,156	—	—

The following table sets forth our contractual obligations as of December 31, 2025:

	Payment due by Period
		Less than			More than
	Total	1 Year	1 – 3 Years	3 – 5 Years	5 Years
	RMB	RMB	RMB	RMB	RMB
Bank loans	16,240,000	15,240,000	1,000,000	—	—
Lease liabilities	992,079	504,447	487,632	—	—
Deferred revenue	40,942	40,942	—	—	—
Total	17,273,021	15,785,389	1,487,632	—	—

Apart from what is shown above, we did not have any significant capital commitments or long-term obligations or guarantees as of December 31, 2024 and 2025.

Capital Expenditures

Our capital expenditures consist primarily of the purchase of fixed assets, intangible assets, and acquisitions as a result of our business growth. Our capital expenditures amounted to approximately RMB47,706,000 and RMB55,949,000 (US$7,997,000) for the years ended December 31, 2024 and 2025, respectively.

We have historically funded our working capital needs primarily from cash generated from our operations, bank loans, advance payments from shareholders, IPO proceeds and share offerings. Our working capital requirements are affected by the efficiency of our operations, the numerical volume and dollar value of our revenue contracts, the progress or execution on our customer contracts, and the timing of accounts receivable collections. Our management believes that current levels of cash and cash flows from operations will be sufficient to meet our anticipated cash needs for at least the next 12 months from the date of this Annual Report. However, we may need additional cash resources in the future if we experience changed business conditions or other developments, and may also need additional cash resources in the future if we wish to pursue opportunities for acquisitions, strategic partnerships, or other similar initiatives. If it is determined that the cash requirements exceed our amounts of cash on-hand, we may seek to issue debt or equity securities or obtain a credit facility.

Cash flows for the years ended December 31, 2023, 2024, and 2025

	For the years ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Net cash provided by / (used in) operating activities	10,377,330	(5,050,926)	(93,193)	(13,322)
Net cash used in investing activities	(1,788,513)	(47,705,710)	(55,949,039)	(7,997,175)
Net cash (used in) / provided by financing activities	(4,110,900)	49,367,234	71,908,324	10,278,345
Effect of foreign exchange rate on cash and cash equivalent	—	225,611	(10,658)	(1,523)
Net increase / (decrease) in cash and cash equivalent	4,477,917	(3,163,791)	15,855,434	2,266,325
Total cash and cash equivalent, beginning of year	2,604,020	7,081,937	3,918,146	560,047
Total cash and cash equivalent, end of year	7,081,937	3,918,146	19,773,580	2,826,372

Operating activities

Year ended December 31, 2025 vs. year ended December 31, 2024

Net cash used in operating activities was approximately RMB93,000 (US$13,000) for the year ended December 31, 2025, compared to approximately RMB5,051,000 for the year ended December 31, 2024. The change was primarily attributable to the following:

(i)	net income decreased by approximately RMB16,135,000 (US$2,306,000) for the year ended December 31, 2025, as compared to the year ended December 31, 2024;
(ii)	accounts receivable decreased by approximately RMB3,519,000 (US$503,000) for the year ended December 31, 2025, compared to an increase of approximately RMB2,847,000 for the year ended December 31, 2024, mainly due to the Group improving its collection mechanism, conducting regular follow-ups on accounts receivable, and timely communicating with clients about payment progress;
(iii)	other assets decreased by approximately RMB565,000 (US$81,000) for the year ended December 31, 2025, compared to an increase of approximately RMB8,764,000 for the year ended December 31, 2024;
(iv)	accounts and other payables decreased by approximately RMB1,034,000 (US$148,000) for the year ended December 31, 2025, compared to an increase of approximately RMB288,000 for the year ended December 31, 2024;
(v)	payroll payables increased by approximately RMB755,000 (US$108,000) for the year ended December 31, 2025, compared to an increase of approximately RMB369,000 for the year ended December 31, 2024;
(vi)	deferred revenue decreased by approximately RMB796,000 (US$114,000) for the year ended December 31, 2025, compared to an increase of approximately RMB562,000 for the year ended December 31, 2024;
(vii)	changes in lease liabilities — operating lease decreased by approximately RMB916,000 (US$131,000) for the year ended December 31, 2025, compared to a decrease of approximately RMB357,000 for the year ended December 31, 2024; and
(viii)	tax payable decreased by approximately RMB516,000 (US$74,000) for the year ended December 31, 2025, compared to a decrease of approximately RMB956,000 for the year ended December 31, 2024.

Year ended December 31, 2024 vs. year ended December 31, 2023

Net cash used in operating activities was approximately RMB5,051,000 (US$692,000) for the year ended December 31, 2024, compared to approximately RMB10,377,000 provided by operating activities for the year ended December 31, 2023. The change was primarily attributable to the following:

(i)	net income decreased by approximately RMB3,955,000 (US$542,000) for the year ended December 31, 2024, as compared to the year ended December 31, 2023:
(ii)	accounts receivable increased by approximately RMB2,847,000 (US$390,000) for the year ended December 31, 2024, compared to an increase of approximately RMB1,422,000 for the year ended December 31, 2023, mainly due to the increased revenue for the year ended December 31, 2024;
(iii)	other assets increased by approximately RMB8,764,000 (US$1,201,000) for the year ended December 31, 2024, compared to a decrease of approximately RMB374,000 for the year ended December 31, 2023;
(iv)	accounts and other payables increased by approximately RMB288,000 (US$39,000) for the year ended December 31, 2024, compared to a decrease of approximately RMB252,000 for the year ended December 31, 2023;
(v)	payroll payables increased by approximately RMB369,000 (US$51,000) for the year ended December 31, 2024, compared to an increase of approximately RMB124,000 for the year ended December 31, 2023;
(vi)	deferred revenue increased by approximately RMB562,000 (US$77,000) for the year ended December 31, 2024, compared to an increase of approximately RMB41,000 for the year ended December 31, 2023;
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

Investing activities

Years ended December 31, 2025, 2024, and 2023

Net cash used in investing activities was approximately RMB55,949,000 (US$7,997,000) for the year ended December 31, 2025, compared to approximately RMB47,706,000 of cash used in investing activities for the year ended December 31, 2024, and approximately RMB1,789,000 of cash used in investing activities for the year ended December 31, 2023.

During the year ended December 31, 2025, net cash used in investing activities included (i) approximately RMB4,364,000 (US$624,000) and RMB52,032,000 (US$7,437,000) we spent on the purchase of fixed assets and intangible assets, respectively, (ii) approximately RMB1,000 (US$143) and RMB446,000 (US$64,000) in proceeds from disposal of property and equipment and purchase of subsidiaries, net of cash acquired, respectively.

During the year ended December 31, 2024, we spent approximately RMB593,000 (US$81,000), approximately RMB15,113,000 (US$2,071,000), and approximately RMB32,000,000 (US$4,384,000) on the purchase of fixed assets, intangible assets, and the acquisition of two subsidiaries, Kunyuan and Jiazhi, respectively.

During the year ended December 31, 2023, we spent approximately RMB6,000 (US$892) and RMB1,782,000 (US$251,000) on the purchase of fixed assets and intangible assets, respectively.

Financing activities

Years ended December 31, 2025, 2024, and 2023

Net cash provided by financing activities was approximately RMB71,908,000 (US$10,278,000) for the year ended December 31, 2025, compared to approximately RMB49,367,000 of cash provided by financing activities for the year ended December 31, 2024, and approximately RMB4,111,000 of cash used in financial activities for the year ended December 31, 2023.

During the year ended December 31, 2025, net cash provided by financing activities mainly included (i) approximately RMB16,240,000 (US$2,321,000) in proceeds from loans, (ii) approximately RMB4,000,000 (US$572,000) in repayment of loans, (iii) approximately RMB55,267,000 (US$7,900,000) in proceeds from issuance of ordinary shares, (iv) approximately RMB228,000 (US$33,000) in deferred costs related to the issuance of new publicly offered ordinary shares, and (v) approximately RMB4,627,000 (US$661,000) in net repayment from related parties.

During the year ended December 31, 2024, net cash provided by financing activities included (i) approximately RMB4,000,000 (US$548,000) in proceeds from loans, (ii) approximately RMB3,000,000 (US$411,000) in repayment of loans, (iii) approximately RMB54,482,000 (US$7,464,000) in proceeds from issuance of ordinary shares upon the completion of our IPO and approximately RMB8,691,000 (US$1,191,000) in proceeds from issuance of ordinary shares upon exercise of the underwriters’ over-allotment option, (iv) approximately RMB10,648,000 (US$1,459,000) in deferred costs related to the initial public offering, and (v) approximately RMB4,157,000 (US$569,000) in net repayment to related parties.

During the year ended December 31, 2023, net cash used in financing activities included (i) approximately RMB3,000,000 in proceeds from loans, (ii) approximately RMB596,000 in repayment of loans, (iii) approximately RMB752,000 in proceeds from capital contributions made by shareholders, approximately RMB6,648,000 in deferred costs related to the proposed initial public offering, and (v) approximately RMB619,000 in net repayment to related parties.

Off-Balance Sheet Arrangements

Unless otherwise indicated, all share amounts and per share amounts in this subsection are not presented to give effect to the 1-for-25 share consolidation, which was effected on March 23, 2026.

As of the date of this Annual Report, except for the events mentioned below, we have not entered into any off-balance sheet financial guarantees or other off-balance sheet commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity, or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk, or credit support to us or engages in leasing, hedging, or product development services with us.

On February 18, 2026, the Company entered into a securities purchase agreement in a registered direct offering with certain investors named therein (collectively, the “Purchasers”), pursuant to which, the Company agreed to issue and sell (the “February 2026 Offering”): (i) 3,490,000 Class A ordinary shares of the Company, par value $0.0001 per share; (ii) pre-funded warrants to purchase up to 8,510,000 Class A ordinary shares, par value $0.0001 per share (the “Pre-Funded Warrants”); and (iii) up to an aggregate of 48,000,000 Class A ordinary shares, par value $0.0001 per share (and/or registered direct warrants (the “RD Warrants”) in lieu thereof) issuable upon the exercise by the Purchasers of their option to purchase such additional Class A ordinary shares, par value $0.0001 per share (and/or RD Warrants in lieu thereof) on or before the 30th calendar day anniversary of the initial closing date on February 19, 2026, at a purchase price of $0.25 per Class A ordinary share, par value US$0.0001 per share. The purchase price for each Class A ordinary share, par value $0.0001 per share, was $0.25 and the purchase price for each Pre-Funded Warrant was $0.25. Upon the closing of the February 2026 Offering on the Closing Date, the Company received $3 million in gross proceeds, before deducting placement agent fees and offering expenses.

On March 22, 2026, Kebiao Techbology obtained an RMB3,740,000 loan from Industrial and Commercial Bank of China for a term of twelve months, at a fixed annual interest rate of 3.00% per annum.

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

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this Annual Report.

Name	Age	Position(s)
Yuan Li	35	Co-Chief Executive Officer, Director, and Chairman of the Board of Directors
Xiaohui Li	38	Co-Chief Executive Officer, Director
Li Tan	35	Chief Financial Officer
Xiang Lan	39	Chief Operating Officer
Hangyu Dai	36	Chief Technology Officer
Shuang Qiu	35	Independent Director
Yi Chen	32	Independent Director
Shang Wu	33	Independent Director

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

Dr. Yi Chen has served as our independent director since March 2026. Dr. Chen has worked as a postdoctoral researcher specializing in teaching and scientific research at Chengdu University of Technology since November 2024. Prior to that, she worked as a postdoctoral researcher specializing in scientific research at Southwestern University of Finance and Economics from September 2022 to October 2024. Dr. Chen received a bachelor’s degree in Polymer Science and Engineering from Sichuan University in 2015, a master’s degree in Chemical and Biomolecular Engineering from Hong Kong University of Science and Technology in 2018, and a Ph.D. degree in Business Administration from Sichuan University in 2022.

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

For the fiscal year ended December 31, 2025, we accrued an aggregate of RMB1,082,238 (US$155,000) as compensation to our executive officers and directors. None of our non-employee directors have any service contracts with us that provide for benefits upon termination of employment. We have not set aside or accrued any amount to provide pension, retirement, or other similar benefits to our directors and executive officers. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, and other statutory benefits and a housing provident fund.

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

Audit Committee. Our audit committee consists of Shuang Qiu, Yi Chen, Shang Wu. Shuang Qiu is the chairperson of our audit committee. We have determined that Shuang Qiu, Yi Chen, Shang Wu satisfy the “independence” requirements of the Nasdaq listing rules under and Rule 10A-3 under the Securities Exchange Act. Our board also has determined that Shuang Qiu qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq listing rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Shuang Qiu, Yi Chen, Shang Wu. Shang Wu is the chairperson of our compensation committee. We have determined that Shuang Qiu, Yi Chen, Shang Wu satisfy the “independence” requirements of the Nasdaq listing rules and Rule 10C-1 under the Securities Exchange Act. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Shuang Qiu, Yi Chen, Shang Wu. Yi Chen is the chairperson of our nominating and corporate governance committee. Shuang Qiu, Yi Chen, Shang Wu satisfy the “independence” requirements of the Nasdaq listing rules. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 1,372,714 Class A Ordinary Shares and 2,942,083 Class B Ordinary Shares outstanding as of the date of this Annual Report.

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

	Class A		Class B
	Ordinary		Ordinary
	Shares		Shares
	Beneficially		Beneficially
	Owned		Owned		Voting Power
	Number	%	Number	%	%
Directors and Executive Officers(1):
Yuan Li(2)	15,835	1.15%	2,942,083	100%	99.09%
Xiaohui Li	—	—	—	—	—
Li Tan	—	—	—	—	—
Xiang Lan	—	—	—	—	—
Hangyu Dai	—	—	—	—	—
Shuang Qiu	—	—	—	—	—
Yi Chen	—	—	—	—	—
Shang Wu	—	—	—	—	—
All directors and executive officers as a group (eight individuals):	15,835	1.15%	2,942,083	100%	99.09%

5% Shareholders(3):
JD LIYUAN LIMITED(2)	—	—	2,942,083	100%	99.08%
*

The Class B Ordinary Shares are convertible into Class A Ordinary Shares at any time after issuance at the option of the holder on a one-to-one basis. The number and percentage of Class A Ordinary Shares exclude Class A Ordinary Shares convertible from Class B Ordinary Shares as the beneficial ownership of Class B Ordinary Shares is presented separately. Each holder of Class B Ordinary Shares is entitled to 50 votes per Class B Ordinary Share and each holder of Class A Ordinary Shares is entitled to one vote per Class A Ordinary Share.

Notes:

(1)	Unless otherwise indicated, the business address of each of the individuals is 18/F, Block D, Huirong Plaza, No. 88, Section 3, Jinhua Road, Jinjiang District, Chengdu City, Sichuan Province, China.
(2)	Represents (i) 2,942,083 Class B Ordinary Shares held by JD LIYUAN LIMITED, a British Virgin Islands company that is 100% owned by Mr. Yuan Li, who has the sole voting and dispositive power over these Class B Ordinary Shares, (ii) 5,335 Class A Ordinary Shares held by JDJDZG LIMITED, a British Virgin Islands company that is 16.82% owned by Mr. Li, who has sole voting and dispositive power over these Class A Ordinary Shares, and (iii) 10,500 Class A Ordinary Shares held by JDZTZG LIMITED, a British Virgin Islands company that is 79.72% owned by Mr. Li, who has the sole voting and dispositive power over these Class A Ordinary Shares.
(3)	Unless otherwise indicated, the business address of the following shareholders is Unit 8, 3/F, Qwomar Trading Complex, Blackburne Road, Port Purcell, Road Town, Tortola, British Virgin Islands, VG1110.

As of the date of this Annual Report, approximately 93.23% of our issued and outstanding Class A Ordinary Shares are held in the United States by one record holder (Cede and Company, as nominee for beneficial shareholders).

The Company is not directly or indirectly owned or controlled by another corporation(s), by any foreign government, or by any other natural or legal person(s) severally or jointly. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

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
Chengdu Jinjiang New Vision Training School (“New Vision”)

A private non-enterprise organization significantly influenced by Ms. Jie Tong from April 1, 2020 to February 20, 2023. Ms. Jie Tong is the spouse of Mr. Yuan Li, our Co-Chief Executive Officer and Chairman of the Board of Directors.

Yuan Li	100% owner of our largest shareholder entity and our Co-Chief Executive Officer and Chairman of the Board of Directors
JD LIYUAN LIMITED	The Company’s largest shareholder
Li Tan	Key Management of our Company
Xiang Lan	Key Management of our Company

Amounts due from related parties

The amounts due from related parties consisted of the following:

	As of	As of	As of
	December 31, 2024	December 31, 2025	December 31, 2025
	RMB	RMB	US$
Mr. Yuan Li	4,439,705	—	—

All amounts due from related parties were unsecured, interest-free and repayable on demand. The Group’s loans to Mr. Yuan Li for short-term financing were repaid by the end of June 30, 2025.

Amounts due to related parties

The amounts due to related parties consisted of the following:

	As of	As of	As of
	December 31, 2024	December 31, 2025	December 31, 2025
	RMB	RMB	US$
Mr. Yuan Li	275,000	417,062	59,613
Ms. Li Tan	100	—	—
JD LIYUAN LIMITED	—	45,732	6,537
Mr. Xiang Lan	—	43	6
Total	275,100	462,837	66,156

Amounts due to Mr. Yuan Li represent the purchase payment he made for the vehicle on behalf of the Group, which purchase payments were made Mr. Yuan Li, mainly because vehicle installment payments can only be processed on behalf of the Group in the name of its legal representative, and such amounts were paid by him on behalf of the Group.

Amounts due to JD LIYUAN LIMITED are unsecured, interest-free and repayable on demand, which represent the advance expenses paid on behalf of the Group.

Other related party transactions

	For the years ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Revenue from a related party
New Vision	853,089	—	—	—

Advances made to related parties
Mr. Yuan Li	—	4,439,705	—	—

Collection from related parties
Mr. Yuan Li	—	—	4,439,705	634,597

Advances made from related parties
Mr. Yuan Li	—	275,000	417,062	59,613
Ms. Li Tan	—	100	—	—
Mr. Xiang Lan	—	—	43	6
JD LIYUAN LIMITED	—	—	45,732	6,537

Repayment made to related parties
Ms. Li Tan	—	—	100	14

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

If we determine to pay dividends on any of our Ordinary Shares in the future, as an exempted company, we will be dependent on receipt of funds from Jiadezhigao HK, which is dependent on receipt of funds from Shenzhen Kebiao, which will in turn rely on payments made from Kebiao Technology, Kunyuan, and Jiazhi to Jiade Zhigao, and the distribution of such payments from Jiade Zhigao to Shenzhen Kebiao.

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

In order for us to pay dividends to our shareholders, we will rely on payments made from Kebiao Technology, Kunyuan, and Jiazhi to Jiade Zhigao as dividends and the distribution of such payments to Shenzhen Kebiao as dividends from Jiade Zhigao, the distribution of such payments to Jiadezhigao HK as dividends from Shenzhen Kebiao, and then the distribution of such payments to our Company as dividends from Jiadezhigao HK. If any of our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

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

Our Class A Ordinary Shares have been listed on the Nasdaq Capital Market since May 15, 2024 under the symbol “JDZG.”

B.	Plan of Distribution

Not applicable.

C.	Markets

Our Class A Ordinary Shares have been listed on the Nasdaq Capital Market since May 15, 2024 under the symbol “JDZG.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10. ADDITIONAL INFORMATION

A.	Share Capital

Share Consolidation and Change of Authorized Share Capital (June 2025)

The 2025 annual general meeting of shareholders (the “2025 AGM”) of the Company was held on May 23, 2025. At the 2025 AGM, the shareholders of the Company adopted the following resolutions with respect to the share consolidation and change of authorized share capital:

(a)	a 1-for-8 share consolidation on all issued and unissued share capital of the Company, effective on June 24, 2025;
(b)

the authorized share capital of the Company be increased from US$2,000,000 divided into 25,000,000 ordinary shares of a par value of US$0.08 each to an aggregate of (i) US$2,000,000 divided into 25,000,000 ordinary shares of a par value of US$0.08 each; and (ii) US$50,000 divided into 500,000,000 shares of a par value of US$0.0001 each consisting of (a) 395,000,000 Class A ordinary shares of a par value of US$0.0001 each, (b) 5,000,000 Class B ordinary shares of a par value of US$0.0001 each, and (c) 100,000,000 preference shares of a par value of US$0.0001 each, by the creation of an additional 500,000,000 shares of a par value of US$0.0001 each consisting of (a) 395,000,000 Class A ordinary shares of a par value of US$0.0001 each, (b) 75,000,000 Class B ordinary shares of a par value of US$0.0001 each, and (c) 30,000,000 preference shares of a par value of US$0.0001 each (the “Change of Authorized Share Capital”);

(c)

immediately following the Change of Authorized Share Capital, (a) an aggregate of approximately 2,014,872 Class A ordinary shares of a par value of US$0.0001 each be issued to all the shareholders of the Company and each shareholder will be issued such number of Class A ordinary shares of a par value of US$0.0001 each pro rata to the existing shareholding ratio of the Company, except for JD LIYUAN LIMITED (the “Issuance of Class A ordinary shares”), and (b) an aggregate of approximately 1,052,063 Class B ordinary shares of a par value of US$0.0001 each be issued to JD LIYUAN LIMITED (the “Issuance of Class B ordinary shares”, and together with the Issuance of Class A ordinary shares, the “Issuance of Dual Class Shares”);

(d)

immediately following the Issuance of Dual Class Shares, the approximately 3,066,935 issued shares of a par value of US$0.08 (the “Issued ordinary shares”) in the Company currently held by all the shareholders of the Company be repurchased by the Company out of the proceeds received from the Issuance of Dual Class Shares (the “Repurchase of Shares”), and the Issued ordinary shares be cancelled simultaneously upon the Repurchase of Shares; and

(e)

immediately following the Repurchase of Shares, the authorized but unissued share capital of the Company be reduced by the cancellation of 25,000,000 ordinary shares of a par value of US$0.08 each, such that the authorized share capital of the Company shall become US$50,000 divided into 500,000,000 shares of a par value of US$0.0001 each consisting of (a) 395,000,000 Class A ordinary shares of a par value of US$0.0001 each, (b) 75,000,000 Class B ordinary shares of a par value of US$0.0001 each and (c) 30,000,000 preference shares of a par value of US$0.0001 each.

Share Consolidation (March 2026)

On March 11, 2026, the Company held an extraordinary general meeting of shareholders, at which the Company’s shareholders adopted an ordinary resolution to effect a 1-for-25 share consolidation on all issued and unissued share capital, effective on March 23, 2026. As a result, the authorized share capital of the Company was changed from US$50,000 divided into 500,000,000 ordinary shares of a par value of US$0.0001 each, consisting of (a) 395,000,000 Class A ordinary shares of a par value of US$0.0001 each, (b) 75,000,000 Class B ordinary shares of a par value of US$0.0001 each, and (c) 30,000,000 preference shares of a par value of US$0.0001 each to US$50,000 divided into 20,000,000 ordinary shares of a par value of US$0.0025 each, consisting of (a) 15,800,000 Class A ordinary shares of a par value of US$0.0025 each, (b) 3,000,000 Class B ordinary shares of a par value of US$0.0025 each, and (c) 1,200,000 preference shares of a par value of US$0.0025 each.

B.	Memorandum and Articles of Association

We have attached to this Annual Report our second amended and restated articles of association, Exhibit 1.1, and incorporate by reference into this Annual Report the description of differences in corporate laws contained in our registration statement on Form F-1 (File No. 333-276283), as amended, initially filed with the SEC on December 27, 2023.

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

Currently, as resident enterprises in the PRC, Shenzhen Kebiao, Jiade Zhigao, Kebiao Technology, Kunyuan, and Jiazhi are subject to the enterprise income tax at the rate of 25%. Under particular circumstances, such as an enterprise being identified as a small-scale minimal profit enterprise or as a HNTE, or its domicile authority having a preferential tax policy, the EIT rate is reduced by various degrees. Pursuant to such regulations and policies, Kebiao Technology, one of our PRC subsidiaries, was approved as an HNTE on November 2, 2022, and was entitled to a reduced income tax rate of 15% in 2022. The EIT is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. If the PRC tax authorities determine that Jiade Cayman is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non- resident enterprises. In addition, non-resident enterprise shareholders may be subject to a 10% PRC withholding tax on gains realized on the sale or other disposition of our Class A Ordinary Shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to dividends or gains realized by non-PRC individuals, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether our non-PRC shareholders would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. There is no guidance from the PRC government to indicate whether or not any tax treaties between the PRC and other countries would apply in circumstances where a non-PRC company was deemed to be a PRC tax resident, and thus there is no basis for expecting how tax treaty between the PRC and other countries may impact non-resident enterprises.

Hong Kong Taxation

Entities incorporated in Hong Kong are subject to a two-tiered profits tax rate regime in Hong Kong for each of the years ended December 31, 2023, 2024, and 2025. Under Hong Kong tax laws, with effect from April 1, 2018, a two-tiered profits tax rate regime applies. The profits tax rate for the first HKD2 million of corporate profits is 8.25%, while the standard profits tax rate of 16.5% remains for profits exceeding HKD2 million.

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

Payments of dividends and capital in respect of our Class A Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Class A Ordinary Shares, as the case may be, nor will gains derived from the disposal of our Class A Ordinary Shares be subject to Cayman Islands income or corporation tax.

United States Federal Income Taxation

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

●	banks;
●	financial institutions;
●	insurance companies;
●	regulated investment companies;
●	broker-dealers;
●	persons that elect to mark their securities to market;
●	U.S. expatriates or former long-term residents of the U.S.;
●	governments or agencies or instrumentalities thereof;
●	tax-exempt entities;
●	persons liable for alternative minimum tax;
●	persons holding our Class A Ordinary Shares as part of a straddle, hedging, conversion or integrated transaction;
●	persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our Class A Ordinary Shares);
●	persons who acquired our Class A Ordinary Shares pursuant to the exercise of any employee share option or otherwise as compensation;
●	persons holding our Class A Ordinary Shares through partnerships or other pass-through entities;
●	beneficiaries of a Trust holding our Class A Ordinary Shares; or
●	persons holding our Class A Ordinary Shares through a trust.

The discussion set forth below is addressed only to U.S. Holders that purchase Class A Ordinary Shares. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Class A Ordinary Shares.

Material Tax Consequences Applicable to U.S. Holders of Our Class A Ordinary Shares

The following sets forth the material U.S. federal income tax consequences related to the ownership and disposition of our Class A Ordinary Shares. It is directed to U.S. Holders (as defined below) of our Class A Ordinary Shares and is based upon laws and relevant interpretations thereof in effect as of the date of this Annual Report, all of which are subject to change. This description does not deal with all possible tax consequences relating to ownership and disposition of our Class A Ordinary Shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non-U.S. tax laws, state, local and other tax laws.

The following brief description applies only to U.S. Holders who hold Class A Ordinary Shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the United States in effect as of the date of this Annual Report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this Annual Report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of Class A Ordinary Shares and you are, for U.S. federal income tax purposes,

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

If a partnership (or other entities treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Class A Ordinary Shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our Class A Ordinary Shares are urged to consult their tax advisors regarding an investment in our Class A Ordinary Shares.

Taxation of Dividends and Other Distributions on Our Class A Ordinary Shares

Subject to the PFIC rules discussed below, the gross amount of distributions made by us to you with respect to the Class A Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Class A Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the Cayman Islands, clause (1) above can be satisfied only if the Class A Ordinary Shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Class A Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on certain exchanges, which presently include the NYSE and the Nasdaq Stock Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Class A Ordinary Shares, including the effects of any change in law after the date of this Annual Report.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Class A Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Class A Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Class A Ordinary Shares

Subject to the PFIC rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Class A Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Class A Ordinary Shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

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

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, the value of our assets must be determined based on the market value of our Class A Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets on any particular quarterly testing date for purposes of the asset test.

Based on our operations and the composition of our assets we believe we are not a PFIC under the current PFIC rules for this fiscal year end. We must make a separate determination each year as to whether we are a PFIC, however, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. Depending on the amount of assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Class A Ordinary Shares, our PFIC status will depend in large part on the market price of our Class A Ordinary Shares. Accordingly, fluctuations in the market price of the Class A Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend our liquid assets. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Class A Ordinary Shares from time to time) that may not be within our control. If we are a PFIC for any year during which you hold Class A Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Class A Ordinary Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, however, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Class A Ordinary Shares.

If we are a PFIC for your taxable year(s) during which you hold Class A Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Class A Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Class A Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Class A Ordinary Shares;
●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and
●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Class A Ordinary Shares cannot be treated as capital, even if you hold the Class A Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the U.S. Internal Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) Class A Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Class A Ordinary Shares as of the close of such taxable year over your adjusted basis in such Class A Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Class A Ordinary Shares over their fair market value as of the close of the taxable year. Such ordinary loss, however, is allowable only to the extent of any net mark-to-market gains on the Class A Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to- market election, as well as gain on the actual sale or other disposition of the Class A Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Class A Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Class A Ordinary Shares. Your basis in the Class A Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on our Class A Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq Capital Market. If the Class A Ordinary Shares are regularly traded on the Nasdaq Capital Market and if you are a holder of Class A Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the U.S. Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. The qualified electing fund election, however, is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Class A Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such Class A Ordinary Shares, including regarding distributions received on the Class A Ordinary Shares and any gain realized on the disposition of the Class A Ordinary Shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Class A Ordinary Shares, then such Class A Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Class A Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Class A Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Class A Ordinary Shares for tax purposes.

IRC Section 1014(a) provides for a step-up in basis to the fair market value for our Class A Ordinary Shares when inherited from a decedent that was previously a holder of our Class A Ordinary Shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our Class A Ordinary Shares, or a mark-to-market election and ownership of those Class A Ordinary Shares are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits our Class A Ordinary Shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those Class A Ordinary Shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Class A Ordinary Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our Class A Ordinary Shares and proceeds from the sale, exchange or redemption of our Class A Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the US Internal Revenue Code with at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

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

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Class A Ordinary Shares, subject to certain exceptions (including an exception for Class A Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Class A Ordinary Shares.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We have previously filed with the SEC our registration statement on Form F-1 (File No. 333-276283), as amended, our registration statement on Form F-1 (File No. 333-289601), as amended, and our registration statement on Form F-3 (File No. 333-292574), as amended.

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing, among other things, the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Nevertheless, our directors and officers are required to file Section 16(a) reports (Forms 3, 4, and 5) with the SEC to report beneficial ownership interests in us.

I. Subsidiary Information

For information about our subsidiaries, see “Item 4. Information on the Company—A. History and Development of the Company.”

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

Use of Proceeds

Registration Statement on Form F-1, as amended (File Number 333-276283)

Unless otherwise indicated, all share amounts and per share amounts in this subsection are not presented to give effect to the 1-for-8 share consolidation, which was effected on June 24, 2025, and the 1-for-25 share consolidation, which was effected on March 23, 2026.

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-276283), for our initial public offering, which registration statement was declared effective by the SEC on May 14, 2024. In May 2024, we completed our initial public offering in which we issued and sold an aggregate of 2,000,000 ordinary shares, par value US$0.01 per share, at a price of $4.00 per share for $8 million. WestPark Capital, Inc. was the representative of the underwriters of our initial public offering.

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

Registration Statement on Form F-1, as amended (File Number 333-289601)

Unless otherwise indicated, all share amounts and per share amounts in this subsection are not presented to give effect to the 1-for-25 share consolidation, which was effected on March 23, 2026.

On December 23, 2025, we closed a best efforts self-underwritten follow-on public offering (the “December 2025 Offering”) of 20,000,000 Class A ordinary shares, par value US$0.0001 per share, pursuant to registration statement on Form F-1 (File Number 333-289601), which was initially filed with the SEC on August 14, 2025, as amended, and declared effective by the SEC on August 20, 2025. The final prospectus was filed on September 12, 2025. The Class A ordinary shares, par value US$0.0001 per share, were priced at $0.58 per share. We raised net proceeds of approximately $11.4 million, after deducting offering expenses from the December 2025 Offering. None of the transaction expenses included payments to directors or officers of our Company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from the December 2025 Offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

As of the date of this Annual Report, we have used the proceeds from the December 2025 Offering as follows: (i) approximately $2.87 million for market expansion and promotion in new regions; (ii) approximately $3.03 million for research and development investment; and (iii) approximately $2.28 million for working capital purposes. We intend to use the remaining proceeds in the manner disclosed in our registration statement on Form F-1, as amended (File Number 333-289601).

Registration Statement on Form F-3, as amended (File Number 333-292574)

Unless otherwise indicated, all share amounts and per share amounts in this subsection are not presented to give effect to the 1-for-25 share consolidation, which was effected on March 23, 2026.

On February 18, 2026, we entered into a securities purchase agreement (the “Purchase Agreement”) in a registered direct offering with certain investors named therein (collectively, the “Purchasers”), pursuant to which, we agreed to issue and sell: (i) 3,490,000 Class A ordinary shares, par value US$0.0001 per share; (ii) pre-funded warrants to purchase up to 8,510,000 Class A ordinary shares, par value US$0.0001 per share (the “Pre-Funded Warrants”); and (iii) up to an aggregate of 48,000,000 Class A ordinary shares, par value US$0.0001 per share (and/or RD Warrants in lieu thereof) issuable upon the exercise by the Purchasers of their option to purchase such additional Class A ordinary shares, par value US$0.0001 per share, (and/or RD Warrants in lieu thereof) on or before the 30th calendar day anniversary of the initial closing date on February 19, 2026 (the “Closing Date”) at a purchase price of $0.25 per Class A ordinary share, par value US$0.0001 per share (the “Additional Allocation”). The purchase price for each Class A ordinary share, par value US$0.0001 per share, was $0.25 and the purchase price for each Pre-Funded Warrant was $0.25. Upon the closing of the February 2026 Offering on the Closing Date, we received $2,525,000 in net proceeds, after deducting placement agent fees and offering expenses. None of the transaction expenses included payments to directors or officers of our Company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from the February 2026 Offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

As of the date of this Annual Report, all of the net proceeds received by the Company from the February 2026 Offering have been used for working capital and other general corporate purposes.

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our co-Chief Executive Officers and Chief Financial Officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2025.

Based on that evaluation, our management has concluded that, as of December 31, 2025, our disclosure controls and procedures were not effective, due to the following material weakness, including inadequate segregation of duties resulting from limited accounting staff and resource (specifically, as a company with limited accounting resources, a significant amount of management’s attention and time has been and will be diverted from our business to work toward compliance with these regulatory requirements, which may have a material adverse effect on our business, financial condition, and results of operations). Our management is currently in the process of evaluating the steps necessary to remediate the ineffectiveness, such as (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework, and (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel.

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

	For the Fiscal Years Ended December 31,
ZH CPA, LLC Services	2025	2024	2023
Audit fees(1)	$10,000	$30,000	$195,000
Audit-Related fees	—	25,000	15,000
Tax fees	—	—	—
All other fees(2)	—	—	—
Total	$10,000	$55,000	$210,000

	For the Fiscal Years Ended December 31,
Enrome LLP Services	2025	2024	2023
Audit fees(1)	$210,000	$180,000	$—
Audit-Related fees	—	—	—
Tax fees	—	—	—
All other fees(2)	—	—	—
Total	$210,000	$180,000	$—
(1)	Audit fees include the aggregate fees billed for each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or for the audits of our financial statements and review of the interim financial statements in connection with our initial public offering in 2024.
(2)	All other fees include the aggregate fees billed in each of the fiscal years for products and services provided by our independent registered public accounting firm, other than the services reported under audit fees, audit-related fees, and tax fees.

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

Item 16K. CYBERSECURITY

We have established cybersecurity risk management to identify, assess, and mitigate cybersecurity risks alongside other business risks. The process is in alignment with our strategic objectives and risk appetite. We may engage assessors, consultants, auditors, or other third parties to enhance our cyber security risk management processes. Any cybersecurity incidents are closely monitored for their potential impact on our business strategy, operations, and financial condition. For the year ended December 31, 2025, and as of the date of this Annual Report, we have not experienced any cybersecurity incidents that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition. We continuously adapt our business strategy to enhance resilience, strengthen defenses and ensure the sustainability of our operations.

Governance

Our board of directors has general oversight power over cybersecurity issues and delegates the primary responsibility for day-to-day assessment and management of cybersecurity risks to our cybersecurity risk management personnel. When cybersecurity incidents occur, our cybersecurity risk management personnel will collect the relevant information, prepare solutions to mitigate the incidents, and report the incidents to our board of directors to take appropriate and timely measures in response to the incidents.

Part III

Item 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of JIADE LIMITED are included at the end of this Annual Report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1

Second Amended and Restated Memorandum and Articles of Association (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form S-8 (File No. 333-288704), filed with the Securities and Exchange Commission on July 15, 2025)

2.1

Specimen Certificate for Class A Ordinary Shares (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form S-8 (File No. 333-288704), filed with the Securities and Exchange Commission on July 15, 2025)

2.2*	Description of Securities
4.1

Form of Employment Agreement by and between executive officers and the Registrant (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-276283), as amended, initially filed with the Securities and Exchange Commission on December 27, 2023)

4.2

Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-276283), as amended, initially filed with the Securities and Exchange Commission on December 27, 2023)

4.3

Form of Service Agreements by and between the Registrant and Adult Education Institutions (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-276283), as amended, initially filed with the Securities and Exchange Commission on December 27, 2023)

4.4

JIADE LIMITED 2025 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form S-8 (File No. 333-288704), filed with the Securities and Exchange Commission on July 15, 2025)

4.5*	JIADE LIMITED 2026 Equity Incentive Plan
8.1*	List of subsidiaries of the Registrant
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-276283), as amended, initially filed with the Securities and Exchange Commission on December 27, 2023)

11.2

Insider Trading Compliance Manual of the Registrant (incorporated herein by reference to Exhibit 11.2 to the annual report on Form 20-F filed with the Securities and Exchange Commission on April 25, 2025)

12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1	Compensation Recovery Policy of the Registrant (incorporated herein by reference to Exhibit 97.1 to the annual report on Form 20-F filed with the Securities and Exchange Commission on April 25, 2025)
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)
*	Filed with this annual report on Form 20-F

**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

JIADE LIMITED

	By:	/s/ Yuan Li
Yuan Li
Co-Chief Executive Officer
(Principal Executive Officer)
Date: April 10, 2026

JIADE LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

JIADE LIMITED

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of JIADE LIMITED and its subsidiaries (the “Group”) as of December 31, 2024 and 2025 , the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity, and cash flows for the years ended December 31, 2024 and 2025 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2024 and 2025 and the results of its operations and its cash flows for the years ended December 31, 2024 and 2025 in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis for Opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audits provide a reasonable basis for our opinion.

/s/ Enrome LLP

We have served as the Group’s auditor since 2025.

Singapore
April 10, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

JIADE Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity, and cash flows of JIADE Limited and its subsidiaries (collectively the “Company”) for the year ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

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

Other Matter

As discussed in Note 2, 13 and 15 to the consolidated financial statements, subsequent to the date of our report, the Company completed the Share Consolidation, Change of Authorized Share Capital, and Issue of Dual Class Shares effective on June 24, 2025, and a further share consolidation effective on March 23, 2026. The related number of shares authorized, issued and outstanding, the amounts of ordinary shares and ordinary shares subscribed as of December 31, 2023 and earnings per share for the year then ended, as presented in the consolidated financial statements incorporated in the Company’s Form 20-F for the fiscal year ended December 31, 2025 filed with the SEC on April 10, 2026, have been retroactively adjusted. These changes have not been audited by us and our report relating to the consolidated financial statements of the Company for the year ended December 31, 2023 will not be revised as a result.

/s/ ZH CPA, LLC

We have served as the Company’s auditor since 2023.

Denver, Colorado

April 16, 2024

999 18th Street, Suite 3000, Denver, CO, 80202 USA Phone: 1.303.386.7224 Fax: 1.303.386.710 Email: admin@zhcpa.us

JIADE LIMITED

CONSOLIDATED BALANCE SHEETS

	As of	As of	As of
	December 31,	December 31,	December 31,
	2024	2025	2025
	RMB	RMB	US$
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	3,918,146	19,773,580	2,826,372
Accounts receivable, net	10,564,030	6,259,004	894,642
Deferred offering costs	—	228,213	32,620
Prepayment and other current assets	12,104,106	61,640,567	8,810,704
Amount due from related parties	4,439,705	—	—
TOTAL CURRENT ASSETS	31,025,987	87,901,364	12,564,338
Non-current assets
Property and equipment, net	580,850	4,256,882	608,465
Intangible assets, net	16,943,816	24,043,180	3,436,655
Prepayment for acquisition	32,000,000	—	—
Right-of-use assets	768,042	966,479	138,145
Deferred tax assets	15,330	232,563	33,242
Goodwill	—	26,550,297	3,795,014
TOTAL ASSETS	81,334,025	143,950,765	20,575,859
LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Bank loans	4,000,000	15,240,000	2,178,357
Payroll payables	1,045,829	1,952,234	279,046
Other payables	1,352,992	2,050,459	293,086
Deferred revenue	620,000	40,942	5,852
Lease liabilities	496,601	482,275	68,935
Amount due to related parties	275,100	462,837	66,156
Taxes payable	1,973,260	1,509,134	215,711
TOTAL CURRENT LIABILITIES	9,763,782	21,737,881	3,107,143
NON-CURRENT LIABILITY
Long-term loans	—	1,000,000	142,937
Lease liabilities	271,442	480,841	68,730
TOTAL LIABILITIES	10,035,224	23,218,722	3,318,810
COMMITMENTS AND CONTINGENCIES (Note 18)
SHAREHOLDERS’ EQUITY:
Class A ordinary shares, $0.0025 par value; 15,800,000 shares authorized; 80,596 shares and 892,686 shares issued and outstanding as of December 31, 2024 and 2025, respectively*	1,387	15,356	2,232
Class B ordinary shares, $0.0025 par value; 3,000,000 shares authorized; 42,083 shares issued and outstanding as of December 31, 2024 and 2025*	724	724	105
Additional paid-in capital	50,180,671	127,454,016	18,217,867
Statutory reserves	2,054,975	2,111,434	301,802
Ordinary shares subscribed	(1,913)	(15,755,217)	(2,252,000)
Retained earnings	18,494,772	7,841,520	1,120,842
Accumulated other comprehensive income (loss)	418,491	(1,086,344)	(155,319)
TOTAL JIADE LIMITED SHAREHOLDERS’ EQUITY	71,149,107	120,581,489	17,235,529
NON-CONTROLLING INTERESTS	149,694	150,554	21,520
TOTAL SHAREHOLDERS’ EQUITY	71,298,801	120,732,043	17,257,049
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	81,334,025	143,950,765	20,575,859
*

Ordinary Shares have been retroactively adjusted to reflect the decreased number of shares resulting from the Share Consolidations, Change of Authorized Share Capital and Issue of Dual Class Shares effective on June 24, 2025 and March 23, 2026. The accompanying notes are an integral part of these consolidated financial statements.

JIADE LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the years ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Revenue – third party	14,718,233	18,742,196	25,701,513	3,673,691
Revenue – related party	853,089	—	—	—
Revenue	15,571,322	18,742,196	25,701,513	3,673,691
Cost of revenue	812,504	5,658,188	14,045,385	2,007,602
Gross profit	14,758,818	13,084,008	11,656,128	1,666,089
OPERATING EXPENSES
Selling expenses	452,966	534,630	4,102,391	586,383
General and administrative expenses	2,040,510	5,454,423	17,639,506	2,521,334
Research and development expenses	695,815	709,828	2,135,816	305,287
Total operating expenses	3,189,291	6,698,881	23,877,713	3,413,004
INCOME FROM OPERATIONS	11,569,527	6,385,127	(12,221,585)	(1,746,915)
OTHER (LOSS) INCOME
Interest income	2,286	17,933	843	120
Interest expenses	(65,315)	(108,090)	(301,551)	(43,103)
Other (loss) income, net	(393,278)	(142,477)	1,807,604	258,373
Total other (loss) income, net	(456,307)	(232,634)	1,506,896	215,390
INCOME (LOSS) BEFORE INCOME TAXES	11,113,220	6,152,493	(10,714,689)	(1,531,525)
INCOME TAX EXPENSE (BENEFIT)	1,551,288	545,711	(186,196)	(26,614)
NET INCOME (LOSS)	9,561,932	5,606,782	(10,528,493)	(1,504,911)
Less: net income attributable to non-controlling interest	(78,408)	(3,555)	(68,300)	(9,763)
NET INCOME (LOSS) ATTRIBUTABLE TO JIADE LIMITED’S SHAREHOLDERS	9,483,524	5,603,227	(10,596,793)	(1,514,674)

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	—	418,491	(1,504,835)	(215,096)
TOTAL COMPREHENSIVE INCOME (LOSS)	9,561,932	6,025,273	(12,033,328)	(1,720,007)
Less: comprehensive income attributable to non-controlling interest	(78,408)	(3,555)	(68,300)	(9,763)
TOTAL COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO JIADE LIMITED’S SHAREHOLDERS	9,483,524	6,021,718	(12,101,628)	(1,729,770)
BASIC AND DILUTED EARNINGS (LOSS) PER SHARE ATTRIBUTABLE TO THE COMPANY
Basic and diluted*	85.30	45.67	(38.44)	(5.49)
Weighted average number of shares outstanding
Class A Ordinary Shares*	69,096	80,596	233,602	233,602
Class B Ordinary Shares*	42,083	42,083	42,083	42,083
Total shares	111,179	122,679	275,685	275,685
*

Ordinary Shares have been retroactively adjusted to reflect the decreased number of shares resulting from the Share Consolidations, Change of Authorized Share Capital and Issue of Dual Class Shares effective on June 24, 2025 and March 23, 2026. The accompanying notes are an integral part of these consolidated financial statements.

JIADE LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary Shares							Accumulated		Total
	Class A		Class B			Additional		Other		JIADE LIMITED’s		Total
		Issued		Issued	Subscribed	Paid-in	Statutory	Comprehensive	Retained	Shareholders’	Non-controlling	Shareholders’
	Shares*	Amount*	Shares*	Amount*	Amount	Capital	Reserves	Income/(Loss)	Earnings	Equity	Interests	Equity
		RMB			RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2022	69,096	1,189	42,083	724	(1,913)	1,983,600	546,300	—	4,916,696	7,446,596	61,567	7,508,163
Capital contribution	—	—	—	—	—	745,484	—	—	—	745,484	6,164	751,648
Net income for the year	—	—	—	—	—	—	—	—	9,483,524	9,483,524	78,408	9,561,932
Statutory reserves	—	—	—	—	—	—	948,352	—	(948,352)	—	—	—
Balance as of December 31, 2023	69,096	1,189	42,083	724	(1,913)	2,729,084	1,494,652	—	13,451,868	17,675,604	146,139	17,821,743
Issue of ordinary shares upon Initial Public Offering	10,000	172	—	—	—	39,420,034	—	—	—	39,420,206	—	39,420,206
Issue of ordinary shares upon exercise of underwriters’ over-allotment option	1,500	26	—	—	—	7,865,645	—	—	—	7,865,671	—	7,865,671
Effect of the change of shares of par value	—	—	—	—		165,908	—	—	—	165,908	—	165,908
Net income for the year	—	—	—	—	—	—	—	—	5,603,227	5,603,227	3,555	5,606,782
Statutory reserves	—	—	—	—	—	—	560,323	—	(560,323)	—	—	—
Currency translation differences	—	—	—	—	—	—	—	418,491	—	418,491	—	418,491
Balance as of December 31, 2024	80,596	1,387	42,083	724	(1,913)	50,180,671	2,054,975	418,491	18,494,772	71,149,107	149,694	71,298,801
Stock-based compensation – common shares	12,090	208	—	—	—	6,264,924	—	—	—	6,265,132	—	6,265,132
Issuance of Class A shares for cash	800,000	13,761	—	—	(15,755,217)	71,008,341	—	—	—	55,266,885	—	55,266,885
Capital contribution			—	—	1,913	80				1,993		1,993
Net loss for the year	—	—	—	—	—	—	—	—	(10,596,793)	(10,596,793)	68,300	(10,528,493)
Statutory reserves	—	—	—	—	—	—	56,459	—	(56,459)	—	—	—
Addition in non-controlling interests due to business combination	—	—	—	—	—	—	—	—	—	—	(67,440)	(67,440)
Currency translation differences	—	—	—	—	—	—	—	(1,504,835)	—	(1,504,835)	—	(1,504,835)
Balance as of December 31, 2025	892,686	15,356	42,083	724	(15,755,217)	127,454,016	2,111,434	(1,086,344)	7,841,520	120,581,489	150,554	120,732,043
Balance as of December 31, 2025 (US$)	892,686	2,232	42,083	105	(2,252,000)	18,217,867	301,802	(155,319)	1,120,842	17,235,529	21,520	17,257,049
*

Ordinary Shares have been retroactively adjusted to reflect the decreased number of shares resulting from the Share Consolidations, Change of Authorized Share Capital and Issue of Dual Class Shares effective on June 24, 2025 and March 23, 2026. The accompanying notes are an integral part of these consolidated financial statements.

JIADE LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES:
Total net income (loss)	9,561,932	5,606,782	(10,528,493)	(1,504,911)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	213,212	331,069	2,587,751	369,885
Amortization of right of use assets and interest of lease liabilities	304,800	405,356	912,697	130,458
Other income – rent subsidy	(28,139)	—	—	—
(Gain)/loss from termination of operating lease	(50,555)	32,000	—	—
Net loss on disposal of property and equipment	251,310	—	17,115	2,446
Credit loss for accounts receivable	—	102,200	785,698	112,305
Employee stock compensation	—	—	6,264,915	895,487
Unrealized foreign exchange loss (gain)	—	192,880	(1,494,177)	(213,573)
Deferred tax	—	(15,330)	(217,233)	(31,051)
Changes in operating assets and liabilities:
Accounts receivable	(1,422,205)	(2,846,886)	3,519,328	503,041
Prepayment and other current assets	282,514	(8,831,715)	565,474	80,827
Other long-term assets	91,601	67,757	—	—
Accounts payable	(178,447)	(1,553)	—	—
Other payables	(73,663)	289,062	(1,033,505)	(147,723)
Payroll payables	124,171	369,211	754,951	107,910
Deferred revenue	41,445	561,707	(795,782)	(113,747)
Change in lease liabilities – operating lease	(310,832)	(357,355)	(916,061)	(130,939)
Taxes payable	1,570,186	(956,111)	(515,871)	(73,737)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	10,377,330	(5,050,926)	(93,193)	(13,322)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(6,335)	(592,504)	(4,363,774)	(623,744)
Purchase of intangible assets	(1,782,178)	(15,113,206)	(52,032,088)	(7,437,299)
Proceeds from disposal of property and equipment	—	—	1,000	143
Acquisition of subsidiaries, net of cash acquired	—	(32,000,000)	445,823	63,725
NET CASH USED IN INVESTING ACTIVITIES	(1,788,513)	(47,705,710)	(55,949,039)	(7,997,175)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from bank loans	3,000,000	4,000,000	16,240,000	2,321,293
Repayments of bank loans	(595,817)	(3,000,000)	(4,000,000)	(571,747)
Capital contributed by shareholders	751,648	—	1,993	285
Proceeds from issuance of ordinary shares upon the completion of IPO	—	54,481,760	—	—
Proceeds from issuance of ordinary shares upon exercise of underwriters’ over-allotment option	—	8,690,520	—	—
Share issuances, net of issuance costs	—	—	55,267,102	7,899,702
Deferred costs related to shares offering	(6,648,228)	(10,648,441)	(228,213)	(32,620)
Net (repayment) proceeds from related parties	(618,503)	(4,156,605)	4,627,442	661,432
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	(4,110,900)	49,367,234	71,908,324	10,278,345
EFFECT OF FOREIGN EXCHANGE RATE ON CASH AND CASH EQUIVALENT	—	225,611	(10,658)	(1,523)
NET INCREASE IN CASH AND CASH EQUIVALENTS	4,477,917	(3,163,791)	15,855,434	2,266,325
TOTAL CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	2,604,020	7,081,937	3,918,146	560,047
TOTAL CASH AND CASH EQUIVALENTS, END OF YEAR	7,081,937	3,918,146	19,773,580	2,826,372
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest expense	65,315	108,090	301,551	43,103
Cash paid for income tax	28,363	1,303,716	11,434	1,596
Supplemental Schedule of Non-Cash Investing and Financing Activities
Right-of-use assets obtained in exchange for new operating lease liabilities	35,502	994,972	—	—
Right-of-use assets derecognized for termination of operating lease liabilities	(1,999,354)	(78,588)	—	—
Right-of-use assets obtained in exchange for operating lease liabilities from modification	—	—	1,198,602	171,324
*	The accompanying notes are an integral part of these consolidated financial statements.

JIADE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Organization and principal activities

JIADE LIMITED is a holding company that was incorporated under the laws of the Cayman Islands on February 20, 2023 (“JIADE LIMITED” or the “Company”). JIADE LIMITED and its subsidiaries (collectively referred to as the “Group”) specialize in providing one-stop comprehensive education supporting services to adult education institutions, through a wide range of software platform and auxiliary solutions. Auxiliary solutions encompass exam administration services and teaching support services throughout the entire teaching cycle. Specifically, the Group offers pre-enrollment guidance on school/major selection and application strategy development, training for entrance exams, and assistance in the application process. The Group also provides offline tutoring, exam administration services, guidance on graduation thesis, and social practice assistance included in the one-stop comprehensive education supporting services in the People’s Republic of China (“China” or the “PRC”).

JIADEZHIGAO Limited (“Jiadezhigao HK”) was incorporated in accordance with the laws and regulations of Hong Kong on March 30, 2023 and is a wholly owned subsidiary of the Company.

Shenzhen Kebiao Technology Co., Ltd. (“Shenzhen Kebiao”) was incorporated in China on May 23, 2023 and is a wholly owned subsidiary of Jiadezhigao HK.

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

Wismass International Holdings Limited (“WISMASS HK”) was incorporated in accordance with the laws and regulations of Hong Kong on October 24, 2022 and is a wholly owned subsidiary of Wismass International Holdings Limited (BVI) (“WISMASS BVI”). WISMASS BVI was incorporated in accordance with the laws and regulations of the British Virgin Islands on August 17, 2022.

Sichuan Kunyuan Safety Technology Services Co., Ltd. (“Kunyuan”) was incorporated in China on March 25, 2021 and has been a subsidiary of Jiade Zhigao since January 9, 2025.

Sichuan Jiazhi Taizhang Safety Technology Co., Ltd (“Jiazhi”) was incorporated in China on April 28, 2023 and has been a wholly owned subsidiary of Jiade Zhigao since January 26, 2025.

HK Yifu International Limited (“HK Yifu”) was incorporated in accordance with the laws and regulations of Hong Kong on July 15, 2025 and has been a wholly owned subsidiary of JIADE LIMITED since August 13, 2025.

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

On December 24, 2024, Jiade Zhigao entered into an equity transfer agreement with Chengdu Meirusi Technology Co., Ltd. (“Meirusi”), which is a PRC limited liability company holding 75% of the equity interests in Kunyuan, to acquire 75% of the equity interests in Kunyuan for a total consideration of RMB9,000,000. On January 9, 2025, Meirusi and Kunyuan both fulfilled the obligations under the equity transfer agreement signed on December 24, 2024. Thereupon, Kunyuan became a subsidiary of the Company as of January 9, 2025.

On December 24, 2024, Jiade Zhigao entered into an equity transfer agreement with Meirusi, which entity holds 100% of the equity interests in Jiazhi, to acquire 100% of the equity interests in Jiazhi for a total consideration of RMB23,000,000. On January 26, 2025, Meirusi and Jiazhi both fulfilled the obligations under the equity transfer agreement signed on December 24, 2024. Thereupon, Jiazhi became a wholly subsidiary of the Company as of January 26, 2025.

On August 13, 2025, the Company entered into an equity transfer agreement with Mr. Guoqiang Wu, who holds 100% of the equity interests in HK Yifu, to acquire 100% of the interests in HK Yifu for a total consideration of HK$10,000. On August 13, 2025, Mr. Guoqiang WU and the Company both fulfilled the obligations under the equity transfer agreement. Thereupon, HK Yifu became a wholly subsidiary of the Company since August 13, 2025.

Except for Kunyuan, Jiazhi and HK Yifu, which were under common control started from January 9, 2025, January 26, 2025 and August 13, 2025, respectively, all other entities involved in the process of the Reorganization are under common ownership of Jiade Zhigao’s shareholders before and after the Reorganization, the Reorganization is accounted for in a manner similar to a pooling of interests with the assets and liabilities of the parties to the Reorganization carried over at their historical amounts.

Therefore, the accompanying consolidated financial statements were prepared as if the corporate structure of the Company had been in existence since the beginning of the periods presented.

JIADE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Organization and principal activities (continued)

Reorganization (continued)

As of December 31, 2024 and 2025, the Group’s consolidated financial statements reflected the activities for each of the following entities.

			% of	% of
	Date of	Place of	Ownership as of	Ownership as of
Name of Entity	Incorporation	Incorporation	December 31, 2025	December 31, 2024	Principal Activities
JIADE Limited	February 20, 2023	Cayman Islands	NA	NA	Investment Holding
JIADEZHIGAO Limited (“Jiadezhigao HK”)	March 30, 2023	Hong Kong	100%	100%	Investment Holding
WISMASS International Holdings Limited (“WISMASS HK”)	October 24, 2022	Hong Kong	100%	100%	Investment Holding
Shenzhen Kebiao Technology Co., Ltd (“Shenzhen Kebiao”)	May 23, 2023	PRC	99.98%	99.95%	Providing one-stop comprehensive education supporting services
Sichuan Jiade Zhigao Technology Co. Ltd. (“Jiade Zhigao”)	May 6, 2022	PRC	99.98%	99.96%	Providing one-stop comprehensive education supporting services
Sichuan Kebiao Technology Co., Ltd. (“Kebiao Technology”)	April 28, 2020	PRC	99.98%	99.96%	Providing one-stop comprehensive education supporting services
Sichuan Kunyuan Safety Technology Services Co., Ltd. (“Kunyuan”)	March 25, 2021	PRC	74.98%	NA	Providing safety technology training services
Sichuan Jiazhi Taizhang Safety Technology Co., Ltd (“Jiazhi”)	April 28, 2023	PRC	99.98%	NA	Providing safety technology training services
HK Yifu International Limited (“HK Yifu”)	July 15, 2025	Hong Kong	100%	NA	Investment Holding

JIADE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies

Basis of consolidation

The accompanying consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the U.S. (“U.S. GAAP”) and pursuant to the rules and regulations of the U.S. Securities Exchange Commission.

Retroactivity

For the years ended December 31, 2025 and up to the date of this report, the Company effected two share combinations, change of authorized share capital and the issuance of dual class shares. All historical references relating to the number of authorized shares, issued and outstanding ordinary shares, ordinary shares subscribed, earnings per share, and the related amounts of ordinary shares have been retroactively adjusted in the consolidated financial statements to reflect these changes for all periods presented.

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

Uses of estimates and assumptions

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods presented. These estimates are based on information as of the date of the consolidated financial statements. The estimates required to be made by management include, but are not limited to, useful lives of property and equipment and intangible assets, the incremental borrowing rate used in operating lease right-of-use assets and lease liabilities, the valuation of accounts receivable, the recoverability of long-lived assets, the valuation of deferred tax assets and goodwill and contingencies. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents represent demand deposits placed with banks and cash on hand, which are unrestricted as to withdrawal or use, and which have original maturities of three months or less and are readily convertible to known amounts of cash. The Group maintains the majority of its bank accounts in the PRC. Cash balances in bank accounts in the PRC are protected under Deposit Protection Scheme in accordance with the Deposit Protection Scheme Ordinance. The maximum protection is up to RMB500,000 per depositor per Scheme member, including both principal and interest. As of December 31, 2024 and 2025, cash and cash equivalents balance were RMB3,918,146 and RMB19,773,580 (US$2,826,372), respectively.

JIADE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Fair Value of Financial Instruments

ASC Topic 825 – 10, Financial Instruments – Overall, requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

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

Unless otherwise disclosed, the fair value of the Group’s financial instruments, including cash and cash equivalents, accounts receivable, amount due from related parties, deferred revenue, other payables, bank loans, and amount due to related parties, approximates their recorded values due to their short-term maturities.

The Group determined that the carrying value of the lease liabilities approximated their fair value as the interest rates used to discount the contracts approximate market rates. The Group noted no transfers between levels during any of the periods presented. The Group did not have any instruments that were measured at fair value on a recurring or non-recurring basis as of December 31, 2024 and 2025.

Accounts receivable and allowance for credit loss

The Group maintains an allowance for credit losses and records the allowance for credit losses as an offset to accounts receivable and the estimated credit losses charged to the allowance is classified as “General and administrative expenses” in the consolidated statements of operations and comprehensive income (loss). The Group’s estimation of allowance for credit losses considers factors such as historical credit loss experience, age of receivable balances, current market conditions, reasonable and supportable forecasts of future economic conditions, as well as an assessment of receivables due from specific identifiable counterparties to determine whether these receivables are considered at risk or uncollectible. For the years ended December 31, 2024 and 2025, the expected credit loss amounted to RMB102,200 and RMB785,698 (US$112,305), respectively.

Deferred offering costs

Deferred offering costs consist principally of legal, accounting and consulting costs in connection with the proposed public offering. Such costs are deferred until the closing of the public offering, at which time the deferred costs are offset against the offering proceeds. These costs were charged against the gross proceeds of the public offering during the year ended December 31, 2024 and 2025 upon the Company’s completion of its public offering.

Deferred revenue

Deferred revenue represents the upfront payments received upon the signing of a contract for one-stop comprehensive education supporting services with adult education institutions and safety technology training services. The deferred revenue is subsequently released into revenue once the adult education institutions or personnel receive and consume benefits of such services and is released using straight-line method based on the contract term. As of December 31, 2024 and 2025, the deferred revenue amounted to RMB620,000 and RMB40,942 (US$5,852), respectively.

JIADE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Contingencies

In the normal course of business, the Group is subject to contingencies, including legal proceedings and claims arising out of its business that relate to a wide range of matters, such as government investigations and tax matters. The Group recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Group may consider many factors in making these assessments, including historical and the specific facts and circumstances of each matter.

Property and equipment, net

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is provided in the amounts sufficient to depreciate the cost of the related assets over their useful lives using the straight- line method, as follows:

Useful life
Motor vehicles	4 years
Office equipment	3 years
Leasehold improvement	Over shorter of the lease term and the remaining useful life

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expenses as incurred. Expenditures for major renewals and betterments that substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of income and other comprehensive income as other income or expenses.

Goodwill

Goodwill represents the excess of the purchase consideration over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed from the acquired entity as a result of the Group’s acquisitions of interests in its consolidated subsidiaries.

Goodwill is not depreciated or amortized but is tested for impairment at the reporting unit level on an annual basis, and between annual tests when an event or circumstance change occurs that indicates the asset might be impaired. Under ASC Topic 350-20-35, Intangibles – Goodwill and Other – Subsequent Measurement, the Group has the option to choose whether it will apply the qualitative assessment first and then the quantitative assessment, if necessary, or to apply the quantitative assessment directly.

If the Group believes, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount, the quantitative impairment test described above is required. Otherwise, no further testing is required. In the qualitative assessment, the Group considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. If the quantitative analysis indicates the carrying value of a reporting unit exceeds its fair value, the Group measures any goodwill impairment losses as the amount by which the carrying amount of a reporting unit exceeds its fair value, not to exceed the total amount of goodwill allocated to that reporting unit.

As of December 31, 2025, the Group performed a qualitative assessment of its goodwill under Kunyuan and Jiazhi’s operation and concluded that there were no indicators of impairment.

JIADE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Impairment of long-lived assets other than goodwill

The Group evaluates the recoverability of its long-lived assets, including property and equipment, intangible assets and operating lease right-of-use assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of its asset may not be fully recoverable. When these events occur, the Group measures impairment by comparing the carrying amount of the assets to the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the asset, the Group recognizes an impairment loss based on the excess of the carrying amount of the asset over its fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the asset when the market prices are not readily available. The adjusted carrying amount of the asset is the new cost basis and is depreciated over the asset’s remaining useful life. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. For the years ended December 31, 2023, 2024 and 2025, no impairment of long-lived assets was recognized.

Leases

The Group leases offices in the PRC under operating leases. The Group determines whether an arrangement constitutes a lease at inception and records lease liabilities and right-of-use assets on its consolidated balance sheets at the lease commencement. The Group measures its lease liabilities based on the present value of the total lease payments not yet paid discounted based on its incremental borrowing rate, as the rates implicit in its leases are not determinable. The Group’s incremental borrowing rate is the estimated rate the Group would be required to pay for collateralized borrowing equal to the total lease payments over the term of the lease. The Group measures right-of-use assets based on the corresponding lease liability adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurs under the lease. The Group begins recognizing rent expenses when the lessor makes the underlying asset available to the Group.

For short-term leases, the Group records operating lease expenses in its consolidated statements of operations and comprehensive income (loss) on a straight-line basis over the lease term.

The Group determines if an arrangement is a lease at inception. Leases are classified as operating or finance leases in accordance with the recognition criteria in ASC Topic 842-20-25, Leases – lessee – Recognition. The Group’s leases do not contain any material residual value guarantees or material restrictive covenants.

As the lessee, the Group recognizes in the consolidated balance sheet a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. For leases with a term of 12 months or less, the Group makes an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities and recognizes lease expenses for such lease generally on a straight-line basis over the lease term. For the years ended December 31, 2023, 2024 and 2025, the Group incurred lease expenses with a term of 12 months or less of nil, nil and RMB302,110 (US$43,183), respectively.

Operating lease assets are included within right-of-use assets — operating lease, and the corresponding operating lease liabilities are included within operating lease liabilities on the consolidated balance sheets as of December 31, 2024 and 2025.

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

Amortization is provided in the amounts sufficient to depreciate the cost of the related assets over their useful lives using the straight- line method, as follows:

Useful life
Software	5 to 10 years
Copyrights	10 years

Prepayment for acquisition

Prepayment for acquisition represents advance payments made by the Group for assets that are to be received in the future. These prepayments are recognized as assets on the consolidated balance sheet when the payment is made, provided the Group has a legal or contractual right to the future economic benefits associated with the prepayment. As of December 31, 2024 and 2025, the prepayment for acquisition amounted to RMB32,000,000 and nil, respectively.

Revenue recognition

The Group recognizes revenue to depict the transfer of control of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenue is the transaction price the Group expects to be entitled to in exchange for the promised services in a contract in the ordinary course of the Group’s activities and is recorded net of value-added tax (“VAT”). To achieve that core principle, the Group applies the following steps:

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

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

JIADE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Revenue recognition (continued)

One-stop comprehensive adult education supporting services

The Group enters into service contracts with adult education institutions to provide one-stop comprehensive education supporting services. It is within the scope of the revenue recognition standard that the essence of such contractual arrangements involves the Group providing one-stop comprehensive education supporting services to adult education institutions, and those services or activities are considered part of the Group’s ordinary business operations and are exchanged for compensation. Accordingly, the Group identifies its customer as the adult education institutions to which it provides services. One-stop comprehensive education supporting services encompass exam administration services and teaching support services throughout the entire teaching cycle from pre-enrollment to post-graduation. Specifically, the Group offers pre-enrollment guidance on school/major selection and application strategy development, training for entrance exams, and assistance in the application process. Additionally, the Group provides offline tutoring, exam administration services, and analysis of students’ learning progress throughout the course of study, and the Group also offers post-graduation guidance on graduation thesis, and social practice assistance. The Group determined the transaction price based on customer demand, effect of competitors on the Group’s services, the number of students to be served and other market factors. The transaction price does not change once the Group has verified the number of students to be served with adult education institutions. The Group currently does not have any modifications to the contract, and the contracts currently do not have any variable consideration.

The Group provides one-stop comprehensive education supporting services from pre-enrollment services to post-graduation services. The adult education institutions take all the comprehensive education supporting services, and without the comprehensive services the Group provides, the adult education institutions’ ability to benefit from the one-stop comprehensive education supporting services would be significantly limited over the contract term. These comprehensive services need to be combined into a single performance obligation because they are not separately identifiable in the contract. A customer obtains control of the service if it has the ability to direct the use of and obtain substantially all of the remaining benefits from that service. The Group typically verifies the number of students served with the adult education institutions at the beginning of the year, then issues settlement statements to the adult education institutions and, upon receipt of the adult education institutions’ services confirmation, the Group issues a bill to the customers. The Group satisfies its performance obligations to provide the comprehensive services to the adult education institutions throughout the terms of the contract. Therefore, the revenue from such services is recognized over the contract term on a monthly straight-line basis as adult education institutions receive and consume the benefits of such services.

The Group applies the practical expedient that permits the Group not to disclose the aggregate amount of transaction price allocated to performance obligations that are unsatisfied as of the end of the period, as the Group’s contracts have an expected length of one year or less. The Group also applies the practical expedient that permits the recognition of incremental costs of obtaining contracts as an expense when incurred if the amortization period of such costs is one year or less. These costs are included in direct costs of revenue under costs and expenses. The Group uses independent contractors and third-party companies in the performance of its education supporting services. The Group evaluates who controls the education-supporting services to determine whether its performance obligation is to transfer services to the customer or to arrange for services to be provided by another party. The Group determined it acts as the principal for its education supporting services performance obligation since it is in control of establishing the prices for these services and managing all aspects of services delivered to the institutions’ students.

JIADE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Revenue recognition (continued)

Safety technology training services

The Group enters into service contracts with personnel or institutions to provide safety technology training services. The safety technology training services for personnel encompass initial training, refresher training, and certification renewal programs for certain types of operations, with both theoretical instruction and practical training components. The Group determined the transaction price based on customer demand, the effect of competitors on the Group’s services and other market factors. The transaction price does not change once the Group has verified the type of training services with the personnel. The Group currently does not have any modifications to the contract, and the contracts currently do not have any variable consideration.

The Group typically verifies the type of training services with the personnel during the registration stage and issues receipts to customers. The Group fulfills its performance obligations by providing safety technology training services to the personnel throughout the entire training process. Therefore, the revenue from safety technology training services is recognized over the training period on a straight-line basis.

The determination of whether revenues should be reported on a gross or net basis is based on the Group’s assessment of whether it is the principal or an agent in the transaction in accordance with ASC Topic 606-10-55, Revenue from Contracts with Customers - Overall - Implementation Guidance and Illustrations, and depends on whether its performance obligation is to transfer services to the customer or to arrange for services to be provided by another party. The Group determined it acts as the principal for its safety technology training services performance obligation since it is in control of establishing the prices for these services and managing all aspects of services delivered to the personnel.

Online course services

The Group’s online course services revenue is primarily generated from authorizing the developed course on a third-party online learning platform. The Group determined the transaction price based on customer demand, the effect of competitors on the Group’s services and other market factors. The transaction price does not change once the Group has signed the contract with the third-party platform, and the contracts currently do not have any variable consideration.

The Group satisfies its performance obligations by granting registered personnel access to the developed courses on the learning platform. Revenue is recognized when personnel can directly use the learning platform and derive all the benefits from it while providing services. Therefore, the revenue is recognized at a point in time when the customer is able to directly use and obtain substantially all of the benefits from the learning platforms at the time the services are delivered.

The Group determined it acts as the principal for its online course services performance obligation since it is in control of establishing the prices for these services and managing all aspects of services delivered to the personnel.

Customized equipment

The Group enters into sales contracts with the customer to provide customized equipment related to safety technology training. The equipment is created based on fixed-price purchase orders and tailored to the construction of examination sites for safety technology training.

The Group fulfills its performance obligations by providing the customized equipment to the designated address till passed the customer’s acceptance inspection. Therefore, the revenue is recognized over time from the arrival of the equipment at the customer’s site to the final acceptance.

JIADE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Revenue recognition (continued)

The Group determined it acts as the principal for its sales of customized equipment performance obligation since it is in control of establishing the prices for the equipment and managing all aspects of the equipment delivered to the customer.

The following table disaggregates the revenue for the years ended December 31, 2023, 2024 and 2025 are as follows:

	For the years ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Revenue by services line
Adult education supporting services	15,571,322	18,742,196	16,639,576	2,378,407
Safety technology training services	—	—	8,417,926	1,203,231
Online course services	—	—	414,055	59,184
Customized equipment	—	—	229,956	32,869
Total revenue	15,571,322	18,742,196	25,701,513	3,673,691

	For the years ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Revenue by recognition method
Revenue recognized over time	15,571,322	18,742,196	25,287,458	3,614,507
Revenue recognized at a point in time	—	—	414,055	59,184
Total revenue	15,571,322	18,742,196	25,701,513	3,673,691

Value added tax (“VAT”)

Revenue represents the invoiced value of service, net of VAT. The VAT is based on gross sales price and VAT rates of 6%. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in tax payables. All of the VAT returns filed by the Group’s subsidiaries in the PRC remain subject to examination by the tax authorities for five years from the date of filing.

Income taxes

The Group follows the liability method of accounting for income taxes in accordance with ASC Topic 740, Income Taxes. The Group accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes were incurred during the years ended December 31, 2023, 2024 and 2025. All of the tax returns of the Group’s subsidiaries in the PRC remain subject to examination by the tax authorities for five years from the date of filing.

JIADE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Employee defined contribution plan

Full-time employees of the Group in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Group make contributions to the government for these benefits based on government-prescribed percentage of the employee’s salary. The Group has no legal obligation for the benefits beyond the contributions. The total amount was expensed as incurred. For the years ended December 31, 2023, 2024 and 2025, employee welfare contribution expenses amounted to RMB475,456, RMB557,800 and RMB965,265 (US$137,972), respectively.

Stock-based compensation

The Group measures share-based compensation awards issued to employees in accordance with ASC Topic 718, Compensation - Stock Compensation. For unrestricted stock awards granted under the Company’s 2025 Equity Incentive Plan that are immediately exercisable and have no vesting, service or performance conditions, the fair value of each award is measured at the grant-date fair value (based on the closing market price of the Company’s common stock on the grant date) and recognized as compensation expense in full on the grant date on the consolidated statements of operations and comprehensive income (loss). These awards are classified as equity-settled and are not remeasured subsequent to the grant date. Compensation expense is not reversed unless the awards are forfeited due to non-compliance with applicable laws or plan terms, in which case the previously recognized expense is reversed in the period of forfeiture.

Related parties

The Group adopted ASC Topic 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions. Parties are considered related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered related if they are subject to common control or significant influence, such as a family member or relative, shareholder, or a related corporation.

Segment reporting

ASC Topic 280, Segment Reporting, establishes standards for reporting information about operating segments on a basis consistent with the Group’s internal organizational structure, as well as information about geographical areas, business segments and major customers in the consolidated financial statements for detailing the Group’s business segments.

The Group’s chief operating decision maker (“CODM”) is the Chief Executive Officer, who reviews the financial information of each separate operating segment when making decisions about allocating resources and assessing the performance of the segment. The Group has determined that it has one, one and four reporting segments for the years ended December 31, 2023, 2024 and 2025, respectively, for purposes of allocating resources and evaluating financial performance. The Group generates substantially all of its revenue from clients in China. Accordingly, no geographical segments are presented. Substantially all of the Group’s long-lived assets are located in China.

JIADE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Earnings per Share

The Company computes earnings per share (“EPS”) in accordance with ASC Topic 260, Earnings per Share. ASC Topic 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common share outstanding for the period. Diluted EPS presents the dilutive effect on a per-share basis of the potential ordinary shares (such as convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (such as those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended December 31, 2023, 2024 and 2025, there were no dilutive shares.

Foreign currency translation

The Group’s reporting currency is Renminbi (“RMB”). The functional currency of the Company and the Company’s entities incorporated in the Cayman Islands and Hong Kong is the United States Dollar (“US$”). The functional currency of the Company’s PRC subsidiaries is the RMB.

Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency are measured and recorded in the functional currency at the exchange rate prevailing on the transaction date. Translation gains and losses are recognized in the consolidated statements of operation and comprehensive income (loss).

The Group’s reporting currency is RMB. For entities within the Group that have a functional currency other than the reporting currency, assets and liabilities are translated from each entity’s functional currency to the reporting currency at the exchange rates in effect on the balance sheet date. Equity amounts are translated at historical exchange rates. Revenue, expenses, gains and losses are translated using the average rates for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a component of other comprehensive income in the consolidated statements of operations and comprehensive income (loss) and the consolidated statements of changes in shareholders’ equity.

Convenience Translation into United States Dollars

Translations of balances in the consolidated balance sheets, consolidated statements of operations and comprehensive income (loss) and consolidated statements of cash flows from RMB into US$ are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.9961 on December 31, 2025. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2025, or at any other rate.

Research and Development Expenses

Research and development (“R&D”) expenses consist primarily of salaries and related personnel costs, depreciation and the cost of services used for the development of services management system. Other than software disclosed in intangible assets, all costs associated with R&D are expensed as incurred. For the years ended December 31, 2023, 2024 and 2025, research and development expenses were RMB695,815, RMB709,828 and RMB2,135,816 (US$305,287), respectively.

JIADE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Business Combinations

The Group recognizes and measures the assets acquired and liabilities assumed in a business combination based on their estimated fair values at the acquisition date, while transaction costs related to business combinations are expensed as incurred. An income, market or cost valuation method may be utilized to estimate the fair value of the assets acquired and liabilities assumed, if any, in a business combination. The income valuation method represents the present value of future cash flows over the life of the asset using: (i) discrete financial forecasts, which rely on management’s estimates of resource quantities and exploration potential, costs to produce and develop resources, revenues and operating expenses; (ii) appropriate discount rates; and (iii) expected future capital requirements (the “income valuation method”). The market valuation method uses prices paid for a similar asset by other purchasers in the market, normalized for any differences between the assets (the “market valuation method”). The cost valuation method is based on the replacement cost of a comparable asset at the time of the acquisition adjusted for depreciation and economic and functional obsolescence of the asset (the “cost valuation method”). If the initial accounting for the business combination is incomplete by the end of the reporting period in which the acquisition occurs, an estimate will be recorded. Subsequent to the acquisition date, and not later than one year from the acquisition date, the Group will record any material adjustments to the initial estimate based on new information obtained that would have existed as of the date of the acquisition. Any adjustment that arises from information obtained that did not exist as of the date of the acquisition will be recorded in the period in which the adjustment arises.

Recently Issued Accounting Pronouncements

In July 2025, the FASB issued ASU 2025-05 - Financial Instruments—Credit Losses (Topic 326). The amendments in this Update provide (1) all entities with a practical expedient and (2) entities other than public business entities with an accounting policy election when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. An entity that elects the practical expedient and the accounting policy election, if applicable, should apply the amendments in this Update prospectively. The amendments will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. The Group is evaluating the impact of the adoption of this guidance. We believe the future adoption of this ASU is not expected to have a material impact on its consolidated financial statements.

In November 2024, the Financial Accounting Standards Board (the “FASB”) issued ASU 2024-03, “Income Statement—Reporting Comprehensive Income (Subtopic 220-40): Disaggregation of Income Statement Expenses.” This pronouncement introduces new disclosure requirements aimed at enhancing transparency in financial reporting by requiring disaggregation of specific income statement expense captions. Under the new guidance, entities are required to disclose a breakdown of certain expense categories, such as: employee compensation; depreciation; amortization, and other material components. The disaggregated information can be presented either on the face of the income statement or in the notes to the financial statements, often using a tabular format. The ASU is effective for fiscal years beginning after December 15, 2025, and interim periods within those fiscal years. Early adoption is permitted. The Group is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact. In January 2025, the FASB issued ASU 2025-01, which revises the effective date of ASU 2024-03 (on disclosures about disaggregation of income statement expenses) “to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027.” Entities within the ASU’s scope are permitted to early adopt the ASU.

JIADE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Recently Issued Accounting Pronouncements (continued)

In December 2023, the FASB issued ASU 2023-09, which is an update to Topic 740, Income Taxes. The amendments in this update related to the rate reconciliation and income taxes paid disclosures improve the transparency of income tax disclosures by requiring (1) adding disclosures of pretax income (or loss) and income tax expense (or benefit) to be consistent with U.S. Securities and Exchange Commission (the “SEC”) Regulation S-X 210.4-08(h), Rules of General Application — General Notes to Financial Statements: Income Tax Expense, and (2) removing disclosures that no longer are considered cost beneficial or relevant. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments in this update should be applied on a prospective basis. Retrospective application is permitted. The Group does not plan to early adopt ASU 2023-09 and is evaluating the impact of adoption of ASU 2023-09 on the consolidated financial statements.

Other accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Group does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

Note 3 — ACQUISITIONS

On the acquisition date of January 9, 2025, Jiade Zhigao acquired 75% of the equity interests in Kunyuan from Chengdu Meirusi Technology Co., Ltd. (“Meirusi”) for a cash consideration of RMB9,000,000. This transaction is treated as a business combination, and Jiade Zhigao became the 75% shareholder of Kunyuan. On the acquisition date of January 26, 2025, Jiade Zhigao acquired 100% of the equity interests in Jiazhi from Meirusi for a cash consideration of RMB23,000,000. This transaction is treated as a business combination, and Jiade Zhigao became the 100% shareholder of Jiazhi. On the acquisition date of August 13, 2025, the Company acquired 100% of the equity interests in HK Yifu from Mr. Guoqiang WU for a cash consideration of HK$10,000 (RMB9,032). This transaction is treated as a business combination, and the Company became the 100% shareholder of HK Yifu.

The Group completed the above business combination primarily to achieve strategic and operational objectives and consistent with the Group’s long-term growth strategy. The acquisition of Kunyuan, Jiazhi and HK Yifu were each accounted for using the acquisition method, and the purchase price allocation was made based on the fair value of the tangible assets acquired and liabilities assumed at the respective dates of acquisition. The fair values of the tangible assets acquired were determined using income valuation method. The fair value measurements were primarily based on discrete financial forecasts, which rely on management’s estimates of resource quantities and exploration potential, costs to produce and develop resources, revenues and operating expenses, appropriate discount rates and expected future capital requirements. Key assumptions include cash flow projections for Kunyuan and Jiazhi and the discount rate applied to those cash flows. The carrying value of the tangible assets acquired and liabilities assumed approximate their fair value. The excess of the consideration transferred and the fair value of any non-controlling interests over the estimated fair values of the identifiable net assets acquired was recorded as goodwill. The fair value of the non-controlling interest of each acquisition was estimated with reference to the valuation using the income approach as of the respective acquisition dates.

JIADE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — ACQUISITIONS (continued)

The allocation of consideration of the assets acquired and liabilities assumed based on their fair value was as follows:

	Fair value amount
	Kunyuan	Jiazhi	HK Yifu	Total
	RMB	RMB	RMB	RMB	US$
Fair value of consideration transferred	9,000,000	23,000,000	9,032	32,009,032	4,575,268
Non-controlling interest fair value	3,000,000	—	—	3,000,000	428,810
Total fair value of purchase price	12,000,000	23,000,000	9,032	35,009,032	5,004,078
Fair value of the assets acquired and the liabilities assumed
Assets acquired:
Cash and cash equivalents	70,149	375,675	—	445,824	63,725
Prepayment and other current assets	1,222,599	5,526,495	9,032	6,758,126	965,985
Property and equipment	291,275	46,966	—	338,241	48,347
Total assets acquired	1,584,023	5,949,136	9,032	7,542,191	1,078,057
Liabilities assumed:
Deferred revenue	108,974	107,750	—	216,724	30,978
Payroll payables	126,278	25,176	—	151,454	21,648
Other payables	1,566,786	164,187	—	1,730,973	247,421
Tax payables	51,745	—	—	51,745	7,396
Total liabilities assumed	1,853,783	297,113	—	2,150,896	307,443
Fair value of net identifiable assets	(269,760)	5,652,023	9,032	5,391,295	770,614

Goodwill	12,269,760	17,347,977	—	29,617,737	4,233,464

Goodwill includes amounts attributable to both the controlling interest and non-controlling interest, recognized in accordance with the full goodwill method under U.S. GAAP. Goodwill attributable to the Group’s controlling interest amounted to RMB26,550,297 (US$3,795,014) as of December 31, 2025. The Group had two reporting units, adult education supporting services and online course services, prior to the acquisition of Kunyuan and Jiazhi, and one additional reporting unit, safety technology training services, was identified due to the acquisition of Kunyuan and Jiazhi as of each respective acquisition date. The reporting units of adult education supporting services and online course services are expected to benefit from the synergies associated with the acquisition of Kunyuan and Jiazhi by applying the Group’s educational expertise and transactional capabilities to Kunyuan and Jiazhi’s existing structure. As a result, goodwill recorded in the acquisition is assigned to the applicable reporting units of adult education supporting services, online course services and safety technology training services to which the assets and liabilities of Kunyuan and Jiazhi are assigned. The transactions are considered a non-taxable business combination and the goodwill are not deductible for tax purposes.

The following is the financial information from the respective acquisition dates to December 31, 2025 and the comparative pro forma financial information of the acquiree, Kunyuan and Jiazhi. HK Yifu had no operations before the completion of the acquisition and no comparative pro forma financial information.

	Kunyuan		Jiazhi
	From January 1,	For the year	From January 1,	For the year
	2025 to December	ended December	2025 to December	ended December
	31, 2025	31, 2024	31, 2025	31, 2024
	RMB	RMB	RMB	RMB
Revenue	3,378,919	4,154,877	3,831,461	6,160,650
Net income	274,947	269,523	289,642	2,627,105
Net income attributable to JIADE LIMITED’S SHAREHOLDERS	206,155	202,088	289,584	2,626,580

There are no material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and net income.

JIADE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4 — Accounts receivable, net

Accounts receivable, net consisted of the following:

	As of	As of	As of
	December 31,	December 31,	December 31,
	2024	2025	2025
	RMB	RMB	US$
Accounts receivable – third parties	10,666,230	7,146,902	1,021,555
Less: allowance for credit losses	(102,200)	(887,898)	(126,913)
Accounts receivable, net	10,564,030	6,259,004	894,642

The following table presents the movements in the allowance for credit losses on accounts receivable for each of the two years ended December 31, 2025:

	As of	As of	As of
	December 31,	December 31,	December 31,
	2024	2025	2025
	RMB	RMB	US$
Allowance for credit losses at beginning of the year	—	102,200	14,608
Additions charged to expense	102,200	785,698	112,305
Allowance for credit losses at end of the year	102,200	887,898	126,913

Expected credit losses for the years ended December 31, 2023, 2024 and 2025 amounted to nil, RMB102,200 and RMB785,698 (US$112,305), respectively.

As of December 31, 2024 and 2025, the aging of accounts receivable based on the services provided were as follows:

	As of	As of	As of
	December 31,	December 31,	December 31,
	2024	2025	2025
	RMB	RMB	US$
Within 90 days	3,606,000	4,016,277	574,074
90 – 180 days	3,606,000	1,209,825	172,928
180 days – 1 year	3,454,230	1,920,800	274,553
Accounts receivable	10,666,230	7,146,902	1,021,555

Note 5 — Prepayment and other current assets

Prepayment and other current assets consisted of the following:

	As of	As of	As of
	December 31,	December 31,	December 31,
	2024	2025	2025
	RMB	RMB	US$
Prepaid expenses	8,617,132	11,937,161	1,706,258
Prepayment for intangible assets	—	43,352,840	6,196,716
Employee loans	—	2,729,457	390,141
Other project investment	—	1,683,616	240,649
Escrow deposit	3,284,685	—	—
Other receivables	202,289	1,937,493	276,940
Total	12,104,106	61,640,567	8,810,704

JIADE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5 — Prepayment and other current assets (continued)

Prepayment for intangible assets consist of deposits paid to vendors for the development of course content.

The Group provided loans to certain employees, primarily for housing and other employee-related purposes and all employee loans are due within one year and expected to be repaid by December 31, 2026.

Other project investment represents prepayments made by the Group to third party vendors for the development of new content. The project was subsequently terminated, and all prepaid amounts were fully refunded to the Group as of January 8, 2026.

Note 6 — Property and equipment, net

Property and equipment, net, consisted of the following:

	As of	As of	As of
	December 31,	December 31,	December 31,
	2024	2025	2025
	RMB	RMB	US$
Motor vehicle	917,135	496,185	70,923
Office equipment	289,688	1,133,534	162,024
Leasehold improvement	—	4,081,600	583,411
Subtotal	1,206,823	5,711,319	816,358
Less: accumulated depreciation	(625,973)	(1,454,437)	(207,893)
Property and equipment, net	580,850	4,256,882	608,465

Depreciation expenses for the years ended December 31, 2023, 2024 and 2025 amounted to RMB188,276, RMB171,957 and RMB1,007,868 (US$144,061), respectively.

Note 7 — Intangible assets, net

Intangible assets, net, consisted of the following:

	As of	As of	As of
	December 31,	December 31,	December 31,
	2024	2025	2025
	RMB	RMB	US$
Software purchased	5,606,954	5,606,954	801,440
Copyrights purchased	11,528,300	20,207,547	2,888,402
Subtotal	17,135,254	25,814,501	3,689,842
Less: accumulated amortization	(191,438)	(1,771,321)	(253,187)
Intangible assets, net	16,943,816	24,043,180	3,436,655

Copyrights purchased represent the copyright certificate applied for vocational education. The amortization expenses were RMB24,936, RMB159,112 and RMB1,579,883 (US$225,823) for the years ended December 31, 2023, 2024 and 2025, respectively.

JIADE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 7 — Intangible assets, net (continued)

The following is a schedule, by fiscal years, of amortization amount of intangible assets as of December 31, 2025:

	Intangible assets
	RMB	US$
2026	2,582,399	369,120
2027	2,581,608	369,007
2028	2,580,501	368,849
2029	2,580,501	368,849
2030 and thereafter	13,718,171	1,960,830
Total	24,043,180	3,436,655

Note 8 — Prepayment for acquisition

Prepayment for acquisition consisted of the following:

	As of	As of	As of
	December 31,	December 31,	December 31,
	2024	2025	2025
	RMB	RMB	US$
Prepayment for acquisition	32,000,000	—	—

On December 24, 2024, the Group entered into an equity transfer agreement (the “Kunyuan Agreement”) with Meirusi, which is a PRC limited liability company holding 75% of the equity interests in Kunyuan. Pursuant to the Kunyuan Agreement, the Group agreed to acquire 75% of the equity interests in Kunyuan from Meirusi. In consideration for the acquisition, the Group agreed to pay RMB9,000,000 to Meirusi, subject to the satisfaction by Meirusi and Kunyuan of their obligations under the Kunyuan Agreement. The Kunyuan Agreement contains customary covenants, closing conditions, and other obligations and rights of the parties. The Kunyuan Agreement had been approved by directors on December 23, 2024 and the Company announced and filed Form 6-K on December 27, 2024. On December 30, 2024, the Group paid the acquisition consideration and recognized the prepayment for acquisition on the consolidated balance sheets.

On December 24, 2024, the Group entered into an equity transfer agreement (the “Jiazhi Agreement”) with Meirusi, the sole shareholder of Jiazhi. Pursuant to the Jiazhi Agreement, the Group agreed to acquire 100% of the equity interests in Jiazhi from Meirusi. In consideration for the acquisition, the Group agreed to pay RMB23,000,000 to Meirusi, subject to the satisfaction by Meirusi and Jiazhi of their obligations under the Jiazhi Agreement. The Jiazhi Agreement contains customary covenants, closing conditions, and other obligations and rights of the parties. The Jiazhi Agreement had been approved by directors on December 23, 2024 and the Company announced and filed Form 6-K on December 27, 2024. On December 30, 2024, the Group paid the acquisition consideration and recognized the prepayment for acquisition on the consolidated balance sheets.

JIADE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9 — Right-of-use assets and lease liabilities

Leases are classified as operating leases or finance leases in accordance with ASC Topic 842, Leases. The Group’s operating leases are mainly related to office facilities in the PRC. For leases with terms greater than 12 months, the Group records the related asset and liability at the present value of lease payments over the term. The Group’s lease agreements do not contain any material guarantees or restrictive covenants. The Group does not have any material finance leases or any sublease activities. Short-term leases, defined as leases with an initial term of 12 months or less, are not reflected on the Consolidated Balance Sheets.

	For the years ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Amortization of right of use assets and interest of lease liabilities	304,800	405,356	912,697	130,458
Operating lease expenses with an initial term of 12 months or less	—	—	302,110	43,183
Total operating lease expenses	304,800	405,356	1,214,807	173,641

Other information about the Group’s lease is as follows:

	As of	As of	As of
	December 31,	December 31,	December 31,
	2024	2025	2025
	RMB	RMB	US$
Operating cash flows used in operating lease	357,355	916,061	130,939
Right-of-use assets obtained in exchange for new operating lease liabilities	994,972	—	—
Right-of-use assets derecognized for termination of operation lease liabilities	78,588	—	—
Right-of-use assets obtained in exchange for operating lease liabilities from modification	—	1,198,602	171,324
Weighted-average remaining lease term-operating	1.5 years	2.0 years	2.0 years
Weighted-average discount rate-operating	12%	3.2%	3.2%

The following is a maturity analysis of the annual undiscounted cash flows for the lease liabilities as of December 31, 2025:

	Operating lease
	RMB	US$
Years ending December 31,
2026	504,447	72,104
2027	487,632	69,701
Total undiscounted lease payments	992,079	141,805
Less: Imputed interest	(28,963)	(4,140)
Lease liabilities recognized in the Consolidated Balance Sheet	963,116	137,665

JIADE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 — Other payables

Other payables consisted of the following:

	As of	As of	As of
	December 31,	December 31,	December 31,
	2024	2025	2025
	RMB	RMB	US$
Accrued expenses	1,352,992	2,050,459	293,086

Note 11 — Deferred revenue

	As of	As of	As of
	December 31,	December 31,	December 31,
	2024	2025	2025
	RMB	RMB	US$
Balance at the beginning of the year	58,293	620,000	88,621
Decrease in contract liabilities from recognizing revenue during the year included in the contract liabilities at the beginning of the year	(58,293)	(620,000)	(88,621)
Increase in contract liabilities from billings in advance of performance obligation under contracts	620,000	40,942	5,852
Balance at the end of the year	620,000	40,942	5,852

Note 12 — Bank loans

Outstanding balance of bank loans consisted of the following:

	Loan	Loan	Loan	Loan	Effective
As of December 31, 2025	commencement	maturity	amount in	amount in	interest
Short-term bank loans	date	date	RMB	US$	rate
Bank of China (a)	August 21, 2025	August 20, 2026	5,000,000	714,684	3.35%
Industrial and Commercial Bank of China	April 18, 2025	April 17, 2026	3,740,000	534,584	3.10%
Agriculture Bank of China(b)	December 26, 2025	December 25, 2026	3,500,000	500,279	3.25%
Bank of China	April 21, 2025	April 20, 2026	2,000,000	285,873	3.10%
Chengdu Rural Commercial Bank(c)	May 28, 2025	May 27, 2026	1,000,000	142,937	3.20%
Total short-term bank loans			15,240,000	2,178,357

Long-term bank loans
China Construction Bank	March 21, 2025	March 21, 2028	1,000,000	142,937	3.05%

	Loan	Loan	Loan	Loan	Effective
As of December 31, 2024	commencement	maturity	amount in	amount in	interest
Short-term bank loans	date	date	RMB	US$	rate
Bank of China (d)	August 30, 2024	August 29, 2025	4,000,000	571,747	3.35%
(a)	On August 21, 2025, Kebiao Technology obtained an RMB5,000,000 unsecured loan from Bank of China for a term of twelve months, with Mr. Yuan Li as a co-borrower, at a fixed annual interest rate of 3.35% per annum.
(b)	On December 26, 2025, Kebiao Techbology obtained an RMB3,500,000 loan from Agriculture Bank of China for a term of twelve months, with Mr. Yuan Li as the guarantor, at a fixed annual interest rate of 3.25% per annum.
(c)	On May 28, 2025, Kebiao Techbology obtained an RMB1,000,000 loan from Chengdu Rural Commercial Bank for a term of twelve months, with Mr. Yuan Li and Jiade Zhigao both as guarantors, at a fixed annual interest rate of 3.20% per annum.

JIADE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 — Bank loans (continued)

(d)	On August 30, 2024, Kebiao Techbology obtained an RMB4,000,000 unsecured loan from Bank of China for a term of twelve months, with Mr. Yuan Li as a co-borrower, at a fixed annual interest rate of 3.35% per annum. The loan was fully repaid on August 11, 2025.

Interest expenses were RMB65,315, RMB108,090 and RMB301,551 (US$43,103) for the years ended December 31, 2023, 2024 and 2025, respectively. The effective interest rates were 4.79%, 3.35% and 3.17% for the years ended December 31, 2023, 2024 and 2025, respectively.

Note 13 — Taxes

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

Hong Kong

Under Hong Kong tax laws, with effect from April 1, 2018, a two-tiered profits tax rate regime applies. The profits tax rate for the first HKD2 million of corporate profits is 8.25%, while the standard profits tax rate of 16.5% remains for profits exceeding HKD2 million. The Company’s Hong Kong subsidiaries, Jiadezhigao HK, WISMASS HK and HK Yifu, are subject to Hong Kong profits tax on their taxable income as reported in their statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. There were no assessable profits derived from or earned from Jiadezhigao HK, WISMASS HK and HK Yifu for any of the periods presented.

PRC

Under the Enterprise Income Tax (“EIT”) Law of the PRC, domestic enterprises and Foreign Investment Enterprises are usually subject to a unified 25% enterprise income tax rate, while preferential tax rates, tax holidays and even tax exemption may be granted on a case-by-case basis. EIT grants preferential tax treatment to High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. Kebiao Technology was approved as an HNTE on November 2, 2022 and renewed the HNTE status on December 8, 2025. As a result, Kebiao Technology has been entitled to a reduced income tax rate of 15% in 2023, 2024 and 2025. According to the Announcement of the State Taxation Administration on the Implementation of Income Tax Preferential Policies to Support the Development of Small Low Profit Enterprises and Individual Businesses, 25% of the annual taxable income of small low profit enterprises that does not exceed RMB3.0 million will be included in the taxable income, and the enterprise income tax will be paid at the rate of 20%. Jiade Zhigao, Shenzhen Kebiao, Kunyuan and Jiazhi are eligible for the above preferential tax policies for small and micro enterprises in 2023, 2024 and 2025.

The impact of the tax holidays noted above decreased taxes by RMB1,145,885, RMB1,015,692 and RMB141,020 (US$20,157) for the years ended December 31, 2023, 2024 and 2025, respectively. The impact of the benefit of the tax holidays on net income per share (basic and diluted) was RMB10.31*, RMB8.28* and RMB0.15 for the years ended December 31, 2023, 2024 and 2025, respectively.

*The per share data are presented on a retroactive basis to reflect the Company’s Share Consolidation.

JIADE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 — Taxes (continued)

(a)Corporate Income Taxes (continued)
i)	The components of the income tax provision are as follows:

	For the years ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Current income tax	1,551,288	561,041	31,037	4,437
Deferred income tax	—	(15,330)	(217,233)	(31,051)
Total income tax expenses (benefit)	1,551,288	545,711	(186,196)	(26,614)

ii)The following table reconciles PRC statutory rates to the Group’s effective tax rate:

The following table reconciles the China statutory rates to the Group’s effective tax rate for the years ended December 31, 2023, 2024 and 2025:

	For the years ended December 31,
	2023	2024	2025
Statutory rate in the PRC	25.0%	25.0%	25.0%
Effect of the PRC preferential tax rate	(10.3)%	(11.9)%	(24.2)%
R&D additional deduction	(0.8)%	(1.5)%	2.8%
Reversal due to tax period difference	0.0%	(14.3)%	(1.4)%
Changes in valuation allowance	0.0%	1.1%	0.0%
Non-deductible expenses*	0.1%	10.5%	(0.5)%
Effective tax rate	14.0%	8.9%	1.7%
*	Non-deductible expenses mainly represent expenditures not deductible for PRC tax purposes.

iii)The Group’s deferred tax assets are as follows:

	As of	As of	As of
	December 31,	December 31,	December 31,
	2024	2025	2025
	RMB	RMB	US$
Allowance of expected credit loss	15,330	133,185	19,037
Net operating losses	—	254,990	36,447
Less: valuation allowance	—	(155,612)	(22,242)
Deferred tax assets, net	15,330	232,563	33,242

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2024 and 2025, the Group did not have any significant unrecognized uncertain tax positions. The Group did not incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2023, 2024 and 2025.

JIADE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 — Taxes (continued)

(b)Taxes payable

Taxes payable consist of the following:

	As of	As of	As of
	December 31,	December 31,	December 31,
	2024	2025	2025
	RMB	RMB	US$
Income tax payable	1,613,840	1,452,052	207,552
Value-added tax payable	359,420	57,082	8,159
Total taxes payable	1,973,260	1,509,134	215,711

Note 14 — Segment reporting

ASC Topic 280, Segment Reporting, establishes standards for reporting information about operating segments on a basis consistent with the Group’s internal organizational structure, as well as information about geographical areas, business segments and major customers in financial statements for details on the Group’s business segments. Reportable operating segments include components of an entity about which separate financial information is available and which operating results are regularly reviewed by the chief operating decision maker (“CODM”), the Chief Executive Officer, Mr. Yuan Li, to make decisions about resources to be allocated to the segment and assess each operating segment’s performance.

The Group primarily offers (i) one-stop comprehensive adult education supporting services, (ii) safety technology training services, (iii) online course services and (iv) customized equipment sales.

Based on the management’s assessment, the Group considers itself to have a single operating segment and one reportable segment for the year ended December 31, 2023 and 2024. For the year ended December 31, 2025, the Group determined that it operates in four segments: (i) one-stop comprehensive adult education supporting services, (ii) safety technology training services, (iii) online course services and (iv) customized equipment sales.

The Group evaluates the performance of each operating segment based on several factors, of which the primary financial measures are operating segment profit or loss, as shown in the table below.

JIADE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 14 — Segment reporting (continued)

The table below provides a summary of the Group’s reportable segment information for the year ended December 31, 2025.

	For the year ended December 31, 2025
	Adult	Safety
	education	technology	Online	Customized
	supporting	training	course	equipment
	services	services	services	sales	Consolidation
	RMB	RMB	RMB	RMB	RMB	US$
Revenue	16,639,576	8,417,926	414,055	229,956	25,701,513	3,673,691
Operating costs and expenses	26,017,110	6,614,754	1,165,343	183,272	33,980,479	4,857,060
Segment profit (loss)	(9,377,534)	1,803,172	(751,288)	46,684	(8,278,966)	(1,183,369)
Unallocated (1):
Other operating expenses					(4,294,025)	(613,776)
Other income					1,858,302	265,620
Loss before income taxes					(10,714,689)	(1,531,525)

Long-lived assets	6,415,816	3,893,980	19,189,308	—	29,499,104	4,216,507
Goodwill	6,813,568	8,023,610	11,645,998	67,121	26,550,297	3,795,014
Current assets	37,646,941	27,611,546	22,161,654	259,850	87,679,991	12,532,696
Unallocated current assets (2)					221,373	31,642
Consolidated total assets					143,950,765	20,575,859
(1)	The unallocated items consist of staff cost at headquarters, legal and professional fee and other expenses.
(2)

The asset categories reviewed by CODM consist of long-lived assets and current assets. Assets are allocated to each segment based on operations or their physical location. The unallocated current assets include cash and cash equivalent, other receivables and deferred offering costs attributable to headquarter operations.

The accounting policies of the operating segments are the same as the Group’s accounting policies described in note 2. Segment profit (loss) represents the profit or loss earned from each segment without allocation of certain other operating expenses and other income. This is the measure reported to the CODM for the purposes of resource allocation and performance assessment. The Group generates substantially all of its revenue from clients in China. Accordingly, no geographical segments are presented. Substantially all of the Group’s long-lived assets are located in China.

JIADE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15 — Shareholders’ equity

The Company was established as a holding company under the laws of the Cayman Islands on February 20, 2023. The original authorized number of ordinary shares is 200,000,000 shares with a par value of US$0.01 per share.

On May 23, 2025, the Company’s shareholders authorized and approved a consolidation of the Company’s authorized issued and unissued ordinary shares on an 8:1 basis (“8:1 Share Consolidation”) from 200,000,000 shares to 25,000,000 shares with a par value of US$0.08 per share. In addition, the Company’s shareholders authorized and approved to change the Company’s authorized share capital and reclassify the Company’s share structure (“Change of Authorized Share Capital”). Pursuant to the Change of Authorized Share Capital, the Company’s authorized share capital was increased from US$2,000,000 divided into 25,000,000 ordinary shares of a par value of US$0.08 each, to an aggregate of (i) US$2,000,000 divided into 25,000,000 ordinary shares of a par value of US$0.08 each, and (ii) US$50,000 divided into 500,000,000 shares of a par value of US$0.0001 each, consisting of (a) 395,000,000 Class A ordinary shares of a par value of US$0.0001 each, (b) 75,000,000 Class B ordinary shares of a par value of US$0.0001 each, and (c) 30,000,000 preference shares of a par value of US$0.0001 each, each with such rights and restrictions as set forth in the Company’s second amended and restated memorandum and articles of association. Immediately following in the Change of Authorized Share Capital, the Company issued (i) an aggregate of approximately 2,014,893 Class A ordinary shares of a par value of US$0.0001 each to all existing shareholders of the Company, other than JD LIYUAN LIMITED, pro rata based on their existing shareholding percentages, and (ii) 1,052,063 Class B ordinary shares of a par value of US$0.0001 each to JD LIYUAN LIMITED (together, the “Issuance of Dual Class Shares”). Such issuances did not affect the relative shareholding percentages of any shareholder in the Company. Following the Issuance of Dual Class Shares, the Company repurchased all of the approximately 3,066,935 issued ordinary shares of a par value of US$0.08 each held by its shareholders and simultaneously cancelled such shares and the Company cancelled all 25,000,000 of its remaining authorized but unissued ordinary shares of a par value of US$0.08 each. As a result of the 8:1 Share Consolidation, Change of Authorized Share Capital and the Issuance of Dual Class Shares, the Company’s authorized share capital became US$50,000 divided into 500,000,000 shares of a par value of US$0.0001 each, consisting of 395,000,000 Class A ordinary shares of a par value of US$0.0001 each, 75,000,000 Class B ordinary shares of a par value of US$0.0001 each, and 30,000,000 preference shares of a par value of US$0.0001 each. Holders of Class A ordinary shares of a par value of US$0.0001 each and Class B ordinary shares of a par value of US$0.0001 each have the same rights except for voting and conversion rights. In respect of matters requiring a vote of all shareholders, each holder of Class A ordinary shares of a par value of US$0.0001 each is entitled to one vote per share and each holder of Class B ordinary shares of a par value of US$0.0001 each is entitled to 50 votes per share. As of the date of this report, the Company has not issued any Preference shares.

On July 15, 2025, the Company adopted the 2025 Equity Incentive Plan, pursuant to which, on the same date, the Company issued an aggregate of 302,230 Class A ordinary shares, par value US$0.0001 per share, to its employees for their services rendered to the Company.

On September 11, 2025 and September 24, 2025, the Company entered into certain securities purchase agreements (the “September SPAs”) with certain investors (the “September Purchasers”). Pursuant to the September SPAs, the Company agreed to sell, and the September Purchasers agreed to purchase, an aggregate of 10,700,000 Class A ordinary shares of the Company, par value US$0.0001 per share, with the purchase price of US$0.58 per share (the “September Offering”), for gross proceeds of US$6,206,000.

On December 11, 2025, the Company entered into certain securities purchase agreements (the “December SPAs”) with certain investors (the “December Purchasers”). Pursuant to the December SPAs, the Company agreed to sell, and the December Purchasers agreed to purchase, an aggregate of 9,300,000 Class A ordinary shares of the Company, par value US$0.0001 per share, with the purchase price of US$0.58 per share (the “December Offering”), for gross proceeds of US$5,394,000.

JIADE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15 — Shareholders’ equity (continued)

On March 11, 2026, the Company’s shareholders authorized and approved a consolidation of the Company’s authorized issued and unissued ordinary shares that every 25 issued and unissued Class A ordinary share of a par value of US$0.0001 each in the Company’s share capital, every 25 issued and unissued Class B ordinary share of a par value of US$0.0001 each in the Company’s share capital, and every 25 issued and unissued preference share of a par value of US$0.0001 each in the Company’s share capital, be consolidated into one Class A ordinary share of a par value of US$0.0025 each, one Class B ordinary share of a par value of US$0.0025 each and one preference share of a par value of US$0.0025 each, respectively (each a “Consolidated Share”) and each such Consolidated Share shall rank pari passu in all respects with each other and have the rights and privileges and be subject to the restrictions as contained in the amended and restated memorandum and articles of association of the Company (the “25:1 Share Consolidation,” together with the 8:1 Share Consolidation, the “Share Consolidations”). As a result of the 25:1 Share Consolidation, the authorized share capital of the Company was changed to US$50,000 divided into 20,000,000 ordinary shares of a par value of US$0.0025 each, consisting of (a) 15,800,000 Class A ordinary shares of a par value of US$0.0025 each, (b) 3,000,000 Class B ordinary shares of a par value of US$0.0025 each, and (c) 1,200,000 preference shares of a par value of US$0.0025 each. The 25:1 Shares Consolidation was effected on March 23, 2026.

As of December 31, 2024 and 2025, 80,596 and 892,686 Class A Ordinary Shares and 42,083 and 42,083 Class B Ordinary Shares were issued and outstanding, respectively. The shares are presented on a retroactive basis to reflect the Share Consolidations, Change of Authorized Share Capital and Issuance of Dual Class Shares.

Additional paid-in capital

As of December 31, 2024, additional paid-in capital in the consolidated balance sheet represented the net proceeds from the initial public offering and the underwriters’ exercise of an over-allotment option after deducting underwriting discounts and the offering expenses payable. As of December 31, 2025, additional paid-in capital in the consolidated balance sheet represents the net proceeds from the September Offering and December Offering.

Statutory reserves and restricted net assets

The Group is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Company’s board of directors. The statutory reserve as determined pursuant to PRC statutory laws totaled approximately RMB2,054,975 and RMB2,111,434 (US$301,802) as of December 31, 2024 and 2025, respectively.

Because the Group’s operating subsidiaries in the PRC can only be paid out of distributable profits reported in accordance with PRC accounting standards, the Group’s operating subsidiaries in the PRC are restricted from transferring a portion of their net assets to the Group. The restricted amounts include the paid-in capital and statutory reserves of the Group’s entities in the PRC. The aggregate amount of paid-in capital and statutory reserves, which represented the amount of net assets of the Group’s operating subsidiaries in the PRC not available for distribution, was RMB4,784,059 and RMB4,840,518 (US$691,888) as of December 31, 2024 and 2025, respectively.

Ordinary shares subscribed

Subscribed shares are shares that shareholders have promised to buy. As of December 31, 2024 and 2025, the total number of shares that shareholders have promised to buy were issued and outstanding. The shares are presented on a retroactive basis to reflect the Share Consolidations, Change of Authorized Share Capital and Issuance of Dual Class Shares. The total number of shares that shareholders have promised to buy are fully paid as of March 6, 2026.

JIADE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 16 — Related party balances and transactions

The following is a list of related parties which the Group has transactions with:

(a)	Chengdu Jinjiang New Vision Training School (“New Vision”), a private non-enterprise organization significantly influenced by Ms. Jie Tong from April 1, 2020 to February 20, 2023. Ms. Jie Tong is the spouse of Mr. Yuan Li.
(b)	Mr. Yuan Li, 100% owner of the Company’s largest shareholder and one of the directors of the Company.
(c)	JD LIYUAN LIMITED, the Company’s largest shareholder.
(d)	Ms. Li Tan, key management of the Company.
(e)	Mr. Xiang Lan, key management of the Company.

Amounts due from related party

The amounts due from related party consisted of the following:

	As of	As of	As of
	December 31,	December 31,	December 31,
	2024	2025	2025
	RMB	RMB	US$
Mr. Yuan Li	4,439,705	—	—

All amounts due from related party are unsecured, interest-free and repayable on demand. The Group’s loans to Mr. Yuan Li for short-term financing were repaid by the end of June 30, 2025.

Amounts due to related parties

The amounts due to related parties consisted of the following:

	As of	As of	As of
	December 31,	December 31,	December 31,
	2024	2025	2025
	RMB	RMB	US$
Mr. Yuan Li	275,000	417,062	59,613
Ms. Li Tan	100	—	—
JD LIYUAN LIMITED	—	45,732	6,537
Mr. Xiang Lan	—	43	6
Total	275,100	462,837	66,156

Amounts due to Mr. Yuan Li represent the purchase payment he made for the vehicle on behalf of the Group, which purchase payments were made Mr. Yuan Li, mainly because vehicle installment payments can only be processed on behalf of the Group in the name of its legal representative, and such amounts were paid by him on behalf of the Group.

Amounts due to JD LIYUAN LIMITED are unsecured, interest - free and repayable on demand, which represent the advance expenses paid on behalf of the Group

JIADE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 16 — Related party balances and transactions (continued)

Related party transactions

	For the years ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Revenue from a related party
New Vision	853,089	—	—	—

Advances made to related parties
Mr. Yuan Li	—	4,439,705	—	—

Collection from related parties
Mr. Yuan Li	—	—	4,439,705	634,597

Advances made from related parties
Mr. Yuan Li	—	275,000	417,062	59,613
Ms. Li Tan	—	100	—	—
Mr. Xiang Lan	—	—	43	6
JD LIYUAN LIMITED	—	—	45,732	6,537

Repayment made to related parties
Ms. Li Tan	—	—	100	14

Note 17 — Concentrations and risks

(a)Concentrations

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of accounts receivable. The Group conducts credit evaluations of its customers, and generally does not require collateral or other security from them. The Group evaluates its collection experience and long outstanding balances to determine the need for an allowance for credit loss. The Group conducts periodic reviews of the financial condition and payment practices of its customers to minimize collection risk on accounts receivable.

The following table sets forth a summary of single customers who represent 10% or more of the Group’s total revenue:

	For the years ended December 31,
	2023		2024	2025	2025
	RMB		RMB	RMB	US$
Amount of the Group’s revenue
Customer A	6,227,547	(1)	6,335,377	6,361,651	909,314
Customer B	4,567,925		5,567,642	2,838,774	405,765
Customer C	2,728,962		3,876,263	4,916,885	702,804
(1)	The amount represented the revenue we generated from a related party, New Visions, from January 1, 2023 to December 31, 2023.

JIADE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 17 — Concentrations and risks (continued)

(a)Concentrations (continued)

The following table sets forth a summary of single customers who represent 10% or more of the Group’s total accounts receivable:

	As of		As of	As of
	December 31,		December 31,	December 31,
	2024		2025	2025
	RMB		RMB	US$
Amount of the Group’s accounts receivable
Customer A	4,113,500		1,191,850	170,359
Customer B	5,201,700		—	—
Customer C	—		4,843,602	692,329
Customer D	N/A	(2)	850,000	121,496
(2)	Accounts receivable due from the relevant customer were less than 10% of the Group’s total accounts receivable as of December 31, 2024.

(b)Credit risk

Credit risk is the potential financial loss to the Group resulting from the failure of a customer or a counterparty to settle its financial and contractual obligations to the Group, as and when they fall due. As the Group does not hold any collateral, the maximum exposure to credit risk is the carrying amounts of accounts and other receivables (excluding prepayments) and cash and cash equivalents presented on the consolidated balance sheets. The Group has no other financial assets that carry significant exposure to credit risk.

(c)Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group’s interest rate risk arises primarily from loans. Loans issued at variable rates and fixed rates expose the Group to cash flow interest rate risk and fair value interest rate risk, respectively.

(d)Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

Typically, the Group ensures that it has sufficient cash on demand to meet expected operational expenses for a period of 90 days, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

JIADE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 18 — COMMITMENTS

Operating lease commitments

The total future minimum lease payments, including the agreed-upon property management fee under the non-cancellable operating lease with respect to the contractual obligations, were as follows:

	As of	As of	As of
	December 31,	December 31,	December 31,
	2024	2025	2025
	RMB	RMB	US$
Within 1 year	143,438	143,438	20,503
1 – 2 years	71,719	143,438	20,503
Total	215,157	286,876	41,006

Note 19 — CONTINGENCIES

Contingencies

In the ordinary course of business, the Group may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Group records contingent liabilities resulting from such claims when a loss is assessed to be probable, and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims and litigation as of December 31, 2025 and through the issuance date of these consolidated financial statements.

Note 20 — SUBSEQUENT EVENTS

Unless otherwise indicated, all share amounts and per share amounts in this subsection are not presented to give effect to the 1-for-25 share consolidation, which was effected on March 23, 2026.

The Group has performed an evaluation of subsequent events through to the date consolidated financial statements were issued, and determined that no other events that would have required adjustment or disclosure in the consolidated financial statements, except for the events mentioned below:

On February 18, 2026, the Company entered into a securities purchase agreement in a registered direct offering with certain investors named therein (collectively, the “Purchasers”), pursuant to which, the Company agreed to issue and sell(the “February 2026 Offering”): (i)3,490,000 Class A ordinary shares of the Company, par value $0.0001 per share; (ii) pre - funded warrants to purchase up to 8,510,000 Class A ordinary shares, par value $0.0001 per share (the “Pre-Funded Warrants”); and (iii) up to an aggregate of 48,000,000 Class A ordinary shares, par value $0.0001 per share (and/or RD Warrants in lieu thereof) issuable upon the exercise by the Purchasers of their option to purchase such additional Class A ordinary shares, par value $0.0001 per share (and/or RD Warrants in lieu thereof) on or before the 30th calendar day anniversary of the initial closing date on February 19, 2026 at a purchase price of $0.25 per Class A ordinary share, par value US$0.0001 per share. The purchase price for each Class A ordinary share, par value $0.0001 per share, was $0.25 and the purchase price for each Pre-Funded Warrant was $0.25. Upon the closing of the February 2026 Offering on the Closing Date, the Company received $3 million in gross proceeds, before deducting placement agent fees and offering expenses.

On March 22, 2026, Kebiao Techbology obtained an RMB3,740,000 loan from Industrial and Commercial Bank of China for a term of twelve months, at a fixed annual interest rate of 3.00% per annum.

On April 6, 2026, the Company adopted the 2026 Equity Incentive Plan, pursuant to which, on the same date, the Company issued an aggregate of 2,900,000 Class B Ordinary Shares*, par value US$0.0025 per share, to JD LIYUAN LIMITED for Mr. Yuan Li’s service rendered to the Company.

*Giving effect to the 1-for-8 share consolidation effected on June 24, 2025 and the 1-for-25 share consolidation effected on March 23, 2026.

JIADE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 21 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. The payment of dividends by entities organized in the PRC is subject to limitations, procedures and formalities. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in the PRC. The Company’s subsidiaries are also required to set aside at least 10% of their after-tax profit based on PRC accounting standards each year to their statutory reserves account until the cumulative amount of such reserves reaches 50% of their respective registered capital. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends.

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

Regulation S-X requires the condensed financial information of the registrant to be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. For purposes of the above test, restricted net assets of consolidated subsidiaries shall mean that amount of the registrant’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party. The condensed parent company financial statements have been prepared in accordance with Rule 12-04, Schedule I of Regulation S-X as the restricted net assets of the Company’s PRC subsidiary exceed 25% of the consolidated net assets of the Company.

Certain information and footnote disclosures normally included in financial statements prepared in conformity with generally accepted accounting principles have been condensed or omitted. The Company’s investment in subsidiaries is stated at cost plus equity in undistributed earnings of subsidiaries.

The condensed financial information has been prepared using the same accounting policies as set out in the consolidated financial statements, except that the equity method has been used to account for investments in its subsidiaries. For the parent company, the Company records its investments in subsidiaries under the equity method of accounting as prescribed in ASC 323, Investments — Equity Method and Joint Ventures. Such investments are presented on the Condensed Balance Sheets as “Investments in subsidiaries” and the subsidiaries’ gain as “Equity in gain of subsidiaries” on the Condensed Statements of Comprehensive Income.

For the years ended December 31, 2023, 2024 and 2025, there were no material contingencies, significant provisions of long-term obligations, or guarantees of the Company.

JIADE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 21 —  CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY  (continued)

PARENT COMPANY CONDENSED BALANCE SHEETS

	As of	As of	As of
	December 31,	December 31,	December 31,
	2024	2025	2025
	RMB	RMB	US$
ASSETS:
Cash and cash equivalents	4,437	1,490	213
Prepayment and other current assets	3,450,175	40,672,667	5,813,620
Amount due from related parties	43,345,774	66,413,758	9,492,969
Investment in subsidiaries	25,822,112	16,111,116	2,302,871
TOTAL ASSETS	72,622,498	123,199,031	17,609,673
LIABILITIES AND SHAREHOLDERS’ EQUITY:
Payroll payables	159,243	531,990	76,041
Other payables	1,314,148	1,855,822	265,266
Amount due to related party	—	229,730	32,837
TOTAL LIABILITIES	1,473,391	2,617,542	374,144
SHAREHOLDERS’ EQUITY
Class A ordinary shares, $0.0025 par value; 15,800,000 shares authorized; 80,596 shares and 892,686 shares issued and outstanding as of December 31, 2024 and 2025, respectively*	1,387	15,356	2,232
Class B ordinary shares, $0.0025 par value; 3,000,000 shares authorized; 42,083 shares issued and outstanding as of December 31, 2024 and 2025*	724	724	105
Additional paid-in capital	50,180,671	127,454,016	18,217,867
Statutory reserves	2,054,975	2,111,434	301,802
Ordinary shares subscribed	(1,913)	(15,755,217)	(2,252,000)
Accumulated other comprehensive income (loss)	418,491	(1,086,344)	(155,319)
Retained earnings	18,494,772	7,841,520	1,120,842
TOTAL SHAREHOLDERS’ EQUITY	71,149,107	120,581,489	17,235,529
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	72,622,498	123,199,031	17,609,673
*

Ordinary Shares have been retroactively adjusted to reflect the decreased number of shares resulting from the Share Consolidations, Change of Authorized Share Capital and Issue of Dual Class Shares effective on June 24, 2025 and March 23, 2026.

JIADE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 21 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY  (continued)

PARENT COMPANY CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the years ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
General and administrative expenses	—	2,471,530	10,280,791	1,469,505
Research and development expenses	—	86,320	86,053	12,300
LOSS FROM OPERATIONS	—	(2,557,850)	(10,366,844)	(1,481,805)
Interest income	—	14,569	202	29
Other income, net	—	—	387,638	55,407
Equity in gain (loss) of subsidiaries	9,483,524	8,146,508	(617,789)	(88,305)
INCOME (LOSS) BEFORE INCOME TAX	9,483,524	5,603,227	(10,596,793)	(1,514,674)
NET INCOME (LOSS)	9,483,524	5,603,227	(10,596,793)	(1,514,674)

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	—	418,491	(1,504,835)	(215,096)
TOTAL COMPREHENSIVE INCOME (LOSS)	9,483,524	6,021,718	(12,101,628)	(1,729,770)

JIADE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 21 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY  (continued)

PARENT COMPANY CONDENSED STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES:
Total net income (loss)	9,483,524	5,603,227	(10,596,793)	(1,514,674)
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in (gain) loss of subsidiaries	(9,483,524)	(8,146,508)	617,789	88,305
Share-based compensation	—	—	6,264,915	895,487
Unrealized foreign exchange loss (gain)	—	418,491	(1,504,798)	(215,091)
Changes in operating assets and liabilities:
Prepayment and other current assets	—	(179,935)	(831,438)	(118,843)
Other payables	—	1,314,148	541,674	77,427
Payroll payables	—	159,243	372,747	53,279
NET CASH USED IN OPERATING ACTIVITIES	—	(831,334)	(5,135,904)	(734,110)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of intangible assets	—	—	(36,162,841)	(5,169,000)
NET CASH USED IN INVESTING ACTIVITIES	—	—	(36,162,841)	(5,169,000)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of ordinary shares upon the completion of IPO	—	54,481,760	—	—
Proceeds from issuance of ordinary shares upon exercise of underwriters’ over-allotment option	—	8,690,520	—	—
Capital contributed by shareholders	—	—	1,993	285
Share issuances, net of issuance costs	—	—	55,267,102	7,899,702
Net repayment from related parties	—	(52,885,180)	(13,745,047)	(1,964,673)
Deferred costs related to shares offering	—	(9,451,329)	(228,213)	(32,620)
NET CASH PROVIDED BY FINANCING ACTIVITIES	—	835,771	41,295,835	5,902,694
EFFECT OF FOREIGN EXCHANGE RATE ON CASH AND CASH EQUIVALENT	—	—	(37)	(5)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENT	—	4,437	(2,947)	(421)
TOTAL CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	—	—	4,437	634
TOTAL CASH AND CASH EQUIVALENTS, END OF YEAR	—	4,437	1,490	213